Form 20-F
period 2000-12-31
MARNETICS BROADBAND TECHNOLOGIES LTD
filed 2001-07-16
CIK 1062447

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2000.

OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For  the transition period from _______________ to _______________

                        Commission file number 000-29736

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
             (Exact Name of Registrant as specified in its charter)
                                 NOT APPLICABLE
                 (Translation of Registrant's name into English

                                     ISRAEL
                 (Jurisdiction of incorporation or organization)

                               10 HAYETZIRA STREET
                              RA'ANANA 43000 ISRAEL
                             ----------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

        Title of each                            Name of each exchange
            Class                                on which registered
        ------------                             --------------------
                                      None

Securities registered to or to be registered pursuant to Section 12(g) of the Act.

                ORDINARY SHARES, NOMINAL VALUE NIS 0.08 PER SHARE
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2000, 6,407,333 of the Registrant's Ordinary Shares, par value NIS 0.08 per share, were issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X      No
   -----      -----

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17     Item 18 X
       ---         ---

                              CAUTIONARY STATEMENT

     Our disclosure and analysis in this report contains statements relating to future results of Marnetics Broadband Technologies Ltd. (the "COMPANY," which may be referred to as "WE," "US" or "OUR" and unless context indicates otherwise, includes its wholly-owned subsidiary, Marnetics, Ltd.) (including certain projections and business trends) that are considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to, changes in economic conditions and competitive pressures within the Company's markets, as well as other risks and uncertainties detailed from time to time in the filings of the Company with the Securities and Exchange Commission.

                                     PART I

ITEM 1. NOT APPLICABLE.

ITEM 2. NOT APPLICABLE.

ITEM 3. KEY INFORMATION.

     A. Selected Financial Data

     The following selected summary of financial information was derived from our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Effective December 31, 2000, Marnetics Ltd. was acquired by the Company (formerly named Stav Electrical Systems (1994) Ltd.) in exchange for which the Company issued to the shareholders and optionholders of Marnetics Ltd. shares and options in the Company representing approximately 75% of its outstanding shares, on a fully diluted basis. The acquisition of Marnetics Ltd. by the Company was accounted for as a reverse acquisition. Marnetics Ltd. was determined to be the "accounting acquirer" in the transaction since the former shareholders and optionholders of Marnetics Ltd., as a group, received the largest ownership interest in the Company. As a result, the historical financial statements of the Company prior to December 31, 2000 were replaced with the historical financial statements of Marnetics Ltd. Therefore, the following financial summary of the Company refers to the results of operation of Marnetics Ltd. The selected summary data should be read in conjunction with and are qualified in their entirety by our Consolidated Financial Statements and notes thereto, which are presented elsewhere herein and by reference to "Item 5: Operations and Financial Review and Prospects."


                                                                                  CUMULATIVE FROM
                                                                                   JUNE 1, 1998
                                                                                      (DATE OF
                                                                 SEVEN MONTHS       COMMENCEMENT OF
                                                    YEAR ENDED      ENDED            OPERATIONS) TO
                                                    DECEMBER 31,   DECEMBER 31,      DECEMBER 31,
                                                 ---------------   ------------      ------------
                                                 2000       1999      1998(1)            2000
                                                 ----       ----      -------            ----
                                                US$ IN THOUSANDS
Research and development costs                   252         33         131               416
Sales and marketing expenses, net                142         --          --               142
General and administrative expenses              722         44         181               947
Non-cash compensation expenses                 2,408                                    2,408
                                             --------   --------    --------          --------

OPERATING LOSS                                (3,524)       (77)       (312)           (3,913)

Financial income, net                            167          9           8               184
Loss on sale of property and equipment            --        (28)          --              (28)
Share in losses of affiliate                    (639)       (21)          --             (660)
                                             --------   --------    --------          --------

LOSS FOR THE PERIOD                           (3,996)      (117)       (304)           (4,417)
                                             ========   ========    ========          ========

Per share data (Note 2h)
Loss per share:
Basic and diluted                              (4.15)     (0.20)      (0.91)
Shares used in computing
  Loss per ordinary share
Basic and diluted                            962,553    575,234     335,143


                                                      AT DECEMBER 31,
                                              ------------------------------
BALANCE SHEET DATA                             2000       1999       1998(1)
                                               ----       ----       -------
Working capital....................            4,925        282         342
Total assets.......................           25,376        418         445
Short term credits and current
maturities of long-term debt.......            3,337         --          --
Long-term debt.....................              213         --          --
Shareholders' equity...............           18,527        408         379

----------------------------------------
(1) Marnetics Ltd. was established and commenced its operations in June 1998


     B. NOT APPLICABLE.

     C. NOT APPLICABLE.

     D. RISK FACTORS

     The Company's operations consist of two lines of business: (1) our current core business of developing and marketing Internet performance enhancement solutions (the "INTERNET BUSINESS"), which is handled through our wholly-owned subsidiary, Marnetics Ltd. (the "MARNETICS SUBSIDIARY"), and (2) our historical business of electrical and communications contracting and engineering business (the "ELECTRICAL BUSINESS"), which we propose to sell, following a request for bids announced on May 15, 2001 and concluded on May 30, 2001, and subject to shareholders' approval at our Annual General Meeting scheduled to be held in the third quarter, 2001. See "ITEM 8B - SIGNIFICANT CHANGES."

RISKS RELATING TO INTERNET BUSINESS

     TECHNOLOGICAL FACTORS; UNCERTAINTY OF PRODUCT DEVELOPMENT

     Our products are still under development. No assurances can be given that our investment in research and development will be translated into marketable products. There can be no assurance that any of our products in development will satisfactorily perform all of the functions for which they have been designed or that they will be reliable or durable in extensive applications. Such efforts remain subject to all of the risks inherent in development of new products, including unanticipated delays, expenses and technical problems or difficulties, as well as the possible insufficiency of funds to implement efforts, which could result in abandonment or substantial change in product development. Our success will depend upon our products meeting targeted cost and performance objectives and the timely introduction of products into the marketplace. In order to obtain a strong market position, we must continue to allocate substantial resources to research and development and there is no guarantee that we will have the necessary funds to be able to keep pace with the rate of technological change.

     INTELLECTUAL PROPERTY RIGHTS

     Our success is substantially dependent upon our proprietary software technology. We do not yet hold any patents related to our software technology and currently rely or, in the future, expect to rely on a combination of contractual rights, copyrights, trademarks, and non-disclosure agreements with our employees, suppliers, distributors and customers. Marnetics submitted a patent application on December 6, 2000 (US Patent Application No. 2196/1), for a method of data transfer acceleration in a TCP network environment, which is the core engine in BITmax(TM). The patent application is still pending. We intend to file additional patent applications in Israel and the United States for new technologies currently under development. The methods used and proposed for the protection of our intellectual property rights, however, may not afford complete protection and there can be no assurance that third parties will not independently develop such know-how or obtain access to our know-how, ideas, concepts and documentation. Although we believe that our products have been developed independently and do not infringe on the proprietary rights of others, there can be no assurances that the technology does not and will not so infringe or that third parties will not assert infringement claims against us in the future.

     In the case of infringement, we could, under certain circumstances, be required to modify our products or obtain a license. There can be no assurance that we would be able to do either in a timely manner, upon acceptable terms and conditions, or at all, or that we will have the financial or other resources necessary to defend successfully a patent infringement or other proprietary rights infringement action. Failure to do any of the foregoing could have a material adverse effect on us. Furthermore, if our products or technologies are deemed to infringe upon the rights of others, we could become liable for damages, which would have a material adverse effect on us.

     RISKS ASSOCIATED WITH ACQUISITION STRATEGY

     GENERAL. As part of its operating history and growth strategy, the Company seeks to acquire other businesses. The Company continually seeks acquisition candidates in selected and, if possible, synergetic markets and from time to time engages in exploratory discussions with potential acquisition candidates. There can be no assurance, however, that the Company will be able to identify and acquire targeted businesses or obtain financing for such acquisitions on satisfactory terms. Furthermore, there can be no assurance that competition for acquisition candidates will not escalate, thereby increasing the costs of making acquisitions or making suitable acquisitions unattainable.

     LIMITED KNOWLEDGE AND OPERATING HISTORY. Notwithstanding its own due diligence investigation, management may have limited knowledge about the specific operating history, trends and customers of businesses acquired in future acquisitions. Consequently, no assurance can be given that the Company will be able to make future acquisitions at favorable prices, that acquired lines of business will perform as well as they had performed historically or that the Company will have sufficient information to analyze accurately the markets in which it elects to make acquisitions. Furthermore, additions by the Company of new products present certain risks and uncertainties resulting from the Company's relative unfamiliarity with these new products, the market for such new products, and the financial and operating controls required to manage such new product offerings. There can be no assurance that the Company will be successful in marketing these or other additions to its product offering or that its existing customers will accept such additions to the products currently purchased from the Company.

     INTEGRATION. The process of integrating future acquired businesses into the Company's operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management attention. Although the Company will endeavor to integrate and assimilate the operations of acquired lines of business in an effective and timely manner, no assurance can be given that the Company will be successful in such integration attempts or that the Company will be able to hire, train, retain and assimilate individuals employed at the acquired businesses. Further, no assurance can be given that the Company will successfully integrate its recent acquisitions or any other future acquired businesses into the Company's purchasing, marketing and management information systems, or that the Company's management and financial controls, personnel, computer systems and other corporate support systems will be adequate to manage the increase in the size and scope of the Company's operations and acquisition activity. Integration of acquisitions is often a complex process which may entail material, non-recurring expenditures, including facility closing costs, warehouse assimilation expenses, asset writedowns and severance payments.

     SIGNIFICANT FUTURE CHARGES TO EARNINGS. Future acquisitions may involve the recording of a significant amount of intangible assets, particularly goodwill, on the Company's balance sheet, which will be amortized over varying periods of time.

     LIMITED RELEVANT OPERATING HISTORY OF MARNETICS SUBSIDIARY; 1999 BUSINESS CONTRACTION

     The Marnetics Subsidiary, which is the operating entity for the Internet Business, has been in operation since June 1998. Accordingly, the Marnetics Subsidiary has a limited relevant operating history upon which an evaluation of the Marnetics Subsidiary's performance and prospects can be made. The Marnetics Subsidiary is subject to all of the risks, expenses, delays, problems, and difficulties typically encountered in the establishment of a new business.

     In 1999, while our technology was in the research and development stage, as a result of differing views on which market the Marnetics Subsidiary should target for product development, and the ultimate decision to focus on the broadband Internet business market, the initial investors, who desired to focus the Marnetics Subsidiary's business on the end-user market, did not want to continue funding the Marnetics Subsidiary's start-up operations. Consequently, there was then a need to conserve cash and scale back operations until, the Marnetics Subsidiary found new financing and investors. Later that same year, the Marnetics Subsidiary was able to attract new investors and obtain additional capital resources to enable it to renew research and development efforts targeting the Internet broadband business market. The interests of such initial investors in the Marnetics Subsidiary were bought out at that time.

     TECHNOLOGY MARKET DECLINE AND SLOWDOWN IN BROADBAND IMPLEMENTATION

     Phenomenal investments in 3G cellular frequencies and telecom infrastructure during the past several years, contributed to the global decline of technology markets in early 2001. The anticipated rapid adoption of broadband Internet access has been significantly delayed both in Europe and the United States, due to technological and financial considerations. Obtaining investments from venture capital firms has become increasingly difficult. The market is currently characterized by massive lay-offs, severe budget cuts, closings of under-financed and under-performing companies, and major reductions in purchases and investments that do not contribute immediately and directly to revenues and profits. The state of the global broadband environment and technology industry materially adversely affected the results of operations for our Broadband enhancement products and services.

     COMPETITION; TECHNOLOGICAL OBSOLESCENCE

     The market for solutions improving the performance and speed of Internet connections and for expanding the capacity for communication networks is characterized by intense competition, price erosion over the life of the product and rapidly changing business conditions, customer requirements and technology. Our management believes that currently, the Company has few, if any, direct competitors for its Internet Business which combines capacity enhancement with acceleration and differentiated services. It is also anticipated that our new product line will enhance rather than conflict with other Internet performance enhancement solutions. Our products may, in the future, compete directly with or be rendered obsolete by products developed and marketed by numerous well-established companies, including traffic management vendors, network optimization solution developers and cellular vendors. In addition, our products will compete indirectly with other Internet performance solutions and enhancements. Many of these competitors have substantially greater financial, technical, personnel and other resources than the Company and have established reputations for success in the development, licensing, and sale of their products and technology. Certain of these competitors are industry leaders with the financial resources necessary to enable them to withstand substantial price competition or downturns in the market. There are also numerous other companies that have developed or may be expected to develop technologies or products that may be functionally similar to some or all of those being developed by us. There can be no assurance that other companies with greater financial resources and expertise do not have or are not currently developing functionally equivalent or superior products, or that functionally equivalent or superior products will not become available in the near future. In addition, the markets for our technology, products and proposed products are characterized by rapid changes and evolving industry standards, often resulting in product obsolescence or shortened product life span. Accordingly, our ability to compete will be dependent upon our ability continually to enhance and improve our future products and technologies, and to complete development of new products. There can be no assurance that we will be able to compete successfully, that our competitors or future competitors will not develop technologies or products that will render our products and technology obsolete or less marketable, or that the Company will be able to successfully enhance or satisfactorily adapt our existing technology or develop new products.

     COMPETITION AND PRICING

     The Company may face strong competition by large and well-established players in the communications and Internet industries. Thus, our products may come under competitive pressure in terms of feasibility and price with a negative impact on future performance.

     PROPOSED EXPANSION

     The Company intends to pursue a strategy of growth. We have, however, limited experience in effectuating rapid expansion or in managing operations that are geographically dispersed. We intend to pursue our growth strategy by entering into strategic alliances for the marketing of our products or technology (OEM Agreements), hiring and retaining skilled management, as well as financial, marketing, technical, and other personnel and successfully managing growth (including monitoring operations and controlling costs and maintaining effective quality controls). Our prospects could be adversely affected by unfavorable general economic conditions, including any downturns in the Israeli or international economies, or a decline in the economic prospects of particular governmental or commercial customers or segments or targeted markets, which could result in reduction or deferral of expenditures by prospective customers. There can be no assurance that we will be able to achieve significant market acceptance of future products, successfully introduce new products, or achieve significant penetration in new geographic markets.

     Our products may require a sophisticated marketing and sales effort targeted at several levels within a prospective customer's organization. We have recently expanded our marketing and sales staff and plan to further increase our staff, including sales, technical and customer support personnel. Competition for qualified sales personnel is intense and we may not be able to hire sufficient sales personnel to support our marketing efforts.

     As the Company grows, we will need to increase our staff to support new customers, as well as our continued research and development operations. The installation of Internet traffic management solutions, the integration of these solutions into existing networks and ongoing support can be complex. Accordingly, the Company needs highly-trained technical and customer support personnel. Hiring technical and customer support personnel is very competitive in this industry, due to the limited number of people available with the necessary technical skills and understanding of our products. This is particularly true in Israel, where competition for such personnel is intense. Our success depends upon our ability to attract, train and retain highly-qualified technical and customer support personnel.

     SIGNIFICANT CAPITAL REQUIREMENTS; NEED FOR ADDITIONAL FINANCING; DEPENDENCE ON FINANCING TO IMPLEMENT EXPANSION

     The Company's capital requirements have been and will continue to be significant and our cash requirements have historically exceeded and will likely exceed cash flow from operations. As a result, we may need to depend upon bank credit lines and sales of the Company's securities to fund our development and marketing activities. The Company's ability to obtain additional financing, and the terms of any such financing, could be adversely affected by a variety of existing circumstances. No assurance can be given that the Company will be able to obtain such financing or that the financing obtained will be on terms satisfactory or favorable to the Company.

     LIMITED MARKETING CAPABILITIES; DEPENDENCE ON THIRD PARTY MARKETING ARRANGEMENTS

     The Company has not yet commenced marketing activities relating to product commercialization and has limited marketing experience and limited financial, personnel and other resources to undertake extensive marketing activities independently. Accordingly, we may rely on arrangements with third parties for the marketing and distribution of our products, including arrangements with distributors. There can be no assurance that we or any third parties will be able to market our products successfully or that their efforts will result in any significant revenue. The Company could also be dependent upon such dealers and distributors and other third parties to provide installation and support services. To the extent that such third parties provide inadequate services and support, over which we will not have direct control, our reputation and our ability to continue to sell additional products through such distributors or dealers would be adversely affected. While we believe that any independent distributors or other strategic partners with which it enters into such arrangements will have an economic motivation to commercialize our products, the time and resources devoted to these activities generally will be contributed and controlled by such entities and not by us. A decline in the financial prospects of particular distributors or other strategic partners or of any of their customers, could have an adverse effect on the Company. Moreover, joint ventures or similar arrangements may require financial or other commitments by us. There can be no assurance that we will be able, for financial or other reasons, to finalize any additional third party distribution, marketing, or joint venture arrangements or that such arrangements, if finalized, will result in the successful commercialization of any of our products.

     RELIANCE ON INTERNATIONAL SALES

     The Company anticipates having sales outside of Israel, but there can be no assurance that we will be able to do so or that such markets will be viable. To the extent we are able to expand successfully, it will become increasingly subject to the risks associated with international sales, including economic and political instability, shipping delays, customs duties, export quotas, and other trade restrictions, any of which could have a significant impact on our ability to deliver products on a competitive and timely basis and exacerbate the risks inherent in our business. In addition, we may encounter significant difficulties in connection with the sales of our products in international markets, future imposition of, or significant increases in, the level of custom duties, export quotas, or other trade restrictions that may have an adverse effect on us.

     CURRENCY EXCHANGE RISKS ASSOCIATED WITH INTERNATIONAL SALES

     It is anticipated that most of our revenues will be derived in currencies other than NIS, while a significant portion of our expenses are currently incurred in NIS. Therefore, the Company may be adversely affected by fluctuations in currency exchange rates. We have not engaged in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. Even if we were to determine that it was in our best interests to enter into any such hedging transactions in the future, there can be no assurance that we will be able to do so or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, the imposition of exchange or price controls or other restrictions on the conversion of foreign currencies into NIS may have a material adverse effect on our results of operations.

     POTENTIAL PRODUCT LIABILITY; WARRANTY EXPENSE

     The Company may be exposed to potential product liability claims by our customers and users of our products. We may experience future material warranty expense.

     DEPENDENCE ON KEY PERSONNEL

     The success of the Company will be largely dependent on the abilities and continued personal efforts of Marnetics Ltd.'s senior management, particularly those of Menachem Reinschmidt, Founder of Marnetics Ltd. and President of the Company; David Sheetrit, Acting Chief Executive Officer and Chief Operating Officer; Isaac Nissim, Chief Financial Officer; Hanoch Newman, Vice President of Research and Development; Karen Gold Anisfeld, Vice President Strategic Marketing; Ron Nuta, Director of Business Development; and Baruch Schechter, Director of Marketing. Although some of the officers have entered into employment/consulting agreements with the Company, these employment/consulting agreements are terminable on relatively short notice. The loss of the services of one or more of such key personnel would have a material effect on our ability to develop or commercialize our products and technologies.

     REGULATION

     We intend to provide the Company's products to customers located throughout the United States and in several foreign countries. As a result, the Company may be required to qualify to do business, or be subject to tax or other laws and regulations, in these jurisdictions even if it does not have a physical presence or employees or property in these jurisdictions. The application of these multiple sets of laws and regulations is uncertain, but we could find the Company is subject to regulation, taxation, enforcement or other liability in unexpected ways, which could materially adversely affect our business, financial condition and results of operations.

     CONTROL BY PRINCIPAL SHAREHOLDERS

     As of July 10, 2001, our Executive Officers and Directors and principal shareholders will beneficially own an aggregate of 89% of the Company's Ordinary Shares. Such Shareholders, if voting together, would likely have sufficient voting power to elect a majority of the Board of Directors, exercise control of the business, policies and affairs of the Company and, in general, determine the outcome of any corporate transaction or other matter submitted to Shareholders for approval such as: (i) any amendment to the Company's Articles of Association, (ii) any merger, consolidation, sale of all or substantially all of the assets of the Company and (iii) any privatization transaction, and in general prevent or cause a change in control of the Company, all of which may adversely affect the Company and its Shareholders. In addition, certain shareholders have the right to appoint members of the Board of Directors. Although certain shareholders are contractually obligated to vote for certain director nominees, there is no joint ownership of the shares held by such shareholders under Israeli law and such shareholders do not constitute a "controlling group" under Israeli corporate or securities laws. SEE "ITEM 6A - DIRECTORS AND SENIOR MANAGEMENT" and "ITEM 7-MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS."

RISKS RELATING TO SALE OF ELECTRICAL BUSINESS

     FAILURE TO COMPLETE THE ASSET SALE COULD NEGATIVELY IMPACT THE COMPANY'S STOCK PRICE, FUTURE BUSINESS AND OPERATIONS.

     If the Asset Sale is not completed for any reason, the Company may be subject to a number of material risks, including the following:

o The price of our Ordinary Shares may decline to the extent that the current market price of our Ordinary Shares reflects a market assumption that the Asset Sale will be completed;

o We would have to assume liabilities for certain expenses, debts and losses relating to the Electrical Business that were transferred to the buyer of the Electrical Business effective as of March 31, 2001; and

o Certain costs related to the Asset Sale, such as legal, accounting and financial advisor fees, must be paid even if the transaction is not completed.

If our Board of Directors determines to seek another buyer for the assets relating to the Electrical Business, we may be unable to find a buyer willing to enter into such a transaction on terms at least comparable to the terms offered by Mr. Dov Strikovsky.

RISKS RELATING TO MARNETICS' LOCATION IN ISRAEL

     RISK OF POLITICAL INSTABILITY. Our principal offices and the research and development facilities of the Company are located in Israel and, thus, are directly affected by economic, political and military conditions in Israel. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and various Arab countries. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by the Arab countries since Israel's establishment. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority and various declarations have been signed in connection with efforts to resolve some of the aforementioned problems, no prediction can be made as to whether a full resolution of these problems will be achieved or as to the nature of any such resolution. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians, which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Ongoing violence between Israel and its Arab neighbors and the Palestinians have had a material adverse impact on the Electrical Business and our financial condition. However, there can be no assurance that continuation of these problems will not have such an impact in the future.

     HISTORY OF INFLATION. In the early to mid-1980s, Israel's economy was subject to a period of very high inflation. However, inflation was significantly reduced by the late 1980s due primarily to government intervention. The annual rate of inflation in Israel was 10.6% for 1996, 7.0% for 1997, 8.6% for 1998, 1.3% for 1999 and 0% for 2000. The dollar "carrying value" of certain assets and liabilities of the Company which are denominated or payable in NIS are influenced by the rate of inflation in Israel compared with that of the United States and prevailing NIS/dollar exchange rates. Increases in inflation in Israel could have an adverse impact on our results of operations if the rate of inflation increases without a corresponding devaluation of the NIS against the dollar.

     MILITARY RESERVE DUTY. Certain of our officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time. We have operated effectively under these requirements since our inception. No prediction can be made as to the effect on the Company of any expansion of these obligations.

     INCOME TAXATION. Non-residents of Israel are subject to income tax on certain income (including cash dividends) derived from sources in Israel. The convention between the State of Israel and the federal government of the United States with respect to taxes on income provides for a maximum tax of 25% on dividends paid to residents of the United States.

ITEM 4. INFORMATION ON THE COMPANY

     A. History and Development of the Company.

     The Company was formed in 1994 as Stav Electrical Systems (1994) Ltd., a State of Israel corporation. From 1994 through 2000, the Company was an electrical and communications contracting and engineering firm engaged in the installation and maintenance of infrastructure works located in the State of Israel. In December 2000, the Company completed a combination transaction with Marnetics Ltd. whereby the Company changed its name to Marnetics Broadband Technologies Ltd. The Company acquired all of the outstanding share capital of Marnetics Ltd., an Israeli company formed in 1998, and Marnetics Ltd.'s shareholders received securities representing approximately 75% of the Company's outstanding shares. Marnetics Ltd. became a wholly-owned subsidiary of Marnetics Broadband Technologies Ltd. as a result of this transaction. The Company issued 2,761,236 options in connection with the transaction. As a result of this transaction, the Company changed its focus from electrical contracting to the development and marketing of broadband Internet fortification solutions, designed to enhance performance and infrastructure utilization in the broadband Internet environment. In June 2001, due to changes in the broadband Internet market, the Company subsequently changed its technological focus as described in subsection B below.

     Our principal executive offices are located at 10 Hayetzira St., Ra'anana 43000 Israel, and our telephone number is ++972-9-761-6868.

     B. Business Overview

     The Company's operations consist of two lines of business: (1) our Internet Business, our current core business of developing and marketing Internet performance enhancement solutions, which is handled through the Marnetics Subsidiary, and (2) our Electrical Business, our historical business of electrical and communications contracting and engineering business, which we propose to sell effective March 31, 2001, subject to shareholders' approval at our Annual General Meeting scheduled to be held in third quarter, 2001. See "ITEM 8B - SIGNIFICANT CHANGES."

INTERNET BUSINESS

     GENERAL

     The Company's operating subsidiary, Marnetics Ltd., is in the product development stage. Marnetics Ltd. had been developing products intended to provide performance enhancement solutions for a bottleneck that may occur when broadband access meets the congested public Internet, thereby decreasing the speed and accuracy of data throughput. In early 2001, the global telecommunications markets experienced a major decline. As a result of the downturn, the deployment of broadband Internet access slowed dramatically, putting in jeopardy Marnetics Ltd.'s business plan, which primarily targeted the broadband market. As a result of the current business climate, the Company is considering leveraging its technological assets, which were developed for the BITmax(TM) product line, to address current market opportunities and near-term trends, including data over cellular and Enterprise solutions.

     Current priorities in Internet communication in these areas are focusing on better utilization of existing infrastructure, improvement in performance and providing value-added services which can generate revenues. The Company's objective is to utilize its existing technology and integrate it into a solution which addresses these current market priorities.

     TECHNICAL DESCRIPTION OF WHAT WE DO

     Marnetics Ltd. does not yet have any commercial products. The Company is evaluating the development of a new product line called Prospera, which will employ Marnetics' existing BITmax(TM) core technology as well as a new traffic management technology currently under development. Prospera is intended to address one of the fundamental problems of communications networks: capacity and scalability, especially in high-volume traffic situations. The product is intended to better manage over-subscription situations in Internet and Intranet networks. In addition, Prospera may offer a new series of value-added features, like differentiated services, billing interface, and traffic analysis and monitoring.

     Management hopes that Prospera will offer increased functionality, while reducing costs and improving performance. The Company intends that Prospera will combine capacity enhancement, acceleration and differentiated services in one package, thereby increasing the utilization of networks' resources and expanding effective bandwidth.

     The Company's Management anticipates that the development of the product will present opportunities for OEM agreements, as well as modular solutions that may provide an additional source of revenues from an install base, once it is established, although there can be no assurances that it will do so.

     CUSTOMERS

     Prospera is likely to be adapted to four market segments, including Cellular Carriers, Enterprises, Internet Service Providers and Web Hosts. These target audiences will be reached either through direct contact or through various strategic partnerships or marketing channels, such as Value-Added Resellers. The Company plans to focus its initial marketing efforts in the United States and Europe.

     In early July, Marnetics signed an OEM agreement with Speedwise Technologies, a company in which the Marnetics Subsidiary has a 17.25% holding. Speedwise is engaged in the design, development, distribution and sale of products used in the Internet and mobile data industries. The OEM agreement will enable Marnetics to sell its products for cellular customers (which are currently in development), whether integrated into Speedwise's products or as stand-alone products, to Speedwise's install base of approximately 70 cellular companies worldwide and a much broader network of contacts. Pursuant to this agreement, Speedwise will pay Marnetics 30% of the income generated by the sale and maintenance of the Marnetics products. This agreement has a one year term with automatic renewal unless a party gives one-months' prior written notice of termination.

     COMPETITION

     Our management believes that currently, the Company has few, if any, direct competitors for its new Internet performance enhancement focus, which uniquely combines capacity enhancement with acceleration and differentiated services. While various technologies exist which address each of these solutions separately, to date, there is no similar product based on a similar technology like that developed by Marnetics to increase capacity for data over cellular.

     In the future, competing products may be developed and marketed by numerous well-established, well-financed companies, including traffic management vendors, network optimization solutions developers, cellular application providers and cellular vendors. In addition, our products will compete indirectly with other Internet performance enhancement solutions, although we believe that our new product line will enhance rather than conflict with these products.

     PRODUCT ROLLOUT SCHEDULE

     The exact components of Prospera to be commercialized will be examined and determined by the Company by year-end 2001. The timetable for the various stages of development and commercialization is expected to be finalized and announced within this time frame. The Company's current estimation, provided the successful conclusion of its research and development, is that it will be able to generate sales of Prospera by the end of the third quarter in 2002. The Marnetics Subsidiary has sufficient cash to finance the anticipated costs of development and commercialization activities through year-end 2002.

     The decision to modify the Company's technology road map following the broadband Internet market decline will accordingly delay the commercialization of the Company's products and services from what was previously reported by the Company.

     RESEARCH AND DEVELOPMENT

     Our current research and development plan is aimed at leveraging the Company's current technology and developing the Prospera product and related products.

     GROWTH STRATEGY - ACQUISITIONS

     As part of its growth strategy, the Company seeks to acquire other businesses. The Company is seeking acquisition candidates in selected markets and from time to time engages in exploratory discussions with potential acquisition candidates, although it has not entered into any definitive agreement to do so. There can be no assurance, however, that the Company will be able to identify and acquire targeted businesses or obtain financing for acquisitions on satisfactory terms. Furthermore, there can be no assurance that competition for acquisition candidates will not escalate, thereby increasing the costs of making acquisitions or making suitable acquisitions unattainable.

     LICENSING ARRANGEMENTS

     In April 2001, Marnetics Ltd. entered into a Software License Agreement with Speedwise Technologies Ltd., in which Marnetics Ltd. holds a 17.25% interest. Under this License Agreement, Marnetics granted Speedwise a non-exclusive license to use certain programs and software products owned by Marnetics which Speedwise is using to develop other software products. Marnetics is entitled to receive a fee based on the sale of this derivative software product of either (a) US $25 per product if sold bundled with other Speedwise products, or (b) 15% of net revenues from the product. The agreement has a perpetual term.


ELECTRICAL BUSINESS


     GENERAL

     Prior to December 2000, the Company's sole business was as an electrical and communications contracting and engineering firm engaged in the installation and maintenance of infrastructure works located in the State of Israel. The Electrical Business has been characterized by intense competition and pricing pressures over the past several years. The results of operation of the Electrical Business have also been materially adversely affected by the economic slowdown and political instability in Israel. As a result and in order to enable the Company to focus on the Internet Business, the Company shall, subject to shareholder approval, sell the Electrical Business effective as of March 31, 2001. See "ITEM 8B - SIGNIFICANT CHANGES."

     CUSTOMERS/CLIENTS

     The Company's Electrical Business was primarily directed toward two categories of customers: (i) government entities, including municipalities, requiring electrical maintenance services and whose projects include site development, highways, transport projects, public buildings, and other public works; and (ii) private organizations, particularly, industrial, and commercial real estate developers.

     MARKETING AND SALES

     The Company's marketing and sales efforts for the Electrical Business were conducted by the Company's management, engineering staff, and technical employees. A substantial portion of the Company's marketing was accomplished by customer referrals and recommendations. The Company had developed relationships with major contractors in central Israel which serve as a principal source of business for the Company.

     SUPPLIERS

     Materials required for the Company's Electrical Business were generally purchased on an as-needed basis in accordance with orders received and work in process. Normally, the Company did not maintain an inventory of such materials, except for certain items necessary to comply with its municipal maintenance obligations and certain items which either have long order lead times or which are subject to shortages. Materials returned from various work sites were also held in inventory.

     A portion of the materials purchased by the Company for its Electrical Business were produced abroad and purchased by local Israeli companies, which in turn were sold to the Company. Consequently, the Company was be affected by fluctuations in the prices of materials that are produced outside of Israel. All of the supplies required for the Company's work were available from a number of sources at competitive prices, and the Company is not dependent on any one supplier for its components. This allowed the Company to seek better prices and favorable credit terms. The Company researched the market with respect to more expensive materials and selected suppliers which offered these items at the most favorable terms to the Company.

     COMPETITION

     The Company primarily competed for two types of Electrical Business contracts: (i) contracts for a term of years for the installation and maintenance of municipal electrical works; and (ii) contracts for the provision of electrical and communications infrastructure contracting and engineering services, e.g., installation services. Such segments of the electrical contracting industry were and continue to be highly competitive and require substantial capital. The Company competed with numerous regional and local companies, and international companies, many of which had significantly larger operations and greater financial, marketing, human, and other resources than the Company, which gave them competitive advantages, such as the ability to negotiate superior terms from suppliers.

     C. Organizational Structure

     The following is a list of the Company's direct and indirect significant subsidiaries as of July 10, 2001:

      NAME OF                                          PERCENTAGE OF OWNERSHIP
SIGNIFICANT SUBSIDIARY     COUNTRY OF INCORPORATION   INTEREST AND VOTING POWER
----------------------     ------------------------   ------------------------

Marnetics, Ltd.                    Israel                        100%

Speedwise Technologies
Ltd. (a subsidiary of              Israel                      17.25%
Marnetics, Ltd.)

Nulan Technologies, Ltd.*          Israel                        100%

----------
* This subsidiary is to be transferred to the purchaser of the Electrical Business, subject to shareholder approval.


     D. Property, Plants and Equipment.

     During the year 2000, our offices were located at a leased facility in Moshav Batzra, Israel. The facility consisted of a building of approximately 469 square meters and a parking lot of approximately 543 square meters. A portion of the building served as the Company's offices and the remaining portion served as a warehouse for storing tools and inventory. The rent expense for the facility throughout the year 2000 was approximately
$2,175 per month, plus Israeli value added tax.

     As of December 20, 2000, we relocated our headquarters to a facility in Ra'anana, Israel, leased by the subsidiary - Marnetics Ltd. The facility consists of approximately 232 square meters. The lease expires on May 15, 2002. The rent expense for the facility is currently approximately US $ 2,950 per month, plus Israeli value added tax.

     As part of sale of the Company's electrical operations as described in "Item 8B - Significant Changes", all rights and obligations of the Company regarding the facility in Batzra were assigned to the purchaser of the Company's Electrical Business, Idan Millennium Investments and Assets Ltd., as of March 31, 2001.

ITEM 5. Operations and Financial Review and Prospects.

     The following contains forward-looking statements which involve risks and uncertainties. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors. The following discussion and analysis of financial condition and results of operations should be read along with the accompanying consolidated financial statements for the year ended December 31, 2000 in Item 8.A. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States.

     A. Operating Results

     OVERVIEW

     Marnetics Broadband Technologies Ltd. (formerly Stav Electrical Systems
(1994) Ltd.) (the "Company" or "Stav") was engaged in the manufacture, installation and maintenance of electrical and lighting systems, mainly for public institutions and in the development of Internet performance enhancement solutions through its wholly-owned subsidiary Marnetics Ltd. ("Marnetics").

     On June 1, 2000 a share exchange agreement (the "Agreement") was signed between the Company and Marnetics. The agreement was consummated after final approval of the Company's shareholders on December 31, 2000. Pursuant to the agreement, the Company issued to the shareholders of Marnetics shares and options in the amounts of 4,993,048 and 2,761,236 respectively, representing 75% of its outstanding shares in exchange for all shares in Marnetics. The fair value of Stav shares, US$ 11,314,280 was determined on the basis of the average market price of its outstanding shares US$ 8.00.

     The acquisition of Marnetics by the Company was accounted for as a reverse acquisition. As the shareholders of Marnetics (as a group) received the largest ownership interest in the Company, Marnetics was determined to be the "accounting acquirer" in the reverse acquisition. As a result, the historical financial statements of the Company (prior to December 31, 2000) were replaced with the historical financial statements of Marnetics. The statements of operations for 2000, 1999 and 1998 include the operations of Marnetics. The

December 31, 2000 balance sheet includes the accounts of the Company and Marnetics, and the December 31, 1999 balance sheet includes the accounts of Marnetics.

     Marnetics has a limited operating history and is subject to risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services.

     In 1999, Marnetics reduced its activities, dismissed most of its employees and sold its fixed assets. During 2000, Marnetics has raised US$ 7.4 million from new investors and recruited additional employees.

     Marnetics' losses and negative operating cash flow have been significant to date. Marnetics anticipates that both the losses and negative operating cash flow will continue to increase during the foreseeable future until Marnetics develops a customer base that will generate sufficient revenues to fund operating expenses. Since its inception in June 1998, through December 31, 2000, Marnetics has incurred cumulative losses of $4,417,000 and cumulative negative operating cash flows of $1,233,000.

     As of July 10, 2001, Marnetics Ltd. holds 17.25% of the outstanding shares of Speedwise Technologies Ltd. ("Speedwise"), an Israeli start-up company established in July 1999. The holdings in Speedwise do not currently impose any obligations on Marnetics.

YEARS ENDED DECEMBER 31, 2000 AND 1999.

     OPERATING REVENUES

     As Marnetics' products are still in the development phase, Marnetics had no sales in either the years ending December 31, 1999 or December 31, 2000.

     OPERATING EXPENSES

     Research and Development expenses consisted primarily of salaries and related expenses and sub-contractor expenses. Research and Development expenses increased from $33,000 in the year ending December 31, 1999, to $252,000 in the year ending December 31, 2000. The increase was primarily due to Marnetics' resumption of its research and development activities after Marnetics obtained equity financing in the first quarter of 2000.

     General and Administrative expenses consisted primarily of salaries and related expenses for administrative and executive staff, fees for professional services, and general office and rent expenses. General and Administrative expenses increased from $44,000 in the year ending December 31, 1999, to $722,000 in the year ending December 31, 2000. The increase was primarily due to the recruiting and hiring of additional employees.

     NON-CASH COMPENSATION EXPENSES

     Non-cash Compensation includes the amortization of unearned employee stock-based compensation and expenses for options granted to a related party. Stock-based compensation expenses are amortized over the vesting schedule of the option, typically four years, using the straight-line approach.

     During the year ending December 31, 2000, Marnetics recorded an aggregate unearned stock-based compensation of $1,836,000. Stock-based compensation included in operating expenses totaled $2,408,000 in the year ending December 31, 2000, compared to no such expenses in the year ended December 31, 1999.

     FINANCIAL INCOME

     Net financial income in the year ending December 31, 1999 and the year ending December 31, 2000 was $9,000 and $167,000, respectively. These items consist of interest earned on bank deposits and gains and losses from a remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies.

YEAR ENDED DECEMBER 31, 1999 AND THE SEVEN MONTHS ENDED DECEMBER 31, 1998

     OPERATING REVENUES

     As Marnetics' products are still in the development phase, Marnetics had no sales in either of the year ending December 31, 1998 or the year ending December 31, 1999.

     OPERATING EXPENSES

     Research and Development expenses consisted primarily of salaries and related expenses and sub-contractor expenses. Research and Development expenses decreased from $131,000 in 1998, to $33,000 in 1999. The decrease was due primarily to a slowdown in research and development activities and efforts of Marnetics to raise funds in order to finance its activities.

     General and Administrative expenses consisted primarily of salaries and related expenses for administrative and executive staff, fees for professional services, and general office and rent expenses. General and Administrative expenses decreased from $181,000 in 1998, to $44,000 in 1999. The decrease was due primarily to a slowdown in research and development activities and efforts of Marnetics to raise funds in order to finance its activities.

     FINANCIAL INCOME

     Net financial income in 1998 and 1999 was $8,000 and $9,000, respectively. These items consist of interest earned on bank deposits and gains and losses from a remeasurement of monetary balance sheet items, resulting from transactions in non-dollar currencies.

     B. Liquidity and Capital Resources

     To date, Marnetics has funded its operations through equity investments. On December 31, 2000, Marnetics had $6.5 million of cash and cash equivalents compared to $284,000 at December 31, 1999. The increase is due to the funds raised during the year 2000. In November 2000, Marnetics raised US $5.1 million through the private placement of 221,200 of its Marnetics Ordinary Shares to a group of venture capital funds including STIVentures Investments No. 2 B.V. and Prime Technology Ventures NV, each a company registered in the Netherlands. On March 2, 2000, Marnetics issued 130,719 Ordinary Shares to ECI Communications Ltd. in exchange for US $2.0 million. On January 16, 2000, Marnetics raised US $0.3 million through the sale of 36,318 Marnetics Ordinary Shares to Sunny.com Ltd.

     Marnetics' capital requirements have been, and will continue to be, significant and its cash requirements could exceed cash flow from operations. As a result, Marnetics may become dependent on bank credit lines and sales of its securities to fund its development and activities. Currently, Marnetics has $3.3 million short-term bank credit.

     Net cash used in operating activities in 1998, 1999 and 2000 was $237,000, $122,000 and $872,000, respectively. Since Marnetics has not generated any revenues to date, it must use its working capital to fund its research and development.

     C. Research and Development

     As the Company is in the product development stage, it anticipates that a significant amount of its operating expenses will be expended in the area of research and development. Research and Development expenses increased from $33,000 in the year ending December 31, 1999, to $252,000 in the year ending December 31, 2000. The increase was primarily due to Marnetics' resumption of its research and development activities after Marnetics obtained equity financing in the first quarter of 2000.

     D. Trend Information

     Phenomenal investments in 3G cellular frequencies and telecom infrastructure during the past several years, contributed to the global decline of technology markets in early 2001. The anticipated rapid adoption of broadband Internet access has been significantly delayed both in Europe and the United States, due to technological and financial considerations. Obtaining investments from venture capital firms has become increasingly difficult. The market is currently characterized by massive lay-offs, severe budget cuts, closings of under-financed and under-performing companies, and major reductions in purchases and investments that do not contribute immediately and directly to revenues and profits. We expect that the state of the global broadband environment and technology industry will materially adversely affect the results of operations for our broadband Internet enhancement products and services.

ITEM 6. Directors, Senior Managers and Employees

     A. DIRECTORS AND SENIOR MANAGEMENT

     The following is list of our directors and senior management followed by a description of their business background:

                NAME                                 POSITION
                ----                                 --------
Jacob Ben-Gur.......................  Chairman of the Board
Moshe Kessner.......................  Director
Ilja Bobbert........................  Director
Moshe Rubin.........................  Director
Yossi Shelly........................  Director
Menachem Reinschmidt................  Director, President and responsible for
                                      Marnetics Ltd.'s technology development
Baruch Schechter....................  Director, Director of Marketing
David Sheetrit......................  Acting Chief Executive Officer and Chief
                                      Operating Officer
Isaac Nissim........................  Chief Financial Officer
Hanoch Newman.......................  Vice President - Research and Development
Karen Gold Anisfeld.................  Vice President Strategic Marketing
Ron Nuta............................  Director of Business Development

     JACOB BEN-GUR is Chairman of the Board of Marnetics Broadband Technologies, Ltd., a position to which he was appointed in March 2001. He is the former Chairman of Pelephone Communications Ltd., Israel's first and leading cellular carrier, a post which he held for 3 years. Within the framework of his position at Pelephone, Mr. Ben-Gur served as a member of the Boards of Bezeq The Israel Telecommunication Corp. from 1996-2000 and YES - DBS Satellite Services from 1998-2000. He currently serves as Member of the Board of Directors of Liraz Systems Ltd. since 1997. He is a Certified Public Accountant, and earned a BA in Accounting and Economics from Ben-Gurion University.

     MOSHE KESSNER is Associate Vice President Business Development, ECI Telecom Ltd. (NASDAQ: ECIL), a telecom equipment vendor which holds a 16% stake in the Company. In this capacity, he is involved in the investment strategy and investment companies of ECI Telecom, such as Encotone Ltd. a company in which ECI Telecom has recently invested. Prior to joining ECI in 1999, Mr. Kessner was Vice President Technology and Business Development Tadiran Telecommunications Ltd. He served as Lieutenant Colonel in the Israel Defense Forces as Chief Research Engineer in the Signal Corp, involved in developing the computer security standards and several strategic and tactical communication systems. He holds an M.Sc. in Computer Science and a B.Sc. in Electrical Engineering.

     ILJA BOBBERT is a founder and managing partner of Prime Technology Ventures. He led many technology investments while he was with Holland Venture BV, one of the oldest and most successful venture capital firms in the Netherlands. He has extensive knowledge and experience in a wide variety of technological areas. Previously he served in both financial and engineering positions at Koninklijke Bijenkorf Beheer, Unilever and Glynwed. Mr. Bobbert is a cum laude graduate in Chemical Engineering and holds an M.Sc. in Business

Administration and a BA in business economics. He currently serves on the boards of Tridion and Q-Go. He focuses on the company's technology investments in the Benelux and Israel.

     MOSHE RUBIN, OUTSIDE DIRECTOR. Mr. Rubin currently serves as a Financing Consultant for the Jerusalem branch of Pama Car Financing. For 15 years, he operated the Dihatsu car dealership, which he opened in Herzliya. He has also sold used cars, car parts and accessories, as well as worked in car maintenance.

     YOSSI SHELLY, OUTSIDE DIRECTOR. Mr. Shelly, who currently serves as an Outside Director for Marnetics Broadband Technologies, is Managing Director of S. Alexander Ltd. Investment & Consulting firm, based in Beer-Sheva, Israel. During Mr. Shelly's career, he has served on many boards of directors of corporations and organizations. For nearly a decade, he held various posts within the Municipality of Beer-Sheva. Prior to his career in management and consulting, Mr. Shelly served in the Israel Defense Forces for 17 years, dedicating most of his service as the commander of the Computerized Recruitment Center and concluding his service as a Personnel Officer in the Armored Corps. He retired as a Major. He holds a BSc in Industrial Engineering and Management and is currently studying for a degree in law.

     MENACHEM REINSCHMIDT, DIRECTOR AND PRESIDENT. Mr. Reinschmidt established Marnetics in 1998 and was its first Chief Executive Officer and oversees all technology development activities of the Company. One of the leading data communication experts in Israel, Mr. Reinschmidt has 17 years of experience in the most advanced fields of computer networks, including design, analysis, integration and development. His expertise incorporates advanced networking topics, including frame relay, TCP/IP, Internet architecture, ATM, Local Area Networks, routers and switches, voice-over IP, etc. Prior to founding Marnetics, from 1993 to 1997 Mr. Reinschmidt was President of ATLan, a software development company located in Tel Aviv. He is a lecturer and the author of the Hebrew bestseller LOCAL AREA NETWORKS FOR PC AND COMPATIBLES.

     BARUCH SCHECHTER, DIRECTOR AND MARKETING DIRECTOR. Baruch Schechter serves as a Director on the Board of Marnetics Ltd. and its affiliate company, Speedwise. He is also Executive Vice President of the Linkware Group, one of the Company's major shareholders. Before joining Linkware, Mr. Schechter served as Senior Division Manager, Corporate & Business Sales Division, Pelephone, as Marketing and Sales manager at Better Office Automation, and as Sales Manager of Major Account Clients at Cellcom, where he was one of the company's sales leaders. At Pelephone and Cellcom, Mr. Schechter became one of Israel's leading sales/marketing specialists in the cellular market. Mr. Schechter served as a Major officer in the Intelligence service of the Israeli army. He holds a B.A. in Economics and has studied Marketing Management.

     DAVID SHEETRIT, ACTING CHIEF EXECUTIVE OFFICER AND CHIEF OPERATING OFFICER. Mr. Sheetrit has been serving as the Company's Acting Chief Executive Officer and Chief Operating Officer since early 2001 and he also serves as Director of Marnetics Ltd. In early 2000, Mr. Sheetrit was appointed Chief Operating Officer of the Linkware Group, one of the Company's major shareholders. Before joining Linkware and Marnetics, Mr. Sheetrit was

Head of the Tel Aviv Branch of the College of Management since 1995. In this capacity he supervised the operations, investments, marketing activities and academic programs of the College, which is comprised of 3,000 students and 200 faculty and staff. Mr. Sheetrit has lectured at various colleges and academies and served as an independent organizational and business consultant to various organizations and institutions.

     ISAAC NISSIM, CHIEF FINANCIAL OFFICER. Responsible for financial management and control. Mr. Nissim possesses eleven years of experience in financial management positions with particular expertise in facilitating IPO's, spearheading Mergers & Acquisitions and maintaining shareholder and investor relationships. Additionally, Mr. Nissim has extensive experience in managing the operations of multinational enterprises. Prior to joining the Company, Mr. Nissim spent six years with the Makhteshim Agan Group (TASE: MAIN) where he held senior management positions in the Israeli and subsequently the North American operations. As CFO & COO, Mr. Nissim directed all financial and information technology functions for the $100 million North American division. Mr. Nissim is a Certified Public Accountant and holds a B.A. in Economics & Accounting from Tel Aviv University.

     HANOCH NEWMAN, VICE PRESIDENT RESEARCH AND DEVELOPMENT. Mr. Newman joined Marnetics in June 2000 as its Vice President of Research and Development. He is a specialist in real-time systems, embedded systems, UNIX/WIN, C++/C communication, and device drivers. He also has vast experience in computer programming, with expertise in TCP/IP and other Internet and Communication protocols, as well as system management. His past experience includes serving as Project Manager at Elron Software NCC from 1999 to 2000, R&D Manager at CT Motion (start-up) from 1998 to 1999, and CTO and MIS in the Israeli Air Force for five years prior thereto. He holds a B.A. in Computer Sciences.

     KAREN GOLD ANISFELD, VICE PRESIDENT STRATEGIC MARKETING. Specializing in Corporate Identity Management and International Business, Ms. Anisfeld has spent the decade before joining Marnetics providing strategy-based communication consulting and marketing support services to some of Israel's largest industrial concerns, high-tech companies, Government ministries and others, to facilitate cooperation between Israeli and foreign companies. From 1997 to 1998, she also served as Vice President and Member of the Management team of Ruder Finn (Israel) Public Relations, and from 1987 to 1989 she was Coordinator of Financial and Public Relations at The Limited, Inc. corporate headquarters (NYSE, LSE, TSE). She has an M.A. in Public Relations/International Business.

     RON NUTA, BUSINESS DEVELOPMENT DIRECTOR. Prior to joining Marnetics in June 2000, Mr. Nuta had many years of diverse experience in technology research and development, sales and business development. From 1996 until joining Marnetics, Mr. Nuta served as the head of the International Business Unit of Telrad Business Communication. Prior thereto, he was the Managing Director of the Datacom Business Unit of Arad Systems (a start-up) for approximately one year. For eleven years prior, he was the head of the Marketing and Sales Department at Koor Communications and served as Development Engineer in the Signal Corps for five years during his service in the Israel Defense Forces. He holds an M.S.M. degree in Business Management specializing in entrepreneurship and e-business, and a B.B.A. in marketing, international business and technology as well as a Practical Engineer diploma in Electronics.

     TERM AND RIGHTS TO DESIGNATE BOARD MEMBERS

     The Articles of Association of the Company provide that each director is elected for a period of one year at the Company's annual meeting of shareholders and serves until the next such meeting or until his or her successor is duly elected and qualified. Directors may be re-elected annually without limitation.

     The Company's directors, with the exception of two Outside Directors representing the public, do not currently receive any compensation for their services as directors. Certain shareholders and option-holders of the Company the right to nominate and, pursuant to shareholder agreements, have elected their designees for the Company's Board of Directors.

     Until November 25, 2001, ISG Solid Capital Markets, LLC, the representative of several investors in our initial public offering, has the right, at its option, to designate one director to the Board of Directors, which director will be reasonably acceptable to the Board of Directors. The Company has agreed to pay such director or non-voting advisor an attendance fee of $1,500 per meeting of the Board of Directors. There currently is no such designated member of the Board.

     The former Marnetics Subsidiary shareholders agreed that they will vote in favor of certain nominees for Director of the Company as follows: (i) two nominees designated by ECI Telecommunications Ltd., (ii) one nominee designated by STI Ventures Investments No. 2 B.V. and (iii) one nominee designated collectively by Prime Technology Ventures NV, Docor International BV and Ronchal Investments NV. To date, STI Ventures Investments No. 2 B.V. has not yet designated a nominee for the Company's board and ECI has only designated one director nominee.

     ALTERNATE DIRECTORS

     The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another director or any other person to serve as an alternate director, and may cancel such appointment. An alternate director has the number of votes equivalent to the number of directors who appointed him. The term of appointment of an alternate director may be for one meeting of the Board of Directors or for a specified period.

     OUTSIDE DIRECTORS

     Under the Israel Companies Law (the "COMPANIES LAW"), public companies are required to elect two outside directors who must meet specified standards of independence. Companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel, such as the Company, are defined as public companies and under such definition are subject to the requirement of electing two outside directors. An outside director may not have had during the previous two years any economic relationship with the Company. Controlling shareholders of a company, 50% shareholders, and their relatives or employees cannot serve as outside directors. Outside directors are elected by shareholders. No individual shall be appointed as an outside director if his other positions or affairs create or are liable to create a conflict of interest with his position as director, or if they are liable to constrain his ability to serve as director. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the Company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of the non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the Company. Under the Companies Law, outside directors serve for a three-year term, which may be renewed for only one additional three-year term.

     Our two independent directors Messrs. Rubin and Shelly were appointed on October 4, 1999 before the adoption of the Companies Law and under the previous Israeli corporate laws. Pursuant to the former corporate governance law, each shall serve for a five-year term until 2004.

     Under the Companies law, outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the Company. If, when an outside director is elected, all members of the board of directors of a company are of one gender, the outside director to be elected must be of the other gender. Any committee of the board of directors must include at least one outside director. An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     LIABILITY OF OFFICERS AND DIRECTORS

     The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. The Company's Articles of Association provide that, subject to any restrictions imposed by corporate law, the Company may enter into a contract for the insurance of the liability of any of the Company's office holders with respect to an act performed by him in his capacity as an office holder and regarding:

     o    a breach of his duty of care to the Company or to another person;

     o a breach of his duty of loyalty to the Company, provided that the office holder acted in good faith and had a reasonable basis to assume that his act would not prejudice the Company's interests; or

     o    a financial liability imposed upon him in favor of another person.

     In addition, the Company may indemnify an office holder against:

     o a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder; and

     o reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in proceedings the Company institutes against him or instituted on the Company's behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge for which he was convicted, providing such charge does not require proof of criminal intent.

     These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

      o a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

     o a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or our consequences;

     o any act or omission done with the intent to derive an illegal personal benefit; or

     o    any fine levied against the office holder.

     Under the Companies Law, the Company's shareholders may amend the Articles of Association to include either of the following provisions:

     o A provision authorizing the Company to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which the board of directors deems to be anticipated and limited to an amount determined by the board of directors to be reasonable under the circumstances; or

     o A provision authorizing the Company to retroactively indemnify an office holder.

     In addition, pursuant to the Companies Law, approval of the Company's audit committee and the Company's Board of Directors and, in specified circumstances, by the Company's shareholders, must be obtained for the indemnification of, and procurement of insurance coverage for, the Company's office holders for the following actions:

     o breach of duty of care by any office holder owed to the Company or any other person;

      o breach of fiduciary duty by any office holder owed to the extent that such office holder acted in good faith and had a reasonable basis to assume that the action would not prejudice the Company; and

     o any financial liability imposed on any office holder for the benefit of a third party as a result of any act or omission such office holder committed as an office holder of the Company.

     The Company has entered into an indemnification agreement with the officers and directors of the Company as of December 2000 and intends to enter into an agreement with each new director, subject to shareholder approval. Such agreements contain provisions which endeavor to limit the personal liability of the officers and directors, both to the Company and to our shareholders, for monetary damages resulting from breaches of certain of their fiduciary duties as directors and officers of the Company. In particular, such agreements provide that the Company will indemnify such individuals to the fullest extent permitted by the Companies Law, as such rights shall from time to time be amended or limited, against all expense, liability, and loss reasonably incurred or suffered by the indemnitee as a result of serving as an officer or director or employee of the Company, or any affiliate thereof or any other entity at the request of the Company. In addition, the Company has obtained reimbursement indemnity insurance to reimburse directors and officers of the Company for losses sustained as a result of any claim arising from a wrongful act, individually or collectively, in the discharge of their duties or in breach of their fiduciary duties solely in their capacity as officers and directors of the Company, and to reimburse the Company for losses sustained as a result of any claim arising from any such wrongful act where an indemnity has been given or lawfully is required to be given to officers or directors of the Company. Consequently, under the Company's Amended Articles of Association, the Company may indemnify our officers and directors for financial obligations imposed on them in favor of a third party by a court judgment, including a compromise judgment or a court-approved arbitrator's decision, as well as for concomitant reasonable legal expenses, including attorney's fees, as a result of any claim arising from a wrong act in the discharge of their duties in their capacity as officers or directors of the Company which could materially adversely affect the business, prospects, financial condition, or results of operations of the Company. Furthermore, the ability of United States shareholders to recover monetary damages from officers and directors of the Company for certain breaches of their fiduciary duties may be significantly limited.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers, directors, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable in the United States.

     B. COMPENSATION

     The Company's directors do not currently receive any compensation for their services as directors, although the director nominee, if any, of ISG Solid Capital Markets, LLC, shall have the right to an attendance fee of $1,500 per meeting. There is currently no such designated member of the Board. In addition, under the Companies Law, outside directors are entitled to annual compensation plus a per meeting attendance fee. The Company currently pays its outside directors an annual fee of NIS 14,420 (US $3,500) and a per meeting attendance fee of NIS 915 (US $222).

     C. BOARD PRACTICES

     See Section A for start dates and terms of services for our directors and significant managers.

     COMMITTEES OF THE BOARD OF DIRECTORS - AUDIT COMMITTEE

     The Companies Law also provides that public companies must appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the Company's business and approving related-party transactions as required by law. An audit committee must consist of at least three members, and include all of the Company's outside directors. However, the chairman of the board of directors, any director employed by the Company or providing services to the Company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

     In addition, the Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the Company's conduct with applicable law and orderly business practice. Following the combination transaction between the Company and Marnetics, Ltd., the Company has decided to appoint a new internal auditor whose candidacy will be recommended by the Audit Committee and approved by the Company's Board of Directors.

     The Company has an audit committee which consists of Yossi Shelly, Chairman, Moshe Rubin and Ilja Bobbert. The audit committee exercises the powers of the Board of Directors with respect to the Company's accounting, reporting and financial control practices.

     D. Employees

     As of December 31, 2000, the Company employed approximately 14 persons full-time and 6 persons part-time, exclusive of those working in the Electrical Business. The

Electrical Business employees will be hired by the purchaser of the Electrical Business upon closing of that sale. The Company believes that relations with our employees are good.

     Israeli law, as well as collective bargaining agreements and orders of the Israeli Ministry of Labor and Welfare, contain provisions regarding conditions of employment, including, among other things, the length of the workday, minimum wages, insurance for work-related accidents, the determination of severance pay, and adjustments of wages in accordance with inflation. The Company generally provides our employees with benefits and working conditions at or above the required minimums. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts have included payments for national health insurance. The payments to the National Insurance Institute are between approximately 10% to 15% of wages, of which 4.93% are contributed by the Company pursuant to Israeli law requirements.

     Some of the Company's employees are insured through a Managers' Insurance Policy which offers a combination of pension plans, insurance in cases of death and injury, and retirement and severance pay benefits. An amount equal to 5% of an employee's gross salary is contributed to the Managers' Insurance Policy by the Company and an additional 5% by the employee. This 10% comprises the pension component and up to 3.5% covers insurance for damages sustained by employees due to loss of work capability. An additional amount equal to 8.3% of the employee's gross salary is contributed by the Company for severance pay benefits.

     Most of the Company's employees have elected to be insured through a basic pension fund in "Mivtahim." An amount equal to 6.0% of an employee's gross salary is contributed to Mivtahim by the Company, and an additional 5.5% by the employee. This 11.5% comprises the pension component and up to 3.5% covers insurance for damages sustained by employees due to disability. An additional amount equal to 8.3% of the employees' gross salary is contributed by the Company for severance pay benefits. A portion of the more highly compensated employees are insured both through a basic or limited pension fund in Mivtahim and a Manager's Insurance Policy. In addition, since June 1998, all of the Company's officers have a Keren Hishtalmut saving plan pursuant to which the Company contributes an amount equal to 7.5% of the officer's salary and the officer contributes an amount equal to 2.5% of his salary.

     Obligations of the Company resulting from the termination of employer-employee relationships are primarily accounted for through allocations made on behalf of the employees to various compensation funds, pension funds, and insurance companies within the framework of Mivtahim and Managers' Insurance Policies.

     The wages of all of the Company's employees are linked to a percentage of the Israeli standard of living as determined by periodic agreements between the Histadrut and the Israeli Government.

     Certain of the Electrical Business employees of the Company are members of a workers union. The Company and our employees in the Electrical Business are parties to the collective bargaining agreement relating to the building industry, signed between the Histadrut and The Center of Contractors' and Constructors' Association in Israel, governing relations between the employees and the Company.

     As of December 31, 2000, the Company had no outstanding loans to employees and officers of the Company except to Mr. Dov Strikovsky who is no longer employed by the Company but is a significant shareholder of the Company. See "ITEM 7B-RELATED PARTY TRANSACTIONS."

     E. SHARE OWNERSHIP

     [Not applicable]

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A. MAJOR SHAREHOLDERS

     The following table identifies, as of July 10, 2001, certain information with respect to the beneficial ownership of Ordinary Shares of each person or entity by the Company to be the beneficial owner of five percent (5%) or more of the Ordinary Shares of the Company:

NAME AND ADDRESS OF
BENEFICIAL OWNER                                 NUMBER               PERCENT(1)
----------------                                 ------               -------
Linkware Ltd..................................  1,740,575(2)            25.1%
3 Hadror Street
P.O. Box 73
Hod Hasharon 45100 Israel

Dov Strikovsky................................  1,015,714(3)            14.5%
83 Akiva Street
Ra'anana, Israel

ECI Telecommunications Ltd....................  1,187,439(4)            18.0%
34 Hasivim Street
Kiryat Arye Industrial Park
Petah Tikva Israel

STI Ventures Investments No. 2 B.V............  1,180,907(5)            17.9%
Hullenbergweg 379
1101 Cr. Amsterdam
Zuide - Oost
The Netherlands

NAME AND ADDRESS OF
BENEFICIAL OWNER                                 NUMBER               PERCENT(1)
----------------                                 ------               -------
Prime Technology Ventures NV..................    630,550(6)             9.7%
Entrada 102, 10g6 EA
Amsterdam, Netherlands


(1) The number of shares beneficially owned is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after July 10, 2001, through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares such power with his or her spouse, with respect to all shares of capital stock listed as owned by such person or entity.

(2) Includes 230,942 shares currently issuable and 302,266 shares that may be acquired pursuant to options which are presently or will become exercisable within 60 days at an exercise price of par value per share.

(3) Includes 580,000 shares that may be acquired pursuant to options with an exercise price of $3.00 per share which are presently or will become exercisable within 60 days by O.S.I Limited which is controlled by a trust, the beneficiaries of which are family members of Dov Strikovsky.

(4)  Includes 190,661 shares currently issuable.

(5)  Includes 189,612 shares currently issuable.

(6)  Includes 101,244 shares currently issuable.

     As of July 10, 2001, 995,926 Ordinary Shares of the Company were held of record in the United States. Such Ordinary Shares were held by five (5) record holders and represented 15.5% of the total Ordinary Shares then outstanding. On July 10, 2001, 5,411,407 of the Ordinary Shares were held of record outside of the United States. Such shares were held by seventeen (17) record holders and represented 84.5% of the total Ordinary Shares outstanding. Since 263,246 of these Ordinary Shares were held by brokers or other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or where the beneficial holders are resident.

     B. RELATED PARTY TRANSACTIONS

SALE OF ELECTRICAL BUSINESS

     On June 10, 2001, the Company executed an agreement to sell, subject to shareholder approval, our Electrical Business, including certain related liabilities, to a company wholly-owned by the Company's former chief executive officer and current major stockholder, Mr. Dov Strikovsky. See "ITEM 8B - SIGNIFICANT CHANGES." In July 2001, the

Company entered into an OEM agreement with Speedwise, a company in which the Marnetics Subsidiary owns 17% of its outstanding shares. See "ITEM 4B - CUSTOMERS."

COMBINATION TRANSACTION

         Effective December 31, 2000, Stav Electrical Systems (1994) Ltd. acquired Marnetics Ltd. pursuant to the terms of that certain Share Exchange Agreement among the Company, Marnetics Ltd. and the security holders of Marnetics Ltd. Upon the closing of that transaction, certain entities and individuals affiliated with the Company, including Dov Strikovsky, a principal shareholder and the former Chief Executive Officer of the Company or entities affiliated with Mr. Strikovsky, received options to purchase up to 1,000,000 Ordinary Shares of the Company.

ASSIGNMENT OF BANK DEBT

     On May 30, 2001, the Company and Bank Hapoalim, the lender of the Company's long-term debt obligations, entered into an assignment agreement entitled Assignment of Debt Agreement, pursuant to which:

o Shlavor Systems Ltd., a company wholly-owned by Mr. Strikovsky, assumed liability for the current debt in the amount of NIS 9,100,000 (approximately $2.2 million);

o    The Company paid the bank NIS 4,000,000 (US $953,970);

o The Company assigned its accounts payable from the City of Hod Hasharon in the face amount of NIS 9,100,000 (US $2.2 million) to the bank;

o The Company granted the bank a limited guaranty (up to NIS 3,000,000 (US $0.7 million))of the obligations of Shlavor Systems Ltd. under the assumed debt; and

o Bank Hapoalim released the Company from all liability for the current debt in the amount of NIS 13,100,000 (approximately $3.2 million), released the floating charge and any related liens or security interests it holds.

INDEMNIFICATION BY SIGNIFICANT SHAREHOLDER

     In connection with the Stav/Marnetics transaction and pursuant to an amendment to the Share Exchange Agreement, Mr. Strikovsky granted an indemnification to the former shareholders of Marnetics Ltd. against certain losses or damages related to the Electrical Business and had deposited 200,000 shares of the Company held by him in escrow as security for his indemnification obligations. During the audit of the financial statements of Stav Electrical Systems (1994) Ltd. for the year ended December 31, 2000, it was discovered that excess advances were paid to certain suppliers in the amount of $0.5 million. On June 30, 2001, Mr. Strikovsky, the Company and the former shareholders of Marnetics Ltd. entered into a separate Indemnification Agreement that further defined, clarified and expanded the terms of the initial indemnification, added indemnification obligations related to the bank debt restructuring (as described below) and provided for an additional 100,000 shares of the Company held by Mr. Strikovsky to be held in escrow as security for such indemnification obligations. Under this Indemnification Agreement, Mr. Strikovsky agreed to:

o Reimburse the Company for NIS 4,000,000 (US $970,875) which is the amount the Company has paid to the bank pursuant to the debt assignment described above, to be paid in monthly installments of NIS 200,000 (US $48,500) commencing June 1, 2004; and

o Guaranty the repayment of $0.5 million to the Company by certain suppliers of the Company in connection with excess advances made to such suppliers by the Company in the year-ended December 31, 2000. Such sum was paid to the Company in July 2001 by realization of bank guarantees in favor of the Company.

o To indemnify the Company for any amount it may pay to Bank Hapoalim in the future under the guarantee granted by the Company in favor of the bank under the debt assignment or for any losses the Company may incur in connection with such debt assignment documents.

LOANS TO SIGNIFICANT SHAREHOLDER AND FORMER DIRECTOR AND OFFICER

     The Company has, from time-to-time, made loans to Dov Strikovsky during the period of time he was Chairman of the Board of Directors, President, and Chief Executive Officer of the Company. At December 31, 1997, 1998, and 1999 the amount of such loans outstanding was NIS 4,721,000 (US $1,151,000), NIS 5,915,000 (US $l,443,000), and NIS 6,540,000 (US $1,570,000) respectively. Such loans did not bear interest through December 31, 1997. Such loans currently bear interest at the rate per annum equal to LIBOR plus 3%. In addition, during 1999, the Company inadvertently made excess advances to Mr. Strikovsky. Upon discovery of this error, Mr. Strikovsky repaid to the Company the amount of such excess advances in full.

     In preparation for its initial public offering, in April 1998, the Company entered into an agreement with Mr. Strikovsky which provided that he would pay interest only on such loans through October 1, 1998 and will amortize the principal amount, and pay interest thereon, commencing on January 1, 2000 and terminating on December 31, 2003. In September 1998, such agreement was superceded by an agreement pursuant to which Mr. Strikovsky agreed to repay such loans together with the interest thereon, on or prior to November 25, 2000, subject to extension in the sole discretion of the disinterested members of the Board of Directors of the Company. Mr. Strikovsky applied the net proceeds of the sale in the Company's initial public offering of a number of his Ordinary Shares, approximately US $522,000, and also agreed to apply 50% of all dividends paid, net of taxes, on the Ordinary Shares owned by him to the prepayment of such loans. Pursuant to the September 1998 agreement, in 1999, the disinterested members of the Company's Board of Directors voted to extend the repayment terms of the loan. The loan is currently payable in eight annual installments which commenced in 1999 and shall be repaid in full by December 31, 2007. The first two installments were paid.

     C. NOT APPLICABLE

ITEM 8.  FINANCIAL INFORMATION

     A. Financial Information

     See "ITEM 18-FINANCIAL INFORMATION".

     LEGAL PROCEEDINGS

     The Company is currently not involved in any material litigation.

     DIVIDEND POLICY

     The Marnetics Subsidiary has never paid any cash dividends to date on its ordinary shares. Although in 1999 we declared a cash dividend on its Ordinary Shares, we do not anticipate declaring a dividend for the foreseeable future. In addition, the payment of cash dividends in the future (if ever declared by the Board) is limited by Israeli law to the profits of the Company and could potentially be limited or prohibited by the terms of financing agreements we may enter into (E.G., a bank line of credit or an agreement relating to the issuance of debt securities of the Company).

     B. SIGNIFICANT CHANGES

     SALE OF ELECTRICAL BUSINESS

     On June 10, 2001, the Company executed an agreement to sell, subject to shareholder approval, its Electrical Business, including certain related liabilities, to a company (the "Purchaser") wholly-owned by the Company's former chief executive officer and current major stockholder, Dov Strikovsky. The Purchaser was the sole bidder in a public request for proposals which was announced on May 15, 2001 and ended on May 30, 2001. The Board of Directors considered the purchase offer and authorized the Company's acceptance of the Purchaser's bid.

     ASSETS TO BE SOLD. The Company has contracted to sell certain of its assets related to the Electrical Business and the purchaser shall assume certain related liabilities as of March 31, 2001.

     SALE PRICE. The Company has contracted to sell the assets of its Electrical Business to the Purchaser for NIS 2.5 million (approximately $587,000) in installments of NIS 100,000 (approximately $24,000) commencing on February 1, 2002. In addition, the Purchaser will also assume approximately NIS 3.0 million (approximately $715,000) of liabilities related to the Electrical Business.

     This summary highlights selected information about the Electrical Business Purchase Agreement and may not contain all of the information that is important to you. To understand the sale of the Electrical Business more fully and for a more complete description of the legal terms, you should read the agreement which is attached as Exhibit 10.8 hereto and the other documents referred to herein.

ITEM 9. THE LISTING

     A. LISTING DETAILS

     The following are the low and high sales prices by fiscal quarter for the quarterly periods in which the Ordinary Shares have been traded on the American Stock Exchange.

                                                                   ORDINARY SHARES
                                                                   TRADING PRICES
                                                                   ---------------
                                                               HIGH               LOW
                                                               ----               ---
1998
         Fourth Quarter (from November, 25, 1998).........  US $6.125          US $4.875
1999
         First Quarter....................................      5.250              4.000
         Second Quarter...................................      4.125              1.750
         Third Quarter....................................      2.500              1.500
         Fourth Quarter...................................      3.500             1.3125
2000
         First Quarter....................................     24.750              2.500
         Second Quarter ..................................     15.750              6.750
         Third Quarter....................................     17.500            14.0625
         Fourth Quarter...................................     14.500             6.3125
2001
         First Quarter....................................      7.750              4.000
         Second Quarter...................................      4.500              1.100
         Third Quarter (through July 11, 2001)............      2.200              2.000

     B. NOT APPLICABLE.

     C. MARKETS

     The Company's Ordinary Shares are quoted on the American Stock Exchange under the symbol "MXB." The Company has no present intention to list or quote its securities on any markets outside of the United States. However, the Company may seek such listings in the future if its Board of Directors determines that it is in the best interest of the Company.

     D. - F. NOT APPLICABLE.

ITEM 10. ADDITIONAL INFORMATION

     A. Not applicable.

     B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     PURPOSES AND OBJECTS OF THE COMPANY

     Pursuant to Section 3 of our Articles of Association, the Company's purpose is to operate according to business considerations for the production of profits.

     POWERS OF THE DIRECTORS

     The Directors shall formulate the Company's policy and shall supervise the exercise of the General Manager's office and his acts, including, but not limited to the determination of the Company's plans of activity, the principles for financing such plans and the organizational structure of the Company.

     The power of our directors to vote on a proposal, arrangement or contract in which the director is materially interested is limited by the relevant provisions of the Companies Law.

     RIGHTS ATTACHED TO SHARES

     Our registered share capital consists of a single class of 25,000,000 ordinary shares, par value NIS 0.08 per share, of which 6,407,333 ordinary shares were issued and outstanding as of July 10, 2001. All outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

     DIVIDEND RIGHTS

     Subject to the permitted distribution provisions of the Companies Law, the Board of Directors may declare a dividend to be paid to the shareholders according to their rights and interests in the profits, and may fix the record date for eligibility and the time for payment.

     Subject to any preferential, deferred, qualified or other rights, privileges or conditions attached to any special class of shares with regard to dividends, the profits of the Company available for dividend and resolved to be distributed shall be applied in payment of dividends upon the shares of the Company in proportion to the amount paid up or credited as paid up per the nominal value thereon respectively.

     The Board of Directors may from time to time pay to the shareholders on account of the next forthcoming dividend such interim dividends as, in their judgment, the position of the Company justifies.

     VOTING RIGHTS

     Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The quorum required for any meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital. In the event that a quorum is not present within fifteen minutes of the scheduled time, the shareholders' meeting will be adjourned to the same day in the following week, or such time and place as the board of directors may determine. If at such reconvened meeting a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy will constitute a quorum.

     Notwithstanding the aforesaid, if a General Meeting was convened at the demand of shareholders as permitted by Section 63(b) of the Companies Law, then a quorum at such adjourned meeting shall be present only if one or more shareholders are present who held in the aggregate at least 5% of the issued share capital of the Company and at least 1% of the voting rights in the Company or one or more shareholders who hold in the aggregate at least 5% of the voting rights in the Company.

     Subject to the Companies Law, except decisions regarding the amendment of
Article 101 of our Articles Association and/or the approval of transactions with interested parties (as listed in our Articles of Associations), any resolution at a General Meeting shall be deemed adopted if approved by the holders of a majority of the voting rights in the Company represented at the meeting in person or by proxy and voting thereon.

     The Directors of the Company are appointed by the Annual General Meeting, unless appointed by the Board to fill a vacancy, and shall serve as Directors from the time of appointment until the next Annual General Meeting, unless such Director is disqualified for whatever reason.

     RIGHTS IN THE EVENT OF LIQUIDATION

     If the Company shall be liquidated, whether voluntarily or otherwise, the liquidators may, subject to the provision of the Statutes, divide among the shareholders any part of the assets of the Company and may vest any part of the assets of the Company in trustees upon such trusts, for the benefit of the shareholders, as the liquidators deem appropriate.

     CHANGING RIGHTS ATTACHED TO SHARES

     If, at any time, the share capital is divided into different classes of shares, the rights attached to any class may be varied with the sanction of a majority vote at a meeting of the shareholders passed at a separate meeting of the holders of the shares of the class.

     GENERAL MEETINGS

     An Annual General Meeting shall be held at least once in every calendar year at such time, not being more than fifteen months after the holding of the last preceding Annual General Meeting, and at such time and place as may be determined by the Board of Directors. Such Annual General Meetings shall be called "Annual Meetings", and all other Meetings of the shareholders shall be called "Extraordinary Meetings". The Annual Meeting shall receive and consider the Directors' Report, the Financial Statements, appoint auditors, elect Directors, and transact any other business which, under these Articles or by the Companies Law, may be transacted at a General Meeting of the Company, provided that notice of such other business was given to shareholders in accordance with the provisions of the Articles.

     At least twenty-one (21) days and not more than sixty (60) days notice of any General Meeting shall be given, specifying the place, the day and the hour of meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of the Articles, entitled to receive notices from the Company.

     An Extraordinary Meeting may be convened by the Board of Directors, whenever they think fit or upon a demand in writing by members holding at least 10% of our issued capital.

     INCREASE IN OUR CAPITAL

     The Company may from time to time by a majority vote at a meeting of shareholders, whether all the shares for the time being authorized shall have been issued or all the shares for the time being issued shall have been fully called up or not, increase its share capital by the creation of new shares.

     C. MATERIAL CONTRACTS

          Software License Agreement by and between Marnetics Ltd. and Speedwise Technologies, Ltd. dated as of April 17, 2001. See "ITEM 4B - BUSINESS OVERVIEW - LICENSING ARRANGEMENTS."

          Indemnification Agreement between Dov Strikovsky, the Company and the former shareholders of Marnetics Ltd. dated as of June 30, 2001. See "ITEM 7B - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - RELATED PARTY TRANSACTIONS - INDEMNIFICATION BY SIGNIFICANT SHAREHOLDER."

          Asset Purchase Agreement between the Company and Idan Millennium Investments and Assets dated as of June 10, 2001. See "ITEM 8B - SIGNIFICANT CHANGES - SALE OF ELECTRICAL BUSINESS."

          Agreements to the Assignment of Debt by and among the Company, Bank Hapoalim Ltd. and Shlavor Systems Ltd. dated as of May 30, 2001. See "ITEM 7B -

     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - RELATED PARTY TRANSACTIONS - ASSIGNMENT OF BANK DEBT."

          OEM Agreement by and between Marnetics Ltd. and Speedwise Technologies Ltd. dated as of July 8, 2001. See "ITEM 4B - CUSTOMERS."

     D. EXCHANGE CONTROLS

     The Israeli Currency Control Law, 1978, imposes certain limitations concerning foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through "general" and "special" permits. In May 1998, a new "general permit" was issued pursuant to which substantially all transactions in foreign currency are permitted. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of our securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments.

     Neither our Memorandum of Association, Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

     E. TAXATION

     The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on the Company. The following also contains a discussion of Israeli tax consequences to persons purchasing or holding Ordinary Shares. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

     Prospective purchasers and holders of Ordinary Shares should consult their own tax advisors as to the U.S., Israeli, or other tax consequences of the purchase, ownership, and disposition of the Ordinary Shares, including, in particular, the effect of any foreign, state, or local taxes.

     GENERAL CORPORATE TAX STRUCTURE

     Currently, the regular rate of corporate tax to which Israeli companies are subject is 36%.

     TAXATION UNDER INFLATIONARY CONDITIONS

     The Income Tax (Inflationary Adjustments) Law, 1985 (the "INFLATIONARY ADJUSTMENTS LAW"), was designed to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses. This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles.

     The Inflationary Adjustments Law introduced a special tax adjustment for the preservation of equity based on changes in the Israeli consumer price index, whereby certain corporate assets are classified broadly into fixed (inflation-resistant) assets and non-fixed assets. Where a corporation's equity (as defined in the Inflationary Adjustments Law) exceeds the depreciated cost of fixed assets, a tax deduction that takes into account the effect of the annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income for companies in any single year, with the unused portion carried forward on a linked basis, without limit). For income derived from state bonds or funds invested above 75% in state bonds, such ceiling is not used (100% is deducted). If the depreciated cost of fixed assets exceeds shareholders' equity, then such excess, multiplied by the annual inflation rate, is added to taxable income.

     CAPITAL GAINS TAX

     Israeli law imposes a capital gains tax on the sale of capital assets by both residents and non-residents of Israel. The gains generated by an Israeli company, which is subject to the Inflationary Adjustments Law on the disposition of securities, will be taxed according to the provisions of such Law.

     Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income (the "U.S.-ISRAEL TAX TREATY"), the sale, exchange or disposition of ordinary shares or redeemable warrants by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty ("TREATY U.S. RESIDENT") will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of ordinary shares or redeemable warrants by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations applicable to foreign tax credits.

     TAXATION OF NON-RESIDENTS

     Non-residents of Israel are subject to income tax on income derived from sources in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. The U.S.-Israel Tax Treaty provides for a maximum tax of 25% on dividends paid to a Treaty U.S. Resident, and for a rate of 12.5% on dividends paid to a United States corporation that holds 10% or more of the shares of the Israeli company.

     PROPOSED TAX REFORM

     On May 4, 2000, a committee chaired by the Director General of the Israeli Ministry of Finance issued a report recommending a significant reform in the Israeli system of taxation. The proposed reform would significantly alter the taxation of individuals, and would also affect corporate taxation. In particular, the proposed reform would reduce, but not eliminate, the tax benefits available to approved enterprises. The Israeli cabinet has approved the recommendation in principle, but implementation of the reform requires legislation by Israel's Knesset. We cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take.

     F. Not applicable.

     G. Not applicable.

     H. DOCUMENTS ON DISPLAY

     The Company (formerly named Stav Electrical Systems (1994) Ltd.) is subject to certain of the informational requirements of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission. Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N. W., Washington, D. C. 20549 and at the Regional Offices thereof at 7 World Trade Center, Suite 1300, New York, New York and at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N. W., Washington, D. C. 20549 at prescribed rates. In addition, beginning in July 2001 the Company began filing its reports with the Commission electronically and any reports, proxy statements and other information filed by the Company after such date may also be inspected the Commission's web site at WWW.SEC.GOV.

     I. SUBSIDIARY INFORMATION.

     Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     The Company is exposed to various market risks, including but not limited to risks deriving from changes in interest rates and inflation rates and changes in the exchange rate of the NIS against foreign currencies.

     INTEREST RATE RISK. At December 31, 2000, the Company had cash, cash equivalents and short term bank deposits in the aggregate amount of $6.5 million, deposited primarily in major Israeli banks and $6.6 million in short-term and long-term interest bearing loans or debts. These amounts accrue or bear nominal interest which is linked to the interest fixed by the Bank of Israel, therefore any inflationary changes in the consumer price index in Israel or changes in the exchange rate between NIS and the U.S. dollar may effect these amounts.

     FOREIGN CURRENCY EXCHANGE RISKS. At December 31, 2000, one-half of the Company's current assets were cash deposits denominated in NIS in the aggregate amount of $6.5 million. These amounts as presented in U.S. dollars may be affected by changes in the exchange rate between NIS and the U.S. dollars.

     FAIR VALUE OF FINANCIAL INSTRUMENTS. The financial instruments of the Company consist primarily of cash and cash equivalents and accounts payable. In view of their nature, the fair value of the financial instruments included in the Company's working capital is usually identical or close to their carrying amount.

ITEM 12. Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGE AND DELINQUENCIES.

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

     Not applicable.

ITEM 15.

     [RESERVED]

ITEM 16.

     [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

     Not applicable. The Company has elected to furnish financial statements pursuant to Item 18 below.

ITEM 18. FINANCIAL STATEMENTS.

     See Financial Statements Attached

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS


                                DECEMBER 31, 2000

                      MARNETICS BROADBAND TECHNOLOGIES LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

                                                                                     PAGE
                                                                                     ----
MARNETICS BROADBAND TECHNOLOGIES LTD

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                              F-2

     CONSOLIDATED BALANCE SHEETS
     as at December 31, 2000 and 1999                                                 F-3

     CONSOLIDATED STATEMENTS OF OPERATIONS
     for the years ended December 31, 2000 and 1999
     for the period of seven months ended December 31, 1998
     and for the cumulative period from June 1, 1998 to December 31, 2000             F-4

     STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
     for the years ended December 31, 2000 and 1999
     for the period of seven months ended December 31, 1998
     and for the cumulative period from June 1, 1998 to December 31, 2000             F-5

     CONSOLIDATED STATEMENTS OF CASH FLOWS
     for the years ended December 31, 2000 and 1999
     for the period of seven months ended December 31, 1998
     and for the cumulative period from June 1, 1998 to December 31, 2000             F-6

     NOTES TO THE FINANCIAL STATEMENTS                                                F-8


STAV ELECTRICAL SYSTEMS (1994) LTD. (PREVIOUS REGISTRANT)

     CONSOLIDATED BALANCE SHEETS                                                     F-19
     as at December 31, 2000 and 1999

     CONSOLIDATED STATEMENTS OF OPERATIONS                                           F-20
     for the years ended December 31,2000, 1999 and 1998

     CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY                                  F-21
     for the years ended December 31,2000, 1999 and 1998

     CONSOLIDATED STATEMENTS OF CASH FLOWS                                           F-22
     for the years ended December 31,2000, 1999 and 1998

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                      F-24

     APPENDIX A - CONSOLIDATED FINANCIAL STATEMENTS OF SPEED-WISE
     TECHNOLOGIES LTD.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE SHAREHOLDERS OF MARNETICS BROADBAND TECHNOLOGIES LTD.


We have audited the accompanying consolidated balance sheets of MARNETICS BROADBAND TECHNOLOGIES LTD. ("the Company") (a development- stage company) as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 2000 and 1999, the seven months ended December 31, 1998 and the cumulative period from June 1, 1998 (date of commencement of operations) to December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company (a development-stage company) as of December 31, 2000 and 1999, and its consolidated results of operations, changes in shareholders' equity and cash flows for the years ended December 31, 2000 and 1999, the seven months period ended December 31, 1998 and the cumulative period from June 1, 1998 (date of commencement of operations) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS (ISRAEL)
A MEMBER OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
April 26, 2001

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                               (U.S$ IN THOUSANDS)
                           CONSOLIDATED BALANCE SHEETS

                                                                           DECEMBER 31,
                                                                           ------------
                                                                         2000       1999
                                                                         ----       ----
                                                                         US$ IN THOUSANDS
CURRENT ASSETS:
Cash and cash equivalents                                               6,546        284
Receivables:
   Trade, net of allowance for doubtful accounts totaling as of
   December 31, 2000 and 1999, $ 48,000 and $ 43,000 , respectively       723          8
   Related parties (Note 3)                                               690         --
   Other  (Note 6a)                                                       123         --
Inventories                                                               224         --
Recoverable costs and estimated earnings- not yet billed                3,255         --
                                                                       ------       -----
      TOTAL CURRENT ASSETS                                             11,561        292
                                                                       ------       -----
LONG-TERM LOAN TO RELATED PARTIES (Note 3)                              1,272         --
                                                                       ------       -----
Investment in affiliate (Note 4)                                                     126
                                                                                    -----
                                                                          582
                                                                       ------
FIXED ASSETS (Notes 2f & 5)
Cost                                                                    1,065         --
Less - accumulated depreciation                                           413         --
                                                                       ------       -----
                                                                          652         --
                                                                       ------       -----
OTHER ASSETS                                                           11,309         --
                                                                       ------       -----
                                                                       25,376        418
                                                                       ======       =====
CURRENT LIABILITIES:
Short-term bank credit (Note 6b)                                        3,337         --
Payables:
   Trade                                                                1,553         --
   Other (Note 6c)                                                      1,745          2
   Related parties (Note 6d)                                                1          8
                                                                       ------       -----
      TOTAL CURRENT LIABILITIES                                         6,636         10
                                                                       ------       -----
LONG-TERM LIABILITIES (Note 7)                                             65         --
                                                                       ------       -----
ACCRUED SEVERANCE PAY                                                     148         --
                                                                       ------       -----
COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)

SHAREHOLDERS' EQUITY (Note 9)
Share capital:
Ordinary shares of NIS 0.08 par value
(Authorized, 5,000,000 shares, issued and outstanding 6,407,303
and 266,559 at December 31, 2000 and 1999 respectively)                   130          1
Additional paid-in capital                                             25,143        828
Deferred stock compensation                                            (2,329)        --
Accumulated deficit                                                    (4,417)      (421)
                                                                       ------       -----
                                                                       18,527        408
                                                                       ------       -----
                                                                       25,376        418
                                                                       ======       =====

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                               (U.S$ IN THOUSANDS)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                             CUMULATIVE FROM
                                                                               JUNE 1, 1998
                                                                                 (DATE OF
                                                              SEVEN MONTHS    COMMENCEMENT OF
                                              YEAR ENDED         ENDED        OPERATIONS) TO
                                              DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
                                              ------------    ------------     ------------
                                             2000      1999       1998             2000
                                             ----      ----       ----             ----
                                                              US$ IN THOUSANDS
                                                              ----------------
Research and development
costs (excluding $138,000 of
non-cash compensation in the
year ended December 31, 2000)
(Note 11a)                                    252        33        131              416

Sales and marketing expenses,
net (Note 11b)                                142        --                         142

General and administrative
expenses  (excluding $2,270,000
of non-cash compensation in the
year ended December 31, 2000)
(Note 11c)                                     --        44        181              947

Non-cash compensation expenses              2,408                                 2,408
                                          --------   -------   -------           -------
OPERATING LOSS                             (3,524)      (77)      (312)          (3,913)

Financial income, net                         167         9          8              184

Loss on sale of property and
equipment                                               (28)                        (28)

Share in losses of affiliate                     (63   (21)                       (660)
                                          --------   -------   -------           -------
LOSS FOR THE PERIOD                        (3,996)     (117)      (304)          (4,417)
                                          ========   =======   =======           =======
PER SHARE DATA (NOTE 2h)
LOSS PER SHARE:

BASIC AND DILUTED                           (4.15)    (0.20)     (0.91)
                                          ========   =======   =======
Shares used in computing
Loss per ordinary share

BASIC AND DILUTED                         962,553   575,234    335,143
                                          ========   =======   =======

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                               (U.S$ IN THOUSANDS)
                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                              DEFICIT
                                                                                                            ACCUMULATED
                                                            NUMBER               ADDITIONAL                 DURING THE
                                                              OF       SHARE      PAID-IN      DEFERRED     DEVELOPMENT
                                                            SHARES    CAPITAL     CAPITAL    COMPENSATION      STAGE      TOTAL
                                                            ------    -------    ----------  ------------   -----------   -----
                                                                                    US$ IN THOUSANDS
                                                                                    ----------------
BALANCE AT JUNE 1, 1998 (DATE OF COMMENCEMENT
OF OPERATIONS) CHANGES IN THE SEVEN MONTHS
FROM JUNE 1, 1998 TO DECEMBER 31, 1998:

Issuance of shares                                         266,000          1         682                                    683
Loss for the period                                                                                                (304)    (304)
                                                         ---------    -------    ----------  ------------   -----------   ------
Balance at December 31, 1998                               266,000          1         682            --            (304)     379
                                                         ---------    -------    ----------  ------------   -----------   ------
Issuance of shares for no consideration                        559
Adjustment due to issuance of shares of a development
  - stage affiliate to a third party                                                  146                                    146
Loss for the year                                                                                                  (117)    (117)
                                                         ---------    -------    ----------  ------------   -----------   ------
Balance at December 31, 1999                               266,559          1         828            --            (421)     408
                                                         ---------    -------    ----------  ------------   -----------   ------
Issuance of share capital                                  388,237          1       7,297                                  7,298
Adjustments due to issuance of  shares of a development -
  stage affiliate to a third party                                                  1,095                                  1,095
Issuance of options to a related party                                                270                                    270
Deferred compensation related to employee stock option
  grants                                                                              631          (631)                      --
Adjustments due to reverse merger - additional
  compensation due to a new measurement date                                        1,836        (1,836)                      --
Amortization of deferred compensation                                                               138                      138
Adjustments due to reverse merger                          759,489         30                                                 30
Issuance of shares in a reverse merger                   4,993,048         98      11,186                                 11,284
Compensation relating to options granted to former CEO
  and chairman of the board                                                         2,000                                  2,000
Loss for the period                                                                                              (3,996)  (3,996)
                                                         ---------    -------    ----------  ------------   -----------   ------
Balance at December 31, 2000                             6,407,333        130      25,143        (2,329)         (4,417)  18,527
                                                         =========    =======    ==========  ============   ===========   ======

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                               (U.S$ IN THOUSANDS)
                      STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                                             CUMULATIVE FROM
                                                                               JUNE 1, 1998
                                                                                 (DATE OF
                                                              SEVEN MONTHS    COMMENCEMENT OF
                                              YEAR ENDED         ENDED        OPERATIONS) TO
                                              DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
                                              ------------    ------------     ------------
                                             2000      1999       1998             2000
                                             ----      ----       ----             ----
                                                              US$ IN THOUSANDS
                                                              ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period                        (3,996)     (117)     (304)           (4,417)
Adjustments to reconcile loss
 for the period to cash used
 in operating activities (Appendix A):      3,124        (7)       67             3,184
                                          --------   -------   -------           -------
  Net cash used in operating activities      (872)     (124)     (237)           (1,233)
                                          --------   -------   -------           -------

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired in a non-cash reverse
 merger                                        22        --        --                22
Purchase of property and equipment           (186)       --       (47)             (233)
Proceeds from sale of property
 and equipment                                 --        10        --                10
                                          --------   -------   -------           -------
  Net cash provided by (used in)
   investing activities                      (164)       10       (47)             (201)
                                          --------   -------   -------           -------

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of share capital                   7,298        --       683             7,981
Investment in affiliate                        --        (1)       --                (1)
                                          --------   -------   -------           -------
 Net cash provided by (used in)
  financing activities                      7,298        (1)      683             7,980
                                          --------   -------   -------           -------

Increase (decrease) in cash
 and cash equivalents                       6,262      (115)      399             6,546

Cash and cash equivalents
 at the beginning of the period               284       399        --                --
                                          --------   -------   -------           -------

Cash and cash equivalents
 at the end of the period                   6,546       284       399             6,546
                                          =======    ======    =======           =======


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                               (U.S$ IN THOUSANDS)

               APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             CUMULATIVE FROM
                                                                               JUNE 1, 1998
                                                                                 (DATE OF
                                                              SEVEN MONTHS    COMMENCEMENT OF
                                              YEAR ENDED         ENDED        OPERATIONS) TO
                                              DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
                                              ------------    ------------     ------------
                                             2000      1999       1998             2000
                                             ----      ----       ----             ----
                                                              US$ IN THOUSANDS
                                                              ----------------
APPENDIX A
ADJUSTMENTS TO RECONCILE LOSS FOR
THE PERIOD TO NET CASH USED IN
OPERATING ACTIVITIES:

Depreciation                                    8         2          7               17
Loss on sale of property and
 equipment                                     --        28         --               28
Share in losses of affiliate                  639        21         --              660
Non cash compensation expenses              2,408        --         --            2,408


Changes in assets and liabilities:
Increase in accounts receivable               (61)       (1)        (6)             (68)
Increase (decrease) in trade payables          34       (20)        21               35
Increase (decrease) in other payables
 and accrued expenses                          96       (37)        45              104
                                            -----       ---         --           ------
                                            3,124        (7)        67            3,184
                                            =====       ===         ==           ======

SUPPLEMENTAL CASH FLOW DATA
PURCHASE OF A SUBSIDIARY IN A
REVERSE MERGER:
Current assets                              4,947                                 4,947
Non-current assets                          1,272                                 1,272
Fixed assets                                  474                                   474
Goodwill                                   11,309                                11,309
Current liabilities                        (6,497)                               (6,497)
Long-term liabilities                        (213)                                 (213)
Cash acquired                                  22                                    22
                                            -----                                ------

Total non-cash consideration               11,314                                11,314
                                           ======                                ======


     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

MARNETICS BROADBAND TECHNOLOGIES LTD. (FORMERLY STAV ELECTRICAL SYSTEMS (1994) LTD.) ("the Company or Stav") is engaged in the manufacture, installation and maintenance of electrical and lighting systems, mainly for public institutions and in the development of performance enhancement solutions for Internet applications through its wholly owned subsidiary Marnetics Ltd. ("Marnetics").

On June 1, 2000 a share exchange agreement ("the agreement") was signed between the Company and Marnetics. The agreement was consummated after final approval of the Company's shareholders on December 31, 2000. Pursuant to the agreement, the Company issued to the shareholders of Marnetics shares and options in the amounts of 4,993,048 and 1,761,236 respectively, representing 75% of its outstanding shares and options, on a fully diluted basis, in exchange for all shares in Marnetics.

The acquisition of Marnetics by the Company was accounted for as a reverse acquisition. As the shareholders of Marnetics (as a group) received the largest ownership interest in the Company, Marnetics was determined to be the "accounting acquirer" in the reverse acquisition. As a result, the historical financial statements of the Company (prior to December 31, 2000) were replaced with the historical financial statements of Marnetics. The statements of operations for 2000, 1999 and 1998 include the operations of Marnetics. The December 31, 2000 balance sheet includes the accounts of the Company and Marnetics, and the December 31, 1999 balance sheet includes the accounts of Marnetics. The fair value of Stav shares, US$ 11,314,280 was determined on the basis of the average market price of its outstanding shares US$ 8.00.

The following unaudited pro forma summary presents information as if the acquisition of Stav occurred at the beginning of the periods presented. The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, nor is it necessarily indicative of future results of operations of the consolidated entities.

                                             (UNAUDITED)
                                         YEAR ENDED DECEMBER 31,
                                           2000          1999
                                           ----          ----
Revenues                                   4,498         5,152
Net income                               (10,751)       (1,227)
Earnings per share:
Basic                                      (1.68)        (0.19)
Diluted                                    (1.68)        (0.19)

Marnetics has a limited operating history and is subject to risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services.

In 1999, Marnetics reduced its activities, dismissed most of its employees and sold its fixed assets. During 2000, Marnetics has raised US$ 2.3 million from new investors and recruited additional employees.

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a. DEVELOPMENT-STAGE ENTERPRISE

   Since planned principal operations have not yet begun to generate any revenues, Marnetics is a development-stage company. All pre-operating costs have been expensed as incurred.

b. USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

c. FINANCIAL STATEMENTS IN U.S. DOLLARS

   The reporting currency of the Company is the U.S. dollar. The currency of the primary economic environment in which the operations of the Company are conducted is the dollar, and the dollar has been determined to be the Company's functional currency.

   Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standard ("SFAS") No. 52. All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statement of operations as they occur.

d. CASH EQUIVALENTS

   Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities when purchased of three months or less.

e. INVENTORIES

   Raw materials are stated at the lower of cost or market value. Cost is determined using the "first in-first out" method.

f. PROPERTY AND EQUIPMENT

   Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

   Computers and software                             3 years
   Furniture and fixtures                            10-15 years

   In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," management reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future cash flows. An impairment loss is recognized when the undiscounted future cash flows are less than the carrying value of the assets. The loss recognized would be equal to the difference between the carrying value and the fair value of the asset.

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

g. RESEARCH AND DEVELOPMENT EXPENSES

   Research and development expenses are expensed as incurred.

h. EARNINGS PER SHARE

   The Company has adopted Statement No. 128 of the FASB "Earnings Per Share" (SFAS 128"). Basic and diluted earnings per ordinary share are computed using the weighted average number of shares outstanding.

i. DEFERRED INCOME TAXES

   Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured for financial statement purposes and for tax purposes, at tax rates expected to be in effect when these differences reverse.

j. FAIR VALUE OF FINANCIAL INSTRUMENTS

   The financial instruments of the Company consist mainly of cash and cash equivalents, current accounts receivable, accounts payable and accruals. Due to the relatively short period to maturity, the fair value of the financial instruments included in the working capital of the Company approximates their carrying amounts.

k. RECENT ACCOUNTING PRONOUNCEMENTS

   Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS 133) standardizes the accounting for derivative instruments by requiring that an entity recognize all derivatives as assets or liabilities in the statement of financial position and measure these instruments at fair value. When certain criteria are met, it also provides for matching the timing of gain or loss recognition on the derivative hedging instrument with the recognition of (a) the changes in the fair value or cash flows of the hedged asset or liability attributable to the hedged risk or (b) the earnings effect of the hedged forecasted transaction. This statement will be adopted effective January 1, 2001, but is not expected to materially effect the Company's financial statements.

NOTE 3 - RELATED PARTIES

Comprised as follows:

                                       December 31,   December 31,
                                          2000           1999
                                          ----           ----
                                            US$ IN THOUSANDS
MR. DOV STRIKOVSKI (FORMER CEO
AND CHAIRMAN OF THE BOARD):
Loan (1)                                 1,484             --
                                        ======            ====
Current account (2)                        478             --
                                        ======            ====

(1) The loan is linked to the Israeli CPI and bears interest of 2% per annum. The loan is repaid in eight annual installments each comprised of 1/8 of the principal and the accrued interest thereon. The loan is not secured.

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(2) During the audit of the financial statements of Stav for the year ended December 31, 2000 it was discovered that excess advances were paid to certain suppliers in the amount of $ 478,000. In accordance with the share exchange agreement (see Note 1) the Company asked Mr. Strikovsky for the repayment of such amounts. To secure the repayment Mr. Strikovsky provided the Company with a bank guaranty to be exercised not earlier than within 30 days from June 30, 2001.

NOTE 4 - INVESTMENT IN AFFILIATE

Until September 2000 the Company held 33.6% of the outstanding shares of Speedwise Technologies Ltd ("Speedwise"). In September 2000, Speedwise issued shares to a third party resulting in a decrease in the Company's holdings in Speedwise to 19.19%. The Company retained its significant influence over Speedwise.

The investment in the affiliate consists of the following:

                                               DECEMBER 31,
                                               -----------
                                            2000         1999
                                            ----         ----
                                             US$ IN THOUSANDS
                                             ----------------
Investment in shares                          1             1
Adjustment due to issuance
 of shares to a third party                1,241          146
 Share in losses of affiliate               (660)         (21)
                                           ------        -----
                                             582          126
                                           ======        =====



Following is the condensed balance sheet of Speedwise Technologies Ltd. as at December 31, 2000 and 1999.

                                                          DECEMBER 31,
                                                          -----------
                                                       2000         1999
                                                       ----         ----
                                                        US$ IN THOUSANDS
                                                        ----------------
Current assets                                           3,078       361
Property and equipment                                     407        39
Other assets                                                56         9
                                                        -------     ------
                                                         3,541       409
                                                        =======     ======
Current liabilities                                        505        33

Shareholders' equity:
Ordinary shares                                              6         3
Additional paid-in capital                               7,083       436
Deferred stock compensation                               (969)       --
Deficit accumulated during the development stage        (3,084)      (63)
                                                        -------     ------
                                                         3,036       376
                                                        -------     ------
                                                         3,541       409
                                                        =======     ======

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - PROPERTY AND EQUIPMENT

Consist of the following:

                                                          DECEMBER 31,
                                                          -----------
                                                       2000         1999
                                                       ----         ----
                                                        US$ IN THOUSANDS
                                                        ----------------
 Cost:
   Computers and software                                304          --
   Leasehold improvements                                116          --
   Motor vehicles                                        610
   Furniture and fixtures                                 35          --
                                                      -------      ------
                                                       1,065          --
                                                      =======      ======
 Accumulated depreciation:
   Computers and software                               (100)         --
   Leasehold improvements                                (55)         --
   Motor vehicles                                       (257)
   Furniture and fixtures                                 (1)         --
                                                      -------      ------
                                                        (413)         --
                                                      =======      ======

NOTE 6 - SUPPLEMENTARY BALANCE SHEET INFORMATION

a. OTHER RECEIVABLES

                                                       DECEMBER 31,
                                                       --------------------------
                                                           2000             1999
                                                           ----             ----
                                                     US$ IN THOUSANDS
                                                    ----------------------------
       Prepaid expenses                                    77                 --
       Restricted cash                                     24                 --
       Advances to suppliers                               14                 --
       Others                                               8                 --
                                                         -----              -----
                                                          123                 --
                                                         =====              =====

b. SHORT-TERM BANK CREDIT

                                                  DECEMBER 31,
                                                  ------------
                                                  2000    1999
                                INTEREST RATES    ----    ----
                                      %          US$ IN THOUSANDS
                                --------------   ----------------
     UNLINKED SHEKEL CREDIT
     Overdraft                 13.7-10.2          2,609      --
     Short-term loans           6.2-10.2            680      --
                                                 ------    -----
                                                  3,289      --

     Current maturities of
       long-term loans                               48      --
                                                 ------    -----
                                                  3,337      --
                                                 ======    =====
         Liens - see Note 8d.

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - SUPPLEMENTARY BALANCE SHEET INFORMATION (cont.)

c. OTHER PAYABLES:

                                                                DECEMBER 31,
                                                        ------------------------
                                                        2000                1999
                                                        ----                ----
                                                              US$ IN THOUSANDS
                                                              ----------------
      Wages and related accruals                         508                  --
      Accrual for taxes less payments
      Government authorities                             834                  --
      Accrued expenses                                   284                  --
      Other                                              119                  --
                                                      ------                 -----
                                                       1,745                  --
                                                      ======                 =====

d. RELATED PARTIES:

     Consist of the following:

                                                          DECEMBER 31,
                                                       -----------------
                                                       2000         1999
                                                       ----         ----
                                                        US$ IN THOUSANDS
                                                        ----------------
  Speedwise Technologies Ltd.                             1             2
  Infotier Ltd.                                          --             7
                                                        ----          ----
                                                          1             9
                                                        ====          ====


NOTE 7 - LONG-TERM DEBT

                                                       DECEMBER 31,
                                                       -------------------------
                                                           2000             1999
                                                           ----             ----
                                                     US$ IN THOUSANDS
                                                     ----------------
Long-term loan                                             44                 --
Finance leases  (1)                                        85                 --
Less - current maturities                                  48                 --
                                                         -----               ----
                                                           81                 --
Less - deposit(2)                                          16                 --
                                                         -----               ----
                                                           65                 --
                                                         =====               ====


(1) The loans are linked to the Israeli CPI and bear average interest at 7.5% per annum.

(2) Under each of the lease agreements, the Company undertook to deposit amount equal to the last three payments. The deposit is linked to the terms of the loan principal.

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES

a.   LEASE AGREEMENT
     The facilities of the Company are rented under an operating lease for a period ending November 30, 2000. The future minimum lease commitment under the operating lease for the year ended December 31, 2000 is US$ 26,100. The facilities of the subsidiary are rented under an operating lease for a period of one year commencing May 14, 2000 and include a two-year lease extension option to extend the lease for one year periods upon prior written notice. The rent expenses under the operating lease for the year ended December 31, 2000 totaled $ 27,281.

b.   EMPLOYMENT AGREEMENT
     In June 1999, the Company entered into an employment agreement with Mr. Strikovsky providing that, through December 31, 2002, Mr. Strikovsky will serve as President and Chief Executive Officer of the Company at a base salary of $15,000 per month payable in New Israeli Shekels (subject to increase by the Board of Directors) and such bonuses as may be determined by the Board of Directors. Mr. Strikovsky participates in pension severance pay funds and insurance policies and savings plans. In addition, Mr. Strikovsky will receive reimbursement for certain business expenses including use of a Company-owned automobile, and reimbursement of telephone expenses and insurance. Upon termination of Mr. Strikovsky's employment, the Company is required to transfer to him title of severance pay and related insurance policies in lieu of severance payments. Upon the termination of such agreement, Mr. Strikovsky is subject to certain noncompete, non-disturbance, and non-interference provisions for a period of two years during which time and in consideration of which and provided that he is not otherwise employed, Mr. Strikovsky shall continue to draw his last salary and benefits. The contract was terminated on March 31, 2001.

c.   FAIR VALUE OF FINANCIAL INSTRUMENTS
     The financial instruments of the Company consist mainly of current accounts receivable, short-term credits, accounts payable, accruals and long term debt. In view of their nature, the fair value of the financial instruments included in working capital of the Company are usually identical or close to their carrying amounts.

d.   LIENS, SECURITIES AND GUARANTEES

     1. Liabilities of the Company to banks, totalling, as at December 31, 2000, US$ 3,337,000 are secured by a lien on the Company's assets. In addition, the Company has registered a fixed and floating lien on its unpaid share capital, goodwill and assets.

     2. Liabilities of the Company to finance leasing companies, totalling as at December 31, 2000, US$ 69,000 are secured by a lien on the vehicles.

     3. As at December 31, 2000, the Company was contingently liable for bank guarantees under performance obligations to customers totaling
        US$ 184,000.

     4. As at December 31, 2000 the Company guaranteed discounted checks totaling US$682,000.

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - SHARE CAPITAL

a.   In December 1998 the Company consummated an Initial Public Offering (IPO).

     Subsequent to the IPO, the Company's ordinary shares are quoted and listed on the American Stock Exchange (AMEX).

b. In January 2000, Marnetics issued 36,318 ordinary shares of NIS 0.01 par value to an investor in consideration for $ 295,000. In addition, Marnetics granted the investor options to purchase 10,465 outstanding shares of the Company at $ 8.12 per share.

c. In February 2000, Marnetics issued 130,719 ordinary shares of NIS 0.01 par value to ECI Communications Ltd. for $ 2,000 thousand.

d. Through September 30, 2000, Marntics has agreed to grant to specific employees options to purchase 40,437 ordinary shares of the Company pursuant to their employment agreements. The exercise price of the options is $1. Most of the options vest over four years. As part of the share exchange agreement such options were replaced with 308,300 options to purchase ordinary shares of the Company (see also Note 9(g) below).

e. In October 2000 Marnetics reached an agreement with a group of new investors (the "Investors"). In accordance with the agreement, the Company issued to the Investors 221,200 ordinary shares in consideration of $5,076 thousand.

f. On June 1, 2000 a share exchange agreement ("the agreement") was signed between the Company and Marnetics. The agreement was consummated after final approval of the Company's shareholders on December 20, 2000. Pursuant to the agreement the Company issued to the shareholders of Marnetics shares and options in the amounts of 4,993,048 and 1,761,236 (including 308,300 options to employees of Marnetics - see 9(g) below.) respectively, representing 75% of its outstanding shares and options, on a fully diluted basis, in exchange for all shares in Marnetics.

g. Pursuant to the agreement the Company issued newly unvested options to purchase 308,300 ordinary shares of the Company to the employees of Marnetics for their unvested options in Marnetics. In connection with this issuance, the Company recorded a deferred stock compensation expense totaling $ 1,836,000.

h. In connection with the agreement, the Board of Directors of the Company adopted an unwritten Option Plan (the "Option Plan"). The Option Plan provides for the grant of options to purchase up to an aggregate of 1,000,000 Ordinary Shares to directors, key employees and consultants of the Company. The Board of Directors of the Company will determine the terms of the grants. Under the Option Plan, the Company granted, to a company under the control of the former CEO and chairman of the board of the Company, 400,000 fully vested options to purchase shares at the exercise price of $3. With respect to these options non-cash compensation expenses totaling $2,000,000 were recorded and charged to earnings in accordance with APB 25 "Accounting for Stock Issued to Employees".

     After the consummation of the reverse merger the amount of outstanding ordinary shares of the Company is 6,407,333 and the amount of options outstanding is 2,918,379 of which 1,045,443 were granted to employees and 420,000 were granted to two consultants.

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - TAXES ON INCOME

The Company is assessed under the provisions of the Israeli Income Tax Law (Inflationary Adjustments) 1985, pursuant to which results for tax purposes are measured in new Israeli shekels in real terms in accordance with changes in the Israeli consumer price index.

Income is taxable at the ordinary corporate tax rate of 36%.

DEFERRED TAXES

The main components of the Company's deferred tax assets are as follows:

                                                                  DECEMBER 31,
                                                               ------------------
                                                               2000          1999
                                                               ----          ----
                                                                US$ IN THOUSANDS
                                                                ----------------
Deferred tax assets:
Net operating loss carryforwards in Israel                     (1,786)       (101)
Accrued severance pay, inventory adjustments,
  accrued vacation pay and allowances for doubtful debts          (96)         --
Less - Valuation allowance                                      1,882         101
                                                               -------       -----
  Balance                                                          --          --
                                                               =======       =====

Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

Since the realization of the net operating loss carryforwards is less likely than not, a valuation allowance has been established for the amounts of the related tax benefits.

Tax loss carryforwards of the Company and its subsidiary company totalling US$ 4,961 thousand are unlimited in duration, denominated in NIS and linked to the Israeli consumer price index.

TAX ASSESSMENTS

The Company has not been assessed for income tax purposes since incorporation.

NOTE 11 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

a. RESEARCH AND DEVELOPMENT COSTS

                                                                             CUMULATIVE FROM
                                                                               JUNE 1, 1998
                                                                                 (DATE OF
                                                              SEVEN MONTHS    COMMENCEMENT OF
                                              YEAR ENDED         ENDED        OPERATIONS) TO
                                              DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
                                              ------------    ------------     ------------
                                             2000      1999       1998             2000
                                             ----      ----       ----             ----
                                                              US$ IN THOUSANDS
                                                              ----------------
       Salaries and related
         expenses                           355         11         100              466
       Sub-contractors                       17         20          23               60
       Depreciation                           6          2           8               16
       Other                                 12         --          --               12
                                           -----       ----       -----            -----
                                            390         33         131              554
                                           =====       ====       =====            =====

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (cont.)

b. SALES AND MARKETING EXPENSES, NET

                                                                             CUMULATIVE FROM
                                                                               JUNE 1, 1998
                                                                                 (DATE OF
                                                              SEVEN MONTHS    COMMENCEMENT OF
                                              YEAR ENDED         ENDED        OPERATIONS) TO
                                              DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
                                             2000      1999       1998             2000
                                             ----      ----       ----             ----
                                                              US$ IN THOUSANDS
                                                              ----------------
       Salaries and related
         expenses                             95        --          --                95
       Advertising and marketing
         costs                                61        --          --                61
                                            -----      ----        ----             -----
       Gross sales and marketing
         costs                               156        --          --               156
       Less-participation from
         the Government of
         Israel                              (14)       --          --               (14)
                                            -----      ----        ----             -----
                                             142                                     142
                                            =====      ====        ====             =====


c.     GENERAL AND ADMINISTRATIVE EXPENSES

                                                                             CUMULATIVE FROM
                                                                               JUNE 1, 1998
                                                                                 (DATE OF
                                                              SEVEN MONTHS    COMMENCEMENT OF
                                              YEAR ENDED         ENDED        OPERATIONS) TO
                                              DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
                                             2000      1999       1998             2000
                                             ----      ----       ----             ----
                                                              US$ IN THOUSANDS
                                                              ----------------
       Salaries and related expenses          242        11         101             354
       Professional services                  305         8          26             339
       Management fee                          43        --          --              43
       Others                                 132        25          54             211
                                             -----      ----       -----           -----
                                              722        44         181             947
                                             =====      ====       =====           =====

            STAV ELECTRICAL SYSTEMS (1994) LTD. (PREVIOUS REGISTRANT)


                        CONSOLIDATED FINANCIAL STATEMENTS


                                DECEMBER 31, 2000

            STAV ELECTRICAL SYSTEMS (1994) LTD.(PREVIOUS REGISTRANT)

                           CONSOLIDATED BALANCE SHEETS


                                                             ADJUSTED NEW ISRAELI      CONVENIENCE
                                                                   SHEKELS             TRANSLATION
                                                             --------------------      -----------
                                                                 December 31,          December 31,
                                                               2000       1999            2000
                                                               ----       ----            ----
                                                                                     US$ IN THOUSANDS
                                                                                     ----------------
CURRENT ASSETS
Cash and cash equivalents                                        87           19             22
Restricted cash                                                  99           --             24
Receivables:
 Trade, net of allowance for doubtful accounts totaling as
  of December 31, 1999 and 2000, NIS 175,000 and NIS
  194,000 (US$ 48,000), respectively                          2,645        1,896            655
 Related parties (Note 3)                                     2,789          818            690
 Other  (Note 5a)                                               402        1,536             99
Inventories (Note 2d, 5c)                                       907        1,600            224
Recoverable costs and estimated earnings- not yet billed     13,152       14,045          3,255
                                                            --------     --------       --------
  TOTAL CURRENT ASSETS                                       20,081       19,914          4,969
                                                            --------     --------       --------
LONG-TERM LOAN TO RELATED PARTIES (Note 3)                    5,141        5,722          1,272
                                                            --------     --------       --------
FIXED ASSETS (Notes 2e&4)
Cost                                                          3,553        3,335            879
Less - accumulated depreciation                               1,638        1,225            405
                                                            --------     --------       --------
                                                              1,915        2,110            474
                                                            --------     --------       --------
OTHER ASSETS (Note 5b)                                            -          135              -
                                                            --------     --------       --------
                                                             27,137       27,881          6,715
                                                            ========     ========       ========
CURRENT LIABILITIES
Short-term bank credit (Note 5d)                             13,485        4,172          3,337
Payables:
 Trade                                                        6,139        4,254          1,519
 Other (Note 5e)                                              6,632        7,717          1,641
                                                            --------     --------       --------
  TOTAL CURRENT LIABILITIES                                  26,256       16,143          6,497
                                                            --------     --------       --------
LONG-TERM LIABILITIES (Notes 6)                                 261          333             65
                                                            --------     --------       --------
ACCRUED SEVERANCE PAY (Note 7)                                  597          374            148
                                                            --------     --------       --------
COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)
SHAREHOLDERS' EQUITY  (Note 9)
 Share capital:
 Ordinary shares of NIS 0.08 par value                          127          127             31
 (Authorized - 5,000,000 shares, issued and outstanding
  1,414,285 at December 31, 2000 and 1999)
Additional paid-in capital                                   27,955       11,660          6,918
(Accumulated deficit) Retained earnings                     (28,059)        (756)        (6,944)
                                                            --------     --------       --------
                                                                 23       11,031              5
                                                            --------     --------       --------

                                                             27,137       27,881          6,715
                                                            ========     ========       ========

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                       STAV ELECTRICAL SYSTEMS (1994) LTD.


CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                       CONVENIENCE
                                                                                                     TRANSLATION INTO
                                                      ADJUSTED NEW ISRAELI SHEKELS                     U.S. DOLLARS
                                                      ----------------------------                   ----------------
                                                                                                        YEAR ENDED
                                                        YEAR ENDED DECEMBER 31,                        DECEMBER 31,
                                                        -----------------------                        ------------
                                                  2000             1999            1998                    2000
                                                  ----             ----            ----                    ----
                                                                                                    U.S.$ IN THOUSANDS
                                                            NIS IN THOUSANDS                      (EXCEPT PER SHARE AND
                                                    (EXCEPT PER SHARE AND SHARE DATA)                  SHARE DATA)
                                                    ---------------------------------             ---------------------
Revenues (Notes 2g&13a)                              18,176           20,821          32,632                    4,498
COST OF REVENUES (NOTE 13b)                          20,698           14,621          19,541                    5,122
                                                  -----------       ----------      ---------                ----------
GROSS PROFIT (LOSS)                                  (2,522)           6,200          13,091                     (624)

Selling expenses                                         73              138              87                       18
General and administrative  expenses
  (excluding NIS  16,295,000
  (US$4,032,000) (Note 13c)                           5,872            6,937           2,319                    1,453
                                                  -----------       ---------        --------                ----------
                                                      5,945            7,075           2,406                    1,471
                                                  -----------       ---------        --------                ----------
Non-cash compensation expenses                       16,295                -               -                    4,032
                                                  -----------       ---------        --------                ----------
OPERATING (LOSS) INCOME                             (24,762)            (875)         10,685                   (6,127)
Financial  expenses, net   (Note 13d)                (1,894)          (2,342)         (2,591)                    (468)
Other income                                              8                -              -                         2
                                                  -----------       ---------        --------                ----------
INCOME  BEFORE TAXES ON  INCOME                     (26,648)          (3,217)          8,094                   (6,593)
Taxes on income  (Notes  2f&10)                         655            1,268           2,940                      162
                                                  -----------       ---------        --------                ----------
(LOSS) NET INCOME  FOR THE YEAR                     (27,303)          (4,485)          5,154                   (6,755)
                                                  ===========       =========        ========                ==========
PER SHARE DATA (NOTE 2h)
(LOSS) EARNINGS PER SHARE:
BASIC AND DILUTED                                    (19.31)           (3.17)           6.67                    (4.78)
Weighted average  number                          ===========       =========        ========                ==========
  of shares outstanding
BASIC AND DILUTED                                 1,414,285        1,414,285         772,618                1,414,285
                                                 ==========       =========         ========               ===========

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                       STAV ELECTRICAL SYSTEMS (1994) LTD.


            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                 Adjusted New Israeli Shekels
                                                 -----------------------------------------------------------------------
                                                                                               RETAINED
                                                                              ADDITIONAL        EARNINGS
                                                 NUMBER OF       SHARE         PAID-IN       (ACCUMULATED
                                                  SHARES        CAPITAL        CAPITAL         DEFICIT)           TOTAL
                                                   -----        -------        -------         --------           -----
                                                                                     NIS in thousands
                                                                                     ----------------
BALANCE AS AT
 JANUARY 1, 1998                                   297,500         34                             158                192

Share issuance
 (net of issuance expenses)                      1,116,785         93           11,660                            11,753

Net income for the year                                                                         5,154              5,154
                                                 ---------      -------        -------        --------           --------
BALANCE AS AT
 DECEMBER 31, 1998                               1,414,285        127           11,660          5,312             17,099
Loss for the year                                                                              (4,485)            (4,485)
Dividends                                                                                      (1,583)            (1,583)
                                                 ---------      -------        -------        --------           --------
BALANCE AS AT
DECEMBER 31, 1999                                1,414,285        127           11,660           (756)            11,301

Issuance of share options to
To consultants and shareholders                                                 16,295                            16,295

Loss for the year                                                                             (27,303)           (27,303)

BALANCE AS AT
DECEMBER 31, 2000                                ---------      -------        -------        --------           --------
                                                 1,414,285        127           27,955        (28,059)                23
                                                 =========      =======        =======        ========           ========

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                       STAV ELECTRICAL SYSTEMS (1994) LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                       CONVENIENCE
                                                                                                     TRANSLATION INTO
                                                      ADJUSTED NEW ISRAELI SHEKELS                     U.S. DOLLARS
                                                      ----------------------------                   ----------------
                                                                                                        YEAR ENDED
                                                        YEAR ENDED DECEMBER 31,                        DECEMBER 31,
                                                        -----------------------                        ------------
                                                  2000             1999            1998                    2000
                                                  ----             ----            ----                    ----
                                                            NIS IN THOUSANDS                       U.S.$ IN THOUSANDS
                                                            ----------------                       ------------------
Cash flows from operating activities:
(Loss) net income  for  the year                   (27,303)         (4,485)          5,154                 (6,755)
Adjustments to reconcile net income
  (loss)  to cash provided  by (used in)
  operating activities (Appendix A)                 20,067          (1,534)         (4,608)                 4,967
                                                   --------         --------        --------               --------
NET CASH  PROVIDED BY (USED IN)
 OPERATING ACTIVITIES                               (7,236)         (6,019)            546                 (1,788)
                                                   --------         --------        --------               --------
CASH FLOW  FROM  INVESTING ACTIVITIES
Payment for acquisition  of
consolidated subsidiary(Appendix B)                      -               -            (525)
Increase in restricted cash                            (99)              -               -                    (24)
Proceeds from long-term loan to related parties        581           1,961           2,086                    142
Long-term loan to related party                          -          (2,473)         (1,213)                     -
Increase in related party- current account          (1,971)              -               -                   (488)
Additions to fixed  assets                            (540)           (555)           (655)                  (134)
Proceeds from  sale of fixed  assets                    92              68               6                     23
                                                   --------         --------        --------               --------
NET CASH PROVIDED BY  (USED IN)  INVESTING
ACTIVITIES                                          (1,937)           (999)           (301)                  (481)
                                                   --------         --------        --------               --------
CASH FLOW FROM FINANCING ACTIVITIES
Dividends paid                                           -          (1,583)              -                      -
Share issuance                                           -               -          12,708                      -
Share issuance costs                                     -               -            (699)                     -
Long-term loan received                                179             325             173                     44
Long-term loan  paid                                  (359)           (539)           (231)                   (89)
Short-term  credit  from  banks,  net                9,421           3,699          (7,061)                 2,332
                                                   --------         --------        --------               --------
NET CASH  PROVIDED BY  FINANCING
ACTIVITIES                                           9,241           1,902           4,890                  2,287
                                                   --------         --------        --------               --------
(DECREASE) INCREASE IN CASH AND CASH
EQUIVALENTS                                             68          (5,116)          5,135                     18
CASH AND CASH  EQUIVALENTS AT
  BEGINNING OF PERIOD                                   19           5,135               -                      4

                                                   --------         --------        --------               --------
CASH AND CASH EQUIVALENTS AT  END OF
  PERIOD                                                87              19           5,135                     22
                                                   ========         ========        ========               ========

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                       STAV ELECTRICAL SYSTEMS (1994) LTD.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



APPENDIX A- ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO CASH PROVIDED BY (USED
IN) OPERATING ACTIVITIES

                                                                                                       CONVENIENCE
                                                                                                     TRANSLATION INTO
                                                      ADJUSTED NEW ISRAELI SHEKELS                     U.S. DOLLARS
                                                      ----------------------------                   ----------------
                                                                                                        YEAR ENDED
                                                        YEAR ENDED DECEMBER 31,                        DECEMBER 31,
                                                        -----------------------                        ------------
                                                  2000             1999            1998                    2000
                                                  ----             ----            ----                    ----
                                                            NIS IN THOUSANDS                       U.S.$ IN THOUSANDS
                                                            ----------------                       ------------------
INCOME AND EXPENSES NOT
  RELATING TO CASH FLOWS
Depreciation and amortization                           585           427             245                144
Amortization of deferred stock
  based compensation                                 16,295             -               -              4,032
Increase in accrued
  severance pay                                         223           212             108                 55
Loss from sale of fixed assets                            8            51               6                  2
Erosion of long-term loan                                 -           (36)              5                  -
                                                   --------       --------        --------            --------
                                                     17,111           654             364              4,233
                                                   --------       --------        --------            --------
CHANGES IN ASSETS AND LIABILITIES ITEMS:
Increase in trade receivables                          (749)         (604)           (677)              (185)
Decrease (increase) in other receivables              1,184           739          (1,683)               293
Decrease (Increase) in deferred taxes                   135         1,044            (158)                33
Decrease (Increase) in recoverable costs and
estimated earnings - not yet billed                     893        (4,325)         (5,689)               221
Decrease (Increase) in  inventories                     693           (65)            (30)               174
Increase (decrease) in trade
  payables                                            1,885         1,048            (801)               466

Increase (decrease) in other payables                (1,085)          (25)          4,066               (268)
                                                   --------       --------        --------            --------
                                                      2,956        (2,188)         (4,972)               734
                                                   --------       --------        --------            --------
                                                     20,067        (1,534)         (4,608)             4,967
                                                   ========       ========        ========            ========

APPENDIX B

Assets acquired                                                                     1,145
Assumed liabilities                                                                  (620)
                                                                                    -----
                                                                                      525
                                                                                    =====

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                       STAV ELECTRICAL SYSTEMS (1994) LTD.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




NOTE 1 - GENERAL

a. STAV ELECTRICAL SYSTEMS (1994) LTD. ("the Company") is engaged in the manufacture, installation and maintenance of electrical and lighting systems, mainly for public institutions.

b. On June 1, 2000 a share exchange agreement ("the agreement") was signed between the Company and Marnetics Ltd, an Israeli company, engaged in the development of performance enhancement solutions for Internet applications ("Marnetics"). Pursuant to the agreement the Company issued to the shareholders of Marnetics shares and option in the amounts representing 75% of its outstanding shares in exchange for all their shares in Marnetics.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

a.   USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

b.   ADJUSTED FINANCIAL STATEMENTS

     1. GENERAL

     The Company maintains its accounts in nominal new Israeli shekels ("NIS"). The nominal figures have been adjusted to NIS of constant purchasing power, in accordance with principles prescribed by statements of the Institute of Certified Public Accountants in Israel, based on changes in the Israeli consumer price index ("CPI").

     The financial statements are presented on the basis of historical cost in NIS of constant purchasing power (NIS of December 2000) ("adjusted new Israeli shekels"). Following is the annual increase in the CPI.

     Year ended December 31, 2000                           0%
     Year ended December 31, 1999                         1.3%
     Year ended December 31, 1998                         8.6%

     The term "cost" in these financial statements refers to cost in adjusted
     NIS.

     2. PRINCIPLES OF ADJUSTMENTS:

          i.   BALANCE SHEETS:

               Monetary items (items whose values represents their current or realizable value at the balance sheet date) are presented at their nominal values. Comparative figures have been adjusted to the Israeli CPI of December 2000.

               Non-monetary items (principally, fixed assets and share capital) have been adjusted in accordance with changes in the Israeli CPI between the date of acquisition or origination to the balance sheet date.

               The adjusted values of non-monetary items included in the financial statements do not necessarily represent realizable value or any other economic value, but only their original historical cost in terms of constant NIS.

                       STAV ELECTRICAL SYSTEMS (1994) LTD.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

b.   ADJUSTED FINANCIAL STATEMENTS (cont.)


     2. PRINCIPLES OF ADJUSTMENTS (CONT.):

          ii.  STATEMENTS OF OPERATIONS:

               Income and expense items (other than financial income or expenses and those deriving from non-monetary items) are adjusted from the transaction date to the balance sheet date. Income and expenses deriving from non-monetary items are adjusted on the same basis as the related balance sheet items.

               The effects of the inflationary erosion of monetary items and interest are included in financial income or expenses, as appropriate.

c.   RATE OF EXCHANGE AND LINKAGE BASIS

     Assets and liabilities in, or linked to, foreign currency are included on the basis of the representative exchange rate prevailing at the balance sheet date. Representative rates of exchange for the U.S. dollar were as follows:

      December 31, 2000 - NIS 4.041
      December 31, 1999 - NIS 4.153
      December 31, 1998 - NIS 4.160

     Balances linked to the Israeli CPI are stated using the specific index to which the balances are linked.

d.   INVENTORIES

     Raw materials are stated at the lower of cost or market value. Cost is determined using the "first in-first out" method.
     Work-in-progress - represents the cost of development in progress.

e.   FIXED ASSETS

     Fixed assets are presented at cost. Depreciation is calculated using the straight-line method, over the estimated useful lives of the assets, at the following annual rates:

      Motor vehicles                                  15%
      Furniture and equipment                         6-33% (mainly 10%)
      Leasehold improvements                          over the term of the lease

f.   DEFERRED INCOME TAXES

     Deferred income taxes are provided for net operating loss carryforwards and temporary differences between the assets and liabilities, as measured in the financial statements, and for tax purposes at the tax rates expected to be in effect when these differences reverse, if it is more likely than not that some or all of the deferred tax assets will not be realized an adjustment is made by means of valuation allowance, in accordance with Statement No. 109 of the Financial Accounting Standards Board ("FASB") (Accounting for Income Taxes).

                       STAV ELECTRICAL SYSTEMS (1994) LTD.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

g.   REVENUE RECOGNITION

     MAINTENANCE CONTRACTS

     Revenues from maintenance services, mainly from municipalities, are billed monthly and are recognized on straight line basis over the term of the respective contracts.
     Under these contracts the Company provides electrical services to public facilities on customer's request.
     Costs, mainly salaries, are recorded on a monthly basis as incurred.

     INSTALLATION AND MANUFACTURE CONTRACTS
     These are "fixed price contracts" under which revenues are recognized based on the unit-of-delivery method, which is a modified percentage of completion method.
     Revenues and billings are computed by multiplying the units supplied by the price per unit on a monthly basis. Costs incurred on undelivered units are reported as work in progress in inventories.
     A provision for anticipated losses is made during the period when these losses become evident.


h.   EARNINGS PER SHARE

     The Company has adopted Statement No. 128 of the FASB "Earnings Per Share" (SFAS 128"). Basic and diluted earnings per ordinary share are computed using the weighted average number of shares outstanding.


i.   CONVENIENCE TRANSLATION

     Solely for the reader's convenience the financial statements have been translated from NIS into the US dollars using the representative exchange rate as at December 31, 2000 (U.S.$1 = NIS 4.041).

     The translated United States dollar figures should not be construed as a representation that the Israeli currency amounts actually represent, or could be converted into, United States dollars.


j.   EFFECT OF INFLATION

     In accordance with Israeli GAAP, the Company comprehensively includes the effects of price level changes in the accompanying financial statements as described in Note 2b. Such Israeli accounting principles measure the effects of price level changes in the inflationary Israeli economy and, as such, is considered a more meaningful presentation than financial reporting based on nominal historical cost, for Israeli and US accounting purposes. Accordingly, price level adjustments have not been reversed as a reconciliation of Israeli accounting principles to U.S. GAAP.

                       STAV ELECTRICAL SYSTEMS (1994) LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 - RELATED PARTIES

     Comprised as follows:

                                                                               CONVENIENCE
                                                        ADJUSTED NEW           TRANSLATION
                                                      ISRAELI SHEKELS       INTO U.S. DOLLARS
                                                      ---------------       -----------------
                                                        December 31            December 31
                                                        -----------            -----------
                                                      2000       1999             2000
                                                      ----       ----             ----
                                                      NIS IN THOUSANDS      US$ IN THOUSANDS
                                                      ----------------      -----------------
MR. DOV STRIKOVSKI:
Loan (1)                                               5,998       6,540            1,484
                                                      =======     =======          =======
Current account (2)                                    1,932           -              478
                                                      =======     =======          =======


(1) The loan is linked to the Israeli CPI and bears interest of 2% per annum. The loan is repaid in eight annual installments each comprised of 1/8 of the principal and the accrued interest thereon. The loan is not secured.

(2) During the audit of the financial statements of Stav for the year ended December 31, 2000 it was discovered that excess advances were paid to certain suppliers in the amount of $ 478,000. In accordance with the share exchange agreement (see Note 1) the Company asked Mr. Strikovsky for the repayment of such amounts. To secure the repayment Mr. Strikovsky provided the Company with a bank guaranty to be exercised not earlier than within 30 days from June 30, 2001.

NOTE 4 - FIXED ASSETS

a.   COMPRISED AS FOLLOWS:

                                                                               CONVENIENCE
                                                        ADJUSTED NEW           TRANSLATION
                                                      ISRAELI SHEKELS       INTO U.S. DOLLARS
                                                      ---------------       -----------------
                                                        December 31            December 31
                                                        -----------            -----------
                                                      2000       1999             2000
                                                      ----       ----             ----
                                                      NIS IN THOUSANDS      US$ IN THOUSANDS
                                                      ----------------      -----------------
      COST:
      Computers and office equipment                     771         768           191
      Motor vehicles (*)                               2,463       2,248           610
      Leasehold improvements                             319         319            78
                                                      -------     -------        -------
                                                       3,553       3,335           879
                                                      =======     =======        =======
      ACCUMULATED DEPRECIATION:
      Computers and office equipment                     376         260            93
      Motor vehicles                                   1,040         801           257
      Leasehold improvements                             222         164            55
                                                      -------     -------        -------
                                                       1,638       1,225           405
                                                      =======     =======        =======

     (*) Including motor vehicles held under a financial lease totalling NIS 533,000 (US$ 132,000).



b.   Liens - see Note 8e.

                       STAV ELECTRICAL SYSTEMS (1994) LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 - SUPPLEMENTARY BALANCE SHEET INFORMATION

a.   OTHER RECEIVABLES

                                                                               CONVENIENCE
                                                        ADJUSTED NEW           TRANSLATION
                                                      ISRAELI SHEKELS       INTO U.S. DOLLARS
                                                      ---------------       -----------------
                                                        December 31            December 31
                                                        -----------            -----------
                                                      2000       1999             2000
                                                      ----       ----             ----
                                                      NIS IN THOUSANDS      US$ IN THOUSANDS
                                                      ----------------      -----------------
       Prepaid expenses                                  310          326             77
       Advances to suppliers                              59        1,077             14
       Deferred taxes                                     -           124              -
       Others                                             33            9              8
                                                      -------     -------        -------
                                                         402        1,536             99
                                                      =======     =======        ========


b.   OTHER ASSETS

                                                                               CONVENIENCE
                                                        ADJUSTED NEW           TRANSLATION
                                                      ISRAELI SHEKELS       INTO U.S. DOLLARS
                                                      ---------------       -----------------
                                                        December 31            December 31
                                                        -----------            -----------
                                                      2000       1999             2000
                                                      ----       ----             ----
                                                      NIS IN THOUSANDS      US$ IN THOUSANDS
                                                      ----------------      -----------------
      Deferred taxes                                       -         135              -
                                                      =======     =======        ========


c.   INVENTORIES

                                                                               CONVENIENCE
                                                        ADJUSTED NEW           TRANSLATION
                                                      ISRAELI SHEKELS       INTO U.S. DOLLARS
                                                      ---------------       -----------------
                                                        December 31            December 31
                                                        -----------            -----------
                                                      2000       1999             2000
                                                      ----       ----             ----
                                                      NIS IN THOUSANDS      US$ IN THOUSANDS
                                                      ----------------      -----------------
      Raw materials                                      907       1,600            224
                                                      =======     =======        ========

                       STAV ELECTRICAL SYSTEMS (1994) LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - SUPPLEMENTARY BALANCE SHEET INFORMATION (cont.)


d.   SHORT-TERM BANK CREDIT

                                                                                   CONVENIENCE
                                                                                   TRANSLATION
                                                                                    INTO U.S.
                                     ADJUSTED NEW ISRAELI SHEKELS                    DOLLARS
                                     ----------------------------                  -----------
                                             December 31                           December 31
                                             -----------                           -----------
                                           2000                  1999                  2000
                                           ----                  ----                  ----
                                   NIS IN      INTEREST         NIS IN                US$ IN
                                  THOUSANDS     RATE           THOUSANDS             THOUSANDS
                                  ---------    --------        ---------             ---------
                                                  %
                                                 ---
UNLINKED SHEKEL CREDIT
Overdraft                          10,541        15-18/5          2,194                 2,609
Short-term loans                    2,749          8.2            1,675                   680
                                  --------                       -------               -------
                                   13,290                         3,869                 3,289
                                  --------                       -------               -------
Current maturities of
  Long-term loans                     195                           303                    48
                                  --------                       -------               -------
                                   13,485                         4,172                 3,337
                                  ========                       =======               =======

         Liens - see Note 8e.

e.   OTHER PAYABLES:

                                                                               CONVENIENCE
                                                        ADJUSTED NEW           TRANSLATION
                                                      ISRAELI SHEKELS       INTO U.S. DOLLARS
                                                      ---------------       -----------------
                                                        December 31            December 31
                                                        -----------            -----------
                                                      2000       1999             2000
                                                      ----       ----             ----
                                                      NIS IN THOUSANDS      US$ IN THOUSANDS
                                                      ----------------      -----------------
         Wages and related accruals                      1,934       1,027              478
         Accrual for taxes less payments                     -       4,833               -
         Government authorities                          3,086       1,070              764
         Accrued expenses                                1,132         738              280
         Other                                             480          49              119
                                                        -------     -------          -------
                                                         6,632       7,717            1,641
                                                        =======     =======          =======

                       STAV ELECTRICAL SYSTEMS (1994) LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 - LONG-TERM LIABILITIES

                                                                               CONVENIENCE
                                                        ADJUSTED NEW           TRANSLATION
                                                      ISRAELI SHEKELS       INTO U.S. DOLLARS
                                                      ---------------       -----------------
                                                        December 31            December 31
                                                        -----------            -----------
                                                      2000       1999             2000
                                                      ----       ----             ----
                                                      NIS IN THOUSANDS      US$ IN THOUSANDS
                                                      ----------------      -----------------
Long-term loan                                           179        -                44
Finance leases  (1)                                      342        797              85
Less - current maturities                                195        303              48
                                                        -----      -----            -----
                                                         326        494              81
Less - deposit(2)                                         65        161              16
                                                        -----      -----            -----
                                                         261        333              65
                                                        =====      =====            =====


(1) The leases are linked to the Israeli CPI and bear average interest at 7.5% per annum.

(2) Under the leases agreement, the Company undertook to deposit a leasing deposit in the amount of the last three payments. The deposit is linked to the terms of the loan principal.

Liens - see Note 8e.


NOTE 7 - ACCRUED SEVERANCE PAY

Israeli laws and labor agreements determine the obligations of the Company to make severance payments to dismissed employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli Law, is based upon length of service and the employee's most recent monthly salary. This liability is primarily covered by regular deposits made by the Company into recognized severance and pension funds and by insurance policies purchased by the Company. The amounts so funded are not reflected on the balance sheet, since they are controlled by the fund trustees and insurance companies and are not under the control and management of the Company.

The aggregate value of the insurance plans for the years ended December 31, 1999 and 2000 was NIS 737,920 and NIS 970,000 (US$ 240,000) respectively.

Severance pay expenses for the years ended December 31, 1998, 1999 and 2000 was NIS 110,000 NIS 212,000 and NIS 245,000 (US$ 61,000) respectively.

                       STAV ELECTRICAL SYSTEMS (1994) LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES

a.   LEASE AGREEMENT
     The facilities of the Company are rented under operating lease for a period ending November 30, 2000.
     Future minimum lease commitment under operating lease for the year ended December 31, 2000 is NIS 108,393 (US$ 26,100).

b.   EMPLOYMENT AGREEMENT
     In June 1999, the Company entered into an employment agreement with Mr. Strikovsky providing that, through December 31, 2002, Mr. Strikovsky will serve as President and Chief Executive Officer of the Company at a base salary of $15,000 per month payable in New Israeli Shekels (subject to increase by the Board of Directors) and such bonuses as may be determined by the Board of Directors. Mr. Strikovsky participates in Mivtahim policy and Keren Hishtalmut saving plan. In addition, Mr. Strikovsky will receive reimbursement for certain business expenses including use of a Company-owned automobile, borne telephone expenses, and insurance. Upon termination of Mr. Strikovsky's employment, the Company is required to transfer title to him of severance pay and related insurance policies in lieu of severance payments. Upon the termination of such agreement, Mr. Strikovsky is subject to certain noncompete, non-disturbance, and non-interference provisions for a period of two years during which time and in consideration of which and provided that he is not otherwise employed, Mr. Strikovsky shall continue to draw his last salary and benefits.

c.   CONCENTRATION OF CREDIT RISK
     For the year ended December 31, 2000, three of the Company's customers accounted for 54% of total revenues for the year then ended (as at December 31, 1998 and 1999 - four and two customers respectively accounted for 67% and 68% of the revenues for the years then ended). On the basis of past experience, the Company maintains an allowance for doubtful accounts, which in management's estimation adequately covers all anticipated losses in respect of trade receivables.

d.   FAIR VALUE OF FINANCIAL INSTRUMENTS
     The financial instruments of the Company consist mainly of current accounts receivable, short-term credits, accounts payable, accruals and long term debt.
     In view of their nature, the fair value of the financial instruments included in working capital of the Company are usually identical or close to their carrying amounts.

e.   LIENS, SECURITIES AND GUARANTEES

     1.  Liabilities of the Company to banks, totalling, as at December
         31, 2000, NIS 13,469,000 (US$ 3,333,000) are secured by a lien on the Company's assets.
         In addition, the Company has registered a fixed and floating lien on its unpaid share capital, goodwill and assets.
     2. Liabilities of the Company to finance leasing companies, totalling as at December 31, 2000, NIS 277,000 (US$ 69,000) are secured by a lien on the vehicles.
     3. As at December 31, 2000, the Company was contingently liable for a bank guarantees under performance obligations to customers totaling NIS 742,000 (US$ 184,000).
     4. As at December 31, 2000 the Company has guaranteed discounted checks totaling NIS 2,754,000 (US$682,000).

                       STAV ELECTRICAL SYSTEMS (1994) LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - SHARE CAPITAL


a. In December 1998 the Company consummated an Initial Public Offering (IPO) pursuant to which the Company sold 800,000 ordinary shares NIS 0.08 par value (including 100,000 ordinary shares NIS 0.08 par value sold by Mr. Strikovsky, president and Chief Executive Officer) for net proceeds of approximately U.S.$ 3.6 million (see also Note 3).

     Subsequent to the IPO, the Company's ordinary shares are quoted and listed on the American Stock Exchange (AMEX).

b. In September 2000 the Company declared and paid a cash dividend in the per share amount of NIS 1.11 (US$ 0.26). The gross amount was NIS 1,583,000 (US$ 380,000), representing 30% of the net income for the year ended December 31, 1999.

c. On June 1, 2000 a share exchange agreement ("the agreement") was signed between the Company and Marnetics. The agreement was consummated after final approval of the Company's shareholders on December 20, 2000. Pursuant to the agreement the Company issued to the shareholders of Marnetics shares and options in the amounts of 4,993,048 and 1,761,236 respectively, representing 75% of its outstanding shares, on a fully diluted basis, in exchange for all shares in Marnetics.

d. Pursuant to the agreement the Company issued to two consultants and to the CEO of the Company 420,000 and 180,000 respectively, options to purchase ordinary shares of the Company. The exercise prices of the options are $3 and are fully vested immediately. The Company accounted for the grant to the consultants under the fair value method of SFAS No. 123 and EITF 96-18. The fair value for these options was estimated using the Black-Scholes option-pricing model with the following assumptions: risk-free interest rate of 8%, dividend yield of 0%, volatility rate of 100% and expected life of the options of 0.5 years. The options granted to the CEO were accounted for under the intrinsic value in accordance with APB 25 "Accounting for Stock Issued to Employees". The Company recorded non-cash compensation expenses totaling $ 3,247,000.

e. The Board of Directors of the Company adopted the 1999 Stock Option Plan (the "Plan"). The Plan provides for the grant of options to purchase up to an aggregate of 157,143 Ordinary Shares to employees, directors, and consultants of the Company. Pursuant to the agreement between the Company and the underwriters of the Company's initial public offering, options cannot be granted with an exercise price less than fair market value on the date of grant. Under the terms of the Plan, options are granted to employees for no consideration, and are exercisable by the employees at a price to be determined from time to time by the Company's Board of Directors or a committee of the Board of Directors, selected in accordance with the Company's Amended Articles of Association (the "Committee"). In December 31, 2000 prior to the final approval of the agreement with Marnetics, the Company agreed to grant to specific employees the options to purchase 157,143 ordinary shares of the Company. The exercise price of the options is $3. The options vest immediately. With respect to these options non-cash compensation expenses totaling $785,000 were recorded and charged to earnings in accordance with APB 25 "Accounting for Stock Issued to Employees".

                       STAV ELECTRICAL SYSTEMS (1994) LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - TAXES ON INCOME

a.   TAXATION UNDER INFLATIONARY CONDITIONS

     The Company is assessed under the provisions of the Income Tax Law (Adjustments Due To Inflation), 1985, pursuant to which the results for tax purposes are measured in real terms in accordance with changes in the Israeli CPI.

b.   DEFERRED TAXES

     Deferred taxes are computed for temporary differences in respect of the provision for doubtful debts, vacation pay, severance pay and inventory:


                                                                                    CONVENIENCE
                                                                                  TRANSLATION INTO
                                          ADJUSTED NEW ISRAELI SHEKELS              U.S. DOLLARS
                                          ----------------------------              -----------
                                                  December 31                       December 31
                                                  -----------                       -----------
                                        2000          1999           1998               2000
                                        ----          ----           ----               ----
                                                 NIS in thousands                 US$ IN THOUSANDS
                                        ---------------------------------         ----------------

Net operating loss carry
  forwards                                4,555         1,130          1,145             1,127
Accrued severance pay, inventory
adjustments, accrued vacation pay
  and allowances for doubtful debts         387           259            158                96
                                         -------       -------        -------          --------
                                          4,942         1,389          1,303             1,223
Valuation allowance                      (4,942)       (1,130)             -            (1,223)
                                         -------       -------        -------          --------
                                              -           259          1,303                 -
                                         =======       =======        =======          ========

1. Under Statement No. 109 of the FASB, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by means of a valuation allowance.

2. The Company and its subsidiary have not been assessed for income tax purposes since its incorporation.

3. Tax loss carry forwards of the Company totalling $3,130,000 are unlimited in duration, denominated in NIS and linked to the Israeli CPI.

                       STAV ELECTRICAL SYSTEMS (1994) LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - TAXES ON INCOME (cont.)

c.   THEORETICAL INCOME TAXES

     A reconciliation of the theoretical tax amount, assuming all income is taxed at the statutory rates, to the actual tax in the statement of operations is as follows:

                                                                                    CONVENIENCE
                                                                                  TRANSLATION INTO
                                          ADJUSTED NEW ISRAELI SHEKELS              U.S. DOLLARS
                                          ----------------------------              -----------
                                                                                     YEAR ENDED
                                            YEAR ENDED DECEMBER 31                   DECEMBER 31
                                            ----------------------                   -----------
                                        2000          1999           1998               2000
                                        ----          ----           ----               ----
                                                NIS IN THOUSANDS                  US$ IN THOUSANDS
                                               -----------------                  ----------------
      (Loss) Income before taxes
         on income                      (26,648)       (3,217)         8,094              (6,593)
                                        ========       =======        ======             =========
      Theoretical tax on the
       Above amount                      (9,593)       (1,158)         2,913              (2,373)
      Increase (decrease) in
       valuation allowance                3,812         1,130           (101)                943
      Change in prior years' accrual
      for income taxes                      400            --             --                 100
      Non-deductible
       compensation expenses              5,866            --             --               1,451
      Other permanent differences           170         1,296            128                  41
                                        --------       -------        -------             --------
                                            655         1,268          2,940                 162
                                        ========       =======        =======             ========
      Theoretical tax rates                  36%           36%            36%                 36%
                                        ========       =======        =======             ========


NOTE 11 - TRANSACTIONS WITH RELATED PARTIES

                                                                                    CONVENIENCE
                                                                                  TRANSLATION INTO
                                          ADJUSTED NEW ISRAELI SHEKELS              U.S. DOLLARS
                                          ----------------------------              -----------
                                                                                     YEAR ENDED
                                            YEAR ENDED DECEMBER 31                   DECEMBER 31
                                            ----------------------                   -----------
                                        2000          1999           1998               2000
                                        ----          ----           ----               ----
                                                NIS IN THOUSANDS                  US$ IN THOUSANDS
                                               -----------------                  ----------------
Financial income                          177             98            641                44

Expenses -
 General and administrative
  expenses                                720            747            166               178

                       STAV ELECTRICAL SYSTEMS (1994) LTD.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - SUPPLEMENTARY STATEMENT OF OPERATIONS DATA

a.   PRINCIPAL CUSTOMERS

     SALES TO FOLLOWING CUSTOMERS CONSTITUTED 10% OR MORE OF TOTAL SALES:

                                        YEAR ENDED DECEMBER 31,
                                        -----------------------
                                2000              1999             1998
                                ----              ----             ----
     Customer F                  21%               13%              19%
     Customer H                  23%               30%              24%
     Customer I                  14%               11%              12%
     Customer J                   -                 -               12%



                                                                                    CONVENIENCE
                                                                                  TRANSLATION INTO
                                          ADJUSTED NEW ISRAELI SHEKELS              U.S. DOLLARS
                                          ----------------------------              -----------
                                                                                     YEAR ENDED
                                            YEAR ENDED DECEMBER 31                   DECEMBER 31
                                            ----------------------                   -----------
                                        2000          1999           1998               2000
                                        ----          ----           ----               ----
                                                NIS IN THOUSANDS                  US$ IN THOUSANDS
                                               -----------------                  ----------------
 b.  COST OF REVENUES
     Purchase of raw materials           9,813           5,979           10,207           2,428
     Salaries, wages and benefits        6,896           5,157            4,503           1,707
     Subcontract                         2,236           2,533            3,514             553
     Other expenses                      1,502             746            1,251             372
     Depreciation                          251             206               66              62
                                        ------          ------           ------           ------
                                        20,698          14,621           19,541           5,122
                                        ======          ======           ======           ======

 c.  GENERAL AND ADMINISTRATIVE
      EXPENSES

     Including bad debt expenses            19               9               79               5
                                        ======          ======           ======           ======

 d.  FINANCIAL EXPENSES, NET
     Bank commissions                       73              96               76              18
     Interest on short-term credit         830           1,922            2,836             205
     Interest from related parties        (177)           (106)            (684)            (44)
     Interest on long-term credit          591             228               80             146
     Interest on debts to
      governments authorities              680               -                -             168
     Inflationary erosion of the
      Israeli currency                    (103)            202              283             (25)
                                        ------          ------           ------           ------
                                         1,894           2,342            2,591             468
                                        ======          ======           ======           ======

                                                                      APPENDIX A



                                SPEED - WISE LTD.
                      (FORMERLY SPEED-ON TECHNOLOGIES LTD.)

                          (A DEVELOPMENT-STAGE COMPANY)



                        CONSOLIDATED FINANCIAL STATEMENTS



                                DECEMBER 31, 2000

                                SPEED - WISE LTD.
                      (FORMERLY SPEED-ON TECHNOLOGIES LTD.)

                          (A DEVELOPMENT-STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS


                                    CONTENTS

                                                                                                          PAGE
                                                                                                          ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                    1

FINANCIAL STATEMENTS:

    CONSOLIDATED BALANCE SHEET
       as at December 31, 2000                                                                              2

    CONSOLIDATED STATEMENTS OF OPERATION
        for the year ended December 31, 2000                                                                3

    CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
        for the year ended December 31, 2000                                                                4


    NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                                                          5




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


 TO THE SHAREHOLDERS OF SPEED - WISE LTD.


We have audited the accompanying consolidated balance sheet of SPEED - WISE LTD.
("the Company") (a development- stage Company) and its subsidiary as of December
31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity for the year ended December 31, 2000, for the period of six months ended December 31, 1999 and the cumulative period from July
1, 1999 (date of commencement of operations) to December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of the Company (a development-stage company) and its subsidiary as of December 31, 2000 and 1999, and its consolidated results of operations and changes in shareholders' equity for the year ended December 31, 2000, the period of six months ended December
31, 1999 and the cumulative period from July 1, 1999 (date of commencement of operations) to December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.



BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS (ISRAEL)
A MEMBER OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
April 26,  2001.




                                SPEED - WISE LTD.
                          (A DEVELOPMENT-STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEETS


                                                                DECEMBER 31,
                                                        ------------------------
                                                          2000           1999
                                                        ---------      ---------
                                                           US$            US$
                                                        ---------      ---------
ASSETS

CURRENT ASSETS
 Cash and cash equivalents                              2,964,755       343,592
 Accounts receivable                                       50,149        17,012
 Other receivables                                         63,307          --
                                                        ---------       -------
    Total current assets                                3,078,211       360,602
                                                        ---------       -------

PROPERTY AND EQUIPMENT (Note 3)
 Cost                                                     469,877        40,937
 Less - Accumulated depreciation                           62,460         1,736
                                                        ---------       -------
                                                          407,417        39,201
                                                        ---------       -------

OTHER ASSETS (Note 4)                                      55,547         9,148
                                                        ---------       -------

                                                        3,541,175       408,953
                                                        =========       =======

 LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Short-term bank credit                                   77,810         3,598
  Accounts payables and accrued expenses (Note 8)         426,947        29,302
                                                        ---------       -------
    Total current liabilities                             504,757        32,900
                                                        ---------       -------

SHAREHOLDERS' EQUITY
 Share capital:
 Ordinary shares of NIS 0.01 par value
 (Authorized - 3,800,000 shares, issued and
  outstanding - 2,345,000 at December 31, 2000 )            5,863         3,260
 Deferred stock compensation                             (969,150)         --
 Additional paid-in capital                             7,083,517       435,740
 Deficit accumulated during the development stage      (3,083,812)      (62,947)
                                                        ---------       -------
                                                        3,036,418       376,053
                                                        ---------       -------
                                                        3,541,175       408,953
                                                        =========       =======

    The accompanying notes are an integral part of the financial statements.

                                SPEED - WISE LTD.
                          (A DEVELOPMENT-STAGE COMPANY)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                                      FOR THE PERIOD FROM
                                                                            FOR THE PERIOD OF        JULY 1, 1999 (DATE OF
                                                    FOR THE YEAR ENDED       SIX MONTHS ENDED       COMMENCEMENT OF OPERATIONS)
                                                        DECEMBER 31,           DECEMBER 31,               TO DECEMBER 31,
                                                    ------------------      -----------------       ---------------------------
                                                          2000                    1999                         2000
                                                    ------------------      -----------------       ---------------------------
                                                           US$                     US$                          US$
                                                    ------------------      -----------------       ---------------------------
Revenues                                                 44,774                       --                       44,774

Research and development costs (Note 9)                 914,168                   52,562                      966,730

General and administrative expenses (Note 9)          1,945,288                   25,191                    1,970,479

Non-cash compensation                                   138,450                      --                       138,450
                                                      ---------                ---------                    ---------

OPERATING LOSS                                        2,953,132                   77,753                    3,030,885

 Financial (expenses) income, net                       (67,733)                  14,806                      (52,927)
                                                      ---------                ---------                    ---------
LOSS FOR THE PERIOD                                   3,020,865                   62,947                    3,083,812
                                                      =========                =========                    =========

    The accompanying notes are an integral part of the financial statements.

                                SPEED - WISE LTD.
                          (A DEVELOPMENT-STAGE COMPANY)

                        CONSOLIDATED STATEMENT OF CHANGES
                             IN SHAREHOLDERS' EQUITY

                                                     NUMBER OF       SHARE        DEFERRED STOCK        ADDITIONAL
                                                      SHARES         CAPITAL      COMPENSATION       PAID-IN CAPITAL
                                                     ---------       -------      --------------     ---------------
                                                        US$            US$             US$                 US$
                                                     ---------       -------      --------------     ---------------
Balance at July 1, 1999
  (date of commencement of operations)                        --          --                 --                --

Changes in the six months from July 1, 1999 to December 31, 1999:

Issuance of shares                                     1,339,000       3,260                              435,740

Loss for the period
                                                       ---------   ---------         ----------         ---------
Balance at December 31, 1999                           1,339,000       3,260                 --           435,740

Changes during 2000:

Issuance of shares                                     1,006,100       2,603                            5,540,177

Deferred compensation related to employee stock                                      (1,107,600)        1,107,600
   option grants

Amortization of stock based compensation                                                138,450
Loss for the year
                                                       ---------   ---------         ----------         ---------
Balance at December 31, 2000                           2,345,100       5,863           (969,150)        7,083,517
                                                       =========   =========         ==========         =========


                                                      DEFICIT ACCUMULATED DURING
                                                       THE DEVELOPMENT STAGE            TOTAL
                                                      --------------------------        -----
                                                                US$                      US$
                                                      --------------------------        -----
Balance at July 1, 1999
  (date of commencement of operations)                             --                       --

Changes in the six months from July 1, 1999 to December 31, 1999:

Issuance of shares                                                                     439,000

Loss for the period                                           (62,947)                 (62,947)
                                                           ----------               ----------
Balance at December 31, 1999                                  (62,947)                 376,053

Changes during 2000:

Issuance of shares                                                                   5,542,780

Deferred compensation related to employee stock option grants

Amortization of stock based compensation                                               138,450
Loss for the year                                          (3,020,865)              (3,020,865)
                                                           ----------               ----------
Balance at December 31, 2000                               (3,083,812)               3,036,418
                                                           ==========               ==========


    The accompanying notes are an integral part of the financial statements.

                                SPEED - WISE LTD.
                          (A DEVELOPMENT STAGE COMPANY)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 -- GENERAL

SPEED - WISE LTD. (the "Company"), an Israeli company, was established in 1999. The Company is engaged in the development of technology for accelerating by Internet on the cellular market.

SPEED - WISE INC. (the "Subsidiary"),a wholly owned subsidiary of the Company, was incorporated puruant to the laws of the state of Delaware on May 16, 2000, and commenced its operations on June 6, 2000.

The Company has a limited operating history and its prospects are subject to risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet products and services.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

DEVELOPMENT-STAGE ENTERPRISE

Since planned principal operations have not yet begun to generate any revenues, the Company is a development-stage company. All pre-operating costs have been expensed as incurred.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

FINANCIAL STATEMENTS IN U.S. DOLLARS

The reporting currency of the Company is the U.S. dollar. The currency of the primary economic environment in which the operations of the Company are conducted is the dollar, and the dollar has been determined to be the Company's functional currency.

Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standard ("SFAS") No. 52. All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statement of operations as they arise.

CASH EQUIVALENTS

Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities when purchased of three months or less.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of assets, as follows:

                  Computers and software    3 years

                  Furniture and fixtures    6-7 years

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," management reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future cash flows. An impairment loss is recognized when the undiscounted future cash flows are less than the carrying value of the assets. The loss recognized will be equal to the difference between the carrying value and the fair value of the asset.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses are expensed as incurred.

DEFERRED INCOME TAXES

Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at tax rates expected to be in effect when these differences reverse.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The financial instruments of the Company consist mainly of cash and cash equivalents, current accounts receivable, accounts payable and accruals. Due to the relatively short period to maturity, the fair value of the financial instruments included in the working capital of the Company approximates their carrying amounts.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities"(amended in June 2000 by SFAS 138). SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000 (as amended by SFAS No. 137). SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each year in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction, and if it is the type of hedge transaction. The Company does not expect the adoption of SFAS No. 133 (as amended by SFAS 138) to have a material impact on its consolidated financial statements. As of December 31, 1999, the Company has no derivative instruments.

NOTE 3 -- PROPERTY AND EQUIPMENT

Consist of the following:

                                                              DECEMBER 31,
                                                         ---------------------
                                                         2000             1999
                                                         ----             ----
                                                          US$              US$
                                                         ----             ----
Cost:
  Computers and software                                385,146           35,865
  Furniture and fixtures                                 26,577            5,072
  Leaseholds improvements                                58,154
                                                        -------                -
                                                                         -------
                                                        469,877           40,937
                                                        =======           ======
Accumulated depreciation:
  Computers and software                                 58,528            1,596
  Furniture and fixtures                                  2,531              140
  Leaseholds improvements                                 1,401
                                                        -------                -
                                                                         -------
                                                         62,460            1,736
                                                         ======            =====


NOTE 4 -- OTHER ASSETS

Other assets include US$ 47,291 prepaid expenses in respect of the last six months' rental of motors vehicles, which are due for payment in 2002 and US$ 8,256 security deposit.

NOTE 5 -- COMMITMENTS AND CONTINGENT LIABILITIES

a. In November 1999, the Company signed an operational motor vehicle lease agreement, according to which the Company will from time to time lease motor vehicles for a period of 36 months, in consideration of monthly leasing fees linked to the Israeli CPI to be fixed periodically. As at the balance sheet date, the Company leased sixteen motor vehicles and undertook to pay in respect thereof monthly leasing fees of US$ 11,511.

b. In December 1999, the Company signed an operational equipment and computer system lease agreement, according to which the Company will from time to time lease computer software and equipment for the period of 24 months, in consideration of monthly leasing fees linked to the Israeli CPI to be fixed periodically. As at the balance sheet date, the Company leased one computer and undertook to pay in respect thereof monthly leasing fees of US$ 243.

c. The premises of the Company are rented under two operating lease agreements. The first agreement expires in February 2002. The second agreement expires in August 2001 and includes a two year lease extention option to extend the lease for one year periods upon prior written notice. Lease expenses for the year ended December 31, 2000 were US$ 25,000.

NOTE 6 -- SHARE CAPITAL

ISSUANCE OF SHARES

During 2000, the Company issued 1,006,100 shares to eight investors for consideration of US$ 5,534 thousand.

Through December 31, 2000, the Company has committed to grant to specific employees options to purchase 340,400 ordinary shares of the Company pursuant to their employment agreements of which 247,400 were actually granted . The exercise price of the options is $1. The options vest over four years. With respect to these options a deferred compensation is recorded and charged to earnings over the vesting period in accordance with APB 25 "Accounting for Stock Issued to Employees".


NOTE 7 -- TAXES ON INCOME

The Company is assessed under the provisions of the Israeli Income Tax Law (Inflationary Adjustments) 1985, pursuant to which results for tax purposes are measured in new Israeli shekels in real terms in accordance with changes in the Israeli consumer price index.

Income is taxable at the ordinary corporate tax rate of 36%.

DEFERRED TAXES

The main components of the Company's deferred tax assets are as follows:

                                                               DECEMBER 31,
                                                        ----------------------
                                                        2000              1999
                                                        ----              ----
                                                         US$               US$
                                                        ----              ----
Deferred tax assets:
Net operating loss carryforwards in Israel           (1,037,670)         (9,573)
Less - Valuation allowance                            1,037,670           9,573
                                                     ----------          ------
  Balance                                                  --              --
                                                     ==========          ======


Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

Since the realization of the net operating loss carryforwards is less likely than not, a valuation allowance has been established for the amounts of the related tax benefits.

TAX ASSESSMENTS
The Company has not been assessed for income tax purposes since incorporation.

NOTE 8 -- SUPPLEMENTARY BALANCE SHEET INFORMATION

ACCOUNTS PAYABLES AND ACCRUED EXPENSES

Consist of the following:

                                                                  DECEMBER 31,
                                                           -------------------------
                                                           2000                 1999
                                                           ----                 ----
                                                            US$                  US$
                                                           ----                 ----
Accounts payables                                         240,137               4,341
Payroll and related amounts                                51,770              10,978
Accrued expenses                                           57,557              13,983
Other payables                                             77,483                  --
                                                          -------              ------
                                                          426,947              29,302
                                                          =======              ======

NOTE 9 -- SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

RESEARCH AND DEVELOPMENT COSTS

                                                                                               FOR THE PERIOD FROM
                                                                  FOR THE PERIOD OF           JULY 1, 1999 (DATE OF
                                      FOR THE YEAR ENDED         SEVEN MONTHS ENDED          COMMENCEMENT OF OPERATIONS)
                                         DECEMBER 31,               DECEMBER 31,                   TO DECEMBER 31,
                                      ------------------         ------------------          ---------------------------
                                            2000                       1999                             2000
                                            ----                       ----                             ----
                                             US$                        US$                              US$
                                            ----                       ----                             ----
Salaries and related expenses              716,770                   37,030                              735,800
 Sub-contractors                            58,301                   13,543                               71,844
 Depreciation                               50,837                    1,454                               52,291
 Others                                     88,260                      535                               88,795
                                          --------                  -------                             --------
                                           914,168                   52,562                              966,730
                                          ========                  =======                             ========

GENERAL AND ADMINISTRATIVE EXPENSES

                                                                                                    FOR THE PERIOD FROM
                                                                         FOR THE PERIOD OF         JULY 1, 1999 (DATE OF
                                                FOR THE YEAR ENDED       SEVEN MONTHS ENDED     COMMENCEMENT OF OPERATIONS)
                                                   DECEMBER 31,              DECEMBER 31,              TO DECEMBER 31,
                                                ------------------       ------------------     ---------------------------
                                                      2000                     1999                        2000
                                                      ----                     ----                        ----
                                                       US$                      US$                         US$
                                                      ----                     ----                        ----
Advertising                                    (*)   116,891                    9,752                     126,643
Professional services                                243,014                    4,238                     247,252
Rent and maintenance                                 115,597                    3,080                     118,677
Vehicle maintenance                                   72,883                    2,800                      75,683
Salaries and related expenses                        848,681                       --                     848,681
Travel expenses                                      374,672                       --                     374,672
Others                                               173,550                    5,321                     178,871
                                                   ---------                  -------                   ---------
                                                   1,945,288                   25,191                   1,970,479
                                                   =========                  =======                   =========

(*)  Net of US$ 9 thousand Grants from the Government of Israel.


NOTE 10 -- SUBSEQUENT EVENTS

Subsequent to the balance sheet date the Company issued 178,126 of NIS 0.01 shares for consideration of US$ 2,000 thousand.

ITEM 19. FINANCIAL STATEMENT AND EXHIBITS.

     (a) Financial Statements.

CONSOLIDATED FINANCIAL STATEMENTS

                                                                                 PAGE
                                                                                 ----
MARNETICS BROADBAND TECHNOLOGIES LTD

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                          F-2

     CONSOLIDATED BALANCE SHEETS
      as at December 31, 2000 and 1999                                            F-3

     CONSOLIDATED STATEMENTS OF OPERATIONS
      for the years ended December 31, 2000 and 1999
      for the period of seven months ended December 31, 1998
      and for the cumulative period from June 1,
      1998 to December 31, 2000                                                   F-4

     STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
      for the years ended December 31, 2000 and 1999
      for the period of seven months ended December 31, 1998
      and for the cumulative period from June 1,
      1998 to December 31, 2000                                                   F-5

     CONSOLIDATED STATEMENTS OF CASH FLOWS
      for the years ended December 31, 2000 and 1999
      for the period of seven months ended December 31, 1998
      and for the cumulative period from June 1,
      1998 to December 31, 2000                                                   F-6

     NOTES TO THE FINANCIAL STATEMENTS                                            F-8


STAV ELECTRICAL SYSTEMS (1994) LTD. (PREVIOUS REGISTRANT)

     CONSOLIDATED BALANCE SHEETS                                                 F-19
      as at December 31, 2000 and 1999

     CONSOLIDATED STATEMENTS OF OPERATIONS                                       F-20
      for the years ended December 31,2000, 1999 and 1998

     CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY                              F-21
      for the years ended December 31,2000, 1999 and 1998

     CONSOLIDATED STATEMENTS OF CASH FLOWS                                       F-22
      for the years ended December 31,2000, 1999 and 1998

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                                  F-24

APPENDIX A - CONSOLIDATED FINANCIAL STATEMENTS OF SPEED-WISE
TECHNOLOGIES LTD.


     (b) Exhibits.

     3.1 Memorandum of Association of the Registrant (filed as Exhibit 3.1 to Form F-1 Registration Statement No. 333-8800 and by this reference incorporated herein).

     3.2   Amended and Restated Articles of Associations of the Registrant.

     4.1   2001 Share Option Plan

     10.1  Form of Officers' and Directors' Indemnification Agreement (filed as
           Exhibit 10.3 to Form F-1 Registration Statement No. 333-8800 and by this reference incorporated herein).

     10.2  Loan Agreement between Bank Hapoalim and the Registrant (filed as
           Exhibit 10.4 to Form F-1 Registration Statement No. 333-8800 and by this reference incorporated herein).

     10.3  Promissory Note issued by Dov Strikovsky to the Company (filed as
           Exhibit 10.5 to Form F-1 Registration Statement No. 333-8800 and by this reference incorporated herein).

     10.4 Share Exchange Agreement among Marnetics Ltd., its Shareholders and the Registrant dated as of May 31, 2000, as amended (filed as Exhibit
           10.6 to Form 20-F for the year-ended December 31, 2000 and by this reference incorporated herein).

     10.5 Software License Agreement by and between Marnetics Ltd. and Speedwise Technologies, Ltd. dated as of April 17, 2001.

     10.6 Indemnification Agreement between Dov Strikovsky, the Company and the former shareholders of Marnetics Ltd. dated as of June 30, 2001.

     10.7  Request for Proposals.

     10.8 Asset Purchase Agreement between the Company and Idan Millennium Investments and Assets dated as of June 10, 2001.

     10.9 Agreements to the Assignment of Debt by and among the Company, Bank Hapoalim Ltd. and Shlavor Systems Ltd. dated as of May 9, 2001.

     10.10 OEM Agreement by and between Marnetics Ltd. and Speedwise Technologies Ltd. dated as of July 8, 2001.

                                   SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                       MARNETICS BROADBAND TECHNOLOGIES LTD.



                                       By: /S/ JACOB BEN-GUR
                                           ------------------------------------
                                           Jacob Ben-Gur, Chairman



                                       By: /S/ MENACHEM REINSCHMIDT
                                           ------------------------------------
                                           Menachem Reinschmidt, President


Date: July 12, 2001

                                  EXHIBIT INDEX

Exhibit
NO.       DESCRIPTION
-------   -----------
3.1 Memorandum of Association of the Registrant (filed as Exhibit 3.1 to Form F-1 Registration Statement No. 333-8800 and by this reference incorporated herein).

3.2       Amended and Restated Articles of Associations of the Registrant.

4.1       2001 Share Option Plan

10.1      Form of Officers' and Directors' Indemnification Agreement (filed as
          Exhibit 10.3 to Form F-1 Registration Statement No. 333-8800 and by this reference incorporated herein).

10.2      Loan Agreement between Bank Hapoalim and the Registrant (filed as
          Exhibit 10.4 to Form F-1 Registration Statement No. 333-8800 and by this reference incorporated herein).

10.3      Promissory Note issued by Dov Strikovsky to the Company (filed as
          Exhibit 10.5 to Form F-1 Registration Statement No. 333-8800 and by this reference incorporated herein).

10.4 Share Exchange Agreement among Marnetics Ltd., its Shareholders and the Registrant dated as of May 31, 2000, as amended (filed as Exhibit
          10.6 to Form 20-F for the year-ended December 31, 2000 and by this reference incorporated herein).

10.5 Software License Agreement by and between Marnetics Ltd. and Speedwise Technologies, Ltd. dated as of April 17, 2001.

10.6 Indemnification Agreement between Dov Strikovsky, the Company and the former shareholders of Marnetics Ltd. dated as of June 30, 2001.

10.7      Request for Proposals.

10.8 Asset Purchase Agreement between the Company and Idan Millennium Investments and Assets dated as of June 10, 2001.

10.9 Agreements to the Assignment of Debt by and among the Company, Bank Hapoalim Ltd. and Shlavor Systems Ltd. dated as of May 9, 2001.

10.10 OEM Agreement by and between Marnetics Ltd. and Speedwise Technologies, Ltd. dated as of July 8, 2001.