Form 20-F
period 2001-12-31
MARNETICS BROADBAND TECHNOLOGIES LTD
filed 2002-07-15
CIK 1062447

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

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001.

OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

                        Commission file number 000-29736

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
             ------------------------------------------------------
             (Exact Name of Registrant as specified in its charter)

                                 Not applicable
                 ----------------------------------------------
                 (Translation of Registrant's name into English

                                     ISRAEL
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

                               10 HAYEZIRA STREET
                              RA'ANANA 43000 ISRAEL
                    ----------------------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

           Title of each                            Name of each exchange
               Class                                 on which registered
           -------------                            ---------------------
                                      None

Securities registered to or to be registered pursuant to Section 12(g) of the Act.

                ORDINARY SHARES, NOMINAL VALUE NIS 0.08 PER SHARE
                -------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      NONE
                                ----------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

AS OF DECEMBER 31, 2001, 7,362,390 OF THE REGISTRANT'S ORDINARY SHARES, PAR VALUE NIS 0.08 PER SHARE, WERE ISSUED AND OUTSTANDING.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes     X         No
    ---------        ---------

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17           Item 18  X
        ---               ---

                                TABLE OF CONTENTS

PART I                                                                 PAGE

Item 1:  Identity of Directors, Senior Management and Advisers..  Not Applicable
Item 2:  Offer Statistics and Expected Timetable................  Not Applicable
Item 3:  Key Information........................................         3
Item 4:  Information on the Company.............................        11
Item 5:  Operating and Financial Review and Prospects...........        19
Item 6:  Directors, Senior Management and Employees.............        25
Item 7:  Major Shareholders and Related Party Transactions......        33
Item 8:  Financial Information..................................        37
Item 9:  The Offer and Listing..................................        38
Item 10: Additional Information.................................        39
Item 11: Quantitative and Qualitative Disclosures about
                  Market Risk...................................         44
Item 12: Description of Securities Other than Equity Securities.  Not Applicable

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies........  Not Applicable
Item 14: Material Modifications to the Rights of Security
                  Holders and Use of Proceeds...................  Not Applicable
Item 15: [Reserved].............................................        45
Item 16: [Reserved].............................................        45

PART III

Item 17: Financial Statements..................................   Not Applicable
Item 18: Financial Statements..................................         45
Item 19: Exhibits..............................................         45

                  Reference herein to the (1) "COMPANY", is to Marnetics Broadband Technologies Ltd., which may be referred to as "WE," "US" OR "OUR" and unless context indicates otherwise, includes its wholly-owned subsidiary, Marnetics, Ltd. and Marnetics Ltd.'s wholly-owned subsidiary Marnetics, Inc., and (2) referenced herein to "MARNETICS" unless context indicates otherwise, refers to Marnetics Ltd. and Marnetics Ltd.'s wholly- owned subsidiary Marnetics, Inc..

                  BITmax(TM), Prospera(TM), Prospera Megalink(TM), and Prospera Expert(TM), are trademarks of the Company. This annual report also contains trademarks of other companies.

                    NOTE REGARDING FORWARD-LOOKING STATEMENTS

                  Our disclosure and analysis in this report contains statements relating to results including certain projections and business trends that are considered "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to the risks detailed under "Item 3:
Key Information -Risk Factors". Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to, changes in economic conditions and competitive pressures within the Company's markets, as well as other risks and uncertainties detailed from time to time in the filings of the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent estimates only as of the date this annual report was first filed with the Securities Exchange Commission and should not be relied upon as representing the Company's estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligations to do so, even if its estimates change.

                                     PART I

ITEM 1.           IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

                  Not Applicable.

ITEM 2.           OFFER STATISTICS AND EXPECTED TIMETABLE

                  Not Applicable.

ITEM 3.           KEY INFORMATION.

        A.        SELECTED FINANCIAL DATA

                  The following selected summary of financial information was derived from our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Effective December 31, 2000, Marnetics Ltd. was acquired by the Company (formerly named Stav Electrical Systems (1994) Ltd.) in exchange for which the Company issued to the shareholders and option holders of Marnetics Ltd. shares and options in the Company representing approximately 75% of its outstanding shares, on a fully diluted basis. The acquisition of Marnetics Ltd. by the Company was accounted for as a reverse acquisition. Marnetics Ltd. was determined to be the "accounting acquirer" in the transaction since the former shareholders and option holders of Marnetics Ltd., as a group, received the largest ownership interest in the Company. As a result, the historical financial statements of the Company prior to December 31, 2000 were replaced with the historical financial statements of Marnetics. The statement of operations for 2001 includes the operations of the Company and of Marnetics. The statements of operations for 2000, and 1999 include only the results of operations of Marnetics. The December 31, 2001 and December 31, 2000 balance sheet includes the consolidated accounts of the Company and Marnetics.

                    The selected summary data should be read in conjunction with
ITEM 5: "OPERATING AND FINANCIAL REVIEW AND PROSPECTS", and as qualified in their entirety by our Consolidated Financial Statements and Related Notes, and
ITEM 18 - FINANCIAL STATEMENTS, including General - Note 1b, presented in United States dollars in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), and audited and prepared by Brightman Almagor & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu, independent public accountants in Israel, 1 Azrieli Center, Tel Aviv 67201, Israel.

                                                                                                     CUMULATIVE FROM
                                                                                                       JUNE 1, 1998
                                                        YEAR ENDED                  YEAR ENDED             TO
                                                       DECEMBER 31,                DECEMBER 31,      DECEMBER 31, (1)
                                              -----------------------------        ------------      ----------------
                                                 2001               2000               1999               2001
                                              ----------         ----------        ------------      ----------------
                                                                       US$ IN THOUSANDS
Research and development costs                       812                252                 33              1,228
Sales and marketing expenses, net                    310                142                 --                452
General and administrative expenses                1,128                722                 44              2,075
Provision of legal claims                            750                 --                 --                750
Impairment of goodwill                             9,309                 --                 --              9,309
Loss allowance on loan to related
   party                                           1,228                 --                 --              1,228
Non-cash compensation expenses                       805              2,408                 --              3,213
                                              ----------         ----------         ----------         ----------

OPERATING LOSS                                   (14,342)            (3,524)               (77)           (18,255)

Financial income, net                                175                167                  9                359
Loss on sale of property and equipment                --                 --                (28)               (28)
Share in losses of affiliate                          --               (639)               (21)              (660)
                                              ----------         ----------         ----------         ----------

LOSS FROM CONTINUING OPERATIONS                  (14,167)            (3,996)              (117)           (18,584)

DISCONTINUED OPERATIONS:
Loss from operations of
electrical  division                                (450)                --                 --               (450)
Loss on sale of electrical division               (2,278)                --                 --             (2,278)
                                              ----------         ----------         ----------         ----------

LOSS FOR THE PERIOD                              (16,895)            (3,996)              (117)           (21,312)
                                              ==========         ==========         ==========         ==========

PER SHARE DATA Basic and diluted:
LOSS PER SHARE FROM CONTINUING
OPERATIONS                                    $    (2.11)        $    (4.15)        $    (0.20)
                                              ----------         ----------         ----------
LOSS FROM DISCONTINUED OPERATIONS             $    (0.40)        $       --         $       --
                                              ----------         ----------         ----------

NET LOSS                                      $    (2.51)        $    (4.15)        $    (0.20)
                                              ==========         ==========         ==========
SHARES USED IN COMPUTING LOSS PER
ORDINARY SHARE
Basic and diluted                              6,725,685            962,553            575,234
                                              ==========         ==========         ==========

                                                              AT DECEMBER 31,
                                              ------------------------------------------------
BALANCE SHEET DATA                                2001              2000               1999
                                              ----------         ----------         ----------
Working capital ......................             1,596              4,925                282
Total assets .........................             3,507             25,376                418
Short term credits and current
maturities of long-term debt .........                50              3,337                 --
Long-term debt .......................                --                213                 --
Shareholders' equity .................             2,437             18,527                408

-------------------
(1) Marnetics Ltd. was established and commenced its operations in June 1998


        B.        Not Applicable

        C.        Not Applicable

        D.        RISK FACTORS

                  The Company's operations during 2001 consisted of two lines of business: (1) core business of developing and marketing broadband Internet fortification solutions which shifted to the development and marketing of network capacity enhancement and network information analysis solutions for IP networks (the "NETWORK BUSINESS"), which is handled through our wholly-owned subsidiary, Marnetics Ltd., and (2) historical business of electrical and lighting contracting and engineering business (the "ELECTRICAL BUSINESS"), which was sold during 2001. See "ITEM 8B - SIGNIFICANT CHANGES."

                  RISKS RELATING TO NETWORK BUSINESS

                  TECHNOLOGICAL FACTORS; UNCERTAINTY OF PRODUCT DEVELOPMENT

                  Despite the fact that the Company is in the initial steps of commercializing its products, no assurances can be given that our investment in research and development will be translated into marketable products. There can be no assurance that any of our products in development will satisfactorily perform all of the functions for which they have been designed or that they will be reliable or durable in extensive applications. Such efforts remain subject to all of the risks inherent in development of new products, including unanticipated delays, expenses and technical problems or difficulties, as well as the possible insufficiency of funds to implement efforts, which could result in abandonment or substantial change in product development. Our success will depend upon our products meeting targeted cost and performance objectives and the timely introduction of products into the marketplace. In order to obtain a strong market position, we must continue to allocate substantial resources to research and development and there is no guarantee that we will have the necessary funds to be able to keep pace with the rate of technological change.

                  INTELLECTUAL PROPERTY RIGHTS

                  Our success is substantially dependent upon our proprietary software technology. We do not yet hold any patents related to our software technology and currently rely or, in the future, expect to rely on a combination of contractual rights, copyrights, trademarks, and non-disclosure agreements with our employees, suppliers, distributors and customers. Marnetics submitted patent applications on December 13, 2000 (US Patent Application No. 09/734,921), for a method of data transfer acceleration in a TCP network environment, which is the core engine in BITmax(TM), and on December 20, 2001 (US Patent Application No. 10/022,912), for a method for enhancing physical bandwidth capacity in packet-switched network (Discrete State Driven Queuing ("DSDQ") technology), which is the core technology to the Prospera(TM) family of products. The patent applications are still pending. We intend to file additional patent applications in Israel and the United States for new technologies currently under development. The methods used and proposed for the protection of our intellectual property rights, however, may not afford complete protection and there can be no assurance that third parties will not independently develop such know-how or obtain access to our know-how, ideas, concepts and documentation. Although we believe that our products have been developed independently and do not infringe on the proprietary rights of others, there can be no assurances that the technology does not and will not so infringe or that third parties will not assert infringement claims against us in the future.

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

                  RISKS ASSOCIATED WITH MERGER AND ACQUISITION STRATEGY

                  General. As part of its operating history and growth merger and acquisition strategy, the Company seeks to merge with or acquire other businesses. The Company continually seeks merger and acquisition candidates in selected and, if possible, synergetic markets and from time to time engages in exploratory discussions with potential merger and acquisition candidates. There can be no assurance, however, that the Company will be able to identify and merge with or acquire targeted businesses or obtain financing for such mergers or acquisitions on satisfactory terms. Furthermore, there can be no assurance that competition for merger and acquisition candidates will not escalate, thereby increasing the costs of making mergers and acquisitions or making suitable mergers and acquisitions unattainable.

                  Limited Knowledge and Operating History. Notwithstanding its own due diligence investigation, management may have limited knowledge about the specific operating history, trends and customers of businesses merged with or acquired in future acquisitions. Consequently, no assurance can be given that the Company will be able to make future mergers and acquisitions at favorable prices, that merged with or acquired lines of business will perform as well as they had performed historically or that the Company will have sufficient information to analyze accurately the markets in which it elects to merge with or make acquisitions. Furthermore, additions by the Company of new products present certain risks and uncertainties resulting from the Company's relative unfamiliarity with these new products, the market for such new products, and the financial and operating controls required to manage such new product offerings. There can be no assurance that the Company will be successful in marketing these or other additions to its product offering or that its existing customers will accept such additions to the products currently purchased from the Company.

                  Integration. The process of integrating future merged with or acquired businesses into the Company's operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management attention. Although the Company will endeavor to integrate and assimilate the operations of merged or acquired lines of business in an effective and timely manner, no assurance can be given that the Company will be successful in such integration attempts or that the Company will be able to hire, train, retain and assimilate individuals employed at the merged or acquired businesses. Further, no assurance can be given that the Company will successfully integrate its recent acquisitions or any other future merged or acquired businesses into the Company's purchasing, marketing and management information systems, or that the Company's management and financial controls, personnel, computer systems and other corporate support systems will be adequate to manage the increase in the size and scope of the Company's operations and merger and acquisition activity. Integration of mergers or acquisitions is often a complex process which may entail material, non-recurring expenditures, including facility closing costs, warehouse assimilation expenses, asset write-downs and severance payments.

                  Significant Future Charges to Earnings. Future merger and acquisitions may involve the recording of a significant amount of intangible assets, particularly goodwill, on the Company's balance sheet, which will be amortized over varying periods of time.

                  LIMITED RELEVANT OPERATING HISTORY OF MARNETICS

                  Marnetics, which is the operating entity for the Network Business, has been in operation since June 1998. Accordingly, the Marnetics Subsidiary has a limited relevant operating history upon which an evaluation of the Marnetics Subsidiary's performance and prospects can be made. The Marnetics Subsidiary is subject to all of the risks, expenses, delays, problems, and difficulties typically encountered in the establishment of a new business, especially a development stage company

                   Marnetics is in the initial commercialization stage. In early 2001, the global telecommunications markets experienced a major decline. As a result of the downturn, the deployment of broadband Internet access slowed dramatically, putting in jeopardy Marnetics Ltd.'s business plan, which primarily targeted the broadband market. As a result thereof, Marnetics Ltd. shifted its technological focus and is developing products, the Prospera(TM) family of products, that intend to provide network capacity enhancement solutions for a bottleneck that may occur when Local Area Network ("LAN") access meets the congested Wide Area Network ("WAN") (the WAN Access Link) as well as network traffic analysis and capacity planning.

                  MARKET FOR THE TECHNOLOGY

                  The market for network capacity enhancement solutions is in an early stage of development and its success is not guaranteed. Therefore, we cannot accurately assess the size of the market, the products needed to address the market, the optimal distribution strategy, or the competitive environment that will develop. In order for us to be successful, our potential customers must recognize the value of our new approach to network management solutions, and decide to invest in the management of their networks and the performance of mission critical applications. The growth of the network management solutions market also depends upon a number of factors, including the availability of inexpensive bandwidth, especially international links, and the growth in complexity of WAN, and the CapEx budgets of enterprises.

                  COMPETITION; PRICING; TECHNOLOGICAL OBSOLESCENCE

                  Our products may compete directly with, or be rendered obsolete, by products developed and marketed by numerous well-established companies in the communications and networks industries, including traffic management developers, network optimization solution developers and system integrators. Many of these competitors have substantially greater financial, technical, personnel and other resources than the Company and have established reputations for success in the development, licensing, and sale of their products and technology. Certain of these competitors are industry leaders with the financial resources necessary to enable them to withstand substantial price competition or downturns in the market. Thus, our products may come under competitive pressure in terms of feasibility and price with a negative impact on future performance. The Company forecasts that the prices of bandwidth will not go down lower substantially, but if the prices were in actuality to go lower substantially, this would have a negative impact upon the products of Marnetics Ltd. There are also numerous other companies that have developed or may be expected to develop technologies or products that may be functionally similar to some or all of those being developed by us. There can be no assurance that other companies with greater financial resources and expertise do not have or are not currently developing functionally equivalent or superior products, or that functionally equivalent or superior products will not become available in the near future. In addition, the markets for our technology, products and proposed products are characterized by rapid changes and evolving industry standards, often resulting in product obsolescence or shortened product life span. Accordingly, our ability to compete will be dependent upon our ability continually to enhance and improve our future products and technologies, and to complete development of new products. There can be no assurance that we will be able to compete successfully, that our competitors or future competitors will not develop technologies or products that will render our products and technology obsolete or less marketable, or that the Company will be able to successfully enhance or satisfactorily adapt our existing technology or develop new products.

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

                  Our products may require a sophisticated marketing and sales effort targeted at several levels within a prospective customer's organization. We have recently expanded our marketing and sales staff and plan to further increase our staff, including sales, technical and customer support personnel. Competition for qualified sales personnel is intense and we may not be able to hire sufficient and skilled sales personnel to support our sales and marketing efforts.

                  As the Company grows, we will need to increase our staff to support new customers, as well as our continued research and development operations. The installation of network traffic management solutions, the integration of these solutions into existing networks and ongoing support can be complex. Accordingly, the Company needs highly trained technical and customer support personnel. Hiring technical and customer support personnel is very competitive in this industry, due to the limited number of people available with the necessary technical skills and understanding of our products. This is particularly true in Israel, where competition for such personnel is intense. Our success depends upon our ability to attract, train and retain highly qualified technical and customer support personnel.

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

                  LIMITED MARKETING CAPABILITIES; DEPENDENCE ON THIRD PARTY MARKETING ARRANGEMENTS

                  The Company through Marnetics Ltd. has commenced marketing activities relating to product commercialization and has limited marketing experience and limited financial, personnel and other resources to undertake extensive marketing activities independently. Accordingly, we will rely on arrangements with third parties for the marketing and distribution of our products, including arrangements with distributors. There can be no assurance that we or any third parties will be able to market our products successfully or that their efforts will result in any significant revenue. The Company could also be dependent upon such dealers and distributors and other third parties to provide installation and support services. To the extent that such third parties provide inadequate services and support, over which we will not have direct control, our reputation and our ability to continue to sell additional products through such distributors or dealers would be adversely affected. While we believe that any independent distributors or other strategic partners with which it enters into such arrangements will have an economic motivation to sell our products, the time and resources devoted to these activities generally will be contributed and controlled by such entities and not by us. A decline in the financial prospects of particular distributors or other strategic partners or of any of their customers, could have an adverse effect on the Company. Moreover, joint ventures or similar arrangements may require financial or other commitments by us. There can be no assurance that we will be able, for financial or other reasons, to continue to finalize any additional third party distribution, marketing, or joint venture arrangements or such arrangements, if finalized, will result in the successful commercialization of any of our products.

                  RELIANCE ON INTERNATIONAL SALES

                  The Company anticipates having sales in Israel and in international markets, but there can be no assurance that we will be able to do so or that such international markets will be viable. To the extent we are able to expand successfully, it will become increasingly subject to the risks associated with international sales, including economic and political instability, shipping delays, customs duties, export quotas, and other trade restrictions, any of which could have a significant impact on our ability to deliver products on a competitive and timely basis and exacerbate the risks inherent in our business. In addition, we may encounter significant difficulties in connection with the sales of our products in international markets, future imposition of, or significant increases in, the level of custom duties, export quotas, or other trade restrictions that may have an adverse effect on us.

                  CURRENCY EXCHANGE RISKS ASSOCIATED WITH INTERNATIONAL SALES

                  It is anticipated that most of our revenues will be derived in United States dollars, while a significant portion of our expenses are currently incurred in NIS. Therefore, the Company may be adversely affected by fluctuations in currency exchange rates. We have not engaged in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. Even if we were to determine that it was in our best interests to enter into any such hedging transactions in the future, there can be no assurance that we will be able to do so or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. In addition, the imposition of exchange or price controls or other restrictions on the conversion of foreign currencies into NIS may have a material adverse effect on our results of operations.

                  POTENTIAL PRODUCT LIABILITY; WARRANTY EXPENSE

                  Despite the fact that the company performs on routine basis tests of its products, new products may contain errors after commencement of commercial shipment. Additionally, the company's products, in order to perform, depend upon certain third party hardware and software, which may contain errors and defects that could reduce the performance of the company's products. As a result, the Company may be exposed to potential product liability claims, experience future material warranty expense, by our customers, distributors and users of our products.

                   DEPENDENCE ON KEY PERSONNEL

                  The success of the Company will be largely dependent on the abilities and continued personal efforts of Marnetics Ltd.'s senior management, particularly those of Menachem Reinschmidt, Founder of Marnetics Ltd. and CEO of the Company, David Sheetrit, Chief Operating Officer, Ilan Hadar, Chief Financial Officer, and Hanoch Newman, Vice President of Research and Development. Although some of the officers have entered into employment/consulting agreements with the Company, these employment/consulting agreements are terminable on relatively short notice. The loss of the services of these key personnel would have a material effect on our ability to manage the on-going operations, and to develop or commercialize our products and technologies.

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

                  CONTROL BY PRINCIPAL SHAREHOLDERS

                  As of June 30, 2002, our Executive Officers and Directors and principal shareholders beneficially own an aggregate of 68.6% of the Company's Ordinary Shares on a fully diluted basis (based on vested option, not taking into account unallocated options and options granted but not vested). Such Shareholders, if voting together, would likely have sufficient voting power to elect a majority of the Board of Directors, exercise control of the business, policies and affairs of the Company and, in general, determine the outcome of any corporate transaction or other matter submitted to Shareholders for approval such as: (i) any amendment to the Company's Articles of Association, (ii) any merger, consolidation, sale of all or substantially all of the assets of the Company and (iii) any privatization transaction, and in general prevent or cause a change in control of the Company, all of which may adversely affect the Company and its Shareholders. In addition, certain shareholders have the right to appoint members of the Board of Directors. Although certain shareholders are contractually obligated to vote for certain director nominees, there is no joint ownership of the shares held by such shareholders under Israeli law and such shareholders do not constitute a "controlling group" under Israel corporate and securities laws. See "ITEM 6A - DIRECTORS AND SENIOR MANAGEMENT" and "ITEM 7-MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS."

                  RISKS RELATING TO COLLECTION OF DEBT BY THE COMPANY

                  Effective March 31, 2001, the Company sold to Idan Millenium Investments and Assets Ltd. ("IDAN"), a company under the control of Dov Strikovsky, a major shareholder and former CEO of the Company, all the fixed assets, inventories, goodwill and other assets and liabilities related to the electrical operations for a consideration of $597,000. The Company, considering the collectibility probability, decided to establish an allowance on the amount not yet collected. There can be no assurance that the Company will collect the consideration owed to it from the sale.

                  At December 31, 2001 a loan, linked to the Israeli CPI and bore interest of 2% per annum and is repayable in eight annual installments each comprised of 1/8 of the principal and the accrued interest thereon commencing December 31, 2001, was granted, during the year 1998, to a major shareholder and former director and officer, Mr. Strikovsky. The Company reassessed the collectibility of the loan, in the amount of $1,228,000 in accordance with provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan", and resolved, considering the probability of its collectibility, to establish a loan loss allowance for the entire amount. Income from impaired loan will be recorded using the cash method. There can be no assurance that the Company will collect the consideration owed to it from the loan.

                  During the year 2001, the Company entered into an agreement with Bank Hapoalim Ltd in respect to the Company's short-term credit borrowed from the Bank in the amount of $3,127,000. In accordance with the Bank agreement, the Bank has agreed to release the Company from its obligation and to cancel the floating charge and liens registered in favor of the Bank on properties of the Company provided that, the Company shall pay $954,000 to the Bank on account of the Debt and in addition the Company shall have assigned to the Bank all its rights with respect to the debt of the municipality of Hod Hasharon to the Company in the amount of $2,173,000. The Company paid the $954,000 and made the assignment in the aforesaid amount. In addition, the Company has provided the bank with a guarantee of up to $716,000, which decreases in the ratio of NIS 1:2 paid on account of the outstanding debt of Hod Hasharon. See "ITEM 8A - LEGAL PROCEEDINGS".

                  Failure to collect the total amounts, or part of it, from Idan Millenium Investments and Assets Ltd, Mr. Dov Strikovsky and the municipality of Hod Hasharon could have a negative impact on the company future cash flow and liquidity.

                  RISKS RELATING TO MARNETICS' LOCATION IN ISRAEL

                  Risk of Political Instability. Our principal offices and the research and development facilities of the Company are located in Israel and, thus, are directly affected by economic, political and military conditions in Israel. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and various Arab countries. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by the Arab countries since Israel's establishment. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority and various declarations have been signed in connection with efforts to resolve some of the aforementioned problems, no prediction can be made as to whether a full resolution of these problems will be achieved or as to the nature of any such resolution. Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians, which has resulted in increased violence. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Ongoing violence between Israel and Palestinians may have a material adverse effect on our business, financial conditions and results of operations.

                  History of Inflation. In the early to mid-1980s, Israel's economy was subject to a period of very high inflation. However, inflation was significantly reduced by the late 1980s due primarily to government intervention. The annual rate of inflation in Israel was 7.0% for 1997, 8.6% for 1998, 1.3% for 1999, 0% for 2000, 1.4 % for 2001, and from January 2002 to May
2002 was 4.9%. The dollar "carrying value" of certain assets and liabilities of the Company, which are denominated or payable in NIS, are influenced by the rate of inflation in Israel compared with that of the United States and prevailing NIS/dollar exchange rates. Increases in inflation in Israel could have an adverse impact on our results of operations if the rate of inflation increases without a corresponding devaluation of the NIS against the dollar.

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

ITEM 4.           INFORMATION ON THE COMPANY

        A.        HISTORY AND DEVELOPMENT OF THE COMPANY

                  The Company was formed in 1994 as Stav Electrical Systems
(1994) Ltd., a State of Israel corporation. From 1994 through 2000, the Company was an electrical and lighting contracting and engineering firm engaged in the installation and maintenance of infrastructure works located in the State of Israel.

                  During December 1998, the Company consummated an initial public offering pursuant to which the Company sold 800,000 ordinary shares (including 100,000 ordinary shares sold by Mr. Dov Strikovsky, a former director and officer of the Company) for net proceeds of approximately $3.6 million.

                  On June 1, 2000 a share exchange agreement was signed between the Company and Marnetics. The agreement was consummated after final approval of the Company's shareholders on December 20, 2000, whereby the Company completed a combination transaction with Marnetics whereby the Company changed its name to Marnetics Broadband Technologies Ltd. The Company acquired all of the outstanding share capital of Marnetics, an Israeli company formed in 1998, and Marnetics' shareholders received Ordinary Shares and options representing approximately 75% of the Company's outstanding Ordinary Shares and options on a fully-diluted basis. Marnetics became a wholly owned subsidiary of Marnetics Broadband Technologies Ltd. as a result of this transaction. The Company issued 4,993,048 Ordinary Shares and 1,761,236 options (including 308,300 newly unvested options to employees of Marnetics) in connection with the transaction, and decided to reserve for the Employee Stock Option Plan 1,000,000 options. As a result of this transaction, the Company changed its focus from electrical contracting to the development and marketing of broadband Internet fortification solutions, designed to enhance performance and infrastructure utilization in the broadband Internet environment. In June 2001, due to changes in the broadband Internet market, the Company subsequently changed its technological focus as described in subsection B below.

                  In February 2000, Marnetics issued 130,719 ordinary shares of NIS 0.01 par value to ECI Telecom Ltd. for $ 2,000,000. In October 2000 Marnetics reached an agreement with a group of new investors (the "Investors"). In accordance with the agreement, the Company issued to the Investors 221,200 ordinary shares in consideration of $5,076,000.

                  During December 2001, the Company nominated Mr. Menachem Reinschmidt to the position of CEO of the Company.

                  Our principal executive offices are located at 10 Hayezira St., Ra'anana 43000 Israel, and our telephone number is 972-9-761-6868.

        B.        BUSINESS OVERVIEW

                  The Company's operations during 2001 consisted of two lines of business: (1) core business of developing and marketing broadband Internet fortification solutions which shifted to the development and marketing of network capacity enhancement and network information analysis solutions for IP networks (the "NETWORK BUSINESS"), which is handled through our wholly-owned subsidiary, Marnetics Ltd., and (2) historical business of electrical and lighting contracting and engineering business (the "ELECTRICAL BUSINESS"), which was sold during 2001. See "ITEM 8B - SIGNIFICANT CHANGES."

                  As of April 1, 2001, the Company through Marnetics is engaged only in the Network Business.

         NETWORK BUSINESS

                  GENERAL

                  The Company's operating subsidiary, Marnetics Ltd., is in the stage of commercialization of its products developed in the year 2001 until today. In early 2001, the global telecommunications markets experienced a major decline. As a result of the downturn, the deployment of broadband Internet access slowed dramatically, putting in jeopardy Marnetics' business plan, which primarily targeted the broadband market. As a result thereof, Marnetics Ltd. shifted its focus and developed a platform of products which it called the Prospera(TM) family of products, which are intended to provide network capacity enhancement and analysis solutions for bottlenecks that may occur especially when local area networks ("LAN") meet the congested wide area network (WAN) (the WAN Access Link), thereby decreasing the usability and productivity of revenue generating mission critical applications.

                  INDUSTRY BACKGROUND AND MARKET OPPORTUNITY

                  Current priorities in networks management are focusing on better utilization of existing infrastructure, improvement in performance and providing value-added service that can generate revenues or reduce costs. The Company's objective is to utilize its existing technology and integrate it into a platform of solutions that addresses these current market priorities.

                  Enterprises expect mission-critical applications to run quickly and reliably, with predefined performance. Many applications running simultaneously can often cause congestion within the network, leading to variations in network availability that range from slow performance to denial of service. In such instances enterprises require that revenue generating mission-critical applications be allowed to function without delays created by less significant traffic and bandwidth-hogging Internet applications such as heavy downloads, music files, streaming media, and other non-critical applications.

                  The advent of the Internet and the explosive growth of time-sensitive and revenue generating mission-critical applications such as ERP, CRM, Databases, etc., as well as Intranets, Extranets and the Web, are creating intense strain on IP networks. This is particularly prevalent at the interface links between the very fast 100Mbps-1Gbps Ethernet LAN and the much slower channels of frame relay, ATM, leased lines and VPN's of the WAN (usually holds a bandwidth of up to 2Mbps).

                  Heavily congested networks cause a deterioration in the end-user experience, with peak traffic conditions and the unbalanced use of resources creating a snowball effect, resulting in compromised mission-critical application availability and causing events such as insufficient response time, server slowdown, bottlenecks and poor overall network performance.

                  Whilst the network and bandwidth management mechanism are of importance, it should be recognized that a network's architecture is designed to serve applications and users and not to deal with bandwidth-hungry applications, peak-time congestion packet losses or other adverse symptoms created by the unbalanced use of its resources.

                  When considering the problem of how to improve mission-critical application performance it is necessary to concentrate on network congestion and those resources that have the greatest impact on the network when under intense strain or failure. The busy interface between the WAN and LAN affects network capacity, performance and availability more than any other point on the network, as it is through this point that those bandwidth-hungry, non-critical applications impact network resources. At this interface, there are typically frequent congestion and capacity problems, as heavy downloads and surfing congest routers, saturate links, exhaust buffers and flood servers - compromising both the health and availability of the network and those applications running over it.

                  To adequately address this, the objective of any solution should not be just to improve the overall performance of the network, but to fortify and accelerate those mission critical applications that require precedence over resource-consuming applications while maintaining acceptable economical cost effective ratios.

                  EXISTING ALTERNATIVE SOLUTIONS

                  Because of the congested WAN access links, enterprises tend to add infrastructure until over-provisioning the network. This requires expensive upgrades to LAN and WAN infrastructure and associated network equipment. Moreover, incremental increases in infrastructure only temporarily alleviate network congestion, leaving the following problems unresolved: over-provisioning results in under-utilization of the network during non-peak periods; deployment costs and increased recurring service charges can be expensive, especially for networks with many remote sites and for international networks; and there is no application performance visibility to enable effective capacity planning.

                  There are several distinctly different types of solutions currently available that attempt to address application and network performance issues, such as:

                  Caching - Web Caching is the act of storing copies of Web pages on a `local' system. If the same pages are requested at a later time, and the cached copy is still valid, there is no need to contact the origin server again. These cache hits can reduce latencies and network bandwidth, although there is no congestion handling or control of oversubscription as caching is designed mainly to reduce link traffic. The main drawback, however, is that most of the caching devices are HTTP oriented by design and do not support other significant high volume applications such as FTP and email. In addition to that, the cache algorithm is based on statistical algorithm, therefore limited to the actual "hit ratio" for every type of traffic. The efficiency for software downloading, music files, video streaming and cryptic files would be very limited.

                  Bandwidth Management - Bandwidth management is, in essence, discrimination between session and user types to assist in delivering higher quality of service for specific users or applications. Although this can provide limited relief to congested networks the initial implementation is highly problematic, requiring labor-intensive tailoring to exact individual network specifications. Ongoing maintenance is similarly cumbersome as this type of solution is highly-sensitive to changes on the network, requiring re-configuration and re-building whenever network modifications or upgrades are carried out.

                  Compression/Decompression - Data compression was very effective in the past, specifically with certain types of files, such as text files. However, data compression has lost it's value in today's corporate environment, as it is not effective when it comes to "random" data such as the documents used by enterprises today - wording files, presentations, spreadsheets, images, and zip files. When porting data compression to real-life packet-based networks, vendors, as well as users, have found that data compression is less effective. The reason behind this is that corporate networks and Internet technologies, usually carry pre-compressed material, and packets usually carry very little resemblance to prior packets. Implementing of compression products requires two sides installation, thus complicating the installation process. The cost of such solution would be very high, since installation would have to be not only in the data center but also in the remote branches.

                  Purchasing Additional Bandwidth - Until recently certain network slow-down symptoms have been interpreted as an indication of bandwidth shortage, resulting in additional, extremely costly, WAN trunk bandwidth being purchased as an appropriate solution to the problem. Although increasing bandwidth can provide marginal relief to a network, accumulated experience has shown that additional bandwidth does not fundamentally change the situation as increasing bandwidth only serves to allow aggressive users/applications to disproportionately consume the additional resources, compounding both the problem and the relative costs involved.

                  OUR PRODUCTS AND SERVICES - PROSPERA(TM) FAMILY OF PRODUCTS

                  Prospera(TM), Marnetics' product line, is an innovative Capacity Enhancement Platform, which improves bandwidth utilization and enables more subscribers to be served simultaneously over the Wide Area Network. Prospera(TM) addresses one of the fundamental problems of communication networks: capacity and scalability, especially in high-volume traffic situations. Prospera(TM) solves the problem of mission-critical application performance on congested IP networks by fortifying and accelerating applications such as ERP and CRM in a fully adaptive and automatic manner. The product is intended to better manage over-subscription situations in Internet and Intranet networks. As a result, users of Prospera(TM) save money by delaying additional bandwidth purchases, while improving service level and customer satisfaction.

                   As of today, the Prospera(TM) family of products comprises two main products:

                  o The Prospera MegaLink(TM) - A Network Capacity Enhancement solution aimed towards service providers and enterprises. It introduces a new, comprehensive approach to IP network capacity challenges, mission critical application protection and maximizes network infrastructure utilization by increasing the effective capacity, enabling enterprises and Service Providers to provide better service to their customers at lower costs.

                  o The Prospera Expert(TM) - A Network Information System that brings a new approach to network performance and capacity monitoring and analysis for service providers and enterprises.

              PROSPERA MEGALINK(TM)

                   Marnetics has developed a cost-effective, enterprise-class application-acceleration and network capacity enhancement technology based on the patent pending DSDQ (Discrete State Driven Queuing) technology that offers a new and comprehensive approach to the challenges of saturated IP Networks and the performance of mission-critical applications.

                   Aimed at enterprises, Internet related service providers and cellular carriers of all types, Prospera MegaLink(TM) is a technology that protects both the user and mission-critical application in peak-load times, dynamically adapting to the various network conditions to enable mission-critical applications to run significantly faster, smoother, and with greater availability.

                   Through protecting key network resources in over-subscription situations, Prospera MegaLink(TM) delivers streamlined capacity and performance distribution that allows more users and applications to simultaneously share network resources as well as improving the overall health and stability of the network. It is a scalable, software-based solution that reflects as a standard network device, making it easy to install, manage and upgrade configurations, as well as system management and traffic analysis functionality.

                   Market Positioning

                   To the best knowledge of the Company, Marnetics' technology stands apart from other solutions in that it specifically addresses the problem of capacity and mission-critical application performance on congested IP networks. It uniquely fortifies and accelerates those specific applications that are vital to the smooth running of the enterprise's operations by increasing the number of concurrent sessions. In fact, in instances where mission-critical applications, such as CRM, are an inherent part of the enterprises core business, Marnetics solution can provide a significant performance advantage over the competition as well as greater user satisfaction and operational profitability.

                   In addition, Prospera MegaLink(TM) is software-based and scalable to large traffic volume, allowing for quick and easy deployment that does not present the configuration problems seen in many other solutions.

                   The Technology

                   Prospera MegaLink(TM) is built on a patent-pending, state-of-the-art and intelligent traffic and application-optimization engine, DSDQ that actively monitors and manages resources and applications on a per-session basis. DSDQ dynamically adapts to different traffic patterns (states) and end-to-end session conditions, enabling streamlined performance and availability of mission-critical applications and network resources.

                   Designed to effectively handle different dynamic mixtures of traffic, DSDQ offers real-time session optimization, relief and recovery from extreme congestion situations, fast recovery from packet-loss and dynamic balancing between sessions, bandwidth-consumption and other network events that influence the utilization and efficiency of mission-critical applications and network resources. Prospera MegaLink(TM) is independent of upper layer protocols and physical trunk line infrastructure and supports multi link and multi channel environments, within the WAN topology, from a single box. Installed at the site of the network data center (typically housed at the enterprise headquarters) it supports all trunks from this focal point to the other locations/remote branches.

                   Mission-critical application protection and capacity enhancement are achieved through the employment of Prospera MegaLink(TM). Deploying Prospera MegaLink(TM) on the network assures the smooth operation and streamlining of ERP and CRM applications, even in peak time situations, by applying dynamic bandwidth balancing between all active connections. Once installed, Prospera MegaLink(TM) allows more users to share the congested WAN access links through its traffic algorithm optimization. In addition, mission critical applications are fortified and protected from performance degradation, improving their availability, and response time.

                   PROSPERA EXPERT(TM)

                   Prospera Expert(TM) enables enterprises, ISP's, and cellular operators to obtain a detailed overall panoramic picture of their traffic over Wide Area Network (WAN), to help manage their network resources effectively. Users receive comprehensive traffic reports both in real time and in an historical mode by a simple click and view operation in an executive format. Prospera Expert(TM) is specially designed to operate over a large variety of different networks, independent of physical infrastructure and can be deployed easily and quickly at central locations on the network.

                   Prospera Expert(TM) is an advanced Network Information Systems tool. Traditional network management systems focus on monitoring and troubleshooting. Prospera Expert(TM) shifts the center of gravity to issues such as network economy, service level analysis, congestion analysis and future capacity planning. It complements the Prospera MegaLink(TM) product that maximizes network infrastructure utilization by increasing the effective capacity and protection of mission critical applications.

                   Prospera Expert(TM) was created to meet the need of executives, IT managers and network administrators for a high level tool that focuses on performance provided to the users or subscribers. It also provides a profile of network utilization through a large variety of predefined reports, as well as customized, user defined queries, which are accessible through any standard browser by multiple users. Most important, Prospera Expert(TM) provides a new level of network insight without the need to understand the underlying technologies or protocols.

                   NETQA SERVICES

                   During 2002, Marnetics launched a new service to be offered to its customers. The service aims the needs of enterprises to better design their network for capacity and performances optimization. Marnetics uses its expertise in IP networks combined with its advanced Network Information Systems tool, the Prospera Expert(TM), to perform a comprehensive network performance analysis. The outcome of the analysis is in-depth reports and recommendations to the IT managers and network managers how to better utilize their enterprise network infrastructure and how to plan ahead their network infrastructure. Marnetics intends to implement the service using its own resources or, in some other cases, together with its qualified distributors.

                   CUSTOMERS AND DISTRIBUTORS

                   Management hopes that the Prospera(TM) family of products and future development of products will offer increased functionality while reducing costs and improving performance and total Cost of Network Ownership. Prospera(TM) family of products is likely to be adapted by three main market segments: enterprises, Internet related service providers and cellular carriers. These target audiences will be reached either through direct contact or, through qualified distributors or, marketing channels, such as Value-Added Resellers or, System Integrators. The Company is focusing its initial marketing efforts in the Middle East, United States, Europe and the Far East.

                  In early July 2001, Marnetics also signed an OEM agreement with Speedwise Technologies Ltd., a company in which Marnetics Ltd. owns a 13.12% interest as of June 30, 2002, to enable Marnetics to sell its products for cellular customers (which are currently in development), whether integrated into Speedwise's products or as stand-alone products, to Speedwise's installed base of approximately 40 cellular companies worldwide and a much broader network of contacts. Pursuant to this agreement, Speedwise was to pay Marnetics 30% of the income generated by the sale and maintenance of the Marnetics products. This agreement had a one-year term with automatic renewal. As of November 1, 2001, the OEM agreement was cancelled between the parties.

                  In March 2002, Marnetics signed a distribution agreement with Magalcom Communications & Computers Ltd. to become a non-exclusive distributor of Marnetics products in Israel.

                  In April 2002, Marnetics signed a distribution agreement with TNN Networks Ltd. to become a non-exclusive distributor of Marnetics products in Israel.

                  In May 2002, Marnetics signed a distribution agreement with IP Tech S.A. de C.V. to become a non-exclusive distributor of Marnetics products in Mexico.

                  During 2002, Marnetics completed tests to its products and started to install beta sites as well as trial in selected customers.

                  LICENSING ARRANGEMENTS

                  In April 2001, Marnetics Ltd. entered into a software license agreement with Speedwise Technologies Ltd., a company in which Marnetics Ltd. owns a 13.12% interest as of June 30, 2002. Under this license agreement, Marnetics granted Speedwise a non-exclusive license to use certain programs and software products owned by Marnetics which Speedwise is using to develop other software products. Marnetics is entitled to receive a fee based on the sale of this derivative software product of either (a) US $25 per concurrent user if sold bundled with other Speedwise products, or (b) 15% of net revenues from the product. The agreement has a perpetual term. Marnetics is negotiating with Speedwise to alter the terms of the software license agreement.

                  COMPETITION

                  We compete in a new, rapidly evolving and highly competitive sector. We expect competition to persist and intensify in the future from a number of different sources. Increased competition could result in reduced prices and gross margins for our products and could require increased spending by us on research and development, any of which could harm our business. We compete with products of Packeteer, Allot, Expand, Cisco, Check Point and several small private companies that sell products that utilize competing technologies to provide bandwidth management and network monitoring systems. In addition, our products and technology compete for information technology budgets (CapEx) allocations with services that offer network analysis offered by IT service providers. Lastly, we face indirect competition from companies that offer enterprises and service providers' increased bandwidth and infrastructure upgrades that increase the capacity of their networks, and thereby may lessen or delay the need for capacity enhancement.

                  We believe the principal competitive factors in the capacity enhancement solutions market are:

                  o expertise and in-depth knowledge of IP networks structure, networks traffic and infrastructure behavior;

                  o    timeliness of new product introductions;

                  o ability to integrate easily into the existing network infrastructure;

                  o ability to ensure end-user productivity and mission critical application performance;

                  o    compatibility with industry standards;

                  o    products that decrease latency and packet loss;

                  o    products that demonstrate short Return on Investment
                       (ROI);

                  o    size and scope of distribution network;

                  o    brand name; and

                  o    access to customers and size of installed customer base.

                   While various such solutions and technologies exist which address the network management problem, there is, to the best of our knowledge, no similar product based on a similar technology like that developed by Marnetics to increase capacity of traffic flow over IP networks.

                   In the future, competing products may be developed and marketed by numerous well-established, well-financed companies, including traffic management vendors, network optimization solutions developers, cellular application providers and cellular vendors. In addition, our products will compete indirectly with other network capacity enhancement solutions and other queuing schemes, although we believe that our new product line will enhance rather than conflict with these products.

                   Marnetics has sufficient cash to finance the anticipated costs of development activities of its product line through year-end 2002.

                   The decision to modify the Marnetics' technology road map following the broadband Internet market decline accordingly did delay the commercialization of the Company's products and services from what was previously reported by the Company.

                   RESEARCH AND DEVELOPMENT

                  Our current research and development plan is aimed at leveraging the Company's current technology and developing the Prospera(TM) family of product and related products.

                   In May 2002, Marnetics Ltd. submitted an application to obtain research and development funding in the sum of $250,000 from the Office of the Chief Scientist, of the Ministry of Industry of Trade, of the State of Israel ("OCS").

                   There is no certainty that the application will be approved, and if approved, what conditions the OCS will demand of Marnetics Ltd., and if this would be acceptable to the Company.

                   TRADE SHOW

                   Marnetics exhibited at CommunicAsia 2002, Asia's premier international information and communications technology forum that took place June 17-21, 2002 in Singapore, continuing to introduce the Prospera(TM) line of products. The Company chose to introduce the product line at CommunicAsia 2002 because it is a large INFOCOMM show in Asia. By exhibiting alongside other international technology leaders who showcase their products to business professionals looking for the latest IT products and services the Company hopes to make potential distributors aware of its new product line.

                   GROWTH STRATEGY - MERGERS AND ACQUISITIONS

                   As part of its growth strategy, the Company seeks to merge with or acquire other businesses. The Company is seeking merger and acquisition candidates in selected markets and from time to time engages in exploratory discussions with potential merger and acquisition candidates, although it has not entered into any definitive agreement to do so. There can be no assurance, however, that the Company will be able to identify and merge with or acquire targeted businesses or obtain financing for mergers and acquisitions on satisfactory terms. Furthermore, there can be no assurance that competition for merger and acquisition candidates will not escalate, thereby increasing the costs of making mergers and acquisitions or making suitable mergers and acquisitions unattainable.

                  MARKETING, PROMOTIONAL, AND CONSULTANTS

                  In January 2002, Marnetics Ltd. entered into promotional agreement with Karif Communications Ltd. to provide to Marnetics public relations services, subject to extension during June, 2002.

                  In February 2002, Marnetics Ltd. entered into a services agreement with Expenion LLC, to provide to Marnetics, primarily in the United States but not limited to such, on a non-exclusive basis, business development services for the sale of its products.

                  In February 2002, the Company entered into a non-exclusive finder's agreement with Gentech Holdings SA and Opus Holdings SA to assist in raising equity investment during year 2002 for fees and securities.

                  In March 2002, Marnetics entered into a services agreement with Levi Zelkind, to provide to Marnetics in the Territories of Russia, Kazakhstan, Poland, Yugoslavia, Slovenia, Czech Republic, and Greece, on a non-exclusive basis, business development services for the sale of its products.

                  In April 2002, Marnetics Ltd. entered into a services agreement with Menachem Sharron to provide to Marnetics in the Territory of Southern Africa, on a non-exclusive basis, business development services for the sale of its products.

                  In June 2002, the Company entered into a letter of intent with PortfolioPR, a New York based company, for public relation and investor relations services. PortfolioPR has already begun providing services to the Company.

                  ELECTRICAL BUSINESS

                  Prior to December 2000, the Company's sole business was as an electrical and lighting contracting and engineering firm engaged in the installation and maintenance of infrastructure works located in the State of Israel. The Electrical Business has been characterized by intense competition and pricing pressures over the past several years. The results of operation of the Electrical Business have also been materially adversely affected by the economic slowdown and political instability in Israel. As a result and in order to enable the Company to focus on the Network Business, the Company sold the Electrical Business, effective as of March 31, 2001. See "ITEM 8B - SIGNIFICANT CHANGES."

        C.        ORGANIZATIONAL STRUCTURE

                  The following is a list of the Company's direct and indirect significant subsidiaries as of June 30, 2002:

                  NAME OF
               SIGNIFICANT                                                     PERCENTAGE OF OWNERSHIP INTEREST
          SUBSIDIARY/AFFILIATE                COUNTRY OF INCORPORATION                 AND VOTING (1)


              Marnetics, Ltd.                         Israel                               100%

     Marnetics, Inc. (a subsidiary of
              Marnetics Ltd.)                      Delaware, USA                           100%

      Speedwise Technologies Ltd. (an                 Israel                              13.12%
      affiliate of Marnetics Ltd.)(2)

      (1)  On fully diluted basis.

      (2)  The Company holds 450,000 Ordinary Shares of Speedwise Technologies
           Ltd.

                  Nulan Technologies, Ltd., an Israeli subsidiary of the Company, was transferred to the purchaser of the Electrical Business as of March 31, 2001.

        D.        PROPERTY, PLANTS AND EQUIPMENT

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

                  As of December 20, 2000, we relocated our headquarters to a facility in Ra'anana, Israel, leased by the subsidiary - Marnetics Ltd. The facility consists of approximately 232 square meters. The lease expired on May 30, 2002 and was renewed until April 30, 2003. The rent expense for the facility is currently approximately US $2,436 per month, plus Israeli value added tax.

                  As part of sale of the Company's electrical operations as described in "Item 8B - Significant Changes", all rights and obligations of the Company regarding the facility in Batzra were assigned to the purchaser of the Company's Electrical Business, Idan Millennium Investments and Assets Ltd., as of March 31, 2001.

ITEM 5.           OPERATIONS AND FINANCIAL REVIEW AND PROSPECTS

                  The following contains forward-looking statements, which involve risks and uncertainties. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors. The following discussion and analysis of financial condition and results of operations should be read along with the accompanying Consolidated Financial Statements for the year ended December 31, 2001. See "ITEM 8A
- FINANCIAL INFORMATION". These reports are presented in United States dollars and have been prepared in accordance with US GAAP.

        A.        OPERATING RESULTS

                  OVERVIEW

                  Marnetics Broadband Technologies Ltd. (formerly Stav Electrical Systems (1994) Ltd.) (the "Company" or "Stav") was engaged in the manufacture, installation and maintenance of electrical and lighting systems, mainly for public institutions and in the development of Internet performance enhancement solutions through its wholly owned subsidiary Marnetics Ltd.

                  The Company's operations during 2001 consisted of two lines of business: (1) core business of developing and marketing broadband Internet fortification solutions which shifted to the development and marketing of network capacity enhancement and network information analysis solutions for IP networks or the Network Business, which is handled through our wholly-owned subsidiary, Marnetics Ltd., and (2) historical business of electrical and lighting contracting and engineering business or the Electrical Business, which was sold during 2001

                  On June 1, 2000, a share exchange agreement was signed between the Company and Marnetics Ltd. The agreement was consummated after final approval of the Company's shareholders on December 31, 2000. The fair value of Stav shares, US$ 11,314,280 was determined on the basis of the average market price of its outstanding shares US$ 8.00. Goodwill in the amount of $11,309,000 was recorded accordingly.

                  The acquisition of Marnetics by the Company was accounted for as a reverse acquisition. As the shareholders of Marnetics (as a group) received the largest ownership interest in the Company, Marnetics was determined to be the "accounting acquirer" in the reverse acquisition. As a result, the historical financial statements of the Company (prior to December 31, 2000) were replaced with the historical financial statements of Marnetics. The statement of operations for 2001 includes the operations of the Company and of Marnetics. The statements of operations for 2000, and 1999 include only the results of operations of Marnetics. The December 31, 2001 and December 31, 2000 balance sheet includes the consolidated accounts of the Company and Marnetics.

                  Marnetics has a limited operating history and is subject to risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for network capacity enhancement products and services.

                  During 2000, Marnetics raised US$ 7.04 million from new investors and recruited additional employees. During 2001, Marnetics continued to increase its research and development activities and shifted its core business from developing and marketing Internet performance enhancement solutions to the development and marketing of IP network, capacity analysis solutions.

                  Marnetics has a limited operating history and has sustained losses since its inception. Marnetics anticipates that both the losses and negative operating cash flow will continue to increase during the foreseeable future until Marnetics develops a customer base that will generate sufficient revenues to fund operating expenses. Since its inception in June 1998, through December 31, 2001, Marnetics has incurred cumulative losses of $21,312,000 and cumulative negative operating cash flows of $5,353,000.

                  During 2001, in view of the markets downstream, the Company assessed the value and future benefit of its enterprise level goodwill pursuant to Accounting Principles Board Opinion No. 17, "Intangible Assets" ("APB 17"). The result of the assessment was a full write-off of the goodwill in the amount of $9,309,000.

                  On June 10, 2001, the Company executed an agreement, effective March 31, 2001, to sell, it's Electrical Business, including certain related liabilities, to Idan Millenium Investments and Assets Ltd, wholly-owned by the Company's former chief executive officer and current major stockholder, Dov Strikovsky. Mr. Strikovsky was the sole bidder in a public request for proposals, which was announced on May 15, 2001 and ended on May 30, 2001. The Board of Directors considered the purchase offer and authorized the Company's acceptance of the Purchaser's bid.

                  The sale was for all the fixed assets, inventories, other assets and liabilities and related goodwill, in the amount of $2,000,000, relating to the electrical operations for a consideration of $597,000. The consideration is payable in 25 monthly installments of $24,000, commencing February 1, 2002. In May 2002 the Company signed an addendum with Idan Millenium Investments and Assets Ltd to change the terms of payments to such that the first 11 installments will be reduced to $7,000 each and the remaining 14 installments will be of $37,000. The Company, considering the collectibility probability, decided to establish an allowance on the amount not yet collected. As of July, 2002, Idan Millenium Investments and Assets Ltd. paid the first four installments.

                  The loss from operation of the discontinued activities in the Electrical Business was $450,000. The loss on the sale of the Electrical Business was $2,278,000.

                  As of June 30, 2002, Marnetics Ltd. holds 13.12% of the outstanding shares of Speedwise Technologies Ltd. ("Speedwise"), an Israeli hi-tech company established in July 1999. The holdings in Speedwise do not currently impose any obligations on Marnetics. Speedwise is actively seeking additional funds to enable it to continue its operations through the end of the year. If such additional funds will not be available for Speedwise or if a business combination is effected with Speedwise reflecting a lower value for Speedwise than the carrying amount, some or all of the Company's investment may not be recoverable. Further, the Company executed on March 24, 2002 an anti dilution agreement as a result of a proposed investment by an investor which would significantly dilute the holdings of the Company in Speedwise Technologies. The investment did not take place. Speedwise is negotiating new alternatives of fund raising or business combination that could result, if effected, a significant dilution to Marnetics holding in Speedwise. Marnetics decided not to participate in the current fund raising made by Speedwise.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

                   Operating Revenues

                   Company had no sales in either the years ending December 31, 2000 or December 31, 2001. Commercialization of the products started in second quarter of 2002.

                   Operating Expenses

                   Research and Development expenses consisted primarily of salaries and related expenses. Research and Development expenses increased from $252,000 in the year ending December 31, 2000 to $812,000 in the year ending December 31, 2001. The increase was primarily due to Company's expansion of its research and development activities.

                   Selling and Marketing expenses consisted mostly of salaries and rose from $142,000 at the end of December 31, 2000 to $310,000 at the end of December 31, 2001, due to initialization of business development efforts.

                   General and Administrative expenses consisted primarily of salaries and related expenses for administrative and executive staff, fees for professional services, and general office and rent expenses. General and Administrative expenses increased from $722,000 in the year ending December 31, 2000, to $1,128,000 in the year ending December 31, 2001. The increase was primarily due to the recruiting and hiring of additional employees and due to increased professional and consulting fees.

                   The Company established a provision for legal claims in the amount of $750,000 to provide for its possible legal exposure. The Company was named as a defendant in a claim for specific performance of an agreement, allegedly entered into by the Company and the plaintiff in April 1999, as well as damages as a result of a breach of this alleged agreement. On July 2, 2001, due to the fact that no defense and/or reply were provided by the Company, judgment was entered against the Company in the amount of $725,000. On February 7, 2002 the Company filed a motion to vacate the judgment and on February 27, 2002 the court rejected the motion. The Company is in the process of filing an appeal on the court decision. See "ITEM 8A - LEGAL PROCEEDINGS".

                   On June 1, 2000, a share exchange agreement was signed between the Company and Marnetics Ltd. The fair value of Stav shares, US$ 11,314,280 was determined on the basis of the average market price of its outstanding shares at US$ 8.00 per share. Goodwill in the amount of $11,309,000 was recorded accordingly. During 2001, in view of the markets downstream, the Company assessed the value and future benefit of its enterprise level goodwill pursuant to Accounting Principles Board Opinion No. 17, "Intangible Assets" ("APB 17"). See "ITEM 18 FINANCIAL STATEMENTS - NOTE 1 & 3B". The result of the assessment was a full write-off of the goodwill in the amount of $9,309,000.

                   At December 31, 2001 the Company reassessed the collectibility of the loan given to Mr. Dov Strikovsky, a major shareholder and former CEO of the Company, in the amount of $1,228,000 in accordance with provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan", and resolved, considering the probability of its collectibility, to establish a loan loss allowance for the entire amount. Income from impaired loan will be recorded using the cash method. See "ITEM 7B - RELATED PARTY TRANSACTIONS - LOANS TO SIGNIFICANT SHAREHOLDER AND FORMER DIRECTOR AND CEO".

                   Non-cash Compensation includes the amortization of unearned employee stock-based compensation and expenses for options granted to a related party. Stock-based compensation expenses are amortized over the vesting schedule of the option, typically four years, using the straight-line approach.

                   During the year ending December 31, 2001, Company recorded an aggregate unearned stock-based compensation of $60,000. Stock-based compensation included in operating expenses totaled

$805,000 in the year ending December 31, 2001 compared to $2,408,000 in the year ending December 31, 2000.

                  Financial Income

                  Net financial income in the year ending December 31, 2000 and the year ending December 31, 2001 was $167,000 and $175,000, respectively. These items consist of interest earned on bank deposits and gains and losses from a re-measurement of monetary balance sheet items resulting from transactions in non-dollar currencies.

                  Share in losses of Affiliate

                  Until September 2000 the Company held 33.6% of the outstanding shares of Speedwise Technologies Ltd ("Speedwise"). In September 2000, Speedwise issued shares to a third party resulting in a decrease in the Company's holdings in Speedwise to 19.19% and during February 2001 additional shares were issued to third parties resulting in a further dilution to 15%. During the year ending December 31, 2000 the Company followed the equity method and shared in the losses of the affiliate in the amount of $639,000. Effective January 1, 2001, the investment is carried at cost, and therefore, the Company does not share in any losses of the affiliate in the year ending December 31, 2001.

                  Discontinued Operations

                  On June 10, 2001, the Company executed an agreement, effective March 31, 2001, to sell, it's Electrical Business, including certain related liabilities, to Idan Millenium Investments and Assets Ltd, wholly-owned by the Company's former chief executive officer and current major stockholder, Dov Strikovsky. The company recorded a loss on the sale in the sum of $2,278,000. The company recorded the loss from the Electrical Business for the first quarter of 2001 as a discontinued operation resulting in a loss of $450,000.

                  Net Loss

                  Net loss in the year ending December 31, 2000 and the year ending December 31, 2001 was $3,996,000 and $16,895,000, respectively.



YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

                  Operating Revenues

                  As Marnetics' products were still in the development phase and had not begun commercialization, Marnetics had no sales in either the years ending December 31, 1999 or December 31, 2000.

                  Operating Expenses

                  Research and Development expenses consisted primarily of salaries and related expenses and sub-contractor expenses. Research and Development expenses increased from $33,000 in the year ending December 31, 1999, to $252,000 in the year ending December 31, 2000. The increase was primarily due to Marnetics resumption of its research and development activities after Marnetics obtained equity financing in the first quarter of 2000.

                  Selling and Marketing expenses consisted mostly of salaries and rose to $142,000 at the end of December 31, 2000, due to initialization of business development efforts.

                  General and Administrative expenses consisted primarily of salaries and related expenses for administrative and executive staff, fees for professional services, and general office and rent expenses. General and Administrative expenses increased from $44,000 in the year ending December 31, 1999, to $722,000 in the year ending December 31, 2000. The increase was primarily due to the recruiting and hiring of additional employees and due to increased professional and consulting fees.

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

                  Financial Income

                  Net financial income in the year ending December 31, 1999 and the year ending December 31, 2000 was $9,000 and $167,000, respectively. These items consist of interest earned on bank deposits and gains and losses from a re-measurement of monetary balance sheet items resulting from transactions in non-dollar currencies.

                  Share in Losses of Affiliates

                  Until September 2000, the Company held 33.6% of the outstanding shares of Speedwise Technologies Ltd ("Speedwise"). In September 2000, Speedwise issued shares to a third party resulting in a decrease in the Company's holdings in Speedwise to 19.19% and during February 2001 additional shares were issued to third parties resulting in a further dilution to 15%. During the years ending December 31, 2000 and December 31, 1999 the Company followed the equity method and shared in the losses of the affiliate in the amount of $639,000 and $21,000 respectively.

                  Net Loss

                  Net loss in the year ending December 31, 1999 and the year ending December 31, 2000 was $117,000 and $3,996,000, respectively.

         B.       LIQUIDITY AND CAPITAL RESOURCES

                  To date, the Company has funded its operations through equity investments and bank credit lines. During the year 2000 Marnetics issued shares in consideration of $7,298,000. On December 31, 2001, the Company had $2.4 million of cash and cash equivalents compared to $6.5 million at December 31, 2000. The decrease is mostly due to cash used to finance the operation activities in the amount of $4.1 million. As of December 31, 2001, the Company had no significant bank credit lines and is financing its activity based only on equity resources.

                  The Company's capital requirements have been, and will continue to be, significant and its cash requirements could exceed cash flow from operations. As a result, the Company may become dependent on bank credit lines and sales of its securities to fund its development and activities.

                  Net cash used in operating activities in 1999, 2000, and 2001 was $124,000, $872,000, and $4,120,000, respectively. Since the Company has not generated any revenues to date, it must use its working capital to fund its research and development, marketing, sales general and administrative expenses.

                  The Company had as of December 31, 2001 a working capital of $1,596,000, compared to a working capital of $4,925,000 as of December 31, 2000.

                  The Company's cash and cash equivalents are generally held in short term bank deposits.

                  During the year 2001 the Company entered into an agreement with Bank Hapoalim Ltd in respect to the Company's short-term credit borrowed from the Bank in the amount of $3,127,000. In accordance with the Bank agreement, the Bank has agreed to release the Company from its obligation and to cancel the floating charge and liens registered in favor of the Bank on properties of the Company provided that, the Company shall pay $954,000 to the Bank on account of the Debt and in addition the Company shall have assigned to the Bank all its rights with respect to the debt of the municipality of Hod Hasharon to the Company in the amount of $2,173,000. The Company paid the $954,000 and made the assignment in the aforesaid amount. See "ITEM 7B - ASSIGNMENT OF BANK DEBT".

                  Failure to collect the total amounts, or part of it, from Idan Millenium Investments and Assets Ltd., Mr. Dov Strikovsky and the municipality of Hod Hasharon could have a negative impact on the company future cash flow and liquidity. See "ITEM 3D - RISK FACTORS - RISKS RELATING TO COLLECTION OF DEBT BY THE COMPANY".

         C.       RESEARCH AND DEVELOPMENT

                  As the Company is in the stage of commercialization of products developed in years 2001 and 2002, it anticipates that a significant amount of its operating expenses will be expended in the area of research and development. Research and Development expenses increased from $33,000 in the year ending December 31, 1999, to $252,000 in the year ending December 31, 2000, to $812,000 in the year ending December 31, 2001. The increase was primarily due to Marnetics expansion of its research and development activities, hiring additional staff, and purchase of equipment and software.

                  The main targets of the research and development department for the year 2002 are to commercialize new versions of the Prospera(TM) platform and to develop additional network related solutions.

                  In May 2002, Marnetics Ltd. submitted to the OCS a request to obtain research and development funding in the sum of $250,000 from the Office of the Chief Scientist, of the Ministry of Industry of Trade, of the State of Israel ("OCS") for development of products for the Prospera(TM) platform. There is no certainty that the application will be approved, and if approved, what conditions the OCS will demand of Marnetics Ltd. and if this would be acceptable to management.

         D.       TREND INFORMATION

                  The market for network capacity enhancement solutions is in an early stage of development and its success is not guaranteed. Therefore, we cannot accurately assess the size of the market, the products needed to address the market, the optimal distribution strategy, or the competitive environment that will develop. In order for us to be successful, our potential customers must recognize the value of our new approach to bandwidth management solutions, and decide to invest in the management of their networks and the performance of mission critical applications. The growth of the network capacity enhancement solutions market also depends upon a number of factors, including the availability of inexpensive bandwidth, especially in international markets, and the growth in complexity of WAN and the CapEx of enterprises.

                  RECENTLY ISSUED ACCOUNTING STANDARDS

                  In July 2001, the Financial Accounting Standards Board ("FASB") issued statement of Financial Accounting Standards No. 141 ("SFAS 141"), Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements.

                  In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets", which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for transitional goodwill impairment test six months from the date of adoption. The Company does not believe that the adoption of SFAS 142 will have a significant impact on its financial statements.

                  In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"), which is effective for years beginning after June 15, 2002, which will be the Company's fiscal year 2003. FAS 143 addresses legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Any associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset and expensed over the life of the asset. The Company does not believe that the adoption of SFAS 143 will have a significant impact on its financial statements.

                  In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations, for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company has not yet determined what the effect of FAS 144 will be on the earnings and financial position of the Company.

ITEM 6.           DIRECTORS, SENIOR MANAGERS AND EMPLOYEES

         A.       DIRECTORS AND SENIOR MANAGEMENT

                  The following is list of our directors and senior management, as of June 30, 2002, followed by a description of their business background:

             NAME              AGE    POSITION*
             ----              ---    ---------
Moshe Kessner...................52    Director
Pekka Roine.....................57    Director
Moshe Rubin.....................50    External Director
Yossi Shelly....................44    External Director
Menachem Reinschmidt............42    Director, CEO
Joshua Piasetzky................54    Director
David Sheetrit..................40    Chief Operating Officer
Ilan Hadar......................37    Chief Financial Officer
Hanoch Newman...................37    Vice President - Research and Development
Todd Kedes......................36    Regional Sales and Marketing Director
Ofer Chermesh...................36    Regional Sales and Marketing Director

* Jacob Ben-Gur, Chairman of the Board of the Company, announced his resignation from the position of Chairman of the Board of Director at a Company board meeting on January 31, 2002, due to his heavy work load and other duties other than as Chairman and Director of the Company. He officially resigned on June 5, 2002. Since the resignation of Mr. Ben-Gur, the Company does not have a permanent Chairman of the Board.

                  MOSHE KESSNER, Director of the Company since December 2001, and a Director of Marnetics Ltd. since July 2002. Mr. Kessner is VP Technology of Kardan Communication Ltd. a company investing in the area of telecommunications. Prior to joining Kardan Communications, Mr. Kessner was Associate Vice President Business Development, ECI Telecom Ltd. (NASDAQ: ECIL), a telecom equipment vendor, which holds a 12.84% stake in the Company. In this capacity, he was involved in the investment strategy and investment companies of ECI Telecom. Prior to joining ECI in 1999, Mr. Kessner was Vice President Technology and Business Development of Tadiran Telecommunications Ltd. He served as Lieutenant Colonel in the Israel Defense Forces as Chief Research Engineer in the Signal Corp, involved in developing the computer security standards and several strategic and tactical communication systems. He learned the courses needed for a M.Sc. in Computer Science and holds a B.Sc. in Electrical Engineering.

                  PEKKA ROINE, Director of the Company and Director of Marnetics Ltd. since July 2002, joined Prime Technology Ventures in 1999 as a General Partner. Pekka has served as chairman or director of numerous technology companies, including Solid, VistaCom, Metorex, AudioSoft, Buscom, Idesco, and Tunturi. He is also a founder of the Health On the Net foundation. Previously, Pekka held senior executive positions at Digital Equipment Corporation for 22 years including General Manager Finland, and he was the corporate director worldwide for the Travel and Transportation Industry. He holds an M.Sc and a B.Sc in Physics from the University of Helsinki in Finland. He is also a graduate of the Stanford Executive Program.

                  MOSHE RUBIN, External Director of the Company since 1999, currently serves as a Financing Consultant for the Jerusalem branch of Pama Car Financing. For 15 years, he operated the Dihatsu car dealership, which he opened in Herzliya. He has also sold used cars, car parts and accessories, as well as worked in car maintenance.

                  YOSSI SHELLY, External Director of the Company since 1999, is Managing Director of S. Alexander Ltd. Investment & Consulting firm, based in Beer-Sheva, Israel. During Mr. Shelly's career, he has served on many boards of directors of corporations and organizations. For nearly a decade, he held various posts within the Municipality of Beer-Sheva as well as being Chairman, and is currently acting COB of the Israeli Postal Authority. Prior to his career in management and consulting, Mr. Shelly served in the Israel Defense Forces for 17 years, dedicating most of his service as the commander of the Computerized Recruitment Center and concluding his service as a Personnel Officer in the Armored Corps. He retired as a Major. He holds a B.Sc. in Industrial Engineering and Management and is currently studying for a degree in law.

                  MENACHEM REINSCHMIDT, Director of the Company since 2001, Director of Marnetics Ltd., and Director of Marnetics, Inc, is currently Chief Executive Officer of the Company and currently oversees all technology development activities of the Company. Mr. Reinschmidt established Marnetics in 1998, and was the first Chief Executive Officer of Marnetics. One of the leading data communication experts in Israel, Mr. Reinschmidt has 17 years of experience in the most advanced fields of computer networks, including design, analysis, integration and development. His expertise incorporates advanced networking topics, including frame relay, TCP/IP, Internet architecture, ATM, Local Area Networks, routers and switches, voice-over IP, etc. Prior to founding Marnetics, from 1993 to 1997 Mr. Reinschmidt was President of ATLan, a software development company located in Tel Aviv. He is a lecturer and the author of the Hebrew bestseller Local Area Networks for PC and Compatibles.

                  JOSHUA PIASETZKY, Director of the Company since 2001 and a Director of Marnetics Ltd. since July 2002, is Senior Vice President and Chief Technical Officer of ECI Telecom Ltd. (NASDAQ: ECIL), a telecom equipment vendor, which holds a 12.84% stake in the Company. He is also a director in several of the subsidiaries of ECI Telecom Ltd. and co-founder of AxONLink. Joshua has been one of the key contributors to the growth and success of ECI Telecom - from annual sales of about 2M$ when he joined the company in 1975, to over 1B$ at present. He conceived several of ECI Telecom's most successful products. Joshua has actively participated in several ITU and ETSI Committees. He is also one of the founders and the chairman of the Broadband MAGNET Consortium in Israel, which developed various advanced technologies, in the area of broadband telecommunications. Joshua holds a B.Sc. and M.Sc. degree in Electrical Engineering from the Technion - Israel Institute of Technology - Haifa. He is also an Israel Patent Attorney and a number of United States, European and Israeli patents are registered in his name. In 1982, Joshua won the Rothschild Prize for Innovation and Export.

                  DAVID SHEETRIT, Chief Operating Officer, has served as the Company's Acting Chief Executive Officer and Chief Operating Officer during 2001, and also served as Director of Marnetics Ltd. Mr. Sheetrit serves also as a Director of Marnetics Inc. Before joining Marnetics, Mr. Sheetrit was Head of the Tel Aviv Branch of the College of Management since 1995. In this capacity he supervised the operations, investments, marketing activities and academic programs of the College, which is comprised of 3,000 students and 200 faculty and staff. Mr. Sheetrit has lectured at various colleges and academies and served as an independent organizational and business consultant to various organizations and institutions.

                  ILAN HADAR, Chief Financial Officer of the Company and serves as Director of Marnetics, Inc. Mr. Hadar is responsible for financial management and control and has been with the Company since May 2002. Mr. Hadar possesses ten years of experience in financial management positions with particular expertise in facilitating IPOs, M & A and maintaining shareholder and investor relationships. Additionally, Mr. Hadar has extensive experience in managing the operations of publicly traded enterprises in various operating sectors. Prior to joining the Company, Mr. Hadar served as the CFO of Kardan Technologies Ltd (TASE: KRTC) where he participated in the team that led the IPO of the company. Mr. Hadar was also a member of the investment activities team of the company in the e-commerce sector. Prior to Kardan Technologies Mr. Hadar spent several years with Nessuah Zannex Ltd. (TASE: NESU), a leading Israeli full service brokerage house, the Israeli representative of US Bancorp Piper Jaffray and Invesco. Mr. Hadar led the merger between Nessuah and Zannex to form the current structure of that company. Mr. Hadar is a Certified Public Accountant (Israel and USA) and holds M.B.A. in Finance and B.A. in Economics & Accounting from the Hebrew University in Jerusalem.

                  HANOCH NEWMAN, Vice President Research and Development, joined Marnetics in June 2000 as its Vice President of Research and Development. He is a specialist in real-time systems, embedded systems, UNIX/WIN, C++/C communication, and device drivers. He also has vast experience in computer programming, with expertise in TCP/IP and other Internet and Communication protocols, as well as system management. His past experience includes serving as Project Manager at Elron Software NCC from 1999 to 2000, R&D Manager at CT Motion (start-up) from 1998 to 1999, and CTO and MIS in the Israeli Air Force for five years prior thereto. He holds a B.A. in Computer Sciences.

                   TODD KEDES, Regional Sales and Marketing Director. Mr. Kedes joined the Company in May 2002 brings to Marnetics an experienced international business development, marketing and sales background combining over twelve years diverse and progressive responsibilities in hi-tech datacom, telecom, hardware and software products and services, as well as consumer products. Prior to Marnetics, Mr. Kedes worked with Tel Aviv-based Magna Capital, a management-consulting group, where he played key roles in myriad international business development projects for clients such as Tnuva, Rabintex and Shrem Fudim Kellner. Mr. Kedes also provided independent marketing and sales consulting services to Nicosia Cyprus-based Net Planet Earth, a satellite backbone service provider. Prior to Magna Capital and independent management consulting, Mr. Kedes successfully pursued a hi-tech career in Israel, including: most recently, Director of Sales at Harmonic Data Systems for EMEA territories; International Sales Manager at Comverse Network Systems (later known as StarHome); Tegrity, as Regional Sales Manager; and, Executive Marketing Director at Geo Interactive Media Group, Ltd. (later known as Emblaze). Prior to Israel, Mr. Kedes ran his own business, TRGA, as President and Founder, importing and distributing consumer products from China, Italy and France and distributing them to retailers and wholesale distributors in Southern California and Nevada. Mr. Kedes holds an MSBA (Dean's List) - 1993 - and MBA (Dean's List)
- 1992 - in International Marketing, Operations Management and Venture Management from the University of Southern California and a BA - 1988 - in General and Cultural Anthropology from the University of Pennsylvania. Mr. Kedes is business-level proficient in five languages.


                  OFER CHERMESH, Regional Sales and Marketing Director. Mr. Chermesh joined the Company in April 2002, and has over 10 years of experience in Sales, Marketing and Business Development. In his previous position Mr. Chermesh was part of Comverse's Advanced Solution Group (ASG), where he was responsible for selling new Comverse products to existing and potential new customers. Prior to Comverse, Mr. Chermesh was a co-founder of an Israeli-start up company, where he played a key managerial role and was responsible for overall Sales, Marketing & Business Development activities. Mr. Chermesh holds a B.A. in Statistics from Haifa University in Israel.

                  TERM AND RIGHTS TO DESIGNATE BOARD MEMBERS

                  The Articles of Association of the Company provide that each director is elected for a period of one year at the Company's annual meeting of shareholders and serves until the next such meeting or until his or her successor is duly elected and qualified. Directors may be re-elected annually without limitation.

                  The Company's directors, with the exception of two external directors representing the public (who are paid in accordance with the provisions of the Companies Law, as defined below), do not currently receive any compensation for their services as directors. Certain shareholders and option-holders of the Company the right to nominate and, pursuant to shareholder agreements, have elected their designees for the Company's Board of Directors.

                  Until November 25, 2001, ISG Solid Capital Markets, LLC, the representative of several investors in our initial public offering, had the right, at its option, to designate one director to the Board of Directors, which director will be reasonably acceptable to the Board of Directors. The Company had agreed to pay such director or non-voting advisor an attendance fee of $1,500 per meeting of the Board of Directors. There currently is no such designated member of the Board and accordingly the right has expired.

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

                     EXTERNAL DIRECTORS

                  Under the Israel Companies Law (the "COMPANIES LAW"), public companies are required to elect two external directors who must meet specified standards of independence. Companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange external of Israel, such as the Company, are defined as public companies and under such definition are subject to the requirement of electing two external directors. An external director may not have had during the previous two years any economic relationship with the Company. Controlling shareholders of a company, 50% shareholders, and their relatives or employees cannot serve as external directors. External directors are elected by shareholders. No individual shall be appointed as an external director if his other positions or affairs create or are liable to create a conflict of interest with his position as director, or if they are liable to constrain his ability to serve as director. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the Company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of the non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the Company. Under the Companies Law, external directors serve for a three-year term, which may be renewed for only one additional three-year term.

                  Our two external directors Messrs. Rubin and Shelly were appointed on October 4, 1999 before the adoption of the Companies Law and under the previous Israeli corporate laws. Pursuant to the provisions of the Companies Law an external director appointed in accordance with the provisions of the former corporate governance law shall be deemed an external director appointed in accordance with the provisions of the Companies Law however the term of appointment shall be for a five-year period therefore the external directors of the Company shall remain in office until 2004.

                   Under the Companies law, external directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the external directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the Company. If, when an external director is elected, all members of the board of directors of a company are of one gender, the external director to be elected must be of the other gender. Any committee of the board of directors must include at least one external director. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

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

                   These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify an office holder, nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

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

                  As a result of a Shareholders Resolution dated September 14, 2001, the Company has entered into an indemnification agreement with the officers and directors of the Company as of December 2001 and intends to enter into an agreement with each new director, subject to shareholder approval. Such agreements contain provisions which endeavor to limit the personal liability of the officers and directors, both to the Company and to our shareholders, for monetary damages resulting from breaches of certain of their fiduciary duties as directors and officers of the Company. In particular, such agreements provide that the Company will indemnify such individuals to the fullest extent permitted by the Companies Law, as such rights shall from time to time be amended or limited, against all expense, liability, and loss reasonably incurred or suffered by the indemnitee as a result of serving as an officer or director or employee of the Company, or any affiliate thereof or any other entity at the request of the Company. In addition, the Company has obtained reimbursement indemnity insurance to reimburse directors and officers of the Company for losses sustained as a result of any claim arising from a wrongful act, individually or collectively, in the discharge of their duties or in breach of their fiduciary duties solely in their capacity as officers and directors of the Company, and to reimburse the Company for losses sustained as a result of any claim arising from any such wrongful act where an indemnity has been given or lawfully is required to be given to officers or directors of the Company. Consequently, under the Company's Amended Articles of Association, the Company may indemnify its officers and directors for financial obligations imposed on them in favor of a third party by a court judgment, including a compromise judgment or a court-approved arbitrator's decision, as well as for concomitant reasonable legal expenses, including attorney's fees, as a result of any claim arising from a wrong act in the discharge of their duties in their capacity as officers or directors of the Company which could materially adversely affect the business, prospects, financial condition, or results of operations of the Company. Furthermore, the ability of United States shareholders to recover monetary damages from officers and directors of the Company for certain breaches of their fiduciary duties may be significantly limited.

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

         B.       COMPENSATION

                  The Company's directors do not currently receive any compensation for their services as directors. In addition, under the Companies Law, external directors are entitled to annual compensation plus per meeting attendance fee. The Company currently pays its external directors an annual fee of US $3,000 and per meeting attendance fee of US $185. Every two telephone conference calls are considered one meeting. Mr. Yossi Shelly also receives travel expenses of fifty cents per kilometer. The Company intends to grant Mr. Moshe Kessner, who is a member of the board of directors of the Company and in light of his services to the Company, options to purchase 36,000 Ordinary Shares of the Company, which shall vest over a period of 12 months from the date of his nomination.

         C.       BOARD PRACTICES

                  See "ITEM 6A - DIRECTOR AND SENIOR MANAGEMENT" for period that our directors and senior management are serving.

                     COMMITTEES OF THE BOARD OF DIRECTORS - AUDIT COMMITTEE

                  The Companies Law also provides that public companies must appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the Company's business and approving related-party transactions as required by law. An audit committee must consist of at least three members, and include all of the Company's external directors. However, the chairman of the board of directors, any director employed by the Company or providing services to the Company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

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

                  The Company has an audit committee that consists of Yossi Shelly, Chairman, Moshe Rubin and Pekka Roine. The audit committee exercises the powers of the Board of Directors with respect to the Company's accounting, reporting and financial control practices.

                  ADVISORY COMMITTEE

                  In order to further the Company's progress in both marketing and technology, an Advisory Committee comprised of the following persons that represent both the technology and the investments made in the Company: Erez Aluf, representing STI Ventures Investments No. 2 B.V., Moshe Kessner, Joshua Piasetzky representing ECI Telecom Ltd, and Michael Schlesinger representing Docor International BV. These representatives do not have the power of board of director members but are advisory in nature to the management of the Company.

         D.       EMPLOYEES

                  As of June 30, 2002, the Company employed approximately 14 persons full-time and 2 persons part-time.

                  Israeli law, as well as collective bargaining agreements and orders of the Israeli Ministry of Labor and Welfare, contain provisions regarding conditions of employment, including, among other things, the length of the workday, minimum wages, insurance for work-related accidents, the determination of severance pay, and adjustments of wages in accordance with inflation. The Company generally provides our employees with benefits and working conditions at or above the required minimums. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Since January 1, 1995, such amounts have included payments for national health insurance. The payments to the National Insurance Institute are approximately 14.6% of wages, of which 4.9% are contributed by the Company pursuant to Israeli law requirements, and the rest, 9.7%, by the employee.

                  Most of the Company's employees are insured through a Managers' Insurance Policy, which offers a combination of pension plans, insurance in cases of death and injury, and retirement and severance pay benefits. An amount equal to 5% of an employee's gross salary is contributed to the Managers' Insurance Policy by the Company and an additional 5% by the employee. Another component of up to 2.5% paid by the Company covers insurance for damages sustained by employees due to loss of work capability. An additional amount equal to 8.3% is funded by the Company to cover severance liability.

                  In addition, most of the Company's employees have a "Keren Hishtalmut" saving plan pursuant to which the Company contributes an amount equal to 7.5% of the employee's salary and the employee contributes an amount equal to 2.5% of his salary.

                  Obligations of the Company resulting from the termination of employer-employee relationships are primarily accounted for through allocations made on behalf of the employees to various compensation funds, pension funds, and insurance companies within the framework of Mivtahim and Managers' Insurance Policies.

                  The wages of most of the Company's employees are linked to changes of the Israeli standard of living price index (CPI) as determined by the Israeli Bureau of Statistics.

                  The total overhead expenses for wages in Israel are approximately 30%.

                  As of June 30, 2002, the Company had no outstanding loans to employees and officers of the Company except to Mr. Dov Strikovsky, the former CEO, who is no longer employed by the Company but is a significant shareholder of the Company. See "ITEM 7B-RELATED PARTY TRANSACTIONS."

         E.       SHARE OWNERSHIP

                  See ITEM 7: "MAJOR SHAREHOLDERS AND RELATED
                              PARTY TRANSACTIONS."

                  STOCK OPTION PLAN

                  In connection with the June 1, 2000 share exchange agreement ("the agreement") signed between the Company and Marnetics, the Board of Directors of the Company adopted an unwritten Option Plan (the "Option Plan"). The Option Plan provides for the grant of options to purchase up to an aggregate of 1,000,000 Ordinary Shares to directors, key employees and consultants of the Company. The Board of Directors of the Company will determine the terms of the grants. Under the Option Plan, the Company granted, to a company under the control of the former CEO and chairman of the board of the Company, 400,000 fully vested options to purchase shares at the exercise price of $3. With respect to these options non-cash compensation expenses totaling $2,000,000 were recorded and charged to earnings in accordance with APB 25 "Accounting for Stock Issued to Employees".

                  The Company's board of directors adopted a written stock option plan in its meeting of June 17, 2001. As of June 30, 2002, 397,208 options are allocated to employees on a fully diluted basis. In addition, former employees of Stav, have been allocated 157,143 options, which are fully vested. There remain 453,222 options that are unallocated.

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A.       MAJOR SHAREHOLDERS

                  The following table identifies, as of June 30, 2002, certain information with respect to the beneficial ownership of securities of the Company of each person or entity by the Company to be the beneficial owner of five percent (5%) or more of the Ordinary Shares of the Company:

NAME AND ADDRESS OF
BENEFICIAL OWNER                                  NUMBER          PERCENT(1)
----------------                                  ------          ----------
Linkware Ltd..................................   1,740,575(2)       18.82%
3 Hadror Street
P.O. Box 73
Hod Hasharon 45100 Israel

Dov Strikovsky................................   1,015,714(3)       10.98%
83 Akiva Street
Ra'anana, Israel

ECI Telecommunications Ltd....................   1,187,439(4)       12.84%
34 Hasivim Street
Kiryat Aryeh Industrial Park
Petach Tikva Israel

STI Ventures Investments No. 2 B.V............   1,180,907          12.77%
Hullenbergweg 379
1101 Cr. Amsterdam
Zuide - Oost
The Netherlands

Prime Technology Ventures NV..................     630,550           6.82%
Stroombaan 6-8
1181 VX Amstelveen,
The Netherlands


(1) The number of shares beneficially owned is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days after June 30, 2002, through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares such power with his or her spouse, with respect to all shares of capital stock listed as owned by such person or entity. This does not include an unallocated pool (including prior to merger) of 453,222 options in the calculation of the percentages.

(2) Includes 302,266 shares that may be acquired pursuant to options that are presently or will become exercisable within 60 days at an exercise price of par value per share.

(3) Includes 580,000 shares that may be acquired pursuant to options with an exercise price of $3.00 per share, which are presently or will become exercisable within 60 days by O.S.I Limited which is controlled by a trust, the beneficiaries of which are family members of Dov Strikovsky.

(4) Does not include 567,500 shares that could have been acquired pursuant to an option with an exercise price of $2.992 per share that expired on August 30, 2001. There was no extension to the option.

                  As of June 30, 2002, 1,008,809 Ordinary Shares of the Company were held of record in the United States. Such Ordinary Shares were held by five
(5) record holders and represented 13.7% of the total Ordinary Shares then outstanding (10.9% on fully diluted basis). On June 30, 2002, 6,353,581 of the Ordinary Shares were held of record outside of the United States. Such shares were held by seventeen (17) record holders and represented 86.3% (89.1% on a fully diluted basis) of the total Ordinary Shares outstanding. Since 927,546 of these Ordinary Shares were held by brokers or other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or where the beneficial holders are resident.

                  During 2001, 1,084,500 options granted to Marnetics certain shareholder were expired unexercised. According to the agreement such options have to be divided between the formers shareholder of Marnetics. The Company issued without consideration 955,057 shares and 129,433 options that were divided according to the agreement.

         B.       RELATED PARTY TRANSACTIONS

                  SALE OF ELECTRICAL BUSINESS

                  Effective March 2001 the Company sold to Idan Millenium Investments and Assets Ltd., a company under the control of Mr. Strikovsky, all the fixed assets, inventories, other assets and liabilities and related goodwill, in the amount of $2,000,000, relating to the electrical operations for a consideration of $597,000. The consideration is payable in 25 monthly installments of $24,000 commencing February 1, 2002. In May 2002 the Company signed an addendum with Idan Millenium Investments and Assets Ltd to change the terms of payments to such that the first 11 installment will be reduced to $7,000 each and the remaining 14 installments will be of $37,000. In addition, the Purchaser has also assumed approximately $715,000 of liabilities related to the Electrical Business. The Company, considering the collectibility probability, decided to establish an allowance on the amount not yet collected. See "ITEM 8B - SIGNIFICANT CHANGES."

                  SPEEDWISE TECHNOLOGIES LTD.

                  In April 2001, Marnetics Ltd. entered into a software license agreement with Speedwise Technologies Ltd., a company in which Marnetics Ltd. owns 13.12% interest. See "ITEM 4B - LICENSING ARRANGEMENTS."

                  In July 2001, Marnetics Ltd. entered into an OEM agreement with Speedwise Technologies Ltd., a company in which Marnetics owns 13.12% of its outstanding shares. See "ITEM 4B - CUSTOMERS." The OEM agreement was cancelled in November 2001.

                  NETLOGIC LTD.

                  In February 2002, Marnetics Ltd. entered into a services agreement with Netlogic Ltd., a company under the control of Menachem Reinschmidt, Director and CEO of the Company, and provides on a non-exclusive basis, executive managerial and other related services with respect to the Company, Marnetics Ltd. and any of its affiliated companies, as may be prescribed from time to time by the board of directors of Marnetics.

                  COMBINATION TRANSACTION

                  Effective December 31, 2000, Stav Electrical Systems (1994) Ltd. acquired Marnetics Ltd. pursuant to the terms of that certain share exchange agreement among the Company, Marnetics Ltd. and the security holders of Marnetics Ltd. Upon the closing of that transaction, certain entities and individuals affiliated with the Company, including Dov Strikovsky, a principal shareholder and the former Chief Executive Officer of the Company or entities affiliated with Mr. Strikovsky, received options to purchase up to 400,000 Ordinary Shares of the Company.

                  ASSIGNMENT OF BANK DEBT

                  On May 9, 2001 an agreement was signed between the Company and Bank Hapoalim Ltd. ("Bank") with respect to the Company's debt to the Bank in the amount of $3,127,000 (the "Debt"). In accordance with the Bank agreement, the Bank has agreed to release the Company from its obligation to repay the Debt and to cancel the floating charge and liens registered in favor of the Bank on properties of the Company provided that, by May 31, 2001 the Company shall pay $954,000 to the Bank on account of the Debt (the "Repaid Amount") and in addition the Company shall have assigned to the Bank all its rights with respect to the debt of the municipality of Hod Hasharon to the Company in the amount of $2,173,000. The Company paid the $954,000 and made the assignment in the aforesaid amount.

                  In addition, the Company has provided the Bank with a guarantee of up to $716,000, which decreases in the ratio of NIS 1:2 paid on account of the outstanding debt of Hod Hasharon. Until May 31, 2002, the Bank committed not to claim the guaranty from the Company, but if legal procedures to collect the debt from the municipality of Hod Hasharon were to begin, the Bank has committed not to claim the guarantee from the Company until November 30, 2002.

                  The Company will have to assess the financial impact on its financial statements in case the payment will not be done on time by the municipality of Hod Hasharon.

                  INDEMNIFICATION BY SIGNIFICANT SHAREHOLDER

                  1. Following the Bank agreement, on June 30, 2001 an agreement was signed between Mr. Strikovsky and the Company pursuant to which Strikovsky agreed to reimburse the Company for the Repaid Amount and any additional amount that the Company may have to pay to the Bank if the Bank exercises the guarantee related to the debt of Hod Hasharon. The reimbursement amount of $954,000 is due and payable to the Company and will be paid in monthly installments of $48,000 commencing on June 1, 2004 until paid in full. All amounts due and payable to the Company are linked to the Israeli CPI and bear interest of 4% per annum. The reimbursement amount of $954,000 was not yet recognized as the probability of its realization is in doubt.

                  2. In connection with the Stav/Marnetics transaction and pursuant to an amendment to the share exchange agreement, Mr. Strikovsky granted an indemnification to the former shareholders of Marnetics Ltd. against certain losses or damages related to the Electrical Business and had deposited 200,000 shares of the Company held by him in escrow as security for his indemnification obligations.

                  3. During the audit of the financial statements of Stav Electrical Systems (1994) Ltd. for the year ended December 31, 2000, it was discovered that excess advances were paid to certain suppliers in the amount of $0.5 million. On June 30, 2001, Mr. Strikovsky, the Company and the former shareholders of Marnetics Ltd. entered into a separate indemnification agreement that further defined, clarified and expanded the terms of the initial indemnification, added indemnification obligations related to the bank debt assignment (as described above) and provided for an additional 100,000 shares of the Company held by Mr. Strikovsky to be held in escrow as security for such indemnification obligations. Under this indemnification agreement, Mr. Strikovsky agreed to:

                   o Reimburse the Company for US $954,000 which is the amount the Company has paid to the bank pursuant to the debt assignment described above, to be paid in monthly installments of US $48,000 commencing June 1, 2004 until paid in full. All amounts due and payable to the Company are linked to the Israeli CPI and bear interest of 4% per annum. The reimbursement amount of $954,000 was not yet recognized as the probability of its realization is in doubt; and

                   o Guaranty the repayment of $0.5 million to the Company by certain suppliers of the Company in connection with excess advances made to such suppliers by the Company in the year-ended December 31, 2000. Such sum was paid to the Company in July 2001 by realization of bank guarantees in favor of the Company.

                   o To indemnify the Company for any amount it may pay to Bank Hapoalim in the future under the guarantee granted by the Company in favor of the bank under the debt assignment or for any losses the Company may incur in connection with such debt assignment documents.

                   4. The Company, under its former name, and Mr. Dov Strikovsky were named as co-defendants in a claim for specific performance of an agreement allegedly entered into by the Company and the plaintiff, Ananda Capital Partners, Inc., in April 1999 as well as damages as a result of a breach of the agreement. The Company did not appear or defend the law suit because it did not receive notice of its commencement or any of the subsequent proceedings. On July 2, 2001, due to the fact that no defense and/or reply were provided by the co-defendants, judgment was entered against the Company and Mr. Dov Strikovsky in the amount of $725,000. On February 7, 2002, the Company filed a motion to vacate the judgment and on February 27, 2002 the court rejected the motion. The Company filed the appropriate papers to bring an appeal to the rejection of the motion to vacate the judgment. These papers will be filed on or before July 8, 2002. It is expected that decision on the appeal will be issued by the court in or about October 2002. On December 5, 2001, Mr. Dov Strikovsky gave an undertaking to indemnify the Company for all legal fees, expenses and court costs arising out or in connection with this claim. The Company has established an allowance in the amount of $750,000 to provide for its possible exposure.

                  LOANS TO SIGNIFICANT SHAREHOLDER AND FORMER DIRECTOR AND CEO

                  The Company has, from time-to-time, made loans to Dov Strikovsky during the period of time he was Chairman of the Board of Directors, President, and Chief Executive Officer of the Company. At December 31, 1997, 1998, and 1999 the amount of such loans outstanding was US $1,151,000, US $1,443,000 and US $1,570,000 respectively. Such loans did not bear interest through December 31, 1997. (Such loans currently linked to the Israeli Consumer Price Index and bear interest at the rate per annum equal to LIBOR plus 2 %.) In addition, during 1999 and 2000, the Company inadvertently made excess advances to Mr. Strikovsky. Upon discovery of this error, Mr. Strikovsky started to repay to the Company the amount of such excess advances.

                   In preparation for its initial public offering, in April 1998, the Company entered into an agreement with Mr. Strikovsky which provided that he would pay interest only on such loans through October 1, 1998 and will amortize the principal amount, and pay interest thereon, commencing on January 1, 2000 and terminating on December 31, 2003. In September 1998, such agreement was superceded by an agreement pursuant to which Mr. Strikovsky agreed to repay such loans together with the interest thereon, on or prior to November 25, 2000, subject to extension in the sole discretion of the disinterested members of the Board of Directors of the Company. Mr. Strikovsky applied the net proceeds of the sale in the Company's initial public offering of a number of his Ordinary Shares, approximately US $522,000, and also agreed to apply 50% of all dividends paid, net of taxes, on the Ordinary Shares owned by him to the prepayment of such loans. Pursuant to the September 1998 agreement, in 1999, the disinterested members of the Company's Board of Directors voted to extend the repayment terms of the net loan. The loan is currently payable in eight annual installments, which commenced in December 31, 2000 and shall be repaid in full by December 31, 2007. First payment was made by way of applying Mr. Strikovsky's net proceeds of the sale in the Company's initial public offering in the amount of $522,000. In September, 1999 a dividend that was paid to Mr. Strikovsky in the sum of $90,000, and he applied half of this amount, $45,000 towards repayment of the loan.

                  Mr. Strikovsky did not make further payments towards this loan. The Company notified Mr. Strikovsky of its default and is considering its future legal actions.

                  At December 31, 2001 the Company reassessed the collectibility of the net loan, in the amount of $1,228,000 granted to Mr. Strikovsky in previous years, in accordance with provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan", and resolved, considering the probability of its collectibility, to establish a loan loss allowance for the entire amount. Income from impaired loan will be recorded using the cash method.

         C.       Not Applicable

ITEM 8.           FINANCIAL INFORMATION

         A.       FINANCIAL INFORMATION

                  See "ITEM 18-FINANCIAL STATEMENTS".

                  LEGAL PROCEEDINGS

                  1. The Company, under its previous name, and Mr. Dov Strikovsky were named as co-defendants in a claim for specific performance of an agreement allegedly entered into by the Company and the plaintiff, Ananda Capital Partners, Inc., in April 1999 as well as damages as a result of a breach of the alleged agreement. The Company did not appear or defend the law suit because it did not receive notice of its commencement or any of the subsequent proceedings. On July 2, 2001, due to the fact that no defense and/or reply were provided by the co-defendants, judgment was entered, by the Supreme Court of the State of New York, against the Company and Mr. Dov Strikovsky in the amount of $725,000. On February 7, 2002, the Company filed a motion to vacate the judgment and on February 27, 2002 the court rejected the motion. The Company filed the appropriate papers to bring an appeal to the rejection of the motion to vacate the judgment. These papers will be filed on or before July 8, 2002. It is expected that decision on the appeal will be issued by the court in or about October 2002. On December 5, 2001, Mr. Dov Strikovsky gave an undertaking to indemnify the Company for all legal fees, expenses and court costs arising out or in connection with this claim. The Company has established an allowance in the amount of $750,000 to provide for its possible exposure. During June 2002 the plaintiff filed a request of enforcement with the District Court of Tel Aviv, Israel, asking to enforce the judgment against the Company and Mr. Dov Strikovsky in the amount of $725,000 in Israel.

                  2. On May 9, 2001 an agreement was signed between the Company and Bank Hapoalim, Ltd. with respect to the Company's debt to the Bank in the amount of $3,127,000. See ITEM 7 - RELATED PARTY TRANSACTIONS - ASSIGNMENT OF BANK DEBT.

                  After the consummation of the Bank Agreement, the Company was informed that the municipality of Hod Hasharon is delaying the payments due to the Bank. As a consequence the Company is carrying out negotiation with the municipality of Hod Hasharon for the repayment of the debt including interest accrued thereon. The legal advisor of the Company in a letter dated June 6, 2002 wrote that the present negotiations by the lawyers of the Company with the lawyers representing the municipality of Hod Hasharon can be considered to be legal procedures and that the guaranty can be considered extended under the Bank agreement until November 30, 2002.

                  3. On December 4, 2001, Yossi Tessler and Lavni Krasni, shareholders in the Company sent to Menachem Reinschmidt, CEO of the Company, a demand letter with claims regarding information published by the Company regarding the BITmax Line of Products, in the Proxy Statement filed in November 17, 2000. Menachem has rejected these claims and the so-called damages being claimed. As of the date of June 30, 2002, to the best of the knowledge of the Company no action has been taken by the proposed claimants. On September 14, 2001, by way of a Shareholders Meeting, Marnetics Ltd.'s shareholders approved a resolution to indemnify Menachem Reinschmidt in respect to the demand letter sent by Advocate Yori Nehustan on behalf of Yossi Tessler and Lavie Krasni, in accordance with the provisions and limitations set out in the Companies Law 5759-1999.

                  DIVIDEND POLICY

                  Although in 1999 we declared a cash dividend on our Ordinary Shares, we do not anticipate declaring a dividend for the foreseeable future. In addition, the payment of cash dividends in the future (if ever declared by the Board) is limited by the Israeli law to the profits of the Company and could potentially be limited or prohibited by the terms of financing agreements we may enter into (e.g., a bank line of credit or an agreement relating to the issuance of debt securities of the Company). Marnetics has never paid any cash dividends to date on its ordinary shares.

         B.       SIGNIFICANT CHANGES

                  SALE OF ELECTRICAL BUSINESS

                  On June 10, 2001, the Company executed an agreement, effective March 31, 2001, to sell it's Electrical Business, including certain related liabilities, to Idan Millenium Investments and Assets Ltd, wholly-owned by the Company's former chief executive officer and current major stockholder, Dov Strikovsky. Mr. Strikovsky was the sole bidder in a public request for proposals that was announced on May 15, 2001 and ended on May 30, 2001. The Board of Directors considered the purchase offer and authorized the Company's acceptance of the Purchaser's bid.

                  The sale was for all the fixed assets, inventories, other assets and liabilities and related goodwill, in the amount of $2,000,000, relating to the electrical operations for a consideration of $597,000. The consideration is payable in 25 monthly installments of $24,000 commencing February 1, 2002. In May 2002 the Company signed an addendum with Idan Millenium Investments and Assets Ltd to change the terms of payments to such that the first 11 installment will be reduced to $7,000 each and the remaining 14 installments will be of $37,000. The Company, considering the collectibility probability, decided to establish an allowance on the amount not yet collected. The first four installments were paid.

                  This summary highlights selected information about the Electrical Business purchase agreement and may not contain all of the information that is important to you. To understand the sale of the Electrical Business more fully and for a more complete description of the legal terms, you should read "ITEM 7B - RELATED TRANSACTIONS", and the agreements, which are attached as Exhibits 10.6 and 10.7 hereto and the other documents referred to herein.

                  The Company's operations during 2001 consisted of two lines of business: (1) core business of developing and marketing broadband Internet fortification solutions which shifted to the development and marketing of capacity enhancement and information analysis solutions for IP networks or the Network Business, which is handled through our wholly-owned subsidiary, Marnetics Ltd., and (2) historical business of electrical and lighting contracting and engineering business or the Electrical Business, which was sold during 2001.

                  During the year 2001, due to the shift of the technology focus of Marnetics, a new CEO was brought into the Company. Menachem Reinschmidt established Marnetics in 1998 and was its first Chief Executive Officer, and oversees all technology development activities of the Company. One of the leading data communication experts in Israel, Mr. Reinschmidt has 17 years of experience in the most advanced fields of computer networks, including design, analysis, integration and development. His expertise incorporates advanced networking topics, including frame relay, TCP/IP, Internet architecture, ATM, Local Area Networks, routers and switches, and voice-over IP.

ITEM 9.           THE OFFER AND LISTING

         A.       LISTING DETAILS

         The following are the high and low sales prices by fiscal quarter for the quarterly periods in which the Ordinary Shares have been traded on the American Stock Exchange.

                                                       ORDINARY SHARES
                                                        TRADING PRICES
                                                    ---------------------
                                                      HIGH         LOW
                                                    ---------   ---------
1998
  Fourth Quarter (from November, 25, 1998).......   US $6.125   US $4.875

1999
  First Quarter .................................       5.250       4.000
  Second Quarter ................................       4.125       1.750
  Third Quarter .................................       2.500       1.500
  Fourth Quarter ................................       3.500       1.33

2000
  First Quarter .................................      24.750       2.500
  Second Quarter ................................      15.750       6.750
  Third Quarter .................................      17.500      14.063
  Fourth Quarter ................................      14.500       6.313

2001
  First Quarter .................................       7.250       4.200
  Second Quarter ................................       4.600       1.100
  Third Quarter .................................       2.200        .300
  Fourth Quarter.................................        .900        .350

2002
  First Quarter..................................        .890        .300
  Second Quarter ................................        .440        .200

         B.       Not applicable

         C.       MARKETS

                  The Company's Ordinary Shares are quoted on the American Stock Exchange under the symbol "MXB." The Company has no present intention to list or quote its securities on any markets outside of the United States. However, the Company may seek such listings in the future if its Board of Directors determines that it is in the best interest of the Company.

                  Possibility of De-Listing

                  At present, the Company may not be in compliance with certain continued listing standards required by the American Stock Exchange, although no assertion has been made by the American Stock Exchange as such, nor has the American Stock Exchange contacted the Company whatsoever about any de-listing. Any such de-listing of the shares would result in a possible absence of a liquid trading market for the Company's Ordinary Shares.

         D.       Not applicable

         E.       Not applicable

ITEM 10.          ADDITIONAL INFORMATION

         A.       Not applicable

         B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

                  Marnetics Broadband Technologies Ltd. is an Israeli company registered with the Israel Registrar of Companies, registration no. 520004389-4.

                  On September 14, 2001 the shareholders of the Company amended
Article 29 of the Articles of Association of the Company regarding the timeframe for the fixing of the record date by the Board of Directors to at least four (4) but not more than forty (40) days prior to a shareholders meeting, or such other timeframe, as allowed by the Regulations under Companies Law (Allowances from Public Companies Whose Shares are Listed for Trade Outside of Israel) - 2000 (the "Regulations") there under or its successor statute. This amendment to the Articles of Association is included as an exhibit as revised articles of association to this annual report on Form 20-F. See "ITEM 19 - EXHIBITS".


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

                  RIGHTS ATTACHED TO SHARES

                  Our registered share capital consists of a single class of 25,000,000 Ordinary Shares, par value NIS 0.08 per share, of which 7,362,390 Ordinary Shares were issued and outstanding as of June 30, 2002. All outstanding Ordinary Shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

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

                  Services agreement with Netlogic Ltd., a company under the control of Mr. Menachem Reinschmidt, Director and CEO of the Company, dated February 11, 2002. See "ITEM 7B - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - RELATED PARTY TRANSACTIONS."

                  Asset purchase agreement between the Company and Idan Millennium Investments and Assets dated as of June 10, 2001 (Effective March 31,
2001). See "ITEM 8B - SIGNIFICANT CHANGES - SALE OF ELECTRICAL BUSINESS."

                  Amendment to the asset purchase agreement between the Company and Idan Millennium Investments and Assets dated as of May 6, 2002. See "ITEM 8B
- SIGNIFICANT CHANGES - SALE OF ELECTRICAL BUSINESS."

                  Agreements to the assignment of debt by and among the Company, Bank Hapoalim Ltd. and Shlavor Systems Ltd. dated as of May 9, 2001. See "ITEM 7B - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS - RELATED PARTY TRANSACTIONS - ASSIGNMENT OF BANK DEBT."

         D.       CURRENCY EXCHANGE CONTROLS

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

                  Neither our Memorandum of Association, Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries that in a state of war with Israel.

         E.       TAXATION

                  ISRAELI TAXATION

                  The following is a short summary of certain Israeli tax consequences to persons holding our ordinary shares. The discussion is not intended and should not be construed as legal or professional tax advice and is not exhaustive of all possible tax considerations.

                  Nonresidents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. The Company is required to withhold income tax at the rate of 25% (15% for dividends generated by an Approved Enterprise) on all distributions of dividends other than bonus shares (stock dividends), unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the income tax treaty between the United States and Israel (the "Treaty"), the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the Treaty) is 25%.

                  Israeli law imposes a capital gains tax on the sale of securities and other capital assets. Under current law, however, gains from sales of the ordinary shares of the Company are exempt from Israeli capital gains tax for so long as (i) the shares are quoted on Nasdaq or listed on a stock exchange recognized by the Israeli Ministry of Finance and (ii) the Company qualifies as an Industrial Company or Industrial Holding Company under the Law for Encouragement of Industry (Taxes), 1969. In addition, under the Treaty, a holder of ordinary shares who is a U.S. resident will be exempt from Israeli capital gains tax on the sale, exchange or other disposition of such ordinary shares unless such holder owns, directly or indirectly, 10% or more of the voting power of the Israeli tax consequences to persons purchasing or holding Ordinary Shares. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

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

                    PROPOSED TAX REFORM

                  On June 12, 2002, the recommendations of a tax reform committee (the "Rabinovich Committee") were published. The Government of Israel decided in a meeting on June 16, 2002 to adopt the recommendations of the Rabinovich Committee. The Israeli Ministry of Finance announced its intentions to bring the recommendations for approval by the Israeli Parliament by the end of July 2002. The recommendations deal with a number of subjects: reduction of the direct tax rate of individual income, tax on the capital markets, tax on income from outside Israel, cancellation of exemptions and encouragement of business and technology entrepreneurship. We cannot be certain whether the proposed reform will be adopted, when it will be adopted or what form any reform will ultimately take.

         F.       Not applicable

         G.       Not applicable

         H.       DOCUMENTS ON DISPLAY

                  The Company (formerly named Stav Electrical Systems (1994) Ltd.) is subject to certain of the informational requirements of the Securities Exchange Act of 1934 and the rules and regulations promulgated there under and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission. Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N. W., Washington, D. C. 20549 and at the Regional Offices thereof at 233 Broadway, New York, New York and at 175 West Jackson Boulevard, Suite 900, Chicago, Illinois. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N. W., Washington, D. C. 20549 at prescribed rates. In addition, beginning in July 2001 the Company began filing its reports with the Commission electronically and any reports, proxy statements and other information filed by the Company after such date may also be inspected the Commission's web site at www.sec.gov.

         I.       SUBSIDIARY INFORMATION

                  Not Applicable

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

                  The Company is exposed to various market risks, including but not limited to risks deriving from changes in interest rates and inflation rates and changes in the exchange rate of the NIS against foreign currencies.

                  Interest Rate Risk. At December 31, 2001, the Company had cash and cash equivalents in the aggregate amount of $2.4 million, deposited primarily in major Israeli banks. These amounts accrue or bear nominal interest based on U.S. dollar interest rate and NIS interest rate.

                  Foreign Currency Exchange Risks. At December 31, 2001, 93% of the cash and cash equivalent were deposits denominated in NIS and linked to the US dollar exchange rate. Only 15% of the Company's current assets were cash deposits denominated in NIS in the aggregate amount of $0.4 million. These amounts as presented in U.S. dollars may be affected by changes in the exchange rate between NIS and the U.S. dollars.

                  Fair value of financial instruments. The financial instruments of the Company consist primarily of cash and cash equivalents and accounts payable. In view of their nature, the fair value of the financial instruments included in the Company's working capital is usually identical or close to their carrying amount.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

                  Not applicable.

                                     PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGE AND DELINQUENCIES

                  Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

                  Not applicable

ITEM 15.

                  [RESERVED]

ITEM 16.

                  [RESERVED]

                                    PART III

ITEM 17.          FINANCIAL STATEMENTS.

                  Not applicable. The Company has elected to furnish financial statements pursuant to Item 18 below.

ITEM 18.          FINANCIAL STATEMENTS.

                  The Consolidated Financial Statements and related notes required by this item are contained on pages F-1 through F-18.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS                                       Page
------------------------------------------                                   ------------
Report of Independent Public Accountants...................................  F-2
Consolidated Balance Sheets as of December 31, 2001 and 2000...............  F-3
Consolidated Statements of Operations or the years ended
  December 31, 2001, 2000 and 1999 and for the cumulative period from
  June 1, 1998 to December 31, 2001........................................  F-4
Statements of Changes in Shareholders' Equity for the years ended
  December 31, 2001, 2000 and 1999.........................................  F-5
Statements of Consolidated Cash Flows
  for the years ended December 31, 2001, 2000 and 1999
  and for the cumulative period from June 1, 1998 to December 31, 2001.....  F-6 to F-8
Notes to the Financial Statements .........................................  F-9 to F-18

ITEM 19.          EXHIBITS

1.1               Memorandum of Association of the Registrant (filed as Exhibit
                  3.1 to Form F-1 Registration Statement No. 333-8800 and by this reference incorporated herein).

1.2 Amended and Restated Articles of Associations of the Registrant (including revision for Amendment from September 14, 2001 reflected in amended wording to Article 29).

4.1               2001 Share Option Plan (incorporated by reference to Exhibit
                  4.1 to the Company's annual report on Form 20-F for year ended December 31, 2000).

4.2 Services agreement with Netlogic Ltd., a company under the control of Mr. Menachem Reinschmidt, Director and CEO of the Company, dated February 11, 2002.

8 List of subsidiaries (incorporated by reference to "Item 4 - Information on the Company - Organizational Structure" in this annual report on Form 20-F).

10.1 Form of officers' and directors' indemnification agreement (filed as Exhibit 10.3 to Form F-1 Registration Statement No. 333-8800 and by this reference incorporated herein).

10.2 Loan agreement between Bank Hapoalim Ltd. and the Registrant (filed as Exhibit 10.4 to Form F-1 Registration Statement No. 333-8800 and by this reference incorporated herein).

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

10.5 Indemnification agreement between Dov Strikovsky, the Company and the former shareholders of Marnetics Ltd. dated as of June 30, 2001 (incorporated by reference to Exhibit 10.5 to the Company's annual report on Form 20-F for year ended December 31, 2000).

10.6 Asset purchase agreement between the Company and Idan Millennium Investments and Assets Ltd. dated as of June 10, 2001 (incorporated by reference to Exhibit 10.7 to the Company's annual report on Form 20-F for year ended December 31, 2000).

10.7 Amendment to the asset purchase agreement between the Company and Idan Millennium Investments and Assets Ltd. dated as of May 6, 2002.

10.8 Agreements to the assignment of debt by and among the Company, Bank Hapoalim Ltd. and Shlavor Systems Ltd. dated as of May 9, 2001 (incorporated by reference to Exhibit 10.9 to the Company's annual report on Form 20-F for year ended December 31, 2000).

10.9 OEM agreement by and between Marnetics Ltd. and Speedwise Technologies Ltd. dated as of July 8, 2001 (incorporated by reference to Exhibit 10.10 to the Company's annual report on Form 20-F for year ended December 31, 2000).

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                       MARNETICS BROADBAND TECHNOLOGIES LTD.




                                       By: /s/ Menachem Reinschmidt
                                           -------------------------------------
                                           Menachem Reinschmidt, CEO

                                       By: /s/ Ilan Hadar
                                           -------------------------------------
                                           Ilan Hadar, CFO

Date:  July 11, 2002

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS


                                DECEMBER 31, 2001

                      MARNETICS BROADBAND TECHNOLOGIES LTD.

                        CONSOLIDATED FINANCIAL STATEMENTS



                                    CONTENTS

                                                                            Page

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                      2

   CONSOLIDATED BALANCE SHEETS
      as at December 31, 2001 and 2000                                        3

   CONSOLIDATED STATEMENTS OF OPERATIONS
      for the years ended December 31, 2001, 2000 and 1999 and
      for the cumulative period from June 1, 1998 to December 31, 2001        4

   STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
      for the years ended December 31, 2001, 2000 and 1999                    5


   CONSOLIDATED STATEMENTS OF CASH FLOWS
      for the years ended December 31, 2001, 2000 and 1999 and
      for the cumulative period from June 1, 1998 to December 31, 2001        6

   NOTES TO THE FINANCIAL STATEMENTS                                          9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE SHAREHOLDERS OF MARNETICS BROADBAND TECHNOLOGIES LTD.


We have audited the accompanying consolidated balance sheets of MARNETICS BROADBAND TECHNOLOGIES LTD. ("the Company") (a development-stage company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999 and the cumulative period from June 1, 1998 (date of commencement of operations) to December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company (a development-stage company) as of December 31, 2001 and 2000, and its consolidated results of operations, changes in shareholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999 and the cumulative period from June 1, 1998 (date of commencement of operations) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1b. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS (ISRAEL)
A MEMBER OF DELOITTE TOUCHE TOHMATSU

Tel Aviv, Israel
May 30, 2002

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                              (U.S.$ IN THOUSANDS)

                           CONSOLIDATED BALANCE SHEETS

                                                               DECEMBER 31,
                                                           --------------------
                                                             2001        2000
                                                           --------    --------
CURRENT ASSETS:
Cash and cash equivalents                                  $  2,418    $  6,546
Receivables:
   Trade                                                         --         723
   Related parties (Note 3)                                      --         690
   Other  (Note 6a)                                             248         123
Inventories                                                      --         224
Recoverable costs and estimated earnings- not yet billed         --       3,255
                                                           --------    --------
      TOTAL CURRENT ASSETS                                    2,666      11,561
                                                           --------    --------

LONG-TERM LOAN TO RELATED PARTIES (Note 3)                       --       1,272
                                                           --------    --------
INVESTMENT IN AFFILIATE (NOTE 4 & 13)                           582         582
                                                           --------    --------
FIXED ASSETS (Notes 2e & 5)
Cost                                                            267       1,065
Less - accumulated depreciation                                   8         413
                                                           --------    --------
                                                                259         652
                                                           --------    --------
OTHER ASSETS (NOTE 1&12)                                         --      11,309
                                                           --------    --------
                                                           $  3,507    $ 25,376
                                                           ========    ========
CURRENT LIABILITIES:
Short-term bank credit (Note 6b)                           $     50    $  3,337
Payables:
   Trade                                                        135       1,553
   Other (Note 6c)                                              885       1,746
                                                           --------    --------
      TOTAL CURRENT LIABILITIES                               1,070       6,636
                                                           --------    --------
LONG-TERM LIABILITIES (Note 7)                                   --          65
                                                           --------    --------
ACCRUED SEVERANCE PAY                                            --         148
                                                           --------    --------
COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)
SHAREHOLDERS' EQUITY (Note 9)
Share capital:
Ordinary shares of NIS 0.08 par value
   (Authorized, 25,000,000 shares, issued and
   outstanding at December 31, 2000 and
   2001 6,407,333 and 7,362,390 respectively)                   130         130
Additional paid-in capital                                   25,203      25,143
Deferred stock based compensation                            (1,584)     (2,329)
Accumulated deficit                                         (21,312)     (4,417)
                                                           --------    --------
                                                              2,437      18,527
                                                           --------    --------
                                                           $  3,507    $ 25,376
                                                           ========    ========

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
              (U.S.$ IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                             CUMULATIVE FROM
                                                                                              JUNE 1, 1998
                                                                                                (DATE OF
                                                                                               COMMENCEMENT
                                                           YEAR ENDED DECEMBER 31,           OF OPERATIONS)
                                                   --------------------------------------    TO DECEMBER 31,
                                                      2001          2000          1999             2001
                                                   ----------    ----------    ----------    ---------------
Research and development costs (excluding
   $745 and $883 of non-cash compensation
   for the year ended December 31, 2001 and
   cumulative from June 1, 1998 to
   December 31, 2001, respectively) (Note 11a)     $      812    $      252    $       33    $    1,228
Sales and marketing expenses, net (Note 11b)              310           142            --           452
General and administrative expenses
   (excluding $60 and $2,330 of non-cash
   compensation for the year ended December 31,
   2001 and cumulative from June 1, 1998 to
   December 31, 2001, respectively) (Note 11c)          1,128           722            44         2,075
Provision for legal claim (Note 8d)                       750            --            --           750
Impairment of goodwill (Note 12)                        9,309            --            --         9,309
Loss allowance on loan to related party (Note 3)        1,228            --            --         1,228
Non-cash compensation expenses                            805         2,408            --         3,213
                                                   ----------    ----------    ----------    ----------
OPERATING LOSS                                        (14,342)       (3,524)          (77)      (18,255)

Financial income, net                                     175           167             9           359

Loss on sale of property and equipment                     --            --           (28)          (28)

Share in losses of affiliate                               --          (639)          (21)         (660)
                                                   ----------    ----------    ----------    ----------
LOSS FROM CONTINUING OPERATIONS                       (14,167)       (3,996)         (117)      (18,584)

DISCONTINUED OPERATIONS:
Loss from operations of electrical division              (450)           --            --          (450)
Loss on sale of electrical division                    (2,278)           --            --        (2,278)
                                                   ----------    ----------    ----------    ----------
LOSS FOR THE PERIOD                                $  (16,895)   $   (3,996)   $     (117)   $  (21,312)
                                                   ==========    ==========    ==========    ==========
PER SHARE DATA (NOTE 2G)
Basic and diluted:
LOSS PER SHARE FROM CONTINUING OPERATIONS          $    (2.11)   $    (4.15)   $    (0.20)
                                                   ==========    ==========    ==========
LOSS FROM DISCONTINUED OPERATIONS                  $    (0.40)   $       --    $       --
                                                   ==========    ==========    ==========
NET LOSS                                           $    (2.51)   $    (4.15)   $    (0.20)
                                                   ==========    ==========    ==========
SHARES USED IN COMPUTING
  LOSS PER ORDINARY SHARE
Basic and diluted                                   6,725,685       962,553       575,234
                                                   ==========    ==========    ==========

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                               (U.S.$ IN THOUSANDS)
                       STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                          DEFICIT
                                                                                                        ACCUMULATED
                                                                             ADDITIONAL                 DURING THE
                                                  NUMBER OF      SHARE        PAID-IN      DEFERRED     DEVELOPMENT
                                                    SHARES      CAPITAL       CAPITAL    COMPENSATION      STAGE        TOTAL
                                                  ---------    ----------    ----------  ------------   -----------   ----------
BALANCE AT JANUARY 1, 1999                          266,000    $        1    $      682   $       --    $     (304)   $      379
Issuance of shares for no consideration                 559
Adjustment due to issuance of shares of a
   development - stage affiliate to a third
   party                                                                            146                                      146
Loss for the year                                                                                             (117)         (117)
                                                  ---------    ----------    ----------   ----------    ----------    ----------
BALANCE AT DECEMBER 31, 1999                        266,559             1           828           --          (421)          408
                                                  ---------    ----------    ----------   ----------    ----------    ----------
Issuance of share capital                           388,237             1         7,297                                    7,298
Adjustments due to issuance of shares of a
   development - stage affiliate to a third
   party                                                                          1,095                                    1,095
Issuance of options to a related party                                              270                                      270
Deferred compensation related to employee
   stock option grants                                                              631         (631)                         --
Adjustments due to reverse merger - additional
   compensation due to a new measurement date                                     1,836       (1,836)                         --
Amortization of deferred compensation                                                            138                         138
Adjustments due to reverse merger                   759,489            30                                                     30
Issuance of shares in a reverse merger            4,993,048            98        11,186                                   11,284
Compensation relating to options granted to
   former CEO and chairman of the board                                           2,000                                    2,000
Loss for the period                                                                                         (3,996)       (3,996)
                                                  ---------    ----------    ----------   ----------    ----------    ----------
BALANCE AT DECEMBER 31, 2000                      6,407,333           130        25,143       (2,329)       (4,417)       18,527
                                                  ---------    ----------    ----------   ----------    ----------    ----------
Amortization of deferred compensation                                                            745                         745
Compensation related to options granted to
   service providers                                                                 60                                       60
Issuance of shares for no consideration             955,057
Loss for the year                                                                                          (16,895)      (16,895)
                                                  ---------    ----------    ----------   ----------    ----------    ----------
BALANCE AT DECEMBER 31, 2001                      7,362,390    $      130    $   25,203   $   (1,584)   $  (21,312)   $    2,437
                                                  =========    ==========    ==========   ==========    ==========    ==========

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                               (U.S.$ IN THOUSANDS)
                      STATEMENTS OF CONSOLIDATED CASH FLOWS

                                                                                   CUMULATIVE FROM
                                                                                     JUNE 1, 1998
                                                                                      (DATE OF
                                                                                   COMMENCEMENT OF
                                                  YEAR ENDED DECEMBER 31,          OPERATIONS) TO
                                              --------------------------------       DECEMBER 31,
                                                2001        2000        1999            2001
                                              --------    --------    --------     ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period                           $(16,895)   $ (3,996)   $   (117)       $(21,312)
Adjustments to reconcile loss
   for the period to cash used
   in operating activities (Appendix A):        12,775       3,124          (7)         15,959
                                              --------    --------    --------        --------
   Net cash used in operating
      activities                                (4,120)       (872)       (124)         (5,353)
                                              --------    --------    --------        --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired in a non-cash reverse
   merger (Appendix B)                              --          22          --              22
Purchase of fixed assets                           (85)       (186)         --            (318)
Proceeds from sale of fixed assets                  --          --          10              10
                                              --------    --------    --------        --------
   Net cash provided by (used in)
      investing activities                         (85)       (164)         10            (286)
                                              --------    --------    --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term debt, net                              (751)         --          --            (751)
Repayment of long-term loan                        828          --          --             828
Issuance of share capital                           --       7,298          --           7,981
Investment in affiliate                             --          --          (1)             (1)
                                              --------    --------    --------        --------
   Net cash provided by (used in)
      financing activities                          77       7,298          (1)          8,057
                                              --------    --------    --------        --------
Increase (decrease) in cash
   and cash equivalents                         (4,128)      6,262        (115)          2,418

Cash and cash equivalents
   at the beginning of the period                6,546         284         399              --
                                              --------    --------    --------        --------
Cash and cash equivalents
   at the end of the period                   $  2,418    $  6,546    $    284        $  2,418
                                              ========    ========    ========        ========

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                               (U.S.$ IN THOUSANDS)

               APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 CUMULATIVE FROM
                                                                                   JUNE 1, 1998
                                                                                     (DATE OF
                                                                                 COMMENCEMENT OF
                                                  YEAR ENDED DECEMBER 31,         OPERATIONS) TO
                                             --------------------------------      DECEMBER 31,
                                               2001        2000        1999           2001
                                             --------    --------    --------    ---------------
APPENDIX A
ADJUSTMENTS TO RECONCILE LOSS FOR THE
   PERIOD TO NET CASH USED IN
    OPERATING ACTIVITIES:

Depreciation                                 $     53    $      8    $      2    $     70
Loss on sale of fixed assets                       --          --          28          28
Share in losses of affiliate                       --         639          21         660
Loss on sale of discontinued operations
   (Appendix C)                                 2,278          --          --       2,278
Impairment of goodwill                          9,309          --          --       9,309
Loss allowance on loan to related party         1,228          --          --       1,228
Non cash compensation expenses                    805       2,408          --       3,213


Changes in assets and liabilities:
Decrease (increase) in accounts receivable        303         (61)         (1)        235
Increase in other receivables                    (235)         --          --        (235)
Decrease in inventories                           684          --          --         684
(Decrease) increase in trade payables          (1,342)         34         (20)     (1,307)
(Decrease) Increase in other payables
   and accrued expenses                          (308)         96         (37)       (204)
                                             --------    --------    --------    --------
                                             $ 12,775    $  3,124    $     (7)   $ 15,959
                                             ========    ========    ========    ========
SUPPLEMENTAL CASH FLOW DATA
APPENDIX B:
PURCHASE OF A SUBSIDIARY IN A REVERSE
   MERGER:
Current assets                                           $  4,947                $  4,947
Non-current assets                                          1,272                   1,272
Fixed assets                                                  474                     474
Goodwill                                                   11,309                  11,309
Current liabilities                                        (6,497)                 (6,497)
Long-term liabilities                                        (213)                   (213)
Cash acquired                                                  22                      22
                                                         --------                --------
Total non-cash consideration                             $ 11,314                $ 11,314
                                                         ========                ========

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                               (U.S.$ IN THOUSANDS)

               APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 CUMULATIVE FROM
                                                                                   JUNE 1, 1998
                                                                                     (DATE OF
                                                                                 COMMENCEMENT OF
                                             YEAR ENDED DECEMBER 31,              OPERATIONS) TO
                                             --------------------------------      DECEMBER 31,
                                               2001        2000        1999           2001
                                             --------    --------    --------    ---------------
APPENDIX C:
SALE OF ELECTRICAL DIVISION:
Current assets                               $  1,076                            $  1,076
Fixed assets                                      425                                 425
Goodwill                                        2,000                               2,000
Current liabilities                              (867)                               (867)
Long-term liabilities                            (356)                               (356)
                                             --------                            --------
Loss on sale of electrical division
   (see Note 3b)                             $  2,278                            $  2,278
                                             ========                            ========

INFORMATION ON NON-CASH TRANSACTIONS
EXTINGUISHMENTS OF A SHORT-TERM DEBT TO
   BANK IN EXCHANGE FOR ASSIGNMENT OF A
   RECEIVABLE (SEE NOTE 3b)

Short-term debt                              $  2,173                            $  2,173
Assignment of a receivable                     (2,173)                             (2,173)
                                             --------                            --------
                                             $     --                            $     --
                                             ========                            ========

     THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - GENERAL

A.   MARNETICS BROADBAND TECHNOLOGIES LTD. (FORMERLY STAV ELECTRICAL SYSTEMS
     (1994) LTD.) ("the Company or Stav") is engaged in the development of capacity enhancement and fortification solutions for IP networks through its wholly owned subsidiary Marnetics Ltd. ("Marnetics") and was engaged in the manufacture, installation and maintenance of electrical and lighting systems, mainly for public institutions (see below).

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

     The merger between Marnetics and the Company was accounted for as a reverse merger. As the shareholders of Marnetics (as a group) received the largest ownership interest in the Company, Marnetics was determined to be the "accounting acquirer" in the reverse acquisition. As a result, the historical financial statements of the Company (prior to December 31, 2000) were replaced with the historical financial statements of Marnetics. The statements of operations for 2000 and 1999 include the operations of Marnetics. The December 31, 2000 balance sheet includes the accounts of the Company and Marnetics. The fair value of Stav shares, US$ 11,314,280 was determined on the basis of the average market price of its outstanding shares US$ 8.00 per share. Goodwill in the amount of $11,309,000 was recorded accordingly.

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

                                                             (UNAUDITED)
                                                     --------------------------
                                                       YEAR ENDED DECEMBER 31,
                                                     --------------------------
                                                       2000              1999
                                                     --------          --------
     Revenues                                        $  4,498          $  5,152
     Net income                                       (10,751)           (1,227)
     Earnings per share:
     Basic                                              (1.68)            (0.19)
     Diluted                                         $  (1.68)         $  (0.19)

     Effective March 2001 the Company sold to Idan Millennium Investments and Assets Ltd ("IDAN") , a company under the control of Mr. Strikovsky, former CEO and former chairman of the board, all the fixed assets, inventories, other assets and liabilities and goodwill related to the electrical operations for a consideration of $597,000. The balance of $597,000 was not recognized as the probability of its realization is in doubt (See also Note
     3).

B. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

     The Company has a limited operating history and has sustained losses since its inception. As shown in the accompanying financial statements, the Company incurred a net loss of $16,895,000 for the year ended December 31, 2001 and as of that date has accumulated loss of $ 21,312,000. The future of the Company is dependent upon future profitable operations from the commercial success of its operations. Management is actively seeking additional capital that will provide funds needed to fund its operations in order to fully implement its business plans.

     There is no assurance, however, that additional capital will be available to the Company and the inability to obtain such financing would have a material adverse effect on the Company. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty and these adjustments may be material.

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

     Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation". All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statement of operations as they occur.

D.   CASH EQUIVALENTS

     Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities when purchased of three months or less.

E.   FIXED ASSETS

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

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (cont.)

F.   RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are expensed as incurred.

G.   EARNINGS PER SHARE

     The Company has adopted Statement No. 128 of the FASB "Earnings Per Share" ("SFAS 128"). Basic and diluted earnings per ordinary share are computed using the weighted average number of shares outstanding.

H.   DEFERRED INCOME TAXES

     Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured for financial statement purposes and for tax purposes, at tax rates expected to be in effect when these differences reverse.

I.   FAIR VALUE OF FINANCIAL INSTRUMENTS

     The financial instruments of the Company consist mainly of cash and cash equivalents, current accounts receivable, accounts payable and accruals. Due to the relatively short period to maturity, the fair value of the financial instruments included in the working capital of the Company approximates their carrying amounts.

J.   RECENT ACCOUNTING PRONOUNCEMENTS

     In July 2001, the Financial Accounting Standards Board ("FASB") issued statement of Financial Accounting Standards No. 141 ("SFAS 141"), Business Combinations." SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements.

     In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 ("SFAS 142"), Goodwill and Other Intangible Assets", which is effective January 1, 2002. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the identification of reporting units for transitional goodwill impairment test six months from the date of adoption. The Company does not believe that the adoption of SFAS 142 will have a significant impact on its financial statements.

     In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"), which is effective for years beginning after June 15, 2002, which will be the Company's fiscal year 2003. FAS 143 addresses legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development or normal operation of a long-lived asset. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Any associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset and expensed over the life of the asset. The Company does not believe that the adoption of SFAS 143 will have a significant impact on its financial statements.

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations, for a disposal of a segment of a business. FAS 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company has not yet determined what the effect of FAS 144 will be on the earnings and financial position of the Company.

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - RELATED PARTIES

                                                              DECEMBER 31,
                                                     ---------------------------
                                                       2001                2000
                                                     -------             -------
     MR. DOV STRIKOVSKI (FORMER CEO AND FORMER
        CHAIRMAN OF THE BOARD):
     Loan a.(1)                                      $    --             $ 1,484
                                                     -------             -------
     Current account a.(2)                           $    --             $   478
                                                     =======             =======

a.(1) The loan was linked to the Israeli CPI and bore interest of 2% per annum and was repayable in eight annual installments each comprised of 1/8 of the principal and the accrued interest thereon commencing January 2001. At December 31, 2001 the Company reassessed the collectibility of the loan, in the amount of $1,228,000 in accordance with provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan", and resolved, considering the probability of its collectibility, to establish a loan loss allowance for the entire amount. Income from impaired loan will be recorded using the cash method.

  (2) In prior years advances were paid to certain suppliers in the amount of $478,000. In accordance with the share exchange agreement (see Note 1) the Company asked Mr. Strikovsky for the repayment of such amounts. The excess advances were paid during 2001.

      b.(1) On May 9, 2001 an agreement (the "Bank Agreement") was signed between the Company and Bank Hapoalim, Ltd.(the "Bank") with respect to the Company's debt to the Bank in the amount of $3,127,000 (the "Debt"). In accordance with the Bank Agreement, the Bank has agreed to release the Company from its obligation to repay the Debt and to cancel the floating charge and liens registered in favor of the Bank on properties of the Company provided that, by May 31, 2001 the Company shall pay $954,000 to the Bank on account of the Debt (the "Repaid Amount") and in addition the Company shall have assigned to the Bank all its rights with respect to the debt of the municipality of Hod Hasharon to the Company in the amount of $2,173,000. The Company paid the $954,000 and made the assignment in the aforesaid amount.
      In addition, the Company has provided the bank with a guarantee of up to $716,000, which decreases in the ratio of NIS 1:2 paid on account of the outstanding debt of Hod Hasharon.

  (2) Following the Bank Agreement, on June 30, 2001 an agreement (the "Agreement") was signed between Mr. Strikovsky and the Company pursuant to which Strikovsky agreed to reimburse the Company for the Repaid Amount and any additional amount that the Company may have to pay to the Bank if the Bank exercises the guarantee related to the debt of Hod Hasharon. The reimbursement amount of $954,000 is due and payable to the Company and will be paid in monthly installments of $48,000 commencing on June 1, 2004 until paid in full. All amounts due and payable to the Company are linked to the Israeli CPI and bear interest of 4% per annum.
      The reimbursement amount of $954,000 was not yet recognized as the probability of its realization is in doubt.

  (3) Effective March 2001 the Company sold to IDAN, a company under the control of Strikovsky, all the fixed assets, inventories, other assets and liabilities and related goodwill, in the amount of $2,000,000, relating to the electrical operations for a consideration of $597,000. The consideration is payable in 25 monthly installments of $24,000 commencing February 1, 2002. In May 2002 the Company signed an addendum with IDAN to change the terms of payments to such that the first 11 installment will be reduced to $7,000 each and the remaining 14 installments will be of $37,000. The Company, considering the collectibility probability, decided to establish an allowance on the amount not yet collected.

  (4) To secure his obligations under the various agreements Mr. Strikovsky has collateralized 300,000 shares that he owns of the Company.

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4 - INVESTMENT IN AFFILIATE

Until September 2000 the Company held 33.6% of the outstanding shares of Speedwise Technologies Ltd ("Speedwise"). In September 2000, Speedwise issued shares to a third party resulting in a decrease in the Company's holdings in Speedwise to 19.19% and during February 2001 additional shares were issued to third parties resulting in a further dilution to 15%. Effective January 1, 2001 the investment is carried at cost (see also Note 13).

NOTE 5 - FIXED ASSETS

                                                             DECEMBER 31,
                                                      -------------------------
                                                        2001              2000
                                                      -------           -------
Cost:
   Computers and software                             $   178           $   304
   Leasehold improvements                                  50               116
   Motor vehicles                                          --               610
   Furniture and fixtures                                  39                35
                                                      -------           -------
                                                      $   267           $ 1,065
                                                      =======           =======
Accumulated depreciation:
   Computers and software                             $    (6)          $  (100)
   Leasehold improvements                                  (1)              (55)
   Motor vehicles                                          --              (257)
   Furniture and fixtures                                  (1)               (1)
                                                      -------           -------
                                                      $    (8)          $  (413)
                                                      =======           =======

NOTE 6 - SUPPLEMENTARY BALANCE SHEET INFORMATION

A.   OTHER RECEIVABLES

                                                             DECEMBER 31,
                                                      --------------------------
                                                        2001              2000
                                                      -------           --------
     Prepaid expenses                                 $    13           $     77
     Restricted cash                                       30                 24
     Advances to suppliers                                 --                 14
     Government authorities                               102                 --
     Others                                               103                  8
                                                      -------           -------
                                                      $   248           $    123
                                                      =======           ========

B.   SHORT-TERM BANK CREDIT

                                                             DECEMBER 31,
                                     INTEREST RATES    -------------------------
                                          %             2001            2000
                                    --------------     ------       ------------
     UNLINKED SHEKEL CREDIT
     Overdraft                        13.7-10.2        $   50          $2,609
     Short-term loans                  6.2-10.2            --             680
                                                       ------          ------
                                                           50           3,289
     Current maturities of
        long-term loans                                    --              48
                                                       ------          ------
                                                       $   50          $3,337
                                                       ======          ======

Liens - see Note 8c

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 6 - SUPPLEMENTARY BALANCE SHEET INFORMATION (cont.)

C.   OTHER PAYABLES:

                                                                DECEMBER 31,
                                                           ---------------------
                                                            2001           2000
                                                           ------         ------
     Wages and related accruals                            $   52         $  508
     Government authorities                                    27            834
     Accrued expenses (see also Note 8d)                      806            284
     Other                                                     --            120
                                                           ------         ------
                                                           $  885         $1,746
                                                           ======         ======

NOTE 7 - LONG-TERM LIABILITIES

                                                                DECEMBER 31,
                                                           ---------------------
                                                            2001           2000
                                                           ------         ------
     Long-term loan                                        $   --         $   44
     Finance leases                                            --             85
     Less - current maturities                                 --             48
                                                           ------         ------
                                                               --             81
     Less - deposit                                            --             16
                                                           ------         ------
                                                           $   --         $   65
                                                           ======         ======

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - COMMITMENTS AND CONTINGENT LIABILITIES

A.   LEASE AGREEMENT

     The facilities of the subsidiary are rented under an operating lease for a period of one year commencing May 14, 2000 and include a two-year lease extension option to extend the lease for one year periods upon prior written notice. The Company exercised the option and extended the lease term for additional year. The rent expenses under the operating lease for the year ended December 31, 2001 totaled $ 35,000.

B.   EMPLOYMENT AGREEMENT

     In June 1999, the Company entered into an employment agreement with Mr. Strikovsky providing that, through December 31, 2002, Mr. Strikovsky will serve as President and Chief Executive Officer of the Company at a base salary of $15,000 per month payable in New Israeli Shekels. The contract was terminated effective March 31, 2001, the date on which Mr. Strikovsky resigned from his duties.

C.   LIENS, SECURITY AND GUARANTEES

     1. The Company has provided the Bank with a guarantee of up to $716,000, which decreases in the ratio of NIS 1:2 paid on account of the outstanding debt of Hod Hasharon. (see also Note 3b). The Company was informed that Hod-Hashron is delaying its payments due to the Bank. According to the Bank Agreement the Bank was entitled to exercise the guarantee no earlier than May 31, 2002, or if legal procedures are carried out against Hod-hasharon no earlier than November 30, 2002. The legal advisors of the Company are of the opinion that legal procedures have been commenced against Hod-Hasharon and the Bank can exercise the guarantee no earlier than November 30, 2002.

     2. As of December 31, 2001, the Company was contingently liable for bank guarantees under performance obligations to customers totaling US$ 184,000.

D.   LEGAL CLAIM

     The Company was named as a defendant in a claim for specific performance of an agreement allegedly entered into by the Company and the plaintiff in April 1999 (the "Agreement") as well as damages as a result of a breach of the agreement. On July 2, 2001, due to the fact that no defense and/or reply was provided by the Company, judgment was entered against the Company in the amount of $725,000. On February 7, 2002 the Company filed a motion to vacate the judgment and on February 27, 2002 the court rejected the motion. The Company is in the process of filing an appeal on the court decision. The Company has established an allowance in the amount of $750,000 to provide for its possible exposure.

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

b. In January 2000, Marnetics issued 36,318 ordinary shares of NIS 0.01 par value to an investor in consideration for $295,000. In addition, Marnetics granted the investor options to purchase 10,465 outstanding shares of the Company at $8.12 per share.

c. In February 2000, Marnetics issued 130,719 ordinary shares of NIS 0.01 par value to ECI Communications Ltd. for $2,000 thousand.

d. Through September 30, 2000, Marnetics has agreed to grant to specific employees options to purchase 40,437 ordinary shares of the Company pursuant to their employment agreements. The exercise price of the options is $1. Most of the options vest over four years. As part of the share exchange agreement such options were replaced with 308,300 options to purchase ordinary shares of the Company (see also Note 9(g) below).

e. In October 2000 Marnetics reached an agreement with a group of new investors (the "Investors"). In accordance with the agreement, the Company issued to the Investors 221,200 ordinary shares in consideration of $5,076 thousand.

f. On June 1, 2000 a share exchange agreement ("the agreement") was signed between the Company and Marnetics. The agreement was consummated after final approval of the Company's shareholders on December 20, 2000. Pursuant to the agreement the Company issued to the shareholders of Marnetics shares and options in the amounts of 4,993,048 and 1,761,236 (including 308,300 options to employees of Marnetics - see 9(g) below) respectively, representing 75% of its outstanding shares and options, on a fully diluted basis, in exchange for all shares in Marnetics.

g. Pursuant to the agreement the Company issued newly unvested options to purchase 308,300 ordinary shares of the Company to the employees of Marnetics for their unvested options in Marnetics. In connection with this issuance, the Company recorded a deferred stock compensation expense totaling $1,836,000.

h. In connection with the agreement, the Board of Directors of the Company adopted an Option Plan (the "Option Plan"). The Option Plan provides for the grant of options to purchase up to an aggregate of 1,000,000 Ordinary Shares to directors, key employees and consultants of the Company. The Board of Directors of the Company will determine the terms of the grants. Under the Option Plan, the Company granted, to a company under the control of the former CEO and chairman of the board of the Company, 400,000 fully vested options to purchase shares at the exercise price of $3. With respect to these options non-cash compensation expenses totaling $2,000,000 were recorded and charged to earnings in accordance with APB 25 "Accounting for Stock Issued to Employees".

     The amount of options outstanding is 1,978,101 of which 390,351 were granted to employees.

i. During 2001, option granted to Marnetics certain shareholder in connection with the merger, were expired unexercised. According to the merger agreement such options have to be divided pro-ratably between the formers shareholder of Marnetics. The Company issued 955,057 shares which were divided pro-ratably according to the agreement.

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

DEFERRED TAXES

The main components of the Company's deferred tax assets are as follows:

                                                                DECEMBER 31,
                                                           --------------------
                                                             2001         2000
                                                           -------      -------
Deferred tax assets:
Net operating loss carryforwards in Israel                 $(3,507)     $(1,786)
Accrued severance pay, inventory adjustments,
   accrued vacation pay and allowances for
   doubtful debts                                               --          (96)

Less - Valuation allowance                                   3,507        1,882
                                                           -------      -------
   Balance                                                 $    --      $    --
                                                           =======      =======


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

Tax loss carryforwards of the Company and its subsidiary company totalling US$ 9,700 thousand are unlimited in duration, denominated in NIS and linked to the Israeli consumer price index.

TAX ASSESSMENTS

The Company has not been assessed for income tax purposes since incorporation.

NOTE 11 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

A.   RESEARCH AND DEVELOPMENT COSTS

                                                                CUMULATIVE FROM
                                                                  JUNE 1, 1998
                                                                   (DATE OF
                                                                 COMMENCEMENT
                                YEAR ENDED DECEMBER 31,        OF OPERATIONS) TO
                            ------------------------------        DECEMBER 31,
                             2001        2000        1999             2001
                            ------      ------      ------     -----------------
Salaries and related
   expenses                 $  670      $  217      $   11           $  998
Sub-contractors                 --          17          20               60
Depreciation                    --           6           2               16
Other                          142          12          --              154
                            ------      ------      ------           ------
                            $  812      $  252      $   33           $1,228
                            ======      ======      ======           ======

                      MARNETICS BROADBAND TECHNOLOGIES LTD.
                          (A DEVELOPMENT STAGE COMPANY)
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11 - SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION (cont.)

B.     SALES AND MARKETING EXPENSES, NET

                                                                CUMULATIVE FROM
                                                                  JUNE 1, 1998
                                                                   (DATE OF
                                                                 COMMENCEMENT
                                  YEAR ENDED DECEMBER 31,      OF OPERATIONS) TO
                               ----------------------------       DECEMBER 31,
                                2001       2000       1999          2001
                               ------     ------     ------    -----------------
Salaries and related
   expenses                    $  251     $   95     $   --          $  346
Advertising and marketing
   Costs                           75         61         --             136
                               ------     ------     ------          ------
Gross sales and marketing
   Costs                          326        156         --             482

Less-participation from
   the Government of Israel       (16)       (14)        --             (30)
                               ------     ------     ------          ------
                               $  310     $  142     $   --          $  452
                               ======     ======     ======          ======

C.   GENERAL AND ADMINISTRATIVE EXPENSES

                                                                CUMULATIVE FROM
                                                                  JUNE 1, 1998
                                                                   (DATE OF
                                                                 COMMENCEMENT
                                  YEAR ENDED DECEMBER 31,      OF OPERATIONS) TO
                               ----------------------------       DECEMBER 31,
                                2001       2000       1999          2001
                               ------     ------     ------    -----------------
Salaries and related expenses  $  472     $  242     $   11          $  826
Professional services             321        305          8             660
Management fee                     --         43         --              43
Others                            335        132         25             546
                               ------     ------     ------          ------
                               $1,128     $  722     $   44          $2,075
                               ======     ======     ======          ======


NOTE 12 - IMPAIRMENT OF GOODWILL

During 2001, in view of the markets downstream, the Company assessed the value and future benefit of its enterprise level goodwill pursuant to Accounting Principles Board Opinion No. 17, "Intangible Assets" ("APB 17") (see Note 1 &
3b). The result of the assessment was a full write-off of the goodwill in the amount of $9,309,000.

NOTE 13 - SUBSEQUENT EVENTS - UNAUDITED

Speedwise is actively seeking additional funds to enable it to continue its operations through the end of the year. If such additional funds will not be available for Speedwise or if a business combination is effected with Speedwise reflecting a lower value for Speedwise than the carrying amount, some or all of the Company's investment may not be recoverable. (see Note 4)