Form 20-F
period 2002-12-31
MARNETICS BROADBAND TECHNOLOGIES LTD
filed 2003-06-30
CIK 1062447

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 000-29736

Marnetics Broadband Technologies Ltd.
(Exact Name of Registrant as specified in its charter)
Not applicable
(Translation of Registrant’s name into English

Israel
(Jurisdiction of incorporation or organization)

10 Hayezira Street Ra’anana 43000 Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each Class		Name of each exchange on which registered
None

Securities registered to or to be registered pursuant to Section 12(g) of the Act.

Ordinary Shares, nominal value NIS 0.08 per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2002, 7,362,390 of the Registrant’s Ordinary Shares, par value NIS 0.08 per share, were issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X    No ___

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17 ___   Item 18  X

TABLE OF CONTENTS

PART I		PAGE

Item 1:	Identity of Directors, Senior Management and Advisers	3
Item 2:	Offer Statistics and Expected Timetable	3
Item 3:	Key Information	3
Item 4:	Information on the Company	12
Item 5:	Operating and Financial Review and Prospects	24
Item 6:	Directors, Senior Management and Employees	32
Item 7:	Major Shareholders and Related Party Transactions	41
Item 8:	Financial Information	46
Item 9:	The Offer and Listing	49
Item 10:	Additional Information	51
Item 11:	Quantitative and Qualitative Disclosures about Market Risk	61
Item 12:	Description of Securities Other than Equity Securities	61

PART II

Item 13:	Defaults, Dividend Arrearages and Delinquencies	61
Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	61
Item 15:	Controls and Procedures	60
Item 16A:	Audit Committee Financial Report	62
Item 16B:	Code of Ethics	62

PART III

Item 17:	Financial Statements	62
Item 18:	Financial Statements	63
Item 19:	Exhibits	63

                         Reference herein to the (1) “Company”, is to Marnetics Broadband Technologies Ltd., which may be referred to as “we,” “us” or “our” and unless context indicates otherwise, includes its wholly-owned subsidiary, Marnetics, Ltd.and Marnetics Ltd.’s wholly-owned subsidiary Marnetics, Inc., and (2) referenced herein to “Marnetics” unless context indicates otherwise, refers to Marnetics Ltd. and Marnetics Ltd.’s wholly- owned subsidiary Marnetics, Inc..

                         BITmax™ and Prospera™ are trademarks of the Company. This annual report also contains trademarks of other companies.

Note Regarding Forward-Looking Statements

                         Our disclosure and analysis in this report contains statements relating to results   including certain projections and business trends that are considered “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  Without limiting the foregoing, the words “believes,” “anticipates,” “plans,” “intends,” “expects” and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to the risks detailed under “Item 3: Key Information –Risk Factors”. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to, changes in economic conditions and competitive pressures within the Company’s markets, as well as other risks and uncertainties detailed from time to time in the filings of the Company with the Securities and Exchange Commission. In addition, any forward-looking statements represent estimates only as of the date this annual report was first filed with the Securities Exchange Commission and should not be relied upon as representing the Company’s estimates as of any subsequent date. While the Company may elect to update forward-looking statements at some point in the future, the Company specifically disclaims any obligations to do so, even if its estimates change.

PART I

Item 1.             Identity of Directors, Senior Management and Advisers

                         Not Applicable.

Item 2.             Offer Statistics and Expected Timetable

                         Not Applicable.

Item 3.             Key Information.

            A.         Selected Financial Data

                         The following selected summary of financial information was derived from our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Effective December 31, 2000, Marnetics Ltd. was acquired by the Company (formerly named Stav Electrical Systems (1994) Ltd.) in exchange for which the Company issued to the shareholders and option holders of Marnetics Ltd. shares and options in the Company representing approximately 75% of its outstanding shares, on a fully diluted basis. The acquisition of Marnetics Ltd. by the Company was accounted for as a reverse acquisition.  Marnetics Ltd. was determined to be the “accounting acquirer” in the transaction since the former shareholders and option holders of Marnetics Ltd., as a group, received the largest ownership interest in the Company. As a result, the historical financial statements of the Company prior to December 31, 2000 were replaced with the historical financial statements of Marnetics. The statement of operations for 2001 includes the operations of the Company and of Marnetics. The statements of operations for 2000, and 1999 include only the results of operations of Marnetics. The December 31, 2002, December 31, 2001 and December 31, 2000 balance sheet includes the consolidated accounts of the Company and Marnetics.

                          As of April 26, 2003, the Company decided to lay off the majority of the employees of the Company and its wholly-owned subsidiary, Marnetics Ltd. in the areas of marketing, sales and research and development. The remaining employees are in the area of administration and will be left for the next few months, possibly to the end of the year 2003.

                         The selected summary data should be read in conjunction with Item 5: “Operating and Financial Review and Prospects”, and as qualified in their entirety by our Consolidated Financial Statements and Related Notes, and Item 18  - Financial Statements, including General - Note 1b, presented in United States dollars in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), and audited and prepared by Brightman Almagor & Co., Certified Public Accountants (Israel), a member of Deloitte Touche Tohmatsu, independent public accountants in Israel, 1 Azrieli Center, Tel Aviv 67201, Israel.

	Year ended December 31,			Year Ended December 31,	Cumulative from June 1, 1998 to December 31, (1)

	2002	2 0 01	2000	1999	2002

	US $ in thousands
Revenues	19	—	—	—	19
Research and development costs	486	812	252	33	1,714
Sales and marketing expenses, net	464	310	142	—	916
General and administrative expenses	784	1,128	722	44	2,859
Provision of legal claims	(500)	750	—	—	250
Impairment of Goodwill	—	9,309	—	—	9,309
Loss allowance on loan to related party	—	1,228	—	—	1,228
Collection of loan from related party	(266)	—	—	—	(266)
Write-down of investment to affiliate	522	—	—	—	522
Provision for a Bank guarantee	716	—	—	—	716
Non-cash compensation expenses	792	805	2,408	—	4,005

Operating loss	(2,979)	(14,342)	(3,524)	(77)	(21,253)

Financial income, net	32	175	167	9	391
Loss on sale of property and equipment	—	—	—	(28)	(28)
Taxes in Income	(74)	—	—	—	(74)
Share in losses of affiliate	—	—	(639)	(21)	(660)

Loss from continuing operations	(3,021)	(14,167)	(3,996)	(117)	(21,605)
Discontinued operations:
Loss from operations of electrical division	—	(450)	—	—	(450)
Loss on sale of electrical division	—	(2,278)	—	—	(2,278)

Loss for the period	(3,021)	(16,895)	(3,996)	(117)	(24,333)

Per share data
Basic and diluted:
Loss per share from continuing operations	$ (0.41)	$ (2.11)	$ (4.15)	$ (0.20)

Loss from discontinued operations	$ —	$ (0.40)	$ —	$ —

Net loss	$ (0.41)	$ (2.51)	$ (4.15)	$ (0.20)

Shares used in computing loss per ordinary share
Basic and diluted	7,362,390	6,725,685	962,553	575,234

	At December 31, US $ in thousands

Balance Sheet Data	2002	2001	2000	1999

Working capital	3	1,652*	4,925	282
Total assets	1,485	3,451*	25,376	418
Short term credits and current maturities of long- term debt	—	50	3,337	—
Long-term debt	—	—	213	—
Shareholders’ equity	208	2,437	18,527	408

 (1) Marnetics Ltd. was established and commenced its operations in June 1998.
* Reclassified.

            B.         CAPITALIZATION AND INDEBTEDNESS

                         Not Applicable.

            C.         REASONS FOR THE OFFER AND USE OF PROCEEDS

                         Not applicable.

            D.         Risk Factors

                         General Overview

                         The Company’s operations during 2002 consisted of the core business of developing and marketing network capacity enhancement and network information analysis solutions for IP networks or the Network Business, which is handled through our wholly-owned subsidiary, Marnetics Ltd. During 2002 the Company also dealt with some legal issues and collection of debt relating to the Electrical Business, which was sold during 2001. See “Item 8B – Significant Changes.”

                           Our business, operating results and financial condition could be seriously harmed due to any of the following risks. If we do not successfully address any of the risks described below, we could experience a material adverse effect on our business, results of operations and financial condition and our share price may decline. We cannot assure you that we will successfully address any of these risks.

               On February 2,  2003 the American Stock Exchange (“AMEX” or the “Exchange”), notified the Company that the Company no longer complies with the Exchange’s continued listing standards and therefore the Company’s Ordinary Shares are subject to being delisted from the Exchange. On February 9, 2003, the Company submitted a request for an oral hearing before a committee of the Exchange in order to appeal the Exchange’s above determination. On March 27, 2003 the AMEX, notified the Company of the decision of the Exchange’s Listing Qualification Panel (the “Panel”), which considered a request for review by the Company of the AMEX staff’s determination to prohibit the continued listing of the Company’s ordinary shares on the Exchange and initiate delisting proceedings due to the Company not meeting the market value standard set forth in Section 1003(b)(i)(C) of the AMEX Company Guide (the “Guide”), in that the Company’s aggregate market value of shares publicly held is less than $1,000,000 for more than 90 consecutive days, as well as the substantial period of time at which the Company’s Ordinary Shares have been selling for a low price per share (Section 1003(f)(v) of the Guide).

                         Upon its review, at the request of the Company, the Panel has agreed with the determination of the AMEX Staff that the Company’s ordinary shares should be delisted by the Exchange. In turn, the AMEX applied to the SEC to strike the Company’s ordinary shares from listing and registration on the AMEX. The Company recently started trading on the Pink Sheets, which are substantially less liquid and efficient. See “Item 9B – Listing – Markets.”

                           As of April 26, 2003, the Company decided to lay off the majority of the employees of the Company and its wholly-owned subsidiary, Marnetics Ltd. in the areas of marketing, sales and research and development. The remaining employees are in the area of administration and will be left for the next few months, possibly to the end of the year 2003. A new updated budget was approved that reflects the reduction of the research and development, and marketing and sales operations of the Company and Marnetics Ltd.  The Company asked the assistance of several investment bankers and consultants to evaluate the subsidiary, Marnetics Ltd., in order to assist the Board of Directors regarding the possible sale of Marnetics Ltd. or its technology. There is no guarantee the Company will find a buyer for Marnetics Ltd. or its technology. See “Item 8B – Significant Changes.”

                          Risks Relating to the Network Business

                         The Company’s operations during 2002 consisted of the core business of developing and marketing network capacity enhancement and network information analysis solutions for IP networks or the Network Business, which is handled through our wholly-owned subsidiary, Marnetics Ltd. See “Item 8B – Significant Changes.”

                         As of April 26, 2003, the Company decided to lay off the majority of the employees of the Company and its wholly-owned subsidiary, Marnetics Ltd. in the areas of marketing, sales and research and development. The remaining employees are in the area of administration and will be left for the next few months, possibly to the end of the year 2003.

                         Technological Factors; Uncertainty of Product Development

                         Despite the fact that the Company during 2002 finalized the research and development of the second version of the family of products of the Company and the fact that several installations and testings were made, no assurances can be given that our investment in research and development will be translated into marketable products. There can be no assurance that any of our products including those in development will satisfactorily perform all of the functions for which they have been designed or that they will be reliable or durable in extensive applications. Such efforts remain subject to all of the risks inherent in development of new products, including unanticipated delays, expenses and technical problems or difficulties, as well as the possible insufficiency of funds to implement efforts, which could result in abandonment or substantial change in product development. Our success will depend upon our products meeting targeted cost and performance objectives and the timely introduction of products into the marketplace. In order to obtain a strong market position, we must continue to allocate substantial resources to research and development and since the Company has reduced available funding in this area there is no guarantee that we will have the necessary funds given the present financial situation of the Company to be able to keep pace with the rate of technological change.

                          Intellectual Property Rights

                         Our success is substantially dependent upon our proprietary software technology. We do not yet hold any patents related to our software technology and currently rely or, in the future, expect to rely on a combination of contractual rights, copyrights, trademarks, and non-disclosure agreements with our employees, suppliers, distributors and customers. Marnetics submitted patent applications on December 13, 2000 (US Patent Application No. 09/734,921), for a method of data transfer acceleration in a TCP network environment, which is the core engine in BITmax™, and on December 20, 2001 (US Patent Application No. 10/022,912), for a method for enhancing physical bandwidth capacity in packet-switched network (Discrete State Driven Queuing (“DSDQ”) technology), which is the core technology to the Prospera™ family of products. The patent applications are still pending. The methods used and proposed for the protection of our intellectual property rights, however, may not afford complete protection and there can be no assurance that third parties will not independently develop such know-how or obtain access to our know-how, ideas, concepts and documentation. Although we believe that our products have been developed independently and do not infringe on the proprietary rights of others, there can be no assurances that the technology does not and will not so infringe or that third parties will not assert infringement claims against us in the future.

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

                          Risks Associated with Merger Strategy and Sale of Marnetics’ Technology

                         General.  As a result of the termination of the day to day activities of the Company beginning July 1, 2003, and as part of its operating history and growth merger and acquisition strategy in the past, the Company seeks to merge with other businesses. The Company has invited a valuation from a well known consulting firm regarding the value of the assets of Marnetics. The Company is continually seeking merger candidates in selected and, if possible, synergetic markets and from time to time engages in exploratory discussions with potential merger candidates.  Recently, during June 2003 the Company began negotiations with a past distributor of Marnetics in Israel, regarding a merger of the two companies and/or possible sale of the intellectual property assets of the Marnetics. There can be no assurance, however, that the Company will be successful in these negotiations or able to identify and merge with other targeted businesses, sell Marnetics technology, or obtain financing for such mergers on satisfactory terms.  Furthermore, there can be no assurance that competition for merger candidates will not escalate, thereby increasing the costs of making mergers unattainable. Further, based on the terms established in the agreement and in accordance with applicable law with the Office of the Chief Scientist of the State of Israel the Company may not sell its intellectual property to a non-Israeli entity.

                          Limited Knowledge and Operating History.  Notwithstanding its own due diligence investigation, management may have limited knowledge about the specific operating history, trends and customers of businesses merged with in future acquisitions.  Consequently, no assurance can be given that the Company will be able to make future mergers at favorable prices, that merged with lines of business will perform as well as they had performed historically or that the Company will have sufficient information to analyze accurately the markets in which it elects to merge with.  Furthermore, additions by the Company of new products present certain risks and uncertainties resulting from the Company’s relative unfamiliarity with these new products, the market for such new products, and the financial and operating controls required to manage such new product offerings.  There can be no assurance that the Company will be successful in marketing these or other additions to its product offering or that its existing customers will accept such additions to the products currently purchased from the Company.

                         Integration.  The process of integrating future merged with businesses into the Company’s operations may result in unforeseen difficulties and may require a disproportionate amount of resources and management attention.  Although the Company will endeavor to integrate and assimilate the operations of merged lines of business in an effective and timely manner, no assurance can be given that the Company will be successful in such integration attempts or that the Company will be able to hire, train, retain and assimilate individuals employed at the merged businesses.  Further, no assurance can be given that the Company will successfully integrate its recent acquisitions or any other future merged businesses into the Company’s purchasing, marketing and management information systems, or that the Company’s management and financial controls, personnel, computer systems and other corporate support systems will be adequate to manage the increase in the size and scope of the Company’s operations and merger and acquisition activity.  Integration of mergers is often a complex process which may entail material, non-recurring expenditures, including facility closing costs, warehouse assimilation expenses, asset write- downs and severance payments.

                          Limited Relevant Operating History of Marnetics

                         Marnetics, which is the operating entity for the Network Business, has been in operation since June 1998. Accordingly, the Marnetics Subsidiary has a limited relevant operating history upon which an evaluation of the Marnetics Subsidiary’s performance and prospects can be made.  The Marnetics Subsidiary is subject to all of the risks, needed financing, expenses, delays, problems, and difficulties typically encountered in the establishment of a new business, especially a development stage company.

                         In early 2001, the global telecommunications markets experienced a major decline.  As a result of the downturn, the deployment of broadband Internet access slowed dramatically, putting in jeopardy Marnetics Ltd.’s business plan, which primarily targeted the broadband market. As a result thereof, Marnetics Ltd. shifted its technological focus and is developing products, the Prospera™ family of products, that intend to provide network capacity enhancement solutions for a bottleneck that may occur when Local Area Network (“LAN”) access meets the congested Wide Area Network (“WAN”) (the WAN Access Link) as well as network traffic analysis and capacity planning. At the end of year 2002 Marnetics completed the final development of the second version family of products and began sales.

                         As of April 26, 2003, the Company decided to lay off the majority of the employees of the Company and its wholly-owned subsidiary, Marnetics Ltd. in the areas of marketing, sales and research and development The remaining employees are in the area of administration and will be left for the next few months, possibly to the end of the year 2003. Therefore there are existing risks regarding the continuation of the operations of the Company.

                         Market for the Technology

                         The market for network capacity enhancement solutions is in an early stage of development and its success is not guaranteed. Therefore, we cannot accurately assess the size of the market, the products needed to address the market, the optimal distribution strategy, or the competitive environment that will develop. In order for us to be successful, our potential customers must recognize the value of our new approach to network management solutions, and decide to invest in the management of their networks and the performance of mission critical applications. The growth of the network management solutions market also depends upon a number of factors, including the availability of inexpensive bandwidth, especially international links, and the growth in complexity of WAN, and the CapEx budgets of enterprises. As of April 26, 2003, the Company decided to lay off the majority of the employees of the Company and its wholly-owned subsidiary, Marnetics Ltd. in the areas of marketing, sales and research and development. Therefore given the lack of funding, there is a risk that the products of Marnetics Ltd. cannot continue to be marketed.

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

                         Accordingly, our ability to compete will be dependent upon our ability continually to enhance and improve our future products and technologies, and to complete development of new products. There can be no assurance that we will be able to compete successfully, that our competitors or future competitors will not develop technologies or products that will render our products and technology obsolete or less marketable, or that the Company will be able to successfully enhance or satisfactorily adapt our existing technology or develop new products. Given the lack of funding and reductions of efforts in research and development in Marnetics during year 2003 this will have a negative impact on Marnetics and the ability to be competitive.

                          Significant Capital Requirements; Need for Additional Financing; Dependence on
                           Financing to Implement Expansion

                           The Company’s capital requirements have been and will continue to be significant. Our cash requirements have historically exceeded cash flow from operations which was negative and the cash position of the Company will continue to be a major risk factor. The Company has budgeted enough cash for operations of the Company until September 2003. As a result, we may need to depend upon bank credit lines and sales of the Company’s securities to fund our development and marketing activities. The Company’s ability to obtain additional financing, and the terms of any such financing, could be adversely affected by a variety of existing circumstances.  No assurance can be given that the Company will be able to obtain such financing or that the financing obtained will be on terms satisfactory or favorable to the Company, and as such the Company would be forced to cease operations and close down.

                          Office of the Chief Scientist and other Government Programs which may be Discontinued
                           or Reduced and effect on Sale of Technology of Marnetics

               The Company received funding under Government of Israel programs. In order to maintain our eligibility for these programs, we must continue to meet specified conditions and pay royalties with respect to grants received. In addition, some of the Office of the Chief Scientist’s programs restrict our ability to manufacture particular products or transfer particular technology outside of Israel. If we fail to comply with these conditions in the future, the benefits received could be canceled and we could be required to pay back the grants with penalties. The Government of Israel has reduced the benefits available under these programs in recent years and these programs may be discontinued or curtailed in the future. If the Government of Israel ends these programs, our business, financial condition and results of operations could be materially adversely affected. See “Item 4.B. Business Overview – Research and Development.”

                           Limited Marketing Capabilities; Dependence on Third Party Marketing Arrangements

                         During 2003, the Company through Marnetics Ltd. had commenced marketing activities relating to product commercialization. It had limited marketing experience and limited financial, personnel and other resources to undertake extensive marketing activities independently. Accordingly, we relied on arrangements with third parties for the marketing and distribution of our products, including arrangements with distributors. The Company terminated these agreements during year 2003.

                         Given the reduction in employees and limited budgeted funding up until September 2003, there can be no assurance that we will be able, for financial or other reasons, to continue to finalize any additional third party distribution, marketing, or joint venture arrangements or such arrangements, if finalized, will result in the successful commercialization of any of our products.

                         Reliance on International Sales

                         The Company had anticipated having sales in Israel and in international markets, but given the reduction in employees, limited budgeted funding until September 2003, and termination of various marketing and consulting agreements overseas, there can be no assurance that we will be able to do so or that such international markets will be viable.

                         Currency Exchange Risks Associated with International Sales and Cash Balance

                         Limited revenues to date are derived in United States dollars, most of the cash balance invested in related deposits, while a significant portion of our expenses are currently incurred in NIS. Therefore, the Company may be adversely affected by fluctuations in currency exchange rates. We have not engaged in currency-hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations. Even if we were to determine that it was in our best interests to enter into any such hedging transactions in the future, there can be no assurance that we will be able to do so or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.  Over the year 2003 the dollar has weakened almost nine percent against the New Israeli Shekel going from NIS 4.737 as of December 31, 2002, to one United States dollar to NIS 4.40 to one United States dollar. Any further changes in the exchange rate of dollar against the New Israeli Shekel could have a material adverse effect on our operations. In addition, the imposition of exchange or price controls or other restrictions on the conversion of foreign currencies into NIS may have a material adverse effect on our results of operations.

                         Potential Product Liability; Warranty Expense

                                        Despite the fact that the company performed routine basis tests of its products, though possible new products, if any, may contain errors after commencement of commercial shipment. Additionally, the company’s products,in order to perform, depend upon certain third party hardware and software, which may contain errors and defects that could reduce the performance of the company’s products. As a result, the Company may be exposed to potential product liability claims, experience future material warranty expense, by our customers, distributors and users of our products, and not have adequate funds or personnel for providing maintenance.

                         Dependence on Key Personnel

                         As of April 26, 2003, the Company decided to lay off the majority of the employees of the Company and its wholly-owned subsidiary, Marnetics Ltd. in the areas of marketing, sales and research and development. The remaining employees are in the area of administration and will be left for the next few months, possibly to the end of the year 2003.

                         The Company is dependent on the abilities and continued personal efforts of Marnetics Ltd.’s senior management, particularly those of Menachem Reinschmidt, Founder of Marnetics Ltd. and Chairman of the Board of the Company whose consulting agreement is subject to renewal, David Sheetrit the present acting Chief Executive Officer, previous Chief Operating Officer of the Company and Director in the Company since April 2003, and Hanoch Newman, Vice President of Research and Development of Marnetics Ltd. who is finishing June 2003 but will possibly be available for part time assistance dependent on some discussions the Company is having presently with him.

                         The Board of Directors has approved the continuation of the consulting agreement until December 2, 2003 with Menachem Reinschmidt, subject to shareholder approval, and the appointment of David Sheetrit as acting Chief Executive Officer, previously Chief Operating Officer of the Company since January 2001 and Director in the Company since April 2003, under the same terms and conditions of his existing service agreement. These consulting agreements are terminable on relatively short notice. The loss of the services of these key personnel would have a material effect on our ability to manage the on-going operations, and to develop or commercialize our products and technologies.

                         Regulation

                         Where applicable and if possible given the limited operations and funding of the Company, and by way of a merger or otherwise, we intend to supply the Company’s products to customers located throughout the United States and in several foreign countries.  As a result, the Company may be required to qualify to do business, or be subject to tax or other laws and regulations, in these jurisdictions even if it does not have a physical presence or employees or property in these jurisdictions.  The application of these multiple sets of laws and regulations is uncertain, but we could find the Company is subject to regulation, taxation, enforcement or other liability in unexpected ways, which could materially adversely affect our business, financial condition and results of operations.

                         Control by Principal Shareholders

                         As of May 31, 2003, our Executive Officers and Directors and principal shareholders  beneficially own an aggregate of 63.9% of the Company’s Ordinary Shares on a fully diluted basis (based on vested option, not taking into account unallocated options and options granted but not vested). Such Shareholders, if voting together, would likely have sufficient voting power to elect a majority of the Board of Directors, exercise control of the business, policies and affairs of the Company and, in general, determine the outcome of any corporate transaction or other matter submitted to Shareholders for approval such as:  (i) any amendment to the Company’s Articles of Association, (ii) any merger, consolidation, sale of all or substantially all of the assets of the Company and (iii) any privatization  transaction, and in general prevent or cause a change in control of the Company, all of which may adversely affect the Company and its Shareholders.  In addition, certain shareholders have the right to appoint members of the Board of Directors.  Although certain shareholders are contractually obligated to vote for certain director nominees, there is no joint ownership of the shares held by such shareholders under Israeli law and such shareholders do not constitute a “controlling group” under Israel corporate and securities laws , and thus are not bound to vote together as a group.  See “Item 6A – Directors and Senior Management” and “Item 7-Major Shareholders and Related Party Transactions.”

                         Risks Relating to Collection of Debt to the Company

                         Effective March 2001 the Company sold to Idan Millenium Investments and Assets Ltd. (“IDAN’), a company under the control of Dov Strikovsky, a major shareholder and former President, Chairman and CEO of the Company, all the fixed assets, inventories, other assets and liabilities and related goodwill, in the amount of an appraised value of $2,000,000, relating to the electrical operations, for a consideration of $597,000. The consideration is payable in 25 monthly installments of $24,000 commencing February 1, 2002. In May 2002 the Company signed an addendum with IDAN to change the terms of payments to such that the first 11 installment will be reduced to $7,000 each and the remaining 14 installments will be of $37,000. The Company, considering the collectibility probability, decided to establish an allowance on the amount not yet collected. During 2002 $71,000 were repaid on the account of the sale consideration. See “Item 7B – Related Party Transactions.”

                         In prior years the Company granted loans to Mr. Strikovsky in the amount of $1,228,000. The loan was linked to the Israeli CPI and bore interest of 2% per annum and was repayable in eight annual installments each comprised of 1/8 of the principal and the accrued interest thereon commencing December 2000. At December 31, 2001 the Company reassessed the collectibility of the loan in accordance with provisions of SFAS No. 114 “Accounting by Creditors for Impairment of a Loan”, and resolved, considering the probability of its collectibility, to establish a loan loss allowance for the entire amount. Income from impaired loan will be recorded using the cash method. During 2002 $142,000 were repaid on the account of the loan.

                         To secure his obligations under the various agreements Mr. Strikovsky has collateralized 300,000 shares that he owns of the Company. No other payments were made by Mr. Strikovsky subsequent to December 31, 2002. The Company has initiated legal efforts aimed at collecting amounts due from Mr. Strikovskyand the companies under his control. See “Item 7.B. – Related Party Transactions – Indemnification by Significant Shareholder.”

                         On May 9, 2001 an agreement (the “Bank Agreement”) was signed between the Company and Bank Hapoalim, Ltd. (the “Bank”) with respect to the Company’s debt to the Bank in the amount of $3,127,000 (the “Debt”). In accordance with the Bank Agreement, the Bank has agreed to release the Company from its obligation to repay the Debt and to cancel the floating charge and liens registered in favor of the Bank on properties of the Company provided that, by May 31, 2001 the Company shall pay $954,000 to the Bank on account of the Debt (the “Repaid Amount”) and in addition the Company shall have assigned to the Bank all its rights with respect to the debt of the municipality of Hod Hasharon to the Company in the amount of  $2,173,000. The Company paid the $954,000 and made the assignment in the aforesaid amount.

                         In addition, the Company has provided the Bank with a guarantee of up to $716,000, which decreases in the ratio of NIS 1:2 paid on account of the outstanding debt of Hod Hasharon, which has been assigned to the Bank (Note 3b). To date Hod-Hasharon has not made any re-payment on account of the debt, and therefore the guarantee has not decreased. According to the terms of the Bank Agreement, following November 30, 2002, the Bank is entitled to exercise the outstanding amount of the guarantee, and since the guarantee has not decreased, the Company decided to establish an allowance for the guarantee in full. Nevertheless, the Company and its representatives are conducting on-going negotiations with Hod-Hasharon for the repayment of the debt to the Bank, although at present the Company cannot assess what portion of the debt will be recovered, if any, (and the guarantee decreased accordingly) as a result of such negotiations, or any future action by the Company. See “Item 8A - Legal Proceedings”.

                         Failure to collect the total amounts, or part of it, from Idan Millenium Investments and Assets Ltd, Mr. Dov Strikovsky and the municipality of Hod Hasharon has a major negative impact on the Company’s future cash flow and liquidity.

                         Risks Relating to Legal Proceedings

                         The Company and Mr. Strikovsky was named as a defendant in a claim for specific performance of an agreement entered into by the Company and the plaintiff in April 1999 (the “Agreement”) as well as damages as a result of a breach of the agreement. On July 2, 2001, due to the fact that no defense and/or reply was provided by the Company or Mr. Strikovksy, judgment was entered against the Company in the amount of $725,000. On February 7, 2002 the Company and Mr. Strikovsky filed a motion to vacate the judgment and on February 27, 2002 the court rejected the motion. The Company filed an appeal on the court decision which was accepted by the Supreme Court of the State New York with instructions to allow evidentiary hearing. The hearing was held on May 22, 2003 and the Company is awaiting the court’s decision. The plaintiff proposed to settle the suit for $250,000 and while the Company was willing to further negotiate a substantially lower amount, in light of the plaintiff’s position the Company decided to reject the proposal. In 2001 the Company has established an allowance in the amount of $750,000 to provide for its possible exposure. In light of recent developments the Company decreased the allowance by $500,000 to $250,000 which, in light of the judgment against the Company and the settlement offer proposed, represents a conservative estimate of the probable exposure. See “Item 8A (1) – Financial Information -Legal Proceedings.”

                         Failure to successfully eliminate the judgment and the lawsuit against the Company, in relatively short time, will have a major negative impact on the Company’s future cash flow and liquidity.

                         Risks Relating to Marnetics’ Location in Israel

                         Risk of Political Instability.  Our principal offices and the research and development facilities of the Company are located in Israel and, thus, are directly affected by economic, political and military conditions in Israel. Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and various Arab countries. In addition, Israel and companies doing business with Israel have been the subject of an economic boycott by the Arab countries since Israel’s establishment. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority and various declarations have been signed in connection with efforts to resolve some of the aforementioned problems, no prediction can be made as to whether a full resolution of these problems will be achieved or as to the nature of any such resolution.  Since October 2000, there has been a substantial deterioration in the relationship between Israel and the Palestinians, which has resulted in increased violence. Israel has experienced terrorist incidents within its borders, including in Judea, Samaria and Gaza. As a result, negotiations between Israel and representatives of the Palestinian Authority ceased. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Ongoing violence between Israel and Palestinians have a material adverse effect on our business, financial conditions and results of operations.

                         History of Inflation. In the early to mid-1980s, Israel’s economy was subject to a period of very high inflation. However, inflation was significantly reduced by the late 1980s due primarily to government intervention. The annual rate of inflation in Israel was 7.0% for 1997, 8.6% for 1998, 1.3% for 1999, 0% for 2000, 1.4 % for 2001, and from January 2002 to May 2002 was 4.9%. The dollar “carrying value” of certain assets and liabilities of the Company, which are denominated or payable in NIS, are influenced by the rate of inflation in Israel compared with that of the United States and prevailing NIS/dollar exchange rates. Increases in inflation in Israel could have an adverse impact on our results of operations if the rate of inflation increases without a corresponding devaluation of the NIS against the dollar.

                         Military Reserve Duty. Certain of our officers and employees are currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time and are obligated to perform, dependent on rank, up to 36 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. We have operated effectively under these requirements since our inception though no assessment can be made as to the full impact of such requirements on our remaining workforce

                         Income Taxation. Non-residents of Israel are subject to income tax on certain income (including cash dividends) derived from sources in Israel. The convention between the State of Israel and the federal government of the United States with respect to taxes on income provides for a maximum tax of 25% on dividends paid to residents of the United States.

It May Be Difficult to Enforce a United States Judgment Against the Company, its Officers and Directors in this Annual Report or to Assert United States Securities’ Laws’ Claims in Israel or Serve Process on Our Officers.

                         We are incorporated in Israel. Most of our executive officers and directors named in this annual report are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States based upon the civil liabilities provisions of the United States Federal securities laws against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for individuals to enforce civil liabilities under United States federal securities laws in original actions instituted in Israel.

Item 4.            Information on the Company

            A.         History and Development of the Company

                         The Company was formed in 1994 as Stav Electrical Systems (1994) Ltd., a private company established in the State of Israel.  From 1994 through 2000, the Company was an electrical and lighting contracting and engineering firm engaged in the installation and maintenance of infrastructure works located in the State of Israel.

                         During December 1998, the Company consummated an initial public offering pursuant to which the Company sold 800,000 ordinary shares (including 100,000 ordinary shares sold by Mr. Dov Strikovsky, a former director and officer of the Company) for net proceeds of approximately $3.6 million.

                         On June 1, 2000 a share exchange agreement was signed between the Company and Marnetics. The agreement was consummated after final approval of the Company’s shareholders on December 20, 2000, whereby the Company completed a combination transaction with Marnetics whereby the Company changed its name to Marnetics Broadband Technologies Ltd.  The Company acquired all of the outstanding share capital of Marnetics, an Israeli company formed in 1998, and Marnetics’ shareholders received Ordinary Shares and options representing approximately 75% of the Company’s outstanding Ordinary Shares and options on a fully-diluted basis. Marnetics became a wholly owned subsidiary of Marnetics Broadband Technologies Ltd. as a result of this transaction.  The Company issued 4,993,048 Ordinary Shares and 1,761,236 options (including 308,300 newly unvested options to employees of Marnetics) in connection with the transaction, and decided to reserve for the Employee Stock Option Plan 1,000,000 options.  As a result of this transaction, the Company changed its focus from electrical contracting to the development and marketing of broadband Internet fortification solutions, designed to enhance performance and infrastructure utilization in the broadband Internet environment. In June 2001, due to changes in the broadband Internet market, the Company subsequently changed its technological focus as described in subsection B below.

                         In February 2000, Marnetics issued 130,719 ordinary shares of NIS 0.01 par value to ECI Telecom Ltd. for $2,000,000. In October 2000 Marnetics reached an agreement with a group of new investors (the “Investors”). In accordance with the agreement, Marnetics issued to the Investors 221,200 ordinary shares in consideration of $5,076,000.

                         Effective March 2001, the Company sold to Idan Millenium Investments and Assets Ltd. (“IDAN’), a company under the control of Dov Strikovsky, a major shareholder and President, Chairman and former CEO of the Company, all the fixed assets, inventories, other assets and liabilities and related goodwill, in the amount of an appraised value of $2,000,000, relating to the electrical operations, for a consideration of $597,000. See “Item 7B – Related Party Transactions”.

                         During 2001, the Company changed the direction of its technology from its core business of developing and marketing broadband Internet fortification solutions to the development and marketing of network capacity enhancement and network information analysis solutions for IP networks or the Network Business.

                         During December 2001 the Company nominated Mr. Menachem Reinschmidt to the position of CEO of the Company.

                         During December 2002, the Company nominated Mr. Menachem Reinschmidt to the position of Chairman of the Board of the Company and elected new directors.  At the end of June 2003, David Sheetrit, Director in the Company since April 2003 and Chief Operating Officer since January 2001, became Acting Chief Executive Officer of the Company. See “Item 6 -Directors, Senior Managers and Employees.”

                         As of April 2003, the Company decided to lay off the majority of the employees of the Company and its wholly-owned subsidiary, Marnetics Ltd.

                         Our principal executive offices are located at 10 Hayezira St., Ra’anana 43000 Israel, and our telephone number is ++ 972-9-761-6868.

          B.           Business Overview

                         The Company’s operations during 2002 consisted of the core business of developing and marketing network capacity enhancement and network information analysis solutions for IP networks or the Network Business, which is handled through our wholly-owned subsidiary, Marnetics Ltd. During 2002 the Company also dealt with some legal issues and collection of debt relating to the Electrical Business, which was sold during 2001. See “Item 8B – Significant Changes.”

                         As of April 26, 2003, the Company decided to lay off the majority of the employees of the Company and its wholly-owned subsidiary, Marnetics Ltd. in the areas of marketing, sales and research and development The remaining employees are in the area of administration and will be left for the next few months, possibly to the end of the year 2003. The remaining employees will concentrate on selling the Marnetics or its technology.

               NETWORK BUSINESS

                         General

                         The Company’s operating subsidiary, Marnetics Ltd., was in the stage of commercialization of its products developed between the period 2001 through (or until) June 2003. In early 2001, the global telecommunications markets experienced a major decline.  As a result of the downturn, the deployment of broadband Internet access slowed dramatically, putting in jeopardy Marnetics’ business plan, which primarily targeted the broadband market. As a result thereof, Marnetics Ltd. shifted its focus and developed a platform of products which it called the Prospera™ family of products, which are intended to provide network capacity enhancement and analysis solutions for bottlenecks that may occur especially when local area networks (“LAN”) meet the congested wide area network (WAN) (the WAN Access Link), thereby decreasing the usability and productivity of revenue generating mission critical applications.

                         Industry Background and Market Opportunity

                         Current priorities in IP networks management are focusing on better utilization of existing infrastructure, improvement in performance and providing a quality of service level that can generate revenues or reduce costs. The Company’s objective is to utilize its existing technology and integrate it into a platform of solutions that addresses these current market priorities.

                         Enterprises expect mission-critical applications to run quickly and reliably, with predefined performance. Many applications running simultaneously can often cause congestion within the network especially in the routers, leading to variations in network availability that range from slow performance to denial of service. In such instances enterprises require that revenue generating mission-critical applications be allowed to function without delays created by less significant traffic and bandwidth-hogging Internet applications such as heavy downloads, music files, streaming media, and other non-critical applications.

                         The advent of the Internet and the explosive growth of time-sensitive and revenue generating mission-critical applications such as ERP, CRM, Databases, etc., as well as Intranets, Extranets and the Web, are creating intense strain on IP networks. This is particularly prevalent at the interface links between the very fast 100Mbps-1Gbps Ethernet LAN and the much slower channels of frame relay, ATM, leased lines and VPN’s of the WAN (usually holds a bandwidth of up to 2Mbps).

                         Heavily congested networks cause a deterioration in the end-user experience, with peak traffic conditions and the unbalanced use of resources creating a snowball effect, resulting in compromised mission-critical application availability and causing events such as insufficient response time, server slowdown, bottlenecks and poor overall network performance.

                          Whilst the network and bandwidth management mechanism are of importance, it should be recognized that a network’s architecture is designed to serve applications and users and not to deal with bandwidth-hungry applications, peak-time congestion packet losses or other adverse symptoms created by the unbalanced use of its resources.

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

                         Existing Alternative Solutions

                         Because of the congested WAN access links, enterprises tend to add infrastructure until over-provisioning the network. This requires expensive upgrades to LAN and WAN infrastructure and associated network equipment. Moreover, incremental increases in infrastructure only temporarily alleviate network congestion, leaving the following problems unresolved: over-provisioning results in under-utilization of the network during non-peak periods; deployment costs and increased recurring service charges become expensive, especially for networks with many remote sites and for international networks; and there is no application performance visibility to enable effective capacity planning.

                         There are several distinctly different types of solutions currently available that attempt to address application and network performance issues, such as:

                         Caching - Web Caching is the act of storing copies of Web pages on a ‘local’ system. If the same pages are requested at a later time, and the cached copy is still valid, there is no need to contact the origin server again. These cache hits can reduce latencies and network bandwidth, although there is no congestion handling or control of oversubscription as caching is designed mainly to reduce link traffic. The main drawback, however, is that most of the caching devices are HTTP oriented by design and do not support other significant high volume applications such as FTP and email. In addition to that, the cache algorithm is based on statistical algorithm, therefore limited to the actual “hit ratio” for every type of traffic. The efficiency for software downloading, music files, video streaming and cryptic files would be very limited.

                         Bandwidth Management (also called Quality of Service Solutions) - Bandwidth management is, in essence, discrimination between session and user types to assist in delivering higher quality of service for specific users or applications. Although this can provide limited relief to congested networks the initial implementation is highly problematic, requiring labor-intensive tailoring to exact individual network specifications. Ongoing maintenance is similarly cumbersome as this type of solution is highly-sensitive to changes on the network, requiring re-configuration and re-building whenever network modifications or upgrades are carried out.

                         Compression/Decompression – Data compression was very effective in the past, specifically with certain types of files, such as text files. However, data compression has lost it’s value in today’s corporate environment, as it is not effective when it comes to “random” data such as the documents used by enterprises today – wording files, presentations, spreadsheets, images, and zip files.When porting data compression to real-life packet-based networks, vendors, as well as users, have found that data compression is less effective. The reason behind this is that corporate networks and Internet technologies, usually carry pre-compressed material, and packets usually carry very little resemblance to prior packets. Implementing of compression products requires two sides installation, thus complicating the installation process. The cost of such solution would be very high, since installation would have to be not only in the data center but also in the remote branches.

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

                         Our Products and Services – Prospera™ family of products

                         Prospera™, Marnetics’ product line, is an innovative Capacity Enhancement Platform, which improves bandwidth utilization and enables more subscribers to be served simultaneously over the Wide Area Network. Prospera™ addresses one of the fundamental problems of communication networks: capacity and scalability, especially in high-volume traffic situations.  Prospera™ solves the problem of mission-critical application performance on congested IP networks by fortifying and accelerating applications such as ERP and CRM in a fully adaptive and automatic manner. The product is intended to better manage over-subscription situations in Internet and Intranet networks. As a result, users of Prospera™ save money by delaying additional bandwidth purchases, while improving the quality of service level and customer satisfaction.

                         As of today, the Prospera™ family of products comprises two main products:

                          The Prospera MegaLink™ (a software solution) - A Network Capacity Enhancement solution aimed towards service providers and enterprises. It introduces a new, comprehensive approach to IP network capacity challenges, mission critical application protection and maximizes network infrastructure utilization by increasing the effective capacity, enabling enterprises and Service Providers to provide better service to their customers at lower costs. Complimenting the Prospera MegaLink™, is the Prospera CisMate (a hardware solution), a router companion device specifically designed for resolving problematic network congestion situations and optimizing the actions of the Cisco router in the network while enabling mission critical data applications.

                           ADSL FreeFlow (a limited functionality software solution), aims to solve the problem of a very narrow upload link in ADSL lines used especially in SOHO (small office, home office) by allowing critical application such as HTTP to send acknowledgements to remote servers and as a result continue the sessions.

                           The Prospera Expert™ - A Network Information System that brings a new approach to network performance and capacity monitoring and analysis for service providers and enterprises. The commercial version of Prospera Expert™ (V2.1) is complete.

                          Further, Marnetics has launched an ISP Rating tool through which consumers will be able to compare the performance of the various ISPs operating in Israel and also serve as a marketing/reference site for the capabilities of the Prospera Expert™.

                      Prospera MegaLink™

                          Marnetics has developed a cost-effective, enterprise-class application-acceleration and network capacity enhancement technology based on the patent pending DSDQ (Discrete State Driven Queuing) technology that offers a new and comprehensive approach to the challenges of saturated IP Networks and the performance of mission-critical applications.

                          Aimed at enterprises, Internet related service providers and cellular carriers of all types, Prospera MegaLink™ is a technology that protects both the user and mission-critical application in peak-load times, dynamically adapting to the various network conditions to enable mission-critical applications to run significantly faster, smoother, and with greater availability.

                          Through protecting key network resources in over-subscription situations, Prospera MegaLink™ delivers streamlined capacity and performance distribution that allows more users and applications to simultaneously share network resources as well as improving the overall health and stability of the network. It is a scalable, software-based solution that reflects as a standard network device, making it easy to install, manage and upgrade configurations, as well as system management and traffic analysis functionality.

            Market Positioning

                          To the best knowledge of the Company, Marnetics’ technology stands apart from other solutions in that it specifically addresses the problem of performance on congested IP networks. It uniquely fortifies and accelerates those specific applications that are vital to the smooth running of the enterprise’s operations by increasing the number of concurrent sessions. In fact, in instances where mission-critical applications, such as CRM, are an inherent part of the enterprises core business, Marnetics solution can provide a significant performance advantage over the competition as well as greater user satisfaction and operational profitability.

                          The Technology

                          Prospera MegaLink™ is built on a patent-pending, state-of-the-art and intelligent traffic and application-optimization engine, DSDQ that actively monitors and manages resources and applications on a per-session basis. DSDQ dynamically adapts to different traffic patterns (states) and end-to-end session conditions, enabling streamlined performance and availability of mission-critical applications and network resources.

                          Designed to effectively handle different dynamic mixtures of traffic, DSDQ offers real-time session optimization, relief and recovery from extreme congestion situations, fast recovery from packet-loss and dynamic balancing between sessions, bandwidth-consumption and other network events that influence the utilization and efficiency of mission-critical applications and network resources. Prospera MegaLink™ is independent of upper layer protocols and physical trunk line infrastructure and supports multi link and multi channel environments, within the WAN topology, from a single box. Installed at the site of the network data center (typically housed at the enterprise headquarters) it supports all trunks from this focal point to the other locations/remote branches.

                          Mission-critical application protection and capacity enhancement are achieved through the employment of Prospera MegaLink™. Deploying Prospera MegaLink™ on the network assures the smooth operation and streamlining of ERP and CRM applications, even in peak time situations, by applying dynamic bandwidth balancing between all active connections.  Once installed, Prospera MegaLink™ allows more users to share the congested WAN access links through its traffic algorithm optimization. In addition, mission critical applications are fortified and protected from performance degradation, improving their availability, and response time.

                          The Prospera platform is based on Microsoft operating systems such as Windows 2000 or Windows XP running on Intel CPU.

                         In addition, Prospera MegaLink™ and Prospera Expert™ are software-based and scalable to medium traffic volume, up to 100 MBPS.

                         CisMate

                          CisMate is positioned to monitor and optimize the actions of the Cisco router in the network. Routers are configured to optimize their own operation to the detriment of the rest of the network, even increasing and further exacerbating packet flow problems.  Marnetics advocates focusing on integrating a bottleneck-centered solution that is directly aligned, integrated and compatible with the functioning of the router.  This enhanced router would organize the packet flow to minimize the overall effects of the entire network when dropping packets in times of congestion.

                         Network stability depends directly on good routers. However, routers automatically take destabilizing measures to reduce rapidly evolving queue-caused latencies: “Excess” packets are dropped from the queue in order to alleviate this latency upsurge. Packet dropping is detrimental to network mission critical applications (MCAs),  the sender resends the “lost” packet and decelerates its transmission pace (in order to avoid more packet losses). It considerably impacts the user’s perceived performance.  The “Snow Ball” effect caused by the self-slow-down mechanism in the TCP protocol creates the feeling that “something is stuck in the system”.   For corporate MCA’s, packet dropping is very serious. Poor performance (e.g. ERP, CRM, etc.) is translated immediately to productivity problems, financial damages, lost customers, and so on.

                         The CisMate is a LAN device directly attached to the WAN router by installing both devices on the same Ethernet switch. Using DSDQ, CisMate controls the entire LAN-to-WAN transmitted packet queue.  Under normal traffic conditions, the CisMate remains unobtrusive while the data is forwarded directly to the router.  However, when the router begins congesting, indicated by increased packets awaiting router service, the DSDQ technology commences.

                         DSDQ incorporates several vital proprietary mechanisms which specifically address strong traffic bursts that saturate the router. Its main goals include preventing packet-dropping and router-latency minimization. Under site testing, the packet loss ratio under large volumes of traffic decreased from a previously high 5% - 20% range to less than 0.5% with the newly installed CisMate.

                         The implications of this steep reduction are considerable. A significant percentage of saturated networks packet dropping is eliminated and congested routers are protected from severe performance degradation, maintaining much better service level toward the network users. Session slow-downs will hover around 5% instead of the previous 80% level without the CisMate, equal to a speed increase of over 500%.

                         CisMate protects the WAN routers and the whole network from severe service level deterioration under strong traffic stress.  Also, MCAs will endure the fewest possible problems during network’s most difficult moments, like downtimes, severe slow downs, thus, minimizing damage to the enterprise’s productivity.

                         Prospera Expert™

                         Prospera Expert™ enables enterprises, ISP’s, and cellular operators to obtain a detailed overall panoramic picture of their traffic over Wide Area Network (WAN), to help manage their network resources effectively. Users receive comprehensive traffic reports both in real time and in an historical mode by a simple click and view operation in an executive format. Prospera Expert™ is specially designed to operate over a large variety of different networks, independent of physical infrastructure and can be deployed easily and quickly at central locations on the network.

                         Prospera Expert™ is an advanced Network Information Systems tool. Traditional network management systems focus on monitoring and troubleshooting. Prospera Expert™ shifts the center of gravity to issues such as network economy, service level analysis, congestion analysis and future capacity planning. It complements the Prospera MegaLink™ product that maximizes network infrastructure utilization by increasing the effective capacity and protection of mission critical applications.

                         Prospera Expert™ was created to meet the need of executives, IT (“Information Technology”) managers and network administrators for a high level tool that focuses on performance provided to the users or subscribers. It also provides a profile of network utilization through a large variety of predefined reports, as well as customized, user defined queries, which are accessible through any standard browser by multiple users. Most important, Prospera Expert™ provides a new level of network insight without the need to understand the underlying technologies or protocols.

                         Prospera Expert™ software/hardware sales would be a result from purchases by clients either directly or through distributors and installed on the network. Staff of the client’s IT department operate the system and use it either with or without the further involvement of Marnetics staff or local affiliates.

                         The commercial version of Prospera Expert™ (V2.1) is intended to be completed by June 2003.

                         NetQA

                         During 2002, Marnetics launched a new service to be offered to its customers that was the main sales revenue source for the Company in years 2002 and 2003. The service aims the needs of enterprises to better design their network for capacity and performances optimization. Marnetics uses its expertise in IP networks combined with its advanced Network Information Systems tool, the Prospera Expert™, to perform a comprehensive network performance analysis. The outcome of the analysis is in-depth reports and recommendations to the IT managers and network managers how to better utilize their enterprise network infrastructure and how to plan ahead their network infrastructure. Marnetics intends to implement the service using its own resources or, in some other cases, together with its qualified distributors.

                         ISP Rating

                         The ISP Rating concept is the setting up of a web site through which consumers will be able to compare the performance of the various ISPs operating in their local market. By providing this unique service, the site is expected to become an important hub.

                         ISP Rating is based on the deployment of Marnetics’ technologies for the Israeli market. For its first deployment in Israel, ISP Rating is seen as a marketing tool which can demonstrate the abilities of the Expert in a public area.

                         Customers and Distributors

                         The Prospera™ family of products will offer increased functionality while reducing costs and improving performance and total Cost of Network Ownership. Prospera™ family of products may be adapted by three main market segments: enterprises, Internet related service providers and cellular carriers. These target audiences will be reached either through direct contact or, through qualified distributors or, marketing channels, such as Value-Added Resellers or System Integrators. The Company has focused its initial marketing efforts in the Middle East, United States, and the Far East.

                         In early July 2001, Marnetics signed an OEM agreement with Speedwise Technologies Ltd., a company in which Marnetics Ltd. owns a 14.73% interest as of December 31, 2002, to enable Marnetics to sell its products for cellular customers (which are currently in development), whether integrated into Speedwise’s products or as stand-alone products, to Speedwise’s installed base of approximately 40 cellular companies worldwide and a much broader network of contacts.  Pursuant to this agreement, Speedwise was to pay Marnetics 30% of the income generated by the sale and maintenance of the Marnetics products.  This agreement had a one-year term with automatic renewal. As of November 1, 2001, the OEM agreement was cancelled between the parties.

                         In March 2002, Marnetics signed a distribution agreement with Magalcom Communications & Computers Ltd. to become a non–exclusive distributor of Marnetics products in Israel. The agreement has terminated during June 2003.

                         In April 2002, Marnetics signed a distribution agreement with TNN Networks Ltd. to become a non–exclusive distributor of Marnetics products in Israel. The agreement has terminated during June 2003.

                         In October/November 2002, Marnetics installed its first commercial site with Singapore’s National Cancer Center (NCC) through the deployment of the Marnetics’ Prospera™ product line, the MegaLink and the Expert, to improve performance and visibility across the networks for their oncology department.  NCC operates a distributed Intranet network, and has benchmarked Marnetics with other, leading bandwidth management solutions. Marnetics Prospera MegaLink solution was selected primarily due to its success in fortifying the performance of mission-critical real-time applications, even when the network is heavily congested. NCC has also installed the Prospera™ Expert to conduct ongoing analysis and reporting on the traffic flow across the network.

                         During 2002, Marnetics completed tests of its products and started to sell its products and services mainly in Israel.

                         During 2003, the Company has ceased marketing efforts outside of Israel and was concentrating its efforts inside Israel as well as attempted to find distributors in the United States through the agreement with RevenueTraction, LLC.

                         Licensing Arrangements

                         In April 2001, Marnetics Ltd. entered into a software license agreement with Speedwise Technologies Ltd., a company in which Marnetics Ltd. owns a 14.73% interest as of December 31, 2002.  Under this license agreement, Marnetics granted Speedwise a non-exclusive license to use certain programs and software products owned by Marnetics which Speedwise is using to develop other software products.  Marnetics is entitled to receive a fee based on the sale of this derivative software product of either (a) US $25 per concurrent user if sold bundled with other Speedwise products, or (b) 15% of net revenues from the product.  The agreement has a perpetual term. During October 2002 Speedwise sold most of its assets and IP. and the Company does not expect significant revenues from this agreement, if any. See “Item 7. B. - Related Party Transactions.”

                         Competition

                         We compete in a new, rapidly evolving and highly competitive sector. We expect competition to persist and intensify in the future from a number of different sources. We compete with products of Packeteer, Allot, Expand, Peribit, Cisco, Check Point and several small private companies that sell products that utilize competing technologies to provide bandwidth management and network monitoring systems. In addition, our products and technology compete for information technology budgets (CapEx) allocations with services that offer network analysis offered by IT service providers. Lastly, we face indirect competition from companies that offer enterprises and service providers’ increased bandwidth and infrastructure upgrades that increase the capacity of their networks, and thereby may lessen or delay the need for capacity enhancement.

                         We believe the principal competitive factors in the capacity enhancement solutions market are:

•	expertise and in-depth knowledge of IP networks structure, networks traffic and infrastructure behavior;
•	timeliness of new product introductions;
•	ability to integrate easily into the existing network infrastructure;
•	ability to ensure end-user productivity and mission critical application performance;
•	compatibility with industry standards;
•	products that decrease latency and packet loss;
•	products that demonstrate short Return on Investment (ROI);
•	size and scope of distribution network;
•	brand name; and
•	access to customers and size of installed customer base.

                         While various such solutions and technologies exist which address the network management problem, there is, to the best of our knowledge, no similar product based on a similar technology like that developed by Marnetics to increase capacity of traffic flow over IP networks.

                         In the future, competing products may be developed and marketed by numerous well-established, well-financed companies, including traffic management vendors, network optimization solutions developers, cellular application providers and cellular vendors.  In addition, our products presently compete indirectly with other network capacity enhancement solutions and other queuing schemes, although we believe that our product line enhances rather than conflict with these products.

                         Research and Development

                         Our research and development plan was aimed at leveraging the Marnetic’s current technology and developing the Prospera™ family of product and related products.

                         Marnetics has sufficient cash to finance the anticipated costs of development activities of its product line until June 2003.

                         In May 2002, Marnetics submitted an application to obtain research and development grant in the sum of $230,000 from the Office of the Chief Scientist, of the Ministry of Industry and Trade, of the State of Israel (“OCS”) which was approved in November 2002. To date Marnetics has received a grant of $185,000.  The grant is based on research and development expenses that Marnetics had actually expensed until May 2003. There can be no certainty that the remaining funding will be received by Marnetics.

                         As mentioned earlier, Prospera MegaLink™was originally Marnetics’ intended flag ship product. However, market feedback, especially the difficulties in selling software to operate on an existing network, has resulted in a shift in strategy towards:

a)	Developing the NetQA methodology, including the development of the Prospera Expert Pro, both supporting the overall revenue generating objectives.

b)	Migration of the Prospera software to positioning as an appliance (hardware) with the CisMate to be clearly positioned to boost router performance.

c)	The development of the ADSL FreeFlow which provides capacity enhancement functionality to ADSL connected businesses.

                         As a result, Marnetics intends to position its products as both actively and passively protecting the network, rather than simply improving its performance.

                         The commercial version of Prospera Expert™ (V2.1) is intended to be completed in June 2003.

                         Prototype of CisMate has been introduced allowing a relatively fast release of the product during Q1 of 2003.

                         During April/May 2003, the Marnetics laid off the research and development employees including the VP R&D, Mr. Newman who will be leaving the Company and Marnetics in June 2003 and will possibly be available for consultation dependent on negotiations between the Company and him. The Company plans to further reduce its R&D staff during the Q3 2003. Such actions will have an adverse effect on the business and operations of Company and Marnetics.

                         Trade Show

                         Marnetics exhibited at CommunicAsia 2002, Asia’s premier international information and communications technology forum that took place June 17-21, 2002 in Singapore, its Prospera™ line of products. The Company chose to introduce its products at CommunicAsia 2002 because it is the largest INFOCOMM show in Asia.  By exhibiting alongside other international technology leaders who showcase their products to business professionals looking for the latest IT products and services, the Company makes potential distributors aware of its products.

                         Current Strategy – Mergers and Acquisitions, and Selling of Marnetics Technology

                         As part of its survival strategy, the Company seeks to merge with other businesses and/or sell Marnetics technology. The Company has exploratory discussions with hi-tech companies, but has not entered into any definitive agreements.  Discussions with one of our previous distributors are at an advanced  stage, but there can be no assurance, however, that the Company will be able to reach agreement on satisfactory terms.

                         Marnetics needs additional cash resources to (i) accelerate the pace of product development and bring forward the dates of product launch, (ii) increase investment in marketing and business development activities, including the appointment of distributors, progress with strategic partners and general corporate promotion such as appearance at exhibitions and conferences, and (iii) consider M&A activities, leveraging the fact that it is a traded public company with tax shelter.

                         Further, Marnetics is limited when planning the possible sale of its technology, based on the terms established in the agreement with the Office of the Chief Scientist of Israel and under applicable law, on the condition that Marnetics may not sell its intellectual property to a non-Israeli entity.

                         Marketing, Promotional, and Consultants

                         In January 2002, Marnetics entered into promotional agreement with Karif Communications Ltd. to provide to Marnetics public relations services, subject to extension during June, 2002. The agreement finished May 2003.

                         In February 2002, Marnetics entered into a services agreement with Expenion LLC, to provide to Marnetics, primarily in the United States but not limited to such, on a non-exclusive basis, business development services for the sale of its products.

                         In February 2002, the Company entered into a non-exclusive finder’s agreement with Gentech Holdings SA and Opus Holdings SA to assist in raising equity investment during year 2002 for fees and securities.

                         In March 2002, Marnetics entered into a services agreement with Levi Zelkind, to provide to Marnetics in the Territories of Russia, Kazakhstan, Poland, Yugoslavia, Slovenia, Czech Republic, and Greece, on a non-exclusive basis, business development services for the sale of its products. The agreement has come to an end.

                         In March 2002, Marnetics signed a distribution agreement with Magalcom Communications & Computers Ltd. to become a non–exclusive distributor of Marnetics products in Israel. In April 2002, Marnetics signed a distribution agreement with TNN Networks Ltd. to become a non–exclusive distributor of Marnetics products in Israel. The Company terminated these agreements in June 2003 and as such the Company and remains without any local distributors in the Israeli market.

                         In April 2002, Marnetics entered into a services agreement with Menachem Sharron to provide to Marnetics in the Territory of Southern Africa, on a non-exclusive basis, business development services for the sale of its products.

                         In June 2002, the Company entered into a letter of intent with PortfolioPR, a New York based company, for public relation and investor relations services. The Agreement came to an end in August 2002.

                         On December 15, 2002, the Company entered into a non-exclusive services agreement with RevenueTraction, LLC to identify potential distributors, business opportunities, investment prospects and other financing for the Company and/or any affiliates of the Company. The Agreement came to an end in May 2003.

                         On December 16, 2002, the Company entered into a non-exclusive services agreement with Yitzhak Rosenbaum, to engage in services to assist the Company in approaching prospects for the purpose of obtaining funding for the Company or its affiliates by means of investment, merger, acquisition or sale of asset transactions, as well as for the establishment of business relationships for the marketing of the Company’s products.

                         On February 3, 2003, Marnetics announced the launch of an ISP rating site that utilizes the advanced technology provided by the ProsperaTM Expert. The site tests five major Israeli ADSL ISP’s service levels based on five parameters that best describe the overall service and its relative importance to the ADSL users. The site operates automatically, providing information five times daily to the users (current and potential ADSL users).  The information is then accumulated and presented on a weekly and monthly basis along with colorful graphics. Marnetics believes its the first of the kind in the ADSL market.

                         Distribution Network

                         Potential for Marnetics’ products exist throughout the world, wherever IP networks are in operation. However, the process to research the local market, select and appoint suitable distributors and provide the necessary technical support is relatively expensive. Consequently, Marnetics is focusing on selected major markets which likely justify that investment.

                         Prospera products were marketed via two parallel routes:

•	Direct – directly between Marnetics and customers.
•	Indirect – through a geographically spread network of distributors.

                         In the local market, the initial focus was to build a customer base (primarily larger enterprises). Successful take up by these customers should act as reference sites, generating interest from other potential direct customers and potential distributors.

                         Distributors will supply products and offer services (installation, maintenance and Net QA). Their staff will receive full training, so that they will be able to provide the same quality of service as provided by Marnetics itself.

                         The preferred profile of distributors is systems integrators with existing customer base, providing network maintenance services.

                         CisMate will be distributed by suppliers of network hardware, especially those companies covering LAN products.

                         In the first quarter of 2003, Marnetics had carried out a highly active public relations activity aimed at raising and maintaining interest in the Company from the investor community and firmly placing Marnetics on the industry radar screen in terms of attracting interest from potential customers and business partners. So far, the response has been limited which can have a possible adverse effect on the Company.

Events that took place during the first half of year 2003 were:

First Half	- OCS Grant
2003	- Appointment of a chief technical manager
- Revenue Traction Agreement
- Launching of the ISP Rating website.
- Customer installations – Orbotech, NCC Singapore, Kibbutz Erez, Magan David Adom, Negev Ceramics, Iscor and more.
- Handling of Legal Issues

                         Strategic Partnerships

                         Following decisions reached at the AGM in November 2002, the Company has resolved to pursue alliances and partnerships with leading companies in the Network arena.

                         The Marnetics technologies have been developed with the ability to easily integrate and operate alongside other network products. As a result, there are opportunities to establish OEM agreements with developers/suppliers of network products or to sell/license technologies to leading industry players.

                         The opportunity of strategic cooperation has an important effect on product definition and design. As product rollout continued during Q1 and Q2 of 2003, the efforts to increase market knowledge/feedback and approach potential partners was intensified especially with the assistance of RevenueTraction, LLC. This agreement has been terminated on the response has been has been limited which can have a possible adverse effect on the Company.

                         ELECTRICAL BUSINESS

                         Prior to December 2000, the Company’s sole business was as an electrical and lighting contracting and engineering firm engaged in the installation and maintenance of infrastructure works located in the State of Israel.  The Electrical Business has been characterized by intense competition and pricing pressures over the past several years.  The results of operation of the Electrical Business have also been materially adversely affected by the economic slowdown and political instability in Israel.  As a result and in order to enable the Company to focus on the Network Business, the Company sold the Electrical Business, effective as of March 31, 2001.  See “Item 8B – Significant Changes.”

               C.      Organizational Structure

                         The following is a list of the Company’s direct and indirect significant subsidiaries as of May, 2003:

Name of Significant Subsidiary/Affiliate	Country of Incorporation	Percentage of Ownership Interest and Voting(1)

Marnetics, Ltd.	Israel	100%(3)

Marnetics, Inc. (a subsidiary of Marnetics Ltd.) (not active)	Delaware, USA	100%

Speedwise Technologies Ltd. (an affiliate of Marnetics Ltd.)(2)	Israel	17.1% 14.73% fully diluted basis

(1)	On fully diluted basis.

(2)	The Company holds 450,000 Ordinary Shares of Speedwise Technologies Ltd (“Speedwise”). Speedwise entered into an agreement to sell all its assets and intellectual property to Orsus Solutions Ltd., an Israeli technology company. See “Item 7. B. Related Party Transactions”.

(3)	On December 11, 2002 the Board of Directors resolved to authorize management of Marnetics to structure an Employment Stock Option Plan for the year 2003 and to allocate to employees of Marnetics up to 5 (five) per cent of the issued and outstanding share capital of Marnetics on a fully diluted basis. The program has not yet gone into effect.

            D.          Property, Plants and Equipment

                         As of December 20, 2000, we relocated our headquarters  from Moshav Batzra to a facility in Ra’anana, Israel, leased by the subsidiary - Marnetics Ltd. The facility consists of approximately 232 square meters. The lease expired on May 30, 2003 and was renewed until December 2003. The rent expense for the facility is currently approximately US $2,088 per month, plus Israeli value added tax.

                         As part of sale of the Company’s electrical operations as described in “Item 8B – Significant Changes”, all rights and obligations of the Company regarding the facility in Batzra were assigned to the purchaser of the Company’s Electrical Business, Idan Millennium Investments and Assets Ltd., as of March 31, 2001.

Item 5.             Operations and Financial Review and Prospects

                         The following contains forward-looking statements, which involve risks and uncertainties.  Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors.  The following discussion and analysis of financial condition and results of operations should be read along with the accompanying Consolidated Financial Statements for the year ended December 31, 2001. See “Item 8A –Financial Information”. These reports are presented in United States dollars and have been prepared in accordance with US GAAP.

           A.          Operating Results

                         Overview

                         Marnetics Broadband Technologies Ltd. (formerly Stav Electrical Systems (1994) Ltd.) (the “Company” or “Stav”) was engaged in the manufacture, installation and maintenance of electrical and lighting systems, mainly for public institutions and in the development of Internet performance enhancement solutions through its wholly owned subsidiary Marnetics Ltd.

                         The Company’s operations during 2002 consisted of the core business of developing and marketing network capacity enhancement and network information analysis solutions for IP networks or the Network Business, which is handled through our wholly-owned subsidiary, Marnetics Ltd. During 2002 the Company also dealt with legal issues and collection of debt relating to the Electrical Business, which was sold during 2001. See “Item 8B – Significant Changes.”

                         On June 1, 2000, a share exchange agreement was signed between the Company and Marnetics Ltd. The agreement was consummated after final approval of the Company’s shareholders on December 31, 2000. The fair value of Stav shares, US$ 11,314,280 was determined on the basis of the average market price of its outstanding shares US$ 8.00. Goodwill in the amount of $11,309,000 was recorded accordingly.

                         The merger between Marnetics and the Company was accounted for as a reverse merger. As the shareholders of Marnetics (as a group) received the largest ownership interest in the Company, Marnetics was determined to be the “accounting acquirer” in the reverse acquisition. As a result, the historical financial statements of the Company (prior to December 31, 2000) were replaced with the historical financial statements of Marnetics. The statements of operations for 2000 and 1999 include the operations of Marnetics. The December 31, 2000 balance sheet includes the accounts of the Company and Marnetics. The fair value of Stav shares, US$ 11,314,280 was determined on the basis of the average market price of its outstanding shares US$ 8.00 per share. Goodwill in the amount of $11,309,000 was recorded accordingly.

                         Effective March 2001, sold off the electrical business and wrote-off goodwill in the amount of $2 million as discontinued business. Further, during 2001, in view of the markets downturn, the Company assessed the value and future benefit of its enterprise level goodwill pursuant to Accounting Principles Board Opinion No. 17, “Intangible Assets” (“APB 17”). The result of the assessment was a full write-off of the goodwill in the amount of $9,309,000

                         Marnetics has a limited operating history and is subject to risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for network capacity enhancement products and services. There is no assurance, however, that additional capital will be available to the Company and the inability to obtain such financing would have a material adverse effect on the Company. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty and these adjustments may be material.

                         During 2000, Marnetics raised US$ 7.04 million from new investors and recruited additional employees. During 2001, Marnetics continued to increase its research and development activities and shifted its core business from developing and marketing Internet performance enhancement solutions to the development and marketing of IP network, capacity and analysis solutions.

                         The Company has a limited operating history and has sustained losses since its inception.  As shown in the accompanying financial statements, the Company incurred a net loss of $3,021,000 for the year ended December 31, 2002 and as of that date has accumulated a loss of $24,333,000. Management is actively seeking additional funds or M&A transactions that will provide funds needed to support its operation in order to fully implement its business plans. Failure to find the appropriate funds or M&A will force the Company to close down in the third quarter of year 2003.

                         In May 2002, Marnetics submitted an application to obtain research and development grant in the sum of $230,000 from the Office of the Chief Scientist, of the Ministry of Industry and Trade, of the State of Israel (“OCS”) which was approved in November 2002. To date Marnetics has received a grant of $185,000.  The grant is based on research and development expenses that Marnetics had actually expensed until May 2003. There can be no certainty that the remaining funding will be received by Marnetics.

                         As of April 26, 2003, the Company decided to lay off the majority of the employees of the Company and its wholly-owned subsidiary, Marnetics Ltd. in the areas of marketing, sales and research and development. The remaining employees are in the area of administration and will be left until the end of year 2003. A new updated budget was approved that reflects the reduction of the research and development, and marketing and sales operations of the Company and Marnetics Ltd.

                         Effective March 2001 the Company sold to Idan Millenium Investments and Assets Ltd. (“IDAN’), a company under the control of Dov Strikovsky, a major shareholder and President, Chairman and former CEO of the Company, all the fixed assets, inventories, other assets and liabilities and related goodwill, in the amount of an an appraised value of $2,000,000, relating to the electrical operations, for a consideration of $597,000. The consideration is payable in 25 monthly installments of $24,000 commencing February 1, 2002. In May 2002 the Company signed an addendum with IDAN to change the terms of payments to such that the first 11 installment will be reduced to $7,000 each and the remaining 14 installments will be of $37,000. The Company, considering the collectibility probability, decided to establish an allowance on the amount not yet collected. During 2002 $71,000 were repaid on the account of the sale consideration. See “Item 7B – Related Party Transactions.”

                         In prior years the Company granted loans to Mr. Strikovsky in the amount of $1,228,000. The loan was linked to the Israeli CPI and bore interest of 2% per annum and was repayable in eight annual installments each comprised of 1/8 of the principal and the accrued interest thereon commencing December 2000. At December 31, 2001 the Company reassessed the collectibility of the loan in accordance with provisions of SFAS No. 114 “Accounting by Creditors for Impairment of a Loan”, and resolved, considering the probability of its collectibility, to establish a loan loss allowance for the entire amount. Income from impaired loan will be recorded using the cash method. During 2002 $142,000 were repaid on the account of the loan.

                         To secure his obligations under the various agreements Mr. Strikovsky has collateralized 300,000 shares that he owns of the Company. No other payments were made by Mr. Strikovsky subsequent to December 31, 2002. The Company is involved in ongoing legal efforts aimed at collecting amounts due from Mr. Strikovskyand the companies under his control. . See “Item 7.B. – Related Party Transactions – Indemnification by Significant Shareholder.”

                         On May 9, 2001 an agreement (the “Bank Agreement”) was signed between the Company and Bank Hapoalim, Ltd. (the “Bank”) with respect to the Company’s debt to the Bank in the amount of $3,127,000 (the “Debt”). In accordance with the Bank Agreement, the Bank has agreed to release the Company from its obligation to repay the Debt and to cancel the floating charge and liens registered in favor of the Bank on properties of the Company provided that, by May 31, 2001 the Company shall pay $954,000 to the Bank on account of the Debt (the “Repaid Amount”) and in addition the Company shall have assigned to the Bank all its rights with respect to the debt of the municipality of Hod Hasharon to the Company in the amount of  $2,173,000. The Company paid the $954,000 and made the assignment in the aforesaid amount.

                         In addition, the Company has provided the Bank with a guarantee of up to $716,000, which decreases in the ratio of NIS 1:2 paid on account of the outstanding debt of Hod Hasharon, which has been assigned to the Bank (Note 3b). To date Hod-Hasharon has not made any re-payment on account of the debt, and therefore the guarantee has not decreased. According to the terms of the Bank Agreement, following November 30, 2002, the Bank is entitled to exercise the outstanding amount of the guarantee, and since the guarantee has not decreased, the Company decided to establish an allowance for the guarantee in full. Nevertheless, the Company and its representatives are conducting on-going negotiations with Hod-Hasharon for the repayment of the debt to the Bank, although at present the Company cannot assess what portion of the debt will be recovered, if any, (and the guarantee decreased accordingly) as a result of such negotiations, or any future action by the Company. See “Item 8A - Legal Proceedings”.

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

                         Until September 2000 the Company held 33.6% of the outstanding shares of Speedwise Technologies Ltd (“Speedwise”). In September 2000, Speedwise issued shares to a third party which resulted in a decrease in the Company’s holdings in Speedwise to 19.19% and during February 2001 additional shares were issued to Orsus Solutions Ltd., (“Orsus”) an Israeli technology company resulting in a further dilution to 14.73%. In October 2002 Speedwise sold its assets and intellectual property to a third party in consideration of cash and shares. Based on the consideration received by Speedwise, the Company assesses that the recoverable amount of its investment in Speedwise will be $60,000 and as a result the Company recorded as of December 31, 2002 a write down of $522,000 of investment.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001
UPDATE

                         Operating Revenues

                         Company had no sales in year ending December 31, 2001. Commercialization of the products started in third quarter of 2002. The Company had $19,000 sales in the year ending December 31, 2002, $9,000 from the Speedwise OEM Agreement, and $6,000 from selling Prospera products, and $4,000 from consulting services.

                         Operating Expenses

                         Research and Development expenses consisted primarily of salaries and related expenses. Research and Development expenses decreased from $812,000 in the year ending December 31, 2001 to $486,000 in the year ending December 31, 2002.  The decrease was primarily due to Company’s reduction of its research and development activities and the accrued of a grant from the OCS in the sum of $140,000.

                         Selling and Marketing expenses consisted mostly of salaries and increased from $310,000 at the end of December 31, 2001 to $464,000 at the end of December 31, 2002, due to initialization of business development efforts. Travel and promotional expenses increased as products were ready for sale.

                         General and Administrative expenses consisted primarily of salaries and related expenses for administrative and executive staff, fees for professional services, and general office and rent expenses. General and Administrative expenses decreased from $1,128,000 in the year ending December 31, 2001, to $784,000 in the year ending December 31, 2002. The decrease was primarily due to the reduction of employees and decreased professional and consulting fees.

                         The Company and Mr. Strikovsky were named as a defendant in a claim for specific performance of an agreement entered into by the Company and the plaintiff, Ananda Capital Partners, Inc., in April 1999 (the “Agreement”) as well as damages as a result of a breach of the agreement. On July 2, 2001, due to the fact that no defense and/or reply were provided by the Company, judgment was entered against the Company in the amount of $725,000. On February 7, 2002 the Company filed a motion to vacate the judgment and on February 27, 2002 the court rejected the motion. The Company filed an appeal on the court decision which was accepted by the Supreme Court of the state New York with instructions to allow evidentiary hearing that is now in process. The plaintiff proposed to settle the suit for $250,000 but the Company rejected the proposal. In 2001 the Company has established an allowance in the amount of $750,000 to provide for its possible exposure. Based on the new developments the Company decreased the allowance by $500,000 to $250,000 which is its current estimate of the probable exposure.See “Item 8A (1) – Financial Information -Legal Proceedings.”

                         On June 1, 2000, a share exchange agreement was signed between the Company and Marnetics Ltd. The fair value of Stav shares, US$ 11,314,280 was determined on the basis of the average market price of its outstanding shares at US$ 8.00 per share. Goodwill in the amount of $11,309,000 was recorded accordingly. Effective March 2001, sold off the electrical business and wrote-off goodwill in the amount of $2 million as discontinued business. Further, during 2001, in view of the markets downstream, the Company assessed the value and future benefit of its enterprise level goodwill pursuant to Accounting Principles Board Opinion No. 17, “Intangible Assets” (“APB 17”). See “Item 18 Financial Statements - Note 1 & 3b”. The result of the assessment was a full write-off of the goodwill in the amount of $9,309,000.

                         On December 31, 2001 the Company reassessed the collectibility of the loan given to Mr. Dov Strikovsky and his affiliated companies, a major shareholder and President, Chairman and former CEO of the Company, in the amount of $1,228,000 in accordance with provisions of SFAS No. 114 “Accounting by Creditors for Impairment of a Loan”, and resolved, considering the probability of its collectibility, to establish a loan loss allowance for the entire amount. Income from impaired loan will be recorded using the cash method. During 2002, $266,000 were repaid to the Company. See “Item 7B - Related Party Transactions - Loans to Significant Shareholder and Former Director and CEO”.

                         During the year ending December 31, 2002, the Company recorded a write down of $522,000 based on the estimated recoverable amount of $60,000 of its holdings in Speedwise Technologies Ltd. from the sale of Speedwise’s assets and intellectual property in consideration of cash and shares.

                         The Company has provided the Bank with a guarantee of up to $716,000, which decreases in the ratio of NIS 1:2 paid on account of the outstanding debt of Hod Hasharon, which has been assigned to the Bank (Note 3b). To date Hod-Hasharon has not made any re-payment on account of the debt, and therefore the guarantee has not decreased. According to the terms of the Bank Agreement, following November 30, 2002, the Bank is entitled to exercise the outstanding amount of the guarantee, and since the guarantee has not decreased, the Company decided to establish an allowance for the guarantee in full.

                         Non-cash compensation expenses totaled $805,000 in the year ending December 31, 2001 compared to $792,000 in the year ending December 31, 2002.

                         Non-cash compensation includes the amortization of unearned employee stock-based compensation and expenses for options granted to a related party.  Stock-based compensation expenses are amortized over the vesting schedule of the option, typically four years, using the straight-line approach.

                         Financial Income

                         Net financial income for the year ending December 31, 2001 and the year ending December 31, 2002 was $175,000 and $32,000, respectively. These items consist of interest earned on bank deposits and gains and losses from a re-measurement of monetary balance sheet items resulting from transactions in non-dollar currencies.

                         Share in losses of Affiliate

                         Until September 2000 the Company held 33.6% of the outstanding shares of Speedwise Technologies Ltd (“Speedwise”). In September 2000, Speedwise issued shares to a third party which resulted in a decrease in the Company’s holdings in Speedwise to 19.19%. During February 2001 additional shares were issued to third parties resulting in a further dilution to 14.73%. During the year ending December 31, 2000 the Company followed the equity method and shared in the losses of the affiliate in the amount of $639,000. Effective January 1, 2001, the investment was carried at cost, and therefore, the Company does not share in any losses of the affiliate in the years thereafter. In October 2002 Speedwise sold its assets and intellectual property to a third party as stated above under Operating Expenses. Based on the consideration received by Speedwise, the Company assesses that the recoverable amount of its investment in Speedwise will be $60,000 and as a result an impairment charge of $522,000 has been recorded.

                         Tax

                         During the year 2002 the Company and Marnetics reached an agreement with the tax authorities regarding tax liability for the years 1998 to 2001. The Company made a provision for this liability and for the year 2002. Marnetics Ltd. has not been assessed for income tax purposes since incorporation.

                         Discontinued Operations

                         On June 10, 2001, the Company executed an agreement, effective March 31, 2001, to sell, it’s Electrical Business, including certain related liabilities, to Idan Millenium Investments and Assets Ltd, wholly-owned by the Company’s President, Chairman and former Chief Executive Officer and current major stockholder, Dov Strikovsky. The company recorded a loss on the sale in the sum of $2,278,000. The company recorded the loss from the Electrical Business for the first quarter of 2001 as a discontinued operation resulting in a loss of $450,000.

                         Net Loss

                         Net loss in the year ending December 31, 2001 and the year ending December 31, 2002 was $16,895,000 and $3,021,000, respectively. Net loss per share was $(2.51) and $(0.41) respectively.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

                         Operating Revenues

                         The Company had no sales in either the years ending December 31, 2000 or December 31, 2001. Commercialization of the products started in second quarter of 2002.

                         Operating Expenses

                         Research and Development expenses consisted primarily of salaries and related expenses. Research and Development expenses increased from $252,000 in the year ending December 31, 2000 to $812,000 in the year ending December 31, 2001.  The increase was primarily due to Company’s expansion of its research and development activities.

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

                         The Company and Mr. Strikovsky was named as a defendant in a claim for specific performance of an agreement allegedly entered into by the Company and the plaintiff, Ananda Capital Partners, Inc., in April 1999 (the “Agreement”) as well as damages as a result of a breach of the agreement. On July 2, 2001, due to the fact that no defense and/or reply were provided by the Company, judgment was entered against the Company in the amount of $725,000. On February 7, 2002 the Company filed a motion to vacate the judgment and on February 27, 2002 the court rejected the motion. The Company filed an appeal on the court decision which was accepted by the Supreme Court of the state New York with instructions to allow evidentiary hearing that is now in process. The plaintiff proposed to settle the suit for $250,000 but the Company rejected the proposal. In 2001 the Company has established an allowance in the amount of $750,000 to provide for its possible exposure. See “Item 8A (1) – Financial Information -Legal Proceedings.”

                         On June 1, 2000, a share exchange agreement was signed between the Company and Marnetics Ltd. The fair value of Stav shares, US$ 11,314,280 was determined on the basis of the average market price of its outstanding shares at US$ 8.00 per share. Goodwill in the amount of $11,309,000 was recorded accordingly. Effective March 2001, sold off the electrical business and wrote-off goodwill in the amount of $2 million as discontinued business. Further, during 2001, in view of the markets downstream, the Company assessed the value and future benefit of its enterprise level goodwill pursuant to Accounting Principles Board Opinion No. 17, “Intangible Assets” (“APB 17”). See “Item 18 Financial Statements - Note 1 & 3b”. The result of the assessment was a full write-off of the goodwill in the amount of $9,309,000.

                         On December 31, 2001 the Company reassessed the collectibility of the loan given to Mr. Dov Strikovsky, a major shareholder and President, Chairman and former CEO of the Company, in the amount of $1,228,000 in accordance with provisions of SFAS No. 114 “Accounting by Creditors for Impairment of a Loan”, and resolved, considering the probability of its collectibility, to establish a loan loss allowance for the entire amount. Income from impaired loan will be recorded using the cash method. See “Item 7B - Related Party Transactions - Loans to Significant Shareholder and Former Director and President, Chairman and CEO”. During year 2002 the Company managed to collect $266,000 plus interest from Mr. Strikovsky.

                         Non-cash Compensation includes the amortization of unearned employee stock-based compensation and expenses for options granted to a related party.  Stock-based compensation expenses are amortized over the vesting schedule of the option, typically four years, using the straight-line approach.

                         During the year ending December 31, 2001, Company recorded an aggregated unearned stock-based compensation of $60,000. Stock-based compensation included in operating expenses totaled $805,000 in the year ending December 31, 2001 compared to $2,408,000 in the year ending December 31, 2000.

                         Financial Income

                         Net financial income in the year ending December 31, 2000 and the year ending December 31, 2001 was $167,000 and $175,000, respectively. These items consist of interest earned on bank deposits and gains and losses from a re-measurement of monetary balance sheet items resulting from transactions in non-dollar currencies.

                         Share in losses of Affiliate

                         Until September 2000 the Company held 33.6% of the outstanding shares of Speedwise Technologies Ltd (“Speedwise”). In September 2000, Speedwise issued shares to a third party which resulted in a decrease in the Company’s holdings in Speedwise to 19.19% and during February 2001 additional shares were issued to third parties resulting in a further dilution to 14.73%. During the year ending December 31, 2000 the Company followed the equity method and shared in the losses of the affiliate in the amount of $639,000. Effective January 1, 2001, the investment is carried at cost, and therefore, the Company does not share in any losses of the affiliate in the year ending December 31, 2001.

                         Discontinued Operations

                         On June 10, 2001, the Company executed an agreement, effective March 31, 2001, to sell, it’s Electrical Business, including certain related liabilities, to Idan Millenium Investments and Assets Ltd, wholly-owned by the Company’s President, Chairman and former Chief Executive Officer and current major stockholder, Dov Strikovsky. The company recorded a loss on the sale in the sum of $2,278,000. The company recorded the loss from the Electrical Business for the first quarter of 2001 as a discontinued operation resulting in a loss of $450,000.

                         Net Loss

                         Net loss in the year ending December 31, 2000 and the year ending December 31, 2001 was $3,996,000 and $16,895,000, respectively.

            B.         Liquidity and Capital Resources

                         To date, the Company has funded its operations through equity investments and bank credit lines. During the year 2000 Marnetics issued shares in consideration of $7,297,000. On December 31, 2002, the Company had $957,000 of cash and cash equivalents compared to $2,418,000 at December 31, 2001. The decrease is mostly due to cash used to finance the operation activities in the amount of $1,391,000.  As of December 31, 2001, the Company had no bank credit lines and is financing its activity based only on cash available.

                         The Company’s capital requirements have been reduced. Still, cash requirements could exceed cash flow from limited operations. As a result, the Company may become dependent on bank credit lines and sales of its securities to fund its development and activities.

                         The Company reduced during 2003 its operating expenses in order to reserve enough cash for the anticipated expenses and legal issues.

                         Net cash used in operating activities in 2,000, 2001, and 2002 was $872,000, $4,120,000, and $1,391,000, respectively.  Since the Company has not generated meaningful revenues to date, it must use its working capital to fund its research and development, marketing, sales general and administrative expenses.

                         The Company had as of December 31, 2002 a working capital of $3,000, compared to a working capital of $1,652,000 as of December 31, 2001.

                         The Company’s cash and cash equivalents are generally held in short term US dollar bank deposits.

                         Total shareholder equity on December 31, 2002 was $208,000 compared to $2,437,000 on December 31, 2001.

                         On May 9, 2001 an agreement (the “Bank Agreement”) was signed between the Company and Bank Hapoalim, Ltd. (the “Bank”) with respect to the Company’s debt to the Bank in the amount of $3,127,000 (the “Debt”). In accordance with the Bank Agreement, the Bank has agreed to release the Company from its obligation to repay the Debt and to cancel the floating charge and liens registered in favor of the Bank on properties of the Company provided that, by May 31, 2001 the Company shall pay $954,000 to the Bank on account of the Debt (the “Repaid Amount”) and in addition the Company shall have assigned to the Bank all its rights with respect to the debt of the municipality of Hod Hasharon to the Company in the amount of  $2,173,000. The Company paid the $954,000 and made the assignment in the aforesaid amount.

                         In addition, the Company has provided the Bank with a guarantee of up to $716,000, which decreases in the ratio of NIS 1:2 paid on account of the outstanding debt of Hod Hasharon, which has been assigned to the Bank (Note 3b). To date Hod-Hasharon has not made any re-payment on account of the debt, and therefore the guarantee has not decreased. According to the terms of the Bank Agreement, following November 30, 2002, the Bank is entitled to exercise the outstanding amount of the guarantee, and since the guarantee has not decreased, the Company decided to establish an allowance for the guarantee in full. Nevertheless, the Company and its representatives are conducting on-going negotiations with Hod-Hasharon for the repayment of the debt to the Bank, although at present the Company cannot assess what portion of the debt will be recovered, if any, (and the guarantee decreased accordingly) as a result of such negotiations, or any future action by the Company. See “Item 8A - Legal Proceedings”.

                         Failure to collect the total amounts, or part of it, from Idan Millenium Investments and Assets Ltd., from Mr. Dov Strikovsky or from the municipality of Hod Hasharon, or losing the litigation or a monetary settlement with Ananda Capital Partners could have a severe negative impact on the company future cash flow and liquidity. See “Item 3D – Risk Factors - Risks Relating to Collection of Debt by the Company and Risk Factors – Risks Related to Legal Proceedings.”

            C.         Research and Development

                         Research and Development expenses increased from $252,000 in the year ending December 31, 2000 to $812,000 in the year ending December 31, 2001, then decreased to $486,000 in the year ending December 31, 2002.  The decrease was primarily due to Marnetics reduction of its research and development activities, reducing staff and hiring additional staff with lower salaries, receiving the OCS grant, and purchase of equipment and software. As of June 2003, the Vice President of R&D, Nr. Hanoch Newman, will no longer be an employee of Marnetics, and possibly be available for consultation dependent on current negotiations the Company is having with him. Present research and development efforts are currently reduced.

                         The main targets of the research and development department for the year 2002 were to commercialize new versions of the ProsperaTM product line.

                         In May 2002, Marnetics Ltd. submitted to the OCS a request to obtain research and development funding in the sum of $250,000 from the Office of the Chief Scientist, of the Ministry of Industry and Trade, of the State of Israel (“OCS”) for development of products for the Prospera™ platform which was approved on November 2002. The total amount of grants accrued and received at December 31, 2002 was $ 140,000. Marnetics continued to receive grant funding through the first half of year 2003 as well.

                         Marnetics is committed to pay royalties to the Office of the Chief Scientist of the Government of Israel on proceeds from sales of products in which the Chief Scientist has participated by way of grants, up to the amount of 100% of the grants received, in dollar terms plus interest at LIBOR. The royalties are payable at a rate of 3% for the first three years of product sales and 3.5% thereafter. No royalty expenses were paid to the Chief Scientist in 2002. The research and development grants are presented in the statements of operations as an offset to research and development costs. The refund of the grant is contingent on future sales and Marnetics has no obligation to refund these grants, if sufficient sales are not generated. Based on the terms established in the agreement with the OCS the Company may not sell its IP to a non-Israeli entity.

            D.        Trend Information

                         The market for network capacity enhancement solutions is in an early stage of development and its success is not guaranteed. Therefore, we cannot accurately assess the size of the market, the products needed to address the market, the optimal distribution strategy, or the competitive environment that will develop. In order for this area to be successful, potential customers must invest in traffic management of their networks and improving the performance of mission critical applications. The growth of the network capacity enhancement solutions market also depends upon a number of factors, including the availability of inexpensive bandwidth, especially in international markets, and the growth in complexity of WAN and the CapEx of enterprises.

                         Recently Issued Accounting Standards

                         In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements SFAS Nos. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” SFAS No. 145 will impact how companies account for sale-leaseback transactions and how gains or losses on debt extinguishments are presented in financial statements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, early application is encouraged. Under the provisions of SFAS 4 gains and losses associated with extinguishments of debts were reclassified as extraordinary item. SFAS No. 145 provides that gains and losses associated with extinguishments of debts will be classified as extraordinary item only if they meet the criteria of APB Opinion No. 30. The application of the requirements of SFAS No. 145 will not have a material impact on the Company’s financial position or results of operations.

                         In July 2002, the FASB issued SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The application of the requirements of SFAS No. 146 will not have a material impact on the Company’s financial position or results of operations.

                         In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The application of the requirements of FIN 45 will not have a material impact on the Company’s financial position or results of operations.

                         In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation—Transition and Disclosure—as Amendment to FAS 123.” SFAS 148 provides two additional transition methods for entities that adopt the preferable method of accounting for stock based compensation. Further, the statement requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value based method of accounting. These disclosures are now required for interim periods in addition to the traditional annual disclosure. The amendments to SFAS No. 123, which provides for additional transition methods, are effective for periods beginning after December 15, 2002, although earlier application is permitted. The amendments to the disclosure requirements are required for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

            E.         Off-Balance Sheet Arrangements

                         We do not have any off-balance-sheet arrangements.

Item 6.             Directors, Senior Managers and Employees

            A.         Directors and Senior Management

                         The following is a list of our directors and senior management, as of the end of June 2003, 2003 followed by a description of their business background:

Name	Age	Position
Menachem Reinschmidt	43	Chairman of the Board*
Moshe Rubin	50	External Director
Dr. Ora Setter	51	External Director
George Balot	61	Director and to become Acting Chief Financial Officer*
David Sheetrit	41	Director and Acting Chief Executive Officer
Ilan Hadar	38	Chief Financial Officer*
Hanoch Newman	37	Vice President – Research and Development*

*
Mr. Jacob Ben-Gur, Chairman of the Board of the Company, announced his resignation from the position of Chairman of the Board of Director at a Company board meeting on January 31, 2002, due to his heavy work load and other duties other than as Chairman and Director of the Company. He officially resigned on June 5, 2002.  Mr. Menachem Reinschmidt became Chairman of the Board of the Company on November 2002.  Mr. David Sheetrit, who had been the Chief Operating Officer of the Company from January 2001, has become the Acting Chief Executive Officer of the Company effective June 22, 2003. Mr. Ilan Hadar the Chief Financial Officer of the Company up until July 26, 2003. Beginning June 27, 2003 Mr. George Balot will share the duties with Mr. Hadar until Mr. Hadar’s leaving the Company at the end of July 2003 at which time Mr. Balot will be the sole Acting Chief Financial Officer of the Company on a part-time basis until September 30, 2003.

                         Menachem Reinschmidt, Chairman of the Board of the Company since November 2002 and Director of the Company since 2001; Mr. Reinschmidt has been Director of Marnetics Ltd., and Director of Marnetics, Inc, since the establishment of both entities. Mr. Reinschmidt established Marnetics in 1998, and was the first Chief Executive Officer of Marnetics.  One of the leading data communication experts in Israel, Mr. Reinschmidt has 18 years of experience in the most advanced fields of computer networks, including design, analysis, integration and development.  His expertise incorporates advanced networking topics, including frame relay, TCP/IP, Internet architecture, ATM, Local Area Networks, routers and switches, voice-over IP, etc. Prior to founding Marnetics, from 1993 to 1997 Mr. Reinschmidt was President of ATLan, a software development company located in Tel Aviv.  He is a lecturer and the author of the Hebrew bestseller Local Area Networks for PC and Compatibles.

                         Moshe Rubin, External Director of the Company since 1999, currently serves as a Financing Consultant for the Jerusalem branch of Pama Car Financing. For 15 years, he operated the Dihatsu car dealership, which he opened in Herzliya.  He has also been involved in businesses in car parts, accessories, and car maintenance.

                         Dr. Ora Setter, External Director of the Company since November 2002, currently serves also as External Director on the board of directors of Israeli Ligtharege and Supply Ltd. and Ravad Ltd., two publicly traded companies. Dr. Setter has 20 years of experience in performing consulting to variety of large enterprises in Israel including the major industrial companies and as well as political parties. Dr. Setter established few start-up companies in the area of knowledge management and e-learning. She is a very active lecturer in Israel and in international conferences. Dr. Setter has been for 10 years a lecturer in the Business School of Management at Tel Aviv University. Dr. Setter received her doctorate of business from the Business School of Management at Tel Aviv University.

                         George Balot, Director of the Company since December 2002 and Director of Marnetics Ltd., member of the Audit Committee of the Company until June 2003, and Acting Chief Financial Officer effective as of June 15, 2003. Mr. George Balot has extensive experience in the financial management of medium and large corporations in addition to non-profit organizations in the USA and Israel.  Before coming to Israel in 1978, Mr. Balot, a Certified Public Accountant (USA) was a manager with KPMG in NY, USA.  In Israel Mr. Balot has held positions as CFO at large high tech companies, a large non-profit educational institution with branches located located throughout the entire country, and also as an independent financial consultant to high tech companies and others.  Mr. Balot holds a B.S. from the Rutgers University School of Business Administration, NJ, USA, where he majored in Accounting.

                         David Sheetrit, Director since April 2003, and Acting Chief Executive Officer since June 22, 2003, has also served as Marnetics Ltd’s President and Director since April 2003. Since January 2001 Mr. Sheetrit was the Chief Operating Officer of the Company and Marnetics Ltd.Mr. Sheetrit serves also as a Director of Marnetics Inc.   Before joining Marnetics, Mr. Sheetrit was Head of the Tel Aviv Branch of the College of Management since 1995. In this capacity he supervised the operations, investments, marketing activities and academic programs of the College, which was comprised of 3,000 students and 200 faculty and staff. Mr. Sheetrit has lectured at various colleges and academies and served as an independent organizational and business consultant to various organizations and institutions. He holds a M.Sc. degree in Industrial Management/Business Administration from Ben Gurion University.

                          Ilan Hadar, Chief Financial Officer of the Company until June 26, 2003. Mr. Hadar is responsible for financial management and control and has been with the Company since May 2002. Mr. Hadar possesses ten years of experience in financial management positions with particular expertise in facilitating IPOs, M & A and maintaining shareholder and investor relationships. Additionally, Mr. Hadar has extensive experience in managing the operations of publicly traded enterprises in various operating sectors. Prior to joining the Company, Mr. Hadar served as the Chief Financial Officer of Kardan Technologies Ltd (TASE: KRTC) where he participated in the team that led the IPO of the company. Mr. Hadar was also a member of the investment activities team of the company in the e-commerce sector. Prior to Kardan Technologies Mr. Hadar spent several years with Nessuah Zannex Ltd. (TASE: NESU), a leading Israeli full service brokerage house, the Israeli representative of US Bancorp Piper Jaffray and Invesco. Mr. Hadar led the merger between Nessuah and Zannex to form the current structure of that company. Today Mr. Hadar serves as External Director with the NZ portfolio Management Ltd. Mr. Hadar is a Certified Public Accountant (Israel and USA) and holds M.B.A. in Finance and B.A. in Economics & Accounting from the Hebrew University in Jerusalem. Beginning the end of July 2003, Mr. Hadar will no longer be an employee of the Company.

                         Hanoch Newman, Vice President Research and Development, joined Marnetics in June 2000 as its Vice President of Research and Development.  He is a specialist in real-time systems, embedded systems, UNIX/WIN, C++/C communication, and device drivers.  He also has vast experience in computer programming, with expertise in TCP/IP and other Internet and Communication protocols, as well as system management.  His past experience includes serving as Project Manager at Elron Software NCC from 1999 to 2000, R&D Manager at CT Motion (start-up) from 1998 to 1999, and CTO and MIS in the Israeli Air Force for five years prior thereto.  Mr. Newman will be leaving the Company on a full time basis in June 2003 but will possibly be available for consultation dependent on present negotiations with the Company. He holds a B.A. in Computer Sciences.

                         Changes in the Composition of the Board of Directors during the Year 2002/2003

                         During 2002 Mr. Jacob Ben Gur, former Chairman of the Board, Mr. Moshe Kessner, Mr. Yossi Shelly, External Director and Mr. Joshua Piasetzky resigned from their office as directors. Each of the above resignations were for personal reasons and none of the directors had disagreements with the Company on any matter relating to the Company’s operations, policies or practices.

                         On July 2002 Mr. Pekka Roine joined the Board of Directors and replaced Mr. Ilja Bobbert as a Director. On March 4, 2003, Mr, Roine resigned from the Board of Directors.

                         On October 13, 2002 Mr. Yossi Shelly resigned from his office as External Director and Dr. Ora Setter was elected as the second External Director on November 26, 2002.

                         On October 22, 2002 Mr. David Sheetrit, Chief Operating Officer, joined the Board of Directors temporarily until the Annual General Meeting at which time he resigned. As of April, 2003, Mr. Sheetrit rejoined the Board of Directors.

                         On December 11, 2002 George Balot was appointed as a member of the Company’s Board of Directors and Marnetics Ltd.  and Audit Committee of the Company. Upon Mr. Balot’s appointment as Acting Chief Financial Officer, he ceased to be a member of the Audit Committee of the Company.

                         In April 2003 David Sheetrit was appointed as a member of the Company’s Board of Directors.

                         Term and Rights to Designate Board Members

                         The Articles of Association of the Company provide that at the Company’s annual meeting of shareholders, each director is elected for a period of one year and serves until the next such meeting or until his or her successor is duly elected and qualified.  Directors may be re-elected annually without limitation.

                         The Company’s directors, with the exception of two external directors representing the public (who are paid in accordance with the provisions of the Companies Law, as defined below), do not currently receive any compensation for their services as directors except for George Balot whom receives a per meeting attendance fee of US $200. Certain shareholders and option-holders of the Company have the right to nominate and, pursuant to shareholder agreements, have elected their designees for the Company’s Board of Directors.

                         The former Marnetics Subsidiary shareholders agreed that they will vote in favor of certain nominees for Director of the Company as follows: (i) one nominee designated by ECI Telecom Ltd. (“ECI”) in the event  that ECI holds 12.5% of the issued and outstanding share capital of the Company, or two nominees in the event that ECI holds 25% of the issued and outstanding share capital of the Company,  (ii) one nominee designated by STI Ventures Investments No. 2 B.V. (“STI”), as long as STI holds not less than 5% of the outstanding share capital of the Company, as well as STI can appoint one member as an observer to the Board of Directors of the Company, (iii) one nominee designated collectively by Prime Technology Ventures NV, Docor International BV and Ronchal Investments NV, as long as the Docor Group holds no less than 5% of the outstanding share capital of the Company, and (iv) one nominee designated by Linkware Ltd. (a company under the control of Mr. Reinschmidt) as based on an agreement between the shareholders.  Mr. Pekka Roine represented collectively by Prime Technology Ventures NV, Docor International BV and Ronchal Investments NV and resigned during year 2003. To date, STI has not yet designated a nominee for the Company’s board and ECI has only designated one director nominee Mr. Joshua Piasetzky that served until October 7, 2002.

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

                         External Directors

                         Under the Israel Companies Law (the “Companies Law”), public companies are required to elect two external directors who must meet specified standards of independence.  Companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel, such as the Company, are defined as public companies and under such definition are subject to the requirement of electing two external directors.  An external director may not have had during the previous two years any economic relationship with the Company.  Controlling shareholders of a company, 50% shareholders, and their relatives or employees cannot serve as external directors.  External directors are elected by shareholders.  No individual shall be appointed as an external director if his other positions or affairs create or are liable to create a conflict of interest with his position as director, or if they are liable to constrain his ability to serve as director.  The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the Company who are present at the meeting.  This minority approval requirement need not be met if the total shareholdings of the non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the Company.  Under the Companies Law, external directors serve for a three-year term, which may be renewed for only one additional three-year term.

                         One of our two external directors, Moshe Rubin, was appointed on October 4, 1999 before the adoption of the Companies Law and under the previous Israeli corporate laws.  Pursuant to the provisions of the Companies Law an external director appointed in accordance with the provisions of the former corporate governance law shall be deemed an external director appointed in accordance with the provisions of the Companies Law however the term of appointment shall be for a five-year period therefore Mr. Rubin shall remain in office until 2004.

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

                         The Company’s Amended and Restated Articles of Association provides that the Board of Directors shall consist of a minimum of two (2) and a maximum of eleven (11) directors.  Each director, except for External Directors, shall serve as a director from the time of appointment until the next Annual General Meeting. As mentioned above, External Directors elected after the adoption of the Companies Laws in 2000 shall hold office for 3 year terms and an External Director elected under the previous Israeli corporate statute, the Companies Ordinance, such as the Company’s external director, Moshe Rubin, shall serve for five-year terms, until 2004. Dr. Ora Setter, appointed after the adoption of the Companies Law in 2000, will serve for three-year terms or until 2005.

                         The Amended and Restated Articles of Association provides that directors may be removed only for cause by a majority of shareholders. The Companies Law also provides that a director shall be removed from office in one of the following events: (i) if he has resigned or removed in accordance with the provisions stated therein; (ii) upon conviction for a criminal offence as detailed therein; (iii) in the event that a court has ordered his removal; (iv) in the event that he has been declared bankrupt.

                         Liability of Officers and Directors

                         The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.  The Company’s Articles of Association provide that, subject to any restrictions imposed by corporate law, the Company may enter into a contract for the insurance of the liability of any of the Company’s office holders with respect to an act performed by him in his capacity as an office holder and regarding:

•	a breach of his duty of care to the Company or to another person;

•	a breach of his duty of loyalty to the Company, provided that the office holder acted in good faith and had a reasonable basis to assume that his act would not prejudice the Company’s interests; or

•	a financial liability imposed upon him in favor of another person.

                         In addition, the Company may indemnify an office holder against:

•

a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court in respect of an act performed in his capacity as an office holder; and

•

reasonable litigation expenses, including attorneys’ fees, expended by such office holder or charged to him by a court, in proceedings the Company institutes against him or instituted on the Company’s behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge for which he was convicted, providing such charge does not require proof of criminal intent.

                         These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify an office holder, nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or our consequences;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

                         Under the Companies Law, the Company’s shareholders may amend the Articles of Association to include either of the following provisions:

•

A provision authorizing the Company to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which the board of directors deems to be anticipated and limited to an amount determined by the board of directors to be reasonable under the circumstances; or

•	A provision authorizing the Company to retroactively indemnify an office holder.

                         In addition, pursuant to the Companies Law, approval of the Company’s audit committee and the Company’s Board of Directors and, in specified circumstances, by the Company’s shareholders, must be obtained for the indemnification of, and procurement of insurance coverage for, the Company’s office holders for the following actions:

•	breach of duty of care by any office holder owed to the Company or any other person;

•	breach of fiduciary duty by any office holder owed to the extent that such office holder acted in good faith and had a reasonable basis to assume that the action would not prejudice the Company; and

•	any financial liability imposed on any office holder for the benefit of a third party as a result of any act or omission such office holder committed as an office holder of the Company.

                         As a result of a Shareholders Resolution dated November 26, 2002, the Company has entered into an indemnification agreement with the officers and directors of the Company as of March 13, 2003 and entered into an agreement with each new director. Such agreements contain provisions which endeavor to limit the personal liability of the officers and directors, both to the Company and to our shareholders, for monetary damages resulting from breaches of certain of their fiduciary duties as directors and officers of the Company.  In particular, such agreements provide that the Company will indemnify such individuals to the fullest extent permitted by the Companies Law, as such rights shall from time to time be amended or limited, against all expense, liability, and loss reasonably incurred or suffered by the indemnitee as a result of serving as an officer or director or employee of the Company, or any affiliate thereof or any other entity at the request of the Company.

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

                          Consequently, under the Company’s Amended Articles of Association, the Company may indemnify its officers and directors for financial obligations imposed on them in favor of a third party by a court judgment, including a compromise judgment or a court-approved arbitrator’s decision, as well as for concomitant reasonable legal expenses, including attorney’s fees, as a result of any claim arising from a wrong act in the discharge of their duties in their capacity as officers or directors of the Company which could materially adversely affect the business, prospects, financial condition, or results of operations of the Company.

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

           B.          Compensation

                         The Company’s directors do not currently receive any compensation for their services as directors.  In addition, under the Companies Law, external directors are entitled to annual compensation plus per meeting attendance fee.  The Company currently pays its external directors an annual fee of US $3,100 and per meeting attendance fee of US $200. Every two telephone conference calls are considered one meeting.  Mr. Yossi Shelly also received travel expenses of fifty cents per kilometer. The Company granted Mr. Moshe Kessner, who was a member of the board of directors of the Company and in light of his services to the Company, options to purchase 21,000 Ordinary Shares of the Company, which shall vest over a period of 12 months from the date of his nomination. Mr. George Balot receives a per meeting attendance fee of US $200. In addition, upon Mr. Balot assuming the function of Acting Chief Financial Officer of the Company he will receive compensation of $2,000 per month for 70 hours per month of work for the Company.

                         Effective December 2, 2001, Marnetics Ltd. entered into a services agreement with Netlogic Ltd., a company under the control of Menachem Reinschmidt, Chairman of the Board of the Company, and provides on a non-exclusive basis, executive managerial and other related services with respect to the Company, Marnetics Ltd. and any of its affiliated companies, as may be prescribed from time to time by the board of directors of Marnetics,

                         The Board of Director after receiving the approval of the Audit Committee, decided to approve an Addendum to the Netlogic Ltd. Services Agreement (effective December 2, 2002) for six (6) months, from December 2, 2002 to June 2, 2003. The position of Mr. Reinschmidt during the period with the Company was that of Active Chairman of the Board of Directors on a part time basis of fifty percent of his time. Among the duties of the Active Chairman will be to approach companies for potential partnerships, merger and acquisitions investments and selling the Company’s technology and intellectual property. The compensation for such duties will be a monthly gross fee of $5,000 (five thousand dollars) plus Value Added Tax. In addition, the Company will supply Mr. Reinschmidt with a leased car and cellular phone for the duration of the extension of the Netlogic Ltd. Services Agreement.

                         A Second Addendum to this Services Agreement effective December 2, 2002, was signed on June 2, 2003, subject to shareholder approval, for an additional period from June 3, 2003 and to expire December 2, 2003.

                         Mr. David Sheetrit who is the Chief Executive Office of the Company as of June 2003, the Chief Operating Officer of the Company since January 2001, and Director in the Company since April 2003, provides services under a services agreement and receives monthly compensation of $4,000 plus a Company car and is supplied with a cellular phone, exactly as when he was the Chief Operating Officer of the Company.

                         Mr. Ilan Hadar will be leaving the Company effective the end of July 2003.

                         Based on a signed agreement June 22, 2003, effective June 15, 2003 and in effect until September 30, 2003, Mr. George Balot will be the Acting Chief Financial Officer of the Company on a part-time basis of $2000 a month for 70 hours of work, with an additional $45 per hour for every hour over that time.  In addition, Mr. Balot is presently negotiating an agreement with the Company to receive a finder’s fee based only on success in selling the Company’s technology and/or finding an appropriate merger partner for the Company.

                         Mr. Hanoch Newman who is VP Research and Development of the Company provided services to the Company during 2003 at a reduced rate of 80% of his time. In addition to receiving his salary at an 80% rate, he was entitled to receive from the Company sales commission of 8 percent of sales accomplished through his efforts. Mr. Newman will be leaving the Company in June 2003 and will possibly be available for consultation services dependent on negotiations between the Company and him.

           C.          Board Practices

                         See “Item 6A – Director and Senior Management” for period that our directors and senior management are serving.

                         Committees of the Board of Directors – Audit Committee

                         The Companies Law also provides that public companies must appoint an audit committee.  The responsibilities of the audit committee include identifying irregularities in the management of the Company’s business and approving related-party transactions as required by law.  An audit committee must consist of at least three members, and include all of the Company’s external directors.  However, the chairman of the board of directors, any director employed by the Company or providing services to the Company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee.  An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

                         In addition, the Companies Law requires the board of directors of a public company to appoint an internal auditor nominated by the audit committee.  A person who does not satisfy the Companies Law’s independence requirements may not be appointed as an internal auditor.  The role of the internal auditor is to examine, among other things, the compliance of the Company’s conduct with applicable law and orderly business practice.  Following the combination transaction between the Company and Marnetics, Ltd., the Company has decided to appoint a new internal auditor whose candidacy will be recommended by the Audit Committee and approved by the Company’s Board of Directors.

                         The Company has an audit committee that consists of Ora Setter, Moshe Rubin and George Balot. Mr. Balot will be resigning as a member of the audit committee upon his assuming the function of Acting Chief Financial Officer during June 2003. The audit committee exercises the powers of the Board of Directors with respect to the Company’s accounting, reporting and financial control practices.

                         Advisory Committee

                         During year 2002 to further the Company’s progress in both marketing and technology, an Advisory Committee comprised of the following persons that represent both the technology and the investments made in the Company was formed: Erez Aluf, representing STI Ventures Investments No. 2 B.V., Moshe Kessner, Joshua Piasetzky representing ECI Telecom Ltd, and Michael Schlesinger representing Docor International BV.These representatives do not have the power of board of director membersbut are advisory in nature to the management of the Company. Since August, 2002 the Advisory Committee has been inactive.

            D.           Employees

                         On December 11, 2002 the Board of Directors resolved to authorize management of Marnetics  to structure an Employment Stock Option Plan for the year 2003 and to allocate to employees of Marnetics up to 5 (five) per cent of the issued and outstanding share capital of Marnetics on a fully diluted basis. The program has not yet gone into effect.

                         On March 31, 2003 the Company employed approximately 13 persons, of whom six (6)  worked in research and development, two (2) in marketing and sales, and five (5) in general and administrative. As of April 26, 2003, the Company decided to lay off the majority of the employees of the Company and its wholly-owned subsidiary, Marnetics Ltd. in the areas of marketing, sales and research and development. The remaining employees are in the area of administration and will be left for the next few months, possibly to the end of the year 2003. A new updated budget was approved that reflects the shut down of the research and development, and marketing and sales operations of the Company and Marnetics Ltd.

                         A Second Addendum to this Services Agreement effective December 2, 2002, was signed June 2, 2003, subject to shareholder approval, for an additional period from June 3, 2003 and to expire December 2, 2003, whereby Mr. Menachem Reinschmidt through the company Netlogic Ltd. is dedicating 50% of his time to the Company as an active Chairman. The compensation for such duties will be a monthly gross fee of $5,000 (five thousand dollars) plus Value Added Tax. In addition, the Company will supply Mr. Reinschmidt with a leased car and cellular phone for the duration of the extension of the Netlogic Ltd. Services Agreement. See “Item 7.B. Related Party Transactions – Netlogic Ltd.”

                         Mr. David Sheetrit who is the Acting Chief Executive Officer as of June 2003 of the Company, had been from January 2001 up until this time the Chief Operating Officer of the Company and Director in the Company since April 2003, is providing services to the Company under a services agreement and receives monthly compensation of $4,000 plus a Company car and is supplied with a cellular phone for his use in his work for the Company, exactly as when he was the Chief Operating Officer of the Company.

                         Mr. Ilan Hadar will be leaving the Company effective the end of July 2003.

                         Based on a signed agreement June 22, 2003, effective June 15, 2003 and in effect until September 30, 2003, Mr. George Balot will be the Acting Chief Financial Officer of the Company on a part-time basis of $2000 a month for 70 hours of work, with an additional $45 per hour for every hour over that time.  In addition, Mr. Balot is presently negotiating an agreement with the Company to receive a finder’s fee based only on success in selling the Company’s technology and/or finding an appropriate merger partner for the Company.

                         Mr. Hanoch Newman who is VP Research and Development of the Company provides services to the Company at a reduced rate of 80% of his time. In addition to receiving his salary at an 80% rate, he is entitled to receive from the Company sales commission of 8 percent of sales accomplished through his efforts. Mr. Newman will be leaving the Company in June 2003 and will possibly be available for consultation services dependent on negotiations between the Company and him..

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

                         Most of the Company’s employees are insured through a Managers’ Insurance Policy, which offers a combination of pension plans, insurance in cases of death and injury, and retirement and severance pay benefits.  An amount equal to 5% of an employee’s gross salary is contributed to the Managers’ Insurance Policy by the Company and an additional 5% by the employee.  Another component of up to 2.5% paid by the Company covers insurance for damages sustained by employees due to loss of work capability.  An additional amount equal to 8.3% is funded by the Company to cover severance liability.

                         In addition, most of the Company’s employees have an Educational Fund Savings Plan pursuant to which the Company contributes an amount equal to 7.5% of the employee’s salary and the employee contributes an amount equal to 2.5% of his salary.

                         Obligations of the Company resulting from the termination of employer-employee relationships are primarily accounted for through allocations made on behalf of the employees to various compensation funds, pension funds, and insurance companies within the framework of Managers’ Insurance Policies and the Mivtahim Pension Fund,

                         The wages of most of the Company’s employees are linked to changes of the Israeli standard of living price index (CPI) as determined by the Israeli Bureau of Statistics.

                         The total overhead expenses for wages in Israel are usually, approximately 30%.

                         As of May 31, 2003, the Company had no outstanding loans to employees and officers of the Company except to Mr. Dov Strikovsky, the President, Chairman and former CEO, who is no longer employed by the Company but is a significant shareholder of the Company.  See “Item 7B-Related Party Transactions.”

           E.         Share Ownership

                        See Item 7: “Major Shareholders and Related Party Transactions.”

                         Stock Option Plan

                         In connection with the June 1, 2000 share exchange agreement (“the agreement”) signed between the Company and Marnetics, the Board of Directors of the Company adopted an unwritten Option Plan (the “Option Plan”).  The Option Plan provides for the grant of options to purchase up to an aggregate of 1,000,000 Ordinary Shares to directors, key employees and consultants of the Company. The Board of Directors of the Company will determine the terms of the grants. Under the Option Plan, the Company granted, to a company under the control of the former CEO and chairman of the board of the Company, 400,000 fully vested options to purchase shares at the exercise price of $3. With respect to these options non-cash compensation expenses totaling $2,000,000 were recorded and charged to earnings in accordance with APB 25 “Accounting for Stock Issued to Employees”.

                         The Company’s board of directors adopted a written stock option plan in its meeting of June 17, 2001. As of May 31, 2003, 279,206 options are allocated to employees on a fully diluted basis. In addition, former employees of Stav, have been allocated 157,143 options, which are fully vested. There remain 552,224 options that are unallocated.

                         On December 11, 2002 the Board of Directors resolved to authorize management of Marnetics  to structure an Employment Stock Option Plan for the year 2003 and to allocate to employees of Marnetics up to 5 (five) per cent of the issued and outstanding share capital of Marnetics on a fully diluted basis. The program has not yet gone into effect.

Item 7.             Major Shareholders and Related Party Transactions

           A.          Major Shareholders

                         The following table identifies, as of May 31, 2003, certain information with respect to the beneficial ownership of securities of the Company of each person or entity by the Company to be the beneficial owner of five percent (5%) or more of the Ordinary Shares of the Company:

Name and Address of Beneficial Owner	Number	Percent(1)

Linkware Ltd.	1,740,575(2)	18.77%
3 Hadror Street
P.O. Box 73
Hod Hasharon 45100 Israel

Dov Strikovsky	985,714(3)	10.63%
83 Akiva Street
Ra’anana, Israel

ECI Telecommunications Ltd.	1,187,439(4)	12.81%
34 Hasivim Street
Kiryat Aryeh Industrial Park
Petach Tikva Israel

STI Ventures Investments No. 2 B.V	1,180,907	12.74%
Hullenbergweg 379
1101 Cr. Amsterdam
Zuide – Oost
The Netherlands

Prime Technology Ventures NV	630,550	6.80%
Stroombaan 6-8
1181 VX Amstelveen,
The Netherlands

(1)	The number of shares beneficially owned is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days after May 31, 2003, through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares such power with his or her spouse, with respect to all shares of capital stock listed as owned by such person or entity. This does not include an unallocated pool (including prior to merger) of 552,224 options in the calculation of the percentages.

(2)	Includes 302,266 shares that may be acquired pursuant to options that are presently or will become exercisable within 60 days at an exercise price of par value per share.

(3)	Includes 550,000 shares that may be acquired pursuant to options with an exercise price of $3.00 per share, which are presently or will become exercisable within 60 days by O.S.I Limited which is controlled by a trust, the beneficiaries of which are family members of Dov Strikovsky.

                         As of May 31, 2003, 1,008,809 Ordinary Shares of the Company were held of record in the United States.  Such Ordinary Shares were held by five (5) record holders and represented 13.7% of the total Ordinary Shares then outstanding (10.9% on fully diluted basis).  On May 31, 2003, 6,353,581 of the Ordinary Shares were held of record outside of the United States.  Such shares were held by seventeen (17) record holders and represented 86.3% (89.1% on a fully diluted basis) of the total Ordinary Shares outstanding.  Since 927,546 of these Ordinary Shares were held by brokers or other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or where the beneficial holders are resident.

                         The following table sets forth certain information as of May 31, 2003, with respect to the beneficial ownership of shares of Ordinary Shares by each of the Company’s directors and executive officers, individually, and the directors and executive officers of the Company as a group, assuming conversion of all convertible debt or preferred stock and exercise of all warrants and stock options by such person and only by such person.

Amount and Nature of
Beneficial Ownership(1)

Name of Beneficial Owner	Number of Shares	Percent of Class(2)

Menachem Reinschmidt, Director and CEO	1,740,575(3)	18.7%

Moshe Rubin, External Director	—	—

David Sheetrit, Director and COO*	31,250(4)	*

Ilan Hadar, CFO*	27,500(5)	*

Hanoch Newman, VP R&D	53,141 (6)	*

All Officers and Directors as a Group (6 individuals)	2,451,356	26.4%

* Less than 1%; also during June 2003 David Sheetrit became acting CEO, and at the end of July 2003 Ilan Hadar will step down as CFO and leave the Company.

                          (1) The number of shares beneficially owned is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days after October 23, 2002, through the exercise of any stock option or other right.  The inclusion herein of such shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of such shares.  Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares such power with his or her spouse, with respect to all shares of capital stock listed as owned by such person or entity. This does not include an unallocated pool (including prior to merger) of 552,224 options in the calculation of the percentages nor 115,505 unvested options of employees.

                         (2) Based on in 7,362,390 Ordinary Shares outstanding as of May 31, 2003 and 1,945,593 options which are presently or will become exercisable within 60 days after June 30, 2003.

                         (3) Menachem Reinschmidt is a controlling shareholder of Linkware Ltd. and, as such, has the ability to control the voting and disposition of the securities owned by such company. Mr. Reinschmidt disclaims beneficial ownership of such shares. It includes 302,266 shares that may be acquired pursuant to options which are presently or will become exercisable within 60 days by Linkware Ltd. at an exercise price of par value per share.

                         (4) Includes 31,250 shares that may be acquired pursuant to options which are presently or will become exercisable within 60 days. Mr. Sheetrit has an option to acquire 2% of Linkware Ltd. Out of which 1% are presently or will become exercisable within 60 days after October 23, 2002.

                         (5) Includes 27,500 shares that may be acquired pursuant to options which are presently or will become exercisable within 60 days.

                         (6) Includes 53,141 shares that may be acquired pursuant to options which are presently or will become exercisable within 60 days.

            B.         Related Party Transactions

                         Sale of Electrical Business

                         Effective March 2001 the Company sold to Idan Millenium Investments and Assets Ltd. (“IDAN’), a company under the control of Dov Strikovsky, a major shareholder and President, Chairman and former CEO of the Company, all the fixed assets, inventories, other assets and liabilities and related goodwill, in the amount of an appraised value of $2,000,000, relating to the electrical operations for a consideration of $597,000. The consideration is payable in 25 monthly installments of $24,000 commencing February 1, 2002. In May 2002 the Company signed an addendum with IDAN to change the terms of payments to such that the first 11 installment will be reduced to $7,000 each and the remaining 14 installments will be of $37,000. The Company, considering the collectibility probability, decided to establish an allowance on the amount not yet collected. During 2002 $71,000 was repaid on the account of the sale consideration. See “Item 8B – Significant Changes.”

                         Speedwise Technologies Ltd.

                         In April 2001, Marnetics Ltd. entered into a software license agreement with Speedwise Technologies Ltd., a company in which Marnetics Ltd. owns 14.7% interest.  See “Item 4B – Licensing Arrangements.”

                         In July 2001, Marnetics Ltd. entered into an OEM agreement with Speedwise Technologies Ltd., a company in which Marnetics owns 14.7% of its outstanding shares. Income of $9,000 was made from Speedwise during year 2002. See “Item 4B – Customers and Distributors.”  The OEM agreement was cancelled in November 2001.

                         Until September 2000 the Company held 33.6% of the outstanding shares of Speedwise Technologies Ltd (“Speedwise”). In September 2000, Speedwise issued shares which resulted in a decrease in the Company’s holdings in Speedwise to 19.19% and during February 2001 additional shares were issued to third parties resulting in a further dilution to 14.73%. In October 2002 Speedwise sold its assets and intellectual property to Orsus Solutions Ltd., (“Orsus”) an Israeli technology company, in consideration of cash and shares. Based on the consideration received by Speedwise, the Company assesses that the recoverable amount of its holdings in Speedwise will be $60,000 and as a result an impairment charge of $522,000 has been recorded.

                         Netlogic Ltd.

                         Effective December 2, 2001, Marnetics Ltd. entered into a services agreement with Netlogic Ltd., a company under the control of Menachem Reinschmidt, Chairman of the Board of the Company, and provides on a non-exclusive basis, executive managerial and other related services with respect to the Company, Marnetics Ltd. and any of its affiliated companies, as may be prescribed from time to time by the board of directors of Marnetics.

                         The Board of Director after receiving the approval of the Audit Committee, decided to approve an Addendum to the Netlogic Ltd. Services Agreement (effective December 2, 2002) for six (6) months, from December 2, 2002 to June 2, 2003. The role of Mr. Reinschmidt during the period was to hold the office of Active Chairman of the Board of Directors on a part time basis of fifty percent of his time. Among the duties of the Active Chairman will be to approach companies for potential partnerships, merger and acquisitions investments and selling the Company’s technology and intellectual property. The compensation for such duties will be a monthly gross fee of $5,000 (five thousand dollars) plus Value Added Tax. In addition, the Company will supply Mr. Reinschmidt with a leased car and cellular phone for the duration of the extension of the Netlogic Ltd. Services Agreement.

                         A Second Addendum to this Services Agreement effective December 2, 2002, was signed on June 2, 2003, subject to shareholder approval, for an additional period of a few more months, from June 3, 2003 and to expire December 2, 2003.

                         Inter Company Loan Agreement

                         During September 2002 the Company signed a loan agreement with Marnetics Ltd, a fully owned subsidiary, whereby Marnetics Ltd made available to the Company a secured loan of up to $500,000. The principle of the loan will be linked to the changes in the Israeli CPI. The interest was set to 4% annually. The loan will be paid until December 31, 2005. In order to secure the repayment of the loan, the Company agreed to pledge in favor of Marnetics Ltd. the amounts that will be collected from the account of the “Loans to Significant Shareholder and Former Director and Officer” in the amount of $1,228,000.

                         Combination Transaction

                         Effective December 31, 2000, Stav Electrical Systems (1994) Ltd. acquired Marnetics Ltd. pursuant to the terms of that certain share exchange agreement among the Company, Marnetics Ltd. and the security holders of Marnetics Ltd.  Upon the closing of that transaction, certain entities and individuals affiliated with the Company, including Dov Strikovsky, a principal shareholder and the President, Chairman and former Chief Executive Officer of the Company or entities affiliated with Mr. Strikovsky, received options to purchase up to 400,000 Ordinary Shares of the Company.

                         Assignment of Bank Debt

                         On May 9, 2001 an agreement was signed between the Company and Bank Hapoalim Ltd. (“Bank”) with respect to the Company’s debt to the Bank in the amount of $3,127,000 (the “Debt”). In accordance with the Bank agreement, the Bank has agreed to release the Company from its obligation to repay the Debt and to cancel the floating charge and liens registered in favor of the Bank on properties of the Company provided that, by May 31, 2001 the Company shall pay $954,000 to the Bank on account of the Debt (the “Repaid Amount”) and in addition the Company shall have assigned to the Bank all its rights with respect to the debt of the municipality of Hod Hasharon to the Company in the amount of  $2,173,000. The Company paid the $954,000 and made the assignment in the aforesaid amount.

                         In addition, the Company has provided the Bank with a guarantee of up to $716,000, which decreases in the ratio of NIS 1:2 paid on account of the outstanding debt of Hod Hasharon, which has been assigned to the Bank (Note 3b). To date Hod-Hasharon has not made any re-payment on account of the debt, and therefore the guarantee has not decreased. According to the terms of the Bank Agreement, following November 30, 2002, the Bank is entitled to exercise the outstanding amount of the guarantee, and since the guarantee has not decreased, the Company decided to establish an allowance for the guarantee in full. Nevertheless, the Company and its representatives are conducting on-going negotiations with Hod-Hasharon for the repayment of the debt to the Bank, although at present the Company cannot assess what portion of the debt will be recovered, if any, (and the guarantee decreased accordingly) as a result of such negotiations, or any future action by the Company. See “Item 8A - Legal Proceedings”.

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

•

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

•

Guaranty the repayment of $0.5 million to the Company by certain suppliers of the Company in connection with excess advances made to such suppliers by the Company in the year-ended December 31, 2000.  Such sum was paid to the Company in July 2001 by realization of bank guarantees in favor of the Company.

•

To indemnify the Company for any amount it may pay to Bank Hapoalim in the future under the guarantee granted by the Company in favor of the bank under the debt assignment or for any losses the Company may incur in connection with such debt assignment documents.

                         4.   The Company and Mr. Strikovsky were named as a defendant in a claim for specific performance of an agreement allegedly entered into by the Company and the plaintiff in April 1999 (the “Agreement”) as well as damages as a result of a breach of the agreement. On July 2, 2001, due to the fact that no defense and/or reply were provided by the Company or Mr. Strikovsky, judgment was entered against the Company and Mr. Strikovsky in the amount of $725,000. On February 7, 2002 the Company filed a motion to vacate the judgment and on February 27, 2002 the court rejected the motion. The Company filed an appeal on the court decision which was accepted by the Supreme Court of the State New York with instructions to allow evidentiary hearing. The hearing was held on May 22, 2003 and the Company is awaiting the court’s decision. The plaintiff proposed to settle the suit for $250,000 and while the Company was willing to further negotiate a substantially lower amount, in light of the plaintiff’s position the Company decided to reject the proposal. In 2001 the Company has established an allowance in the amount of $750,000 to provide for its possible exposure. In light of recent developments the Company decreased the allowance by $500,000 to $250,000 which, in light of the judgment against the Company and the settlement offer proposed, represents a conservative estimate of the probable exposure. See “Item 8A (1) – Financial Information -Legal Proceedings.”

                         Loans to Significant Shareholder and Former Director and CEO

                         The Company has, from time-to-time, made loans to Dov Strikovsky during the period of time he was Chairman of the Board of Directors, President, and Chief Executive Officer of the Company.  At December 31, 1997, 1998, and 1999 the amount of such loans outstanding was US $1,151,000, US $1,443,000 and US $1,570,000 respectively.  Such loans did not bear interest through December 31, 1997.  (Such loans currently linked to the Israeli Consumer Price Index and bear interest at the rate per annum equal to LIBOR plus 2%.)  In addition, during 1999 and 2000, the Company inadvertently made excess advances to Mr. Strikovsky.  Upon discovery of this error, Mr. Strikovsky repaid to the Company the amount of such excess advances.

                         In preparation for its initial public offering, in April 1998, the Company entered into an agreement with Mr. Strikovsky which provided that he would pay interest only on such loans through October 1, 1998 and will amortize the principal amount, and pay interest thereon, commencing on January 1, 2000 and terminating on December 31, 2003.  In September 1998, such agreement was superceded by an agreement pursuant to which Mr. Strikovsky agreed to repay such loans together with the interest thereon, on or prior to November 25, 2000, subject to extension in the sole discretion of the disinterested members of the Board of Directors of the Company.  Mr. Strikovsky applied the net proceeds of the sale in the Company’s initial public offering of a number of his Ordinary Shares, approximately US $522,000, and also agreed to apply 50% of all dividends paid, net of taxes, on the Ordinary Shares owned by him to the prepayment of such loans.  Pursuant to the September 1998 agreement, in 1999, the disinterested members of the Company’s Board of Directors voted to extend the repayment terms of the net loan.  The loan is currently payable in eight annual installments, which commenced in December 31, 2000 and shall be repaid in full by December 31, 2007.  First payment was made by way of applying Mr. Strikovsky’s net proceeds of the sale in the Company’s initial public offering in the amount of $522,000. In September, 1999 a dividend that was paid to Mr. Strikovsky in the sum of $90,000, and he applied half of this amount, $45,000 towards repayment of the loan.

                         During August, September 2002 Mr. Strikovsky paid the Company sum of $225,000 including interest. This amount credited first against the balance of its currents account in the sum of $87,000 and the sum of $138,000 was credited against the balance due of the loan.

                         Mr. Strikovsky did not make further payments towards this loan. The Company notified Mr. Strikovsky of its default and is involved in ongoing legal efforts aimed at collecting amounts due from Mr. Strikovsky and the companies under his control..

                         At December 31, 2001 the Company reassessed the collectibility of the net loan, in the amount of $1,228,000 granted to Mr. Strikovsky in previous years, in accordance with provisions of SFAS No. 114 “Accounting by Creditors for Impairment of a Loan”, and resolved, considering the probability of its collectibility, to establish a loan loss allowance for the entire amount. Income from impaired loan will be recorded using the cash method.

           C.         Interests of Experts and Counsel

                         Not Applicable

Item 8.             Financial Information

           A.          Financial Information

                         See “Item 18-Financial Statements”.

                         Legal Proceedings

            1.          The Company and Mr. Strikovsky was named as a defendant in a claim for specific performance of an agreement entered into by the Company and the plaintiff in April 1999 (the “Agreement”) as well as damages as a result of a breach of the agreement. On July 2, 2001, due to the fact that no defense and/or reply were provided by the Company or Mr. Strikovksy, judgment was entered against the Company in the amount of $725,000. On February 7, 2002 the Company and Mr. Strikovsky filed a motion to vacate the judgment and on February 27, 2002 the court rejected the motion. The Company filed an appeal on the court decision which was accepted by the Supreme Court of the State New York with instructions to allow evidentiary hearing. The hearing was held on May 22, 2003 and the Company is awaiting the court’s decision. The plaintiff proposed to settle the suit for $250,000 and while the Company was willing to further negotiate a substantially lower amount, in light of the plaintiff’s position the Company decided to reject the proposal. In 2001 the Company has established an allowance in the amount of $750,000 to provide for its possible exposure. In light of recent developments the Company decreased the allowance by $500,000 to $250,000 which, in light of the judgment against the Company and the settlement offer proposed, represents a conservative estimate of the probable exposure.

            2.        On May 9, 2001 an agreement was signed between the Company and Bank Hapoalim, Ltd. with respect to the Company’s debt to the Bank in the amount of $3,127,000. See Item7 - Related Party Transactions - Assignment of Bank Debt.

                         After the consummation of the Bank Agreement, the Company was informed that the municipality of Hod Hasharon is delaying the payments due to the Bank. As a consequence the Company is carrying out negotiations with the municipality of Hod Hasharon for the repayment of the debt including interest accrued thereon. The legal advisor of the Company in a letter dated June 6, 2002 wrote that the present negotiations by the lawyers of the Company with the lawyers representing the municipality of Hod Hasharon can be considered to be legal procedures and that the guarantee can be considered extended under the Bank agreement until November 30, 2002.

            3.        On December 4, 2001, Yossi Tessler and Lavni Krasni, shareholders in the Company sent to Menachem Reinschmidt, CEO of the Company, a demand letter with claims regarding information published by the Company regarding the BITmax Line of Products, in the Proxy Statement filed in November 17, 2000.  Menachem has rejected these claims and the so-called damages being claimed. As of the date of June 30, 2002, to the best of the knowledge of the Company no action has been taken by the proposed claimants. On September 14, 2001, by way of a Shareholders Meeting, Marnetics Ltd.’s shareholders approved a resolution to indemnify Menachem Reinschmidt in respect to the demand letter sent by Advocate Yori Nehustan on behalf of Yossi Tessler and Lavie Krasni, in accordance with the provisions and limitations set out in the Companies Law 5759-1999.

            4.          During March 2003, the Company received letters from the lawyers of Marot Imaging Israel Ltd., the Israeli representative of Getty Images, Inc. that pictures from GETTYIMAGES were incorporated into the Company’s internet site without obtaining the copyright permission of the owner. The Company denied responsibility for the alleged infringement, as the builder of the site retained by the Company was responsible for the incorporation of the images into the site. Upon notification that the images may be infringing rights of third party’s, the Company ceased to use the pictures in question and has so notified the agent of Getty Images. Although Marot Imaging has offered to settle the matter the Company at this time has decided not to accept the settlement offer. To date no action has been filed with the courts by Marot in this matter.

            5.           During year 2002, the Company resolved an issue with the Israel Airports Authority regarding previous agreements made with the former CEO of the Company whereby the Company had issued in the past a guarantee to provide electrical work to the Israel Airports Authority.

                         On November 24, 1997 the Company under the previous name Stav Electrical Systems(1994) Ltd signed an agreement to perform services for the Israel Airports Authority and provided a guarantee to perform the services under the agreement. On January 21, 2001 a further agreement was signed regarding changes and additions to such services to be performed. The Company, under its previous name, requested that Stav Lighting Manufacturer Electric Services (Company no. 51-1108128) and Stav Electric Works Ltd. (Company no. 51-1065880) perform the services and manage the work for the Company.

                         On November 28, 2002 Stav Electric Works Ltd. and Stav Lighting Manufacturer Electric Services joined with the Company, jointly and severally, to perform the services for the Israel Airport Authority, whereby the monies owing under the agreements with the Israel Airports Authority will be paid to the Company.

                         On December 10, 2002, the Company and the Israeli Airports Authority came to agreement regarding payment to the Company for work provided by the previous companies involved in the previous agreements, upon the Company committing to renew the guarantee by March 2, 2003. Since then the guarantee has been cancelled.

            6.        The Company received a bill for legal services from the legal offices of Holland and Knight for previous work of approximately $30,000. The Company questioned certain items on the bill and asked the internal auditor of the Company to review the bill. Several of the invoices reviewed included excessive hours billed. The internal auditor in a letter dated March 18, 2003 to the Audit Committee of the Company believes that many of the hours charged are unreasonable and that there were significant over-billings. As such the Company has expanded its review of the Holland and Knight invoices, both current and prior in order to determine the extent of the over billings. In the meanwhile, Holland and Knight has demanded payment for such services which the Company has not paid to date.

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

           B.          Significant Changes

                         The Company’s operations during 2002 consisted of the core business of developing and marketing network capacity enhancement and network information analysis solutions for IP networks or the Network Business, which is handled through our wholly-owned subsidiary, Marnetics Ltd. During 2002 the Company also dealt with some legal issues and collection of debt relating to the Electrical Business, which was sold during 2001.

                         Reduction of Marnetics Business and Research and Development Activities

                         As of April 26, 2003, the Company decided to lay off the majority of the employees of the Company and its wholly-owned subsidiary, Marnetics Ltd. in the areas of marketing, sales and research and development The remaining employees are in the area of administration and will be left for the next few months, possibly to the end of the year 2003. A new updated budget was approved that reflects the shut down of the research and development, and marketing and sales operations of the Company and Marnetics Ltd.  The Company asked the assistance of several investment bankers and consultants to evaluate, Marnetics Ltd., in order to assist the Board of Directors regarding the possible sale of Marnetics Ltd. or its technology. There is no guarantee the Company will find a buyer for Marnetics Ltd. or its technology.

                         Delisting of Trading of Shares from the Amex

                         On February 2, 2003 the AMEX, notified the Company that the Company no longer complies with the Exchange’s continued listing standards and that therefore the Company’s Ordinary Shares are subject to being delisted from the Exchange. The Exchange has also notified the Company of its intention to proceed with the filing of an application with the Securities and Exchange Commission (the “SEC”) to strike the Company’s Ordinary Shares from listing and registration on the Exchange. The notice stated that the Company’s Ordinary Shares are subject to delisting due to falling below Section 1003(b)(i)(C) of the Guide, in that the Company’s aggregate market value of shares publicly held is less than $1,000,000 for more than 90 consecutive days, as well as the substantial period of time at which the Company’s Ordinary Shares have been selling for a low price per share (Section 1003(f)(v)).

                         On February 9, 2003, the Company submitted a request for an oral hearing before a committee of the Exchange in order to appeal the Exchange’s above determination.

                         On March 27, 2003 the AMEX, notified the Company of the decision of the Exchange’s Listing Qualification Panel (the “Panel”), which considered a request for review by the Company of the AMEX staff’s determination to prohibit the continued listing of the Company’s ordinary shares on the Exchange and initiate delisting proceedings due to the Company not meeting the market value standard set forth in Section 1003(b)(i)(C) of the Guide, in that the Company’s aggregate market value of shares publicly held is less than $1,000,000 for more than 90 consecutive days, as well as the substantial period of time at which the Company’s Ordinary Shares have been selling for a low price per share (Section 1003(f)(v) of the Guide).

                         Upon its review, at the request of the Company, the Panel has agreed with the determination of the Amex Staff that the Company’s ordinary shares should be delisted by the Exchange.

                         The Amex has notified the Company that pursuant to Section 1204(d) of the Guide, the Exchange will suspend trading in the Company’s ordinary shares as soon as practicable, and will proceed with the filing of an application with the SEC to strike the Company’s ordinary shares from listing and registration on the Exchange when and if authorized, in accordance with Sections 1205(g), 1206(d) and/or Section 1206(e) of the Guide.

                          The Company may request that the Committee on Securities review the decision of the Panel; however, such a request for review will not operate as a stay of the Panel’s decision. Due to the Company’s assessment of the likelihood of reversing the decision of the Panel, as well as the costs involved, the Company has chosen not to request a review by the Committee on Securities.

                          Marnetics Broadband Technologies Ltd. recently started trading on the Pink Sheets, which are substantially less liquid and efficient, under the symbol MXBT.PK See Item 9B – Listing – Markets.”

                           Sale of Electrical Business

                         Effective March 2001 (executed June 10, 2001) the Company sold to Idan Millenium Investments and Assets Ltd. (“IDAN’), a company under the control of Dov Strikovsky, a major shareholder and President, Chairman and former CEO of the Company, all the fixed assets, inventories, other assets and liabilities and related goodwill, in the amount of an appraised value of $2,000,000, relating to the electrical operations for a consideration of $597,000. The consideration is payable in 25 monthly installments of $24,000 commencing February 1, 2002. In May 2002 the Company signed an addendum with IDAN to change the terms of payments to such that the first 11 installment will be reduced to $7,000 each and the remaining 14 installments will be of $37,000. The Company, considering the collectibility probability, decided to establish an allowance on the amount not yet collected. During 2002 Mr. Strikovsky repaid $71,000 on the account of the sale consideration. See “Item 7B – Related Party Transactions.”

                         This summary highlights selected information about the Electrical Business purchase agreement and may not contain all of the information that is important to you.  To understand the sale of the Electrical Business more fully and for a more complete description of the legal terms, you should read “Item 7B – Related Transactions”, and the agreements, which are attached as Exhibits 10.6 and 10.7 hereto and the other documents referred to herein.

                         The Company’s operations during 2001 consisted of two lines of business:  (1) core business of developing and marketing broadband Internet fortification solutions which shifted to the development and marketing of capacity enhancement and information analysis solutions for IP networks  or the Network Business, which is handled through our wholly-owned subsidiary, Marnetics Ltd., and (2) historical business of electrical and lighting contracting and engineering business or the Electrical Business, which was sold during 2001.

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

Item 9.              The Listing

            A.           Listing Details

            The following are the high and low sales prices by fiscal quarter for the quarterly periods in which the Ordinary Shares have been traded on the AMEX.

	Ordinary Shares Trading Prices

	High	Low

1998
Fourth Quarter (from November, 25, 1998)	US $6.12	US $4.87
1999
First Quarter	5.25	4.00
Second Quarter	4.12	1.75
Third Quarter	2.50	1.50
Fourth Quarter	3.50	1.33
2000
First Quarter	24.75	2.50
Second Quarter	15.75	6.75
Third Quarter	17.50	14.06
Fourth Quarter	14.50	6.31
2001
First Quarter	7.25	4.20
Second Quarter	4.60	1.10
Third Quarter	2.20	0.30
Fourth Quarter	0.90	0.35
2002
First Quarter	0.89	0.30
Second Quarter	0.44	0.20
Third Quarter	0.25	0.06
Fourth Quarter	0.18	0.06
2003
First Quarter	0.22	0.06
Second Quarter	0.15	0.01

           B.          Markets

                         On February 2, 2003 the AMEX, notified the Company that the Company no longer complies with the Exchange’s continued listing standards and that therefore the Company’s Ordinary Shares are subject to being delisted from the Exchange. The Exchange has also notified the Company of its intention to proceed with the filing of an application with the Securities and Exchange Commission (the “SEC”) to strike the Company’s Ordinary Shares from listing and registration on the Exchange. The notice stated that the Company’s Ordinary Shares are subject to delisting due to falling below Section 1003(b)(i)(C) of the Guide, in that the Company’s aggregate market value of shares publicly held is less than $1,000,000 for more than 90 consecutive days, as well as the substantial period of time at which the Company’s Ordinary Shares have been selling for a low price per share (Section 1003(f)(v)).

                         On February 9, 2003, the Company submitted a request for an oral hearing before a committee of the Exchange in order to appeal the Exchange’s above determination.

                         On March 27, 2003 the AMEX, notified the Company of the decision of the Exchange’s Listing Qualification Panel (the “Panel”), which considered a request for review by the Company of the AMEX staff’s determination to prohibit the continued listing of the Company’s ordinary shares on the Exchange and initiate delisting proceedings due to the Company not meeting the market value standard set forth in Section 1003(b)(i)(C) of the Guide, in that the Company’s aggregate market value of shares publicly held is less than $1,000,000 for more than 90 consecutive days, as well as the substantial period of time at which the Company’s Ordinary Shares have been selling for a low price per share (Section 1003(f)(v) of the Guide).

                         Upon its review, at the request of the Company, the Panel has agreed with the determination of the Amex Staff that the Company’s ordinary shares should be delisted by the Exchange.

                         The Amex has notified the Company that pursuant to Section 1204(d) of the Guide, the Exchange will suspend trading in the Company’s ordinary shares as soon as practicable, and will proceed with the filing of an application with the SEC to strike the Company’s ordinary shares from listing and registration on the Exchange when and if authorized, in accordance with Sections 1205(g), 1206(d) and/or Section 1206(e) of the Guide.

                         The Company may request that the Committee on Securities review the decision of the Panel; however, such a request for review will not operate as a stay of the Panel’s decision. Due to the Company’s assessment of the likelihood of reversing the decision of the Panel, as well as the costs involved, the Company has chosen not to request a review by the Committee on Securities.

                         Marnetics Broadband Technologies Ltd. recently quoted on the Pink Sheets, which are substantially less liquid and efficient, under the symbol MXBT.PK

          C.           Plan of Distribution

                         Not applicable.

          D.           Selling Shareholders

                         Not applicable.

          E.            Dilution

                         Not applicable.

          F.            Expenses of the Issue

                         Not applicable.

Item 10.            Additional Information

          A.           Share Capital

                         Not applicable.

          B.           Memorandum and Articles of Association

                         Marnetics Broadband Technologies Ltd. is an Israeli company registered with the Israel Registrar of Companies, registration no. 520004389-4.

                         On November 26, 2002, at the annual general meeting of shareholders, the shareholders of the Company amended Article 99 of the Articles of Association of the Company to provide to the fullest extent allowed under Israeli Companies Law a change of language to provide provisions which endeavor to limit personal liability of an office holder towards the Company and shareholders regarding insurance coverage, indemnification and exemption from duty of care. This amendment to the Articles of Association is included as an exhibit as revised articles of association to this annual report on Form 20-F. See “Item 19 – Exhibits”.

                         Purposes and Objects of the Company

                         Pursuant to Section 3 of our Articles of Association, the Company’s purpose is to operate according to business considerations for the production of profits.

                         Powers of the Directors

                         The Directors shall formulate the Company’s policy and shall supervise the exercise of the General Manager’s office and his acts, including, but not limited to the determination of the Company’s plans of activity, the principles for financing such plans and the organizational structure of the Company.

                         The power of our directors to vote on a proposal, arrangement or contract in which the director is materially interested is limited by the relevant provisions of the Companies Law.

                         Rights Attached to Shares

                         Our registered share capital consists of a single class of 25,000,000 Ordinary Shares, par value NIS 0.08 per share, of which 7,362,390 Ordinary Shares were issued and outstanding as of June 2003.  All outstanding Ordinary Shares are validly issued, fully paid and non-assessable. The rights attached to the Ordinary Shares are as follows:

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

                         Voting Rights

                         Holders of our Ordinary Shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders.  Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.  The quorum required for any meeting of shareholders consists of at least two shareholders present in person or by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital. In the event that a quorum is not present within fifteen minutes of the scheduled time, the shareholders’ meeting will be adjourned to the same day in the following week, or such time and place as the board of directors may determine. If at such reconvened meeting a quorum is not present within half an hour from the time appointed for holding the meeting, any two shareholders present in person or by proxy will constitute a quorum.

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

                         General Meetings

                         An Annual General Meeting shall be held at least once in every calendar year at such time, not being more than fifteen months after the holding of the last preceding Annual General Meeting, and at such time and place as may be determined by the Board of Directors.  Such Annual General Meetings shall be called “Annual Meetings”, and all other Meetings of the shareholders shall be called “Extraordinary Meetings”.  The Annual Meeting shall receive and consider the Directors’ Report, the Financial Statements, appoint auditors, elect Directors, and transact any other business which, under these Articles or by the Companies Law, may be transacted at a General Meeting of the Company, provided that notice of such other business was given to shareholders in accordance with the provisions of the Articles.

                         At least twenty-one (21) days and not more than sixty (60)days notice of any General Meeting shall be given, specifying the place, the day and the hour of meeting and, in the case of special business, the nature of such business, shall be given in the manner hereinafter mentioned, to such shareholders as are under the provisions of the Articles, entitled to receive notices from the Company.

                         An Extraordinary Meeting may be convened by the Board of Directors, whenever they think fit or upon a demand in writing by members holding at least 10% of our issued capital.

                          Limitations on Foreign Shareholders to Hold or Exercise Voting Rights

               There are no limitations on foreign shareholders in our articles of association. Israeli law restricts the ability of citizens of countries that are in a state of war with Israel to hold shares of Israeli companies.

                          Approval of Transactions under Israeli Law

                          The Companies Law imposes fiduciary duties that “office holders,” including directors and executive officers, owe to their company. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care generally requires an office holder to act with the level of care which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty generally requires an office holder to act in good faith and for the good of the company. Specifically, an office holder must avoid any conflict of interest between the office holder’s position in the company and his or her other positions or personal affairs. In addition, an office holder must avoid competing against the company or exploiting any business opportunity of the company for his or her own benefit or the benefit of others. An office holder must also disclose to the company any information or documents relating to the company’s affairs that the office holder has received due to his or her position in the company. The term “office holder” includes any person who, either formally or in substance, serves as a director, general manager or chief executive officer, or who reports directly to the general manager or chief executive officer. Each person listed in the table under “Item 6. Directors, Senior Managers and Employees—A. Directors and Senior Management” above is an “office holder” of the Company.

                         Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors and, in certain cases, the prior approval of the audit committee. Arrangements as to compensation of directors also require audit committee and shareholder approval.

                         The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have, and all related material information known to him or her, in connection with any existing or proposed transaction by the company. A personal interest of an office holder includes a personal interest of the office holder’s relative or a corporation in which the office holder or the office holder’s relative is a 5% or greater shareholder, director or general manager or has the right to appoint at least one director or the general manager. The office holder’s duty to disclose shall not apply in the event that the personal interest only results from a personal interest of the office holder’s relative in a transaction that is not an extraordinary transaction. An extraordinary transaction is a transaction not in the ordinary course of business, not on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities.

                         Under the Companies Law, once the office holder complies with the above disclosure requirement, the board of directors is authorized to approve the transaction, unless the articles of association provide otherwise. A transaction that is adverse to the company’s interest may not be approved. If the transaction is an extraordinary transaction, then it also must be approved by the company’s audit committee and board of directors, and, under certain circumstances, by the shareholders of the company. Generally, when an extraordinary transaction is considered by the audit committee and board of directors, the interested directors may not be present or vote.

                         Duties of Shareholders

                         Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that owns 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights, but excluding a shareholder whose power derives solely from his or her position on the board of directors or any other position with the company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, generally require the approval of the audit committee, the board of directors and the shareholders. The shareholder approval must include at least one-third of the shares of non-interested shareholders voted on the matter. However, the transaction can be approved by shareholders without this one-third approval if the total shares of non-interested shareholders voted against the transaction do not represent more than one percent of the voting rights in the company.

                         In addition, under the Companies Law, each shareholder has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his or her power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint an office holder or any other power with respect to the company. However, the Companies Law does not define the substance of this duty of fairness.

                         Increase in Our Capital

                         The Company may from time to time by a majority vote at a meeting of shareholders, whether all the shares for the time being authorized shall have been issued or all the shares for the time being issued shall have been fully called up or not, increase its share capital by the creation of new shares.

          C.           Material Contracts

                          (i) Services agreement with Netlogic Ltd., a company under the control of Mr. Menachem Reinschmidt, Director and Chairman of the Company effective December 2, 2001, dated February 11, 2002, and (ii) an Addendum to the Services agreement dated December 2, 2002 until June 2, 2003, and a Second Addendum to the Services agreement from June 3, 2003 to December 2, 2002. See “Item 7B - Major Shareholders and Related Party Transactions – Related Party Transactions.”

                         Amendment to the asset purchase agreement dated as of June 10, 2001 (Effective March 31, 2001) between the Company and Idan Millennium Investments and Assetsdated as of May 6, 2002.  See “Item 8B – Significant Changes – Sale of Electrical Business.”

                         Speedwise entered into an agreement to sell all its assets and intellectual property to Orsus Solutions Ltd., (“Orsus”) an Israeli technology company, dated October 2002. Based on the consideration received by Speedwise, the Company assesses that the recoverable amount of its holdings in Speedwise will be $60,000 and as a result an impairment charge of $522,000 has been recorded in the attached “Item 18 - Consolidated Financial Statements December 31, 2002”. See also “Item 7B - Major Shareholders and Related Party Transactions – Related Party Transactions.”

                         InterCompany Loan Agreement between the Company and Marnetics where as Marnetics Ltd will grant the Company a loan of up to $500,000 dated September 2002. See “Item 7B - Major Shareholders and Related Party Transactions – Related Party Transactions.”

                         In March 2002, Marnetics signed a distribution agreement with Magalcom Communications & Computers Ltd. to become a non–exclusive distributor of Marnetics products in Israel. The agreement has terminated during June 2003. See “Item 4.B. - Information on the Company – Business Overview - Marketing, Promotional and Consultants.”

                         In April 2002, Marnetics signed a distribution agreement with TNN Networks Ltd. to become a non–exclusive distributor of Marnetics products in Israel. The agreement has terminated during June 2003. See “Item 4.B. - Information on the Company – Business Overview - Marketing, Promotional and Consultants”

          D.          Currency Exchange Controls

                         Since January 1, 2003, all exchange control restrictions imposed by the State of Israel have been removed, although there are still reporting requirements for foreign currency transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. Nonresidents of Israel who purchase our ordinary shares are able to receive any dividends thereon (and any amounts payable upon the dissolution, liquidation and winding up of our affairs) freely repatriable in non-Israeli currency, provided that Israeli income tax has been paid or withheld on such amounts. See “Item 10.E. Additional Information - Taxation - Taxation of Non-Resident Shareholders.”

                         Non-residents of Israel may freely hold and trade our ordinary shares, and the proceeds of sale thereof are not subject to Israeli currency control restrictions. Neither our Memorandum of Association, Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries that in a state of war with Israel.
Taxation

                         The following is a summary of the material Israeli and United States tax consequences, Israeli foreign exchange regulations and certain Israeli government programs affecting us. To the extent that the discussion is based on new tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax or other authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice, is not exhaustive of all possible tax considerations and should not be relied upon for tax planning purposes.

                         Tax Reform in Israel

                         On January 1, 2003 a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of “controlled foreign corporation’’ was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

                         General Corporate Tax Structure

                         Israeli companies are generally subject to corporate tax at the rate of 36% of their taxable income. However in our case, the rate is currently effectively reduced, as described below.

                         Special Provisions Relating to Measurement of Taxable Income

                         The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the “Inflationary Adjustments Law,” represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The material aspects to us can be described as follows:

                         There is a special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed, inflation resistant, assets and non-fixed (soft) assets. Where a company’s equity, as defined in law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed, up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

                         Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index (CPI).

                         Capital Gains Tax Applicable to Resident and Non-Resident Shareholders

                         Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a treaty between Israel and the country of the non-resident provides otherwise. Regulations promulgated under the Israeli Income Tax Ordinance provided for an exemption from Israeli capital gains tax for gains accrued before January 1, 2003 and derived from the sale of shares of “industrial companies’’ that are traded on specified non-Israeli markets, including The Nasdaq National Market, provided that the sellers purchased their shares either in the company’s initial public offering or in public market transactions thereafter. This exemption does not apply to shareholders who are in the business of trading securities, or to shareholders that are Israeli resident companies subject to the Income Tax (Adjustments for Inflation) Law- 1985.

                         On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 5762-2002, known as the tax reform, came into effect thus imposing capital gains tax at a rate of 15% on gains derived on or after January 1, 2003 from the sale of shares in Israeli companies publicly traded on a recognized stock exchange outside of Israel. This tax rate does not apply to: (1) dealers in securities; (2) shareholders that report in accordance with the Income Tax Law (Inflationary Adjustment) - 1985; or (3) shareholders who acquired their shares prior to an initial public offering. The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. Non-Israeli residents shall be exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on a stock exchange recognized by the Israeli Ministry of Finance provided such shareholders did not acquire their shares prior to an initial public offering. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income. In any event, the provisions of the tax reform shall not affect the exemption from capital gains tax for gains accrued before January 1, 2003, as described in the previous paragraph.

                         In addition, pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “United States- Israel Tax Treaty”), the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States- Israel Tax Treaty  (a “Treaty United States Resident”) generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12- month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ordinary shares by a Treaty United States Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the United States federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in United States laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to United States state or local taxes.

                         Taxation of Non-Resident Shareholders

                         Non-residents of Israel are subject to Israeli income tax on income accrued or derived from sources in Israel, including passive income such as dividends, royalties and interest. On distributions of dividends, other than bonus shares and stock dividends, income tax at the rate of 25% (12.5% for dividends not generated by an approved enterprise if the non-resident is a United States corporation and holds 10% or more of our voting power throughout a certain period, and 15% for dividends generated by an approved enterprise) is withheld at the source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. Under the United States- Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty United States Resident will be 25%, however, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

                         Under a recent amendment to the Inflationary Adjustments Law, non-Israeli corporations might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty.

                         Foreign Exchange Regulations

                         Dividends, if any, paid to the holders of the ordinary shares, and any amounts payable upon dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of the ordinary shares to an Israeli resident, may be paid in non-Israeli currency or, if paid in Israeli currency, may be converted into freely repatriable dollars at the rate of exchange prevailing at the time of conversion.

                         United States Federal Income Taxes

                         The following summary sets forth the material United States federal income tax consequences applicable to the following persons who purchase, hold or dispose of ordinary shares (“U.S. Shareholders”): (i) citizens or residents (as defined for United States federal income tax purposes) of the United States; (ii) corporations or other entities taxable as corporations created or organized in or under the laws of the United States or any state thereof; (iii) estates, the income of which is subject to United States federal income taxation regardless of its source; and (iv) trusts, if (a) a United States court is able to exercise primary supervision over its administration, and (b) one or more United States persons have the authority to control all its substantial decisions. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations promulgated there under and administrative and judicial interpretations thereof, all as in effect as of the date of this Annual Report on Form 20-F. This discussion generally applies only to U.S. Shareholders that will hold the ordinary shares as capital assets and does not consider (a) all aspects of U.S. federal income taxation that may be relevant to particular U.S. Shareholders by reason of their particular circumstances (including potential application of the alternative minimum tax), (b) special treatment under the United States federal income tax laws applicable to such persons as financial institutions, insurance companies, broker-dealers, tax-exempt organizations and foreign individuals or entities, (c) the special rules applicable to U.S. Shareholders owning, directly or by attribution, 10% or more of our outstanding voting shares, (d) the special rules applicable to U.S. Shareholders who hold the ordinary shares as part of a hedging, straddle or conversion transaction, (e) the special rules applicable to U.S. Shareholders who acquire ordinary shares in a compensatory transaction, (f) the special rules applicable to U.S. Shareholders whose functional currency is not the dollar, and (g) any aspect of state, local or non-United States tax law. Accordingly, each investor should consult his or her own tax advisor as to the particular tax consequences to him or her of an investment in ordinary shares, including the effects of applicable state, local or foreign tax laws and possible changes in the tax laws.

                         Dividends Paid on Ordinary Shares

                         A U.S. Shareholder generally will be required to include in gross income as ordinary dividend income the amount of any distributions in respect of ordinary shares (including the amount of any Israeli taxes withheld there from) to the extent that such distributions are paid out of our current or accumulated earnings and profits, as determined for United States federal income tax purposes. Distributions in excess of such earnings and profits will be treated first as a non-taxable return of capital reducing the U.S. Shareholder’s tax basis in his, her or its ordinary shares to the extent of the distributions, and then as capital gain from a deemed sale or exchange of such ordinary shares. Such dividends generally will not qualify for the dividends received deduction available to corporations. The amount of any cash distribution in respect of ordinary shares paid in NIS will equal the United States dollar value of the distribution, calculated by reference to the exchange rate in effect on the date of the distribution.

                         Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on the ordinary shares will be eligible for credit against a U.S. Shareholder’s United States federal income tax liability at such U.S. Shareholder’s election. The Code provides limitations on the amount of foreign tax credits that a U.S. Shareholder may claim, including extensive separate computation rules, under which foreign tax credits allowable with respect to specific categories of income cannot exceed the United States federal income taxes otherwise payable with respect to each such category of income. U.S. Shareholders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which these U.S. Shareholders elect to do so for all foreign income taxes. Dividends with respect to the ordinary shares generally will be classified as foreign-source “passive income” for the purpose of computing a U.S. Shareholder’s foreign tax credit limitations for United States foreign tax credit purposes. The rules relating to foreign tax credits are complex and you should consult your tax advisor to determine whether and if you would be entitled to this credit.

                         Disposition of Ordinary Shares

                         The sale or exchange of ordinary shares generally will result in the recognition of capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Shareholder’s tax basis in the ordinary shares. Such gain or loss generally will be long-term capital gain or loss if the U.S. Shareholder’s holding period of the ordinary shares exceeds one year at the time of the disposition. Gain or loss recognized by a U.S. Shareholder on a sale or exchange of ordinary shares generally will be treated as United States-source income or loss for United States foreign tax credit purposes. Under the tax treaty between the United States and Israel, gain derived from the sale, exchange or other disposition of ordinary shares by a holder who is a resident of the United States for purposes of the treaty and who sells the ordinary shares within Israel may be treated as foreign-source income for United States foreign tax credit purposes.

                         Passive Foreign Investment Company Status

                         Generally, a foreign corporation is treated as a passive foreign investment company (“PFIC”) for United States federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income is passive in nature (the “Income Test”), or (ii) the average percentage of its assets during such tax year which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more (the “Asset Test”).

                         Because less than 75% of our gross income in 2002 and in prior years constituted passive income, as defined for purposes of the Income Test, we do not believe that application of the Income Test would have resulted in our classification as a PFIC for any of such years. In addition, we do not believe that application of the Asset Test would have resulted in our classification as a PFIC for any tax year prior to 2001. For 2001 and 2002, however, it is possible that we could be classified as a PFIC under the Asset Test principally because a significant portion of our assets continued to consist of the cash raised in connection with the two public offerings of our ordinary shares in 1999, coupled with the decline in the public market value of our ordinary shares during 2001 and 2002 and the timing of the required valuations, although there is no definitive method prescribed in the Code, United States Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation’s assets for purposes of the Asset Test. While the legislative history of the United States Taxpayer Relief Act of 1997 indicates that “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities”, there remains substantial uncertainty regarding the valuation of a publicly-traded foreign corporation’s assets for purposes of the Asset Test, and it is arguable that under alternative valuation methodologies, the value of our total assets as of the relevant valuation dates in 2001 and/or 2002 would not result in our classification as a PFIC during either or both of such years.

                         In view of the uncertainty regarding the valuation of our assets for purposes of the Asset Test and the complexity of the issues regarding our treatment as a PFIC for 2001, 2002 and, quite possibly, subsequent years, U.S. Shareholders are urged to consult their own tax advisors for guidance as to our status as a PFIC. For those U.S. Shareholders who determine that we were a PFIC for 2001, 2002 and/or any subsequent years and notify us in writing of their request for the information required in order to effectuate the QEF Election described below, we will promptly make such information available to them.

                         If we are treated as a PFIC for United States federal income tax purposes for any year during a U.S. Shareholder’s holding period of ordinary shares and the U.S. Shareholder does not make a QEF Election or a “mark-to-market” election (both as described below), any gain recognized by the U.S. Shareholder upon the sale of ordinary shares (or the receipt of certain distributions) would be treated as ordinary income. This income would be allocated over the U.S. Shareholder’s holding period with respect to his ordinary shares and an interest charge would be imposed on the amount of deferred tax on the income allocated to prior taxable years.

                         Although we generally will be treated as a PFIC as to any U.S. Shareholder if we are a PFIC for any year during the U.S. Shareholder’s holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. Shareholder may avoid the consequences of PFIC classification for subsequent years if he elects to recognize gain based on the unrealized appreciation in the ordinary shares through the close of the tax year in which we cease to be a PFIC. Additionally, if we are treated as a PFIC, a U.S. Shareholder who acquires ordinary shares from a decedent would be denied the normally available step-up in tax basis for these ordinary shares to fair market value at the date of death and instead would have a tax basis equal to the decedent’s tax basis in these ordinary shares.

                         A U.S. Shareholder who beneficially owns shares of a PFIC must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the United States Internal Revenue Service for each tax year in which he holds shares in a PFIC. This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

                         For any tax year in which we are treated as a PFIC, a U.S. Shareholder may elect to treat his, her or its ordinary shares as an interest in a qualified electing fund (a “QEF Election”), in which case, the U.S. Shareholder would be required to include in income currently his, her or its proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually distributed to the U.S. Shareholder. Any gain subsequently recognized upon the sale by the U.S. Shareholder of his ordinary shares, however, generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

                         As an alternative to a QEF Election, a U.S. Shareholder generally may elect to mark his ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference between the fair market value of his ordinary shares and the adjusted tax basis of his ordinary shares. Losses would be allowed only to the extent of net mark-to-market gain accrued under the election. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Shareholder’s death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. Shareholder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares.

                         The implementation of many aspects of the Code’s PFIC rules requires the issuance of regulations which in many instances have yet to be promulgated and which may have retroactive effect. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Shareholders should consult their own tax advisors regarding our status as a PFIC for 2001, 2002 and any subsequent years and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election if we are treated as a PFIC.

                         For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by United States residents, see “Capital Gains Tax Applicable to Resident and Non-Resident Shareholders,” above.

          E.            Dividends and Paying Agents

                         Not applicable.

          F.            Statement of Experts

                         Not applicable.

          G.           Documents on Display

                         The Company (formerly named Stav Electrical Systems (1994) Ltd.) is subject to certain of the informational requirements of the Securities Exchange Act of 1934 and the rules and regulations promulgated there under and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission. Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N. W., Washington, D. C. 20549 and at the Regional Offices thereof at 233 Broadway, New York, New York and at 175 West Jackson Boulevard, Suite 900, Chicago, Illinois. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N. W., Washington, D. C. 20549 at prescribed rates.  In addition, beginning in July 2001 the Company began filing its reports with the Commission electronically and any reports, proxy statements and other information filed by the Company after such date may also be inspected the Commission’s web site at www.sec.gov.

                         You may request a copy of our U.S. Securities and Exchange Commission filings, at no cost, by writing or calling us at Marnetics Broadband Technologies Ltd., 10 Hayetzira Street, Ra’anana 43000, Israel, Attention: Mr. Ilan Hadar, Chief Financial Officer, telephone: ++ 972-9-7616868. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

                         A copy of each document (or a translation thereof to the extent not in English) concerning Marnetics Broadband Technologies Ltd. that is referred to in this Annual Report on Form 20-F, is available for public view at our principal executive offices at Marnetics Broadband Technologies Ltd., 10 Hayetzira Street, Ra’anana 43000, Israel.

          H.          Subsidiary Information

                         Not Applicable.

Item 11.            Quantitative and Qualitative Disclosures about Market Risk

                         The Company is exposed to various market risks, including but not limited to risks deriving from changes in interest rates and inflation rates and changes in the exchange rate of the NIS against foreign currencies.

                         Interest Rate Risk.  At December 31, 2002, the Company had cash and cash equivalents in the aggregate amount of $957,000 deposited primarily in major Israeli banks.  These amounts accrue or bear nominal interest based on U.S. dollar interest rate and NIS interest rate.

                         Foreign Currency Exchange Risks. At December 31, 2002, 92.3% of the cash and cash equivalent were deposits denominated in NIS and linked to the US dollar exchange rate. Only 7.7% of the Company’s current assets were cash deposits denominated in NIS in the aggregate amount of $76,000. These amounts as presented in U.S. dollars may be affected by changes in the exchange rate between NIS and the U.S. dollars.

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

PART II

Item 13.           Defaults, Dividend Arrearage and Delinquencies

                         None.

Item 14.           Material Modifications to the Rights of Security Holders and Use of Proceeds

                          None.

Item 15.           Controls and Procedures

                       (a)          We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms relevant to our Company. Within 90 days prior to the filing date of this Annual Report on Form 20-F, we have carried out an evaluation, under the supervision and with the participation of our management, including our active chairman of the board and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective in assuring that all material information relating to our Company is made known to them.

                       (b)          There have been no significant changes in our internal controls or in other factors, which could significantly affect the internal controls subsequent to the date of their evaluation in connection with the preparation of this Annual Report on Form 20-F.

Item 16A.        Audit Committee Financial Report

                         Reserved.

Item 16B.        Code of Ethics.

                         Reserved.

PART III

Item 17.           Financial Statements.

                         Not applicable.  The Company has elected to furnish financial statements pursuant to Item 18 below.

Item 18.           Financial Statements.

                         The Consolidated Financial Statements and related notes required by this item are found at the end of this Annual Report, F-1 to F-19.

Item 19.	EXHIBITS

1.1	Memorandum of Association of the Registrant (filed as Exhibit 3.1 to Form F-1 Registration Statement No. 333-8800 and by this reference incorporated herein).

1.2	Amended and Restated Articles of Associations of the Registrant (including revision for Amendment from November 26, 2002 reflected in amended wording to Article 99).

4.1	2001 Share Option Plan (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 20-F for year ended December 31, 2000).

4.2

Services agreement with Netlogic Ltd., a company under the control of Mr. Menachem Reinschmidt, Director and then Chief Executive Officer of the Company, effective December 2, 2001, dated February 11, 2002 (incorporated by reference to Exhibit 4.2 to the Company’s annual report on Form 20-F for year ended December 31, 2001).

4.3	Addendum to services agreement with Netlogic Ltd., a company under the control of Mr. Menachem Reinschmidt, current Chairman of the Board of the Company, dated December 2, 2002.

4.4	Second addendum to services agreement with Netlogic Ltd., a company under the control of Mr. Menachem Reinschmidt, current Chairman of the Board of the Company dated June 2, 2003.
8	List of subsidiaries (incorporated by reference to “Item 4 – Information on the Company – Organizational Structure” in this Annual Report on Form 20-F).

10.1	Form of officers’ and directors’ indemnification agreement (filed as Exhibit 10.3 to Form F-1 Registration Statement No. 333-8800 and by this reference incorporated herein).

10.2	Loan agreement between Bank Hapoalim Ltd. and the Registrant (filed as Exhibit 10.4 to Form F-1 Registration Statement No. 333-8800 and by this reference incorporated herein).

10.3

Promissory Note issued by Dov Strikovsky, the former President, Chairman and CEO of the Company, to the Company (filed as Exhibit 10.5 to Form F-1 Registration Statement No. 333-8800 and by this reference incorporated herein).

10.4

Share exchange agreement among Marnetics Ltd., its Shareholders and the Registrant dated as of May 31, 2000, as amended (filed as Exhibit 10.6 to Form 20-F for the year-ended December 31, 2000 and by this reference incorporated herein)

10.5

Indemnification agreement between Dov Strikovsky, the former President, Chairman and CEO of the Company, the Company and the former shareholders of Marnetics Ltd. dated as of June 30, 2001 (incorporated by reference to Exhibit 10.5 to the Company’s annual report on Form 20-F for year ended December 31,  2000).

10.6

Asset purchase agreement between the Company and Idan Millennium Investments and AssetsLtd. dated as of June 10, 2001 (incorporated by reference to Exhibit 10.7 to the Company’s annual report on Form 20-F for year ended December 31, 2000)

10.7

Amendment to the asset purchase agreement between the Company and Idan Millennium Investments and AssetsLtd. dated as of May 6, 2002 ((incorporated by reference to Exhibit 10.7 to the Company’s annual report on Form 20-F for year ended December 31, 2001).

10.8

Agreements to the assignment of debt by and among the Company, Bank Hapoalim Ltd. and Shlavor Systems Ltd. dated as of May 9, 2001 (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 20-F for year ended December 31,  2000).

10.9	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.10	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

               The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MARNETICS BROADBAND TECHNOLOGIES LTD.

By:	/s/ Menachem Reinschmidt

Menachem Reinschmidt, Chairman of the Board

By:	/s/ Ilan Hadar

Ilan Hadar, Chief Financial Officer

Date:  June 29, 2003

CERTIFICATION

I, Menachem Reinschmidt, certify that:

1.	I have reviewed this annual report on Form 20-F of Marnetics Broadband Technologies Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.          designed such disclosure controls and procedures to ensure that  material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.          all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 29, 2003

/s/ Menachem Reinschmidt

Menachem Reinschmidt, Chairman of the Board

CERTIFICATION

I, Ilan Hadar, certify that:

1.	I have reviewed this annual report on Form 20-F of Marnetics Broadband Technologies Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a.          designed such disclosure controls and procedures to ensure that  material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b. evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c. presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.          all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 29, 2003

/s/ Ilan Hadar

Ilan Hadar, Chief Financial Officer

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2002

MARNETICS BROADBAND TECHNOLOGIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Marnetics Broadband Technologies Ltd.

We have audited the accompanying consolidated balance sheets of Marnetics Broadband Technologies Ltd. (“the Company”) (a development - stage company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2002, 2001 and 2000 and the cumulative period from June 1, 1998 (date of commencement of operations) to December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company  (a development-stage company) as of December 31, 2002 and 2001, and its consolidated results of operations and its cash flows for the years ended December 31, 2002, 2001 and 2000 and the cumulative period from June 1, 1998 (date of commencement of operations) to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company’s recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1b. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Brightman Almagor & Co.
Certified Public Accountants (Israel)
A member of Deloitte Touche Tohmatsu

Tel Aviv, Israel
May 13, 2003

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
(U.S$ in thousands)

CONSOLIDATED BALANCE SHEETS

	December 31,

	2 0 0 2	2 0 0 1

Current assets:
Cash and cash equivalents	$957	$2,418
Receivables:
Trade	13	-
Related parties (Note 3)	11	-
Other (Note 6a)	291	248

Total current assets	1,272	2,666

Investment in affiliate (Note 4)	60	582

Fixed assets (Notes 2e & 5)
Cost	287	267
Less - accumulated depreciation	134	64

	153	203

	$1,485	$3,451

Current liabilities:
Short-term bank credit (Note 6b)	$-	$50
Payables:
Trade	19	135
Other (Note 6c)	1,250	829

Total current liabilities	1,269	1,014

Accrued severance pay	8	-

Commitments and contingent liabilities (Note 7)
Shareholders’ equity (Note 8)
Share capital: Ordinary shares of NIS 0.08 par value (Authorized, 25,000,000 shares, issued and outstanding at December 31, 2002 and 2001 7,362,390)	130	130
Additional paid-in capital	25,203	25,203
Deferred stock based compensation	(792)	(1,584)
Accumulated deficit	(24,333)	(21,312)

	208	2,437

	$1,485	$3,451

The accompanying notes are an integral part of the financial statements

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
(U.S$ in thousands, except share and per share data)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,			Cumulative from June 1, 1998 (date of commencement of operations) to December 31,

	2 0 0 2	2 0 0 1	2 0 0 0	2 0 0 2

Revenue	$19	$-	$-	$19
Research and development costs (excluding $702 and $1,585 of non-cash compensation for the year ended December 31, 2002 and cumulative from June 1, 1998 to December 31, 2002, respectively) (Note 10a)	486	812	252	1,714
Sales and marketing expenses, net (Note 10b)	464	310	142	916
General and administrative expenses (excluding $90 and $2,420 of non-cash compensation for the year ended December 31, 2002 and cumulative from June 1, 1998 to December 31, 2002, respectively) (Note 10c)	784	1,128	722	2,859
Provision for legal claim (Note 7c)	(500)	750	-	250
Impairment of goodwill (Note 11)	-	9,309	-	9,309
Loss allowance on loan to related party (Note 3)	-	1,228	-	1,228
Collection of loan from related party (Note 3)	(266)	-	-	(266)
Write-down of investment in affiliate	522	-	-	522
Provision for a Bank guarantee (Note 10d)	716	-	-	716
Non-cash compensation expenses	792	805	2,408	4,005

Total costs and expenses	2,998	14,342	3,524	21,253

Operating loss	(2,979)	(14,342)	(3,524)	(21,234)

Financial income, net	32	175	167	391
Loss on sale of property and equipment	-	-	-	(28)
Taxes on income	(74)	-	-	(74)
Share in losses of affiliate	-	-	(639)	(660)

Loss from continuing operations	(3,021)	(14,167)	(3,996)	(21,605)

Discontinued operations:
Loss from operations of electrical division	-	(450)	-	(450)
Loss on sale of electrical division	-	(2,278)	-	(2,278)

Loss for the period	$(3,021)	$(16,895)	$(3,996)	$(24,333)

Per share data (Note 2g)
Basic and diluted:
Loss per share from continuing operations	$(0.41)	$(2.11)	$(4.15)

Loss from discontinued operations	$-	$(0.40)	$-

Net loss	$(0.41)	$(2.51)	$(4.15)

Shares used in computing loss per ordinary share
Basic and diluted	7,362,390	6,725,685	962,553

The accompanying notes are an integral part of the financial statements

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
(U.S$ in thousands)
STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of shares	Share capital	Additional paid-in capital	Deferred compensation	Deficit accumulated during the development stage	Total

January 1, 2000	266,559	$1	$828	$—	$(421)	$408
Issuance of share capital	388,237	1	7,297			7,298
Adjustments due to issuance of shares of a development - stage affiliate to a third party			1,095			1,095
Issuance of options to a related party			270			270
Deferred compensation related to employee stock option grants			631	(631)		—
Adjustments due to reverse merger - additional compensation due to a new measurement date			1,836	(1,836)		—
Amortization of deferred compensation				138		138
Adjustments due to reverse merger	759,489	30				30
Issuance of shares in a reverse merger	4,993,048	98	11,186			11,284
Compensation relating to options granted to former CEO and chairman of the board			2,000			2,000
Loss for the period					(3,996)	(3,996)

Balance at December 31, 2000	6,407,333	130	25,143	(2,329)	(4,417)	18,527

Amortization of deferred compensation				745		745
Compensation related to options granted to service providers			60			60
Issuance of shares for no consideration	955,057
Loss for the year					(16,895)	(16,895)

Balance at December 31, 2001	7,362,390	130	25,203	(1,584)	(21,312)	2,437

Amortization of deferred compensation	-			792		792
Loss for the year	-				(3,021)	(3,021)

Balance at December 31, 2002	7,362,390	$130	$25,203	$(792)	$(24,333)	$208

The accompanying notes are an integral part of the financial statements

MARNETICS BROADBAND TECHNOLOGIES LTD
(A Development Stage Company)
(U.S$ in thousands)
STATEMENTS OF CONSOLIDATED CASH FLOWS

	Year ended December 31,			Cumulative from June 1, 1998 (date of commencement of operations) to December 31,

	2 0 0 2	2 0 0 1	2 0 0 0	2 0 0 2

Cash flows from operating activities:
Loss for the period	$(3,021)	$(16,895)	$(3,996)	$(24,333)
Adjustments to reconcile loss for the period to cash used in operating activities (Appendix A):	1,630	12,775	3,124	17,589

Net cash used in operating activities	(1,391)	(4,120)	(872)	(6,744)

Cash flows from investing activities:
Cash acquired in a non-cash reverse merger (Appendix B)	-	-	22	22
Purchase of fixed assets	(20)	(85)	(186)	(338)
Proceeds from sale of fixed assets	-	-	-	10

Net cash used in investing activities	(20)	(85)	(164)	(306)

Cash flows from financing activities:
Short-term debt, net	(50)	(751)	-	(801)
Repayment of long-term loan	-	828	-	828
Issuance of share capital	-	-	7,298	7,981
Investment in affiliate	-	-	-	(1)

Net cash provided by (used in) financing activities	(50)	77	7,298	8,007

Increase (decrease) in cash and cash equivalents	(1,461)	(4,128)	6,262	957

Cash and cash equivalents at the beginning of the period	2,418	6,546	284	—

Cash and cash equivalents at the end of the period	$957	$2,418	$6,546	$957

The accompanying notes are an integral part of the financial statements

MARNETICS BROADBAND TECHNOLOGIES LTD
(A Development Stage Company)
(U.S$ in thousands)

APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,			Cumulative from June 1, 1998 (date of commencement of operations) to December 31,

	2 0 0 2	2 0 0 1	2 0 0 0	2 0 0 2

Appendix A
Adjustments to reconcile loss for the period to net cash used in operating activities:

Depreciation	$70	$53	$8	$196
Loss on sale of fixed assets	-	-	-	28
Accrued severance pay	8	-	-	8
Share in losses of affiliate	-	-	639	660
Loss on sale of discontinued operations (Appendix C)	-	2,278	-	2,278
Impairment of goodwill	-	9,309	-	9,309
Loss allowance on loan to related party	-	1,228	-	1,228
Non cash compensation expenses	792	805	2,408	4,005
Write-down for decline in value of investees	522			522
Provision for a bank guarantee	716	-	-	716
Changes in assets and liabilities:
Decrease (increase) in accounts receivable	(13)	303	(61)	222
Increase in other receivables	(54)	(235)	-	(345)
Decrease in inventories	-	684	-	684
(Decrease) increase in trade payables	(116)	(1,342)	34	(1,423)
(Decrease) Increase in other payables and accrued expenses	(295)	(308)	96	(499)

	$1,630	$12,775	$3,124	$17,589

Supplemental Cash Flow Data
Appendix B:
Purchase of a subsidiary in a reverse merger:
Current assets			$4,947	$4,947
Non-current assets			1,272	1,272
Fixed assets			474	474
Goodwill			11,309	11,309
Current liabilities			(6,497)	(6,497)
Long-term liabilities			(213)	(213)
Cash acquired			22	22

Total non-cash consideration			$11,314	$11,314

The accompanying notes are an integral part of the financial statements

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
(U.S$ in thousands)

APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,			Cumulative from June 1, 1998 (date of commencement of operations) to December 31,

	2 0 0 2	2 0 0 1	2 0 0 0	2 0 0 2

Appendix C:
Sale of electrical division:
Current assets		$1,076		$1,076
Fixed assets		425		425
Goodwill		2,000		2,000
Current liabilities		(867)		(867)
Long-term liabilities		(356)		(356)

Loss on sale of electrical division (see Note 3b)		$2,278		$2,278

Information on non-cash transactions
Extinguishments of a short-term debt to bank in exchange for assignment of a receivable (see Note 3b)

Short-term debt		$2,173		$2,173
Assignment of a receivable		(2,173)		(2,173)

		$-		$-

The accompanying notes are an integral part of the financial statements

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

Note 1 – General

a.

Marnetics Broadband Technologies Ltd. (formerly Stav Electrical Systems (1994) Ltd.) (“the Company or Stav”) is engaged in the development of capacity enhancement and traffic analysis solutions for IP networks through its wholly owned subsidiary Marnetics Ltd. (“Marnetics”) and was engaged in the manufacture, installation and maintenance of electrical and lighting systems, mainly for public institutions (see below).

On June 1, 2000 a share exchange agreement (“the agreement”) was signed between the Company and Marnetics. The agreement was consummated after final approval of the Company’s shareholders on December 31, 2000. Pursuant to the agreement, the Company issued to the shareholders of Marnetics shares and options in the amounts of 4,993,048 and 1,761,236 respectively, representing 75% of its outstanding shares and options, on a fully diluted basis,  in exchange for all shares in  Marnetics.

The merger between Marnetics and the Company was accounted for as a reverse merger. As the shareholders of Marnetics (as a group) received the largest ownership interest in the Company, Marnetics was determined to be the “accounting acquirer” in the reverse acquisition. As a result, the historical financial statements of the Company (prior to December 31, 2000) were replaced with the historical financial statements of Marnetics. The statements of operations for 2000 and 1999 include the operations of Marnetics. The December 31, 2000 balance sheet includes the accounts of the Company and Marnetics. The fair value of Stav shares, US$11,314,280 was determined on the basis of the average market price of its outstanding shares US$8.00 per share. Goodwill in the amount of $11,309,000 was recorded accordingly.

The following unaudited pro forma summary present information as if the acquisition of Stav occurred at the beginning of the periodpresented. The pro forma information, which is provided for informational purposes only, is based on historical information and does not necessarily reflect the results that would have occurred, nor is it necessarily indicative of future results of operations of the consolidated entities.

(Unaudited)

Year ended December 31,

2 0 0 0

Revenues	$4,498
Net income	(10,751)
Earnings per share:
Basic	(1.68)
Diluted	$(1.68)

Effective March 2001 the Company sold to Idan Millennium Investments and Assets Ltd (“IDAN”) , a company under the control of Mr. Strikovsky, former CEO and former chairman of the board, all the fixed assets, inventories, other assets and liabilities and goodwill related to the electrical operations for a consideration of $ 597,000. The balance of $ 597,000 was not recognized as the probability of its realization was in doubt (See also Note 3).

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

Note 1 – General (cont.)

b.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has a limited operating history and has sustained losses since its inception. As shown in the accompanying financial statements, the Company incurred a net loss of $ 3,021,000 for the year ended December 31, 2002 and as of that date has accumulated loss of $ 24,333,000. The future of the Company is dependent upon future profitable operations from the commercial success of its operations. Management is seeking additional capital and M&A transactions that will provide funds needed to continue its operations.

In April 2003 and in light of the current financial position and liquidity considerations, the Company’s board of directors resolved to decrease its level of operating expenses and to lay-off the majority of the Company’s employees and seek a potential purchaser for the subsidiary or its IP. Management anticipates that its cash balance will be sufficient to finance its operations until September 2003.

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

The reporting currency of the Company is the U.S. dollar. The currency of the primary economic environment in which the operations of the Company are conducted is the dollar, and the dollar has been determined to be the Company’s functional currency.

Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation”. All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are reflected in the statement of operations as they occur.

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

The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”).

f.	Research and development costs

Research and development costs are expensed as incurred.

g.	Earnings per share

The Company has adopted Statement No. 128 of the FASB “Earnings Per Share” (SFAS 128”). Basic and diluted earnings per ordinary share are computed using the weighted average number of shares outstanding.

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

j.	Reclassification

Certain figures from prior years have been reclassified in order to conform to the 2002 presentation.

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

Note 2 - Significant accounting policies (cont.)

k.	Recent accounting pronouncements

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements SFAS Nos. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” SFAS No. 145 will impact how companies account for sale-leaseback transactions and how gains or losses on debt extinguishments are presented in financial statements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, early application is encouraged. Under the provisions of SFAS 4 gains and losses associated with extinguishments of debts were reclassified as extraordinary item. SFAS No. 145 provides that gains and losses associated with extinguishments of debts will be classified as extraordinary item only if they meet the criteria of APB Opinion No. 30. The application of the requirements of SFAS No. 145 will not have a material impact on the Company’s financial position or results of operations.

In July 2002, the FASB issued SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The application of the requirements of SFAS No. 146 will not have a material impact on the Company’s financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The application of the requirements of FIN 45 will not have a material impact on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation—Transition and Disclosure—as Amendment to FAS 123.” SFAS 148 provides two additional transition methods for entities that adopt the preferable method of accounting for stock based compensation. Further, the statement requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value based method of accounting. These disclosures are now required for interim periods in addition to the traditional annual disclosure. The amendments to SFAS No. 123, which provides for additional transition methods, are effective for periods beginning after December 15, 2002, although earlier application is permitted. The amendments to the disclosure requirements are required for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

Note 3 - Related parties

a.	(1)

In prior years the Company granted loan to Mr. Strikovsky in the amount of $1,228,000. The loan was linked to the Israeli CPI and bore interest of 2% per annum and was repayable in eight annual installments each comprised of 1/8 of the principal and the accrued interest thereon commencing December 2000. At December 31, 2001 the Company reassessed the collectibility of the loan in accordance with provisions of SFAS No. 114 “Accounting by Creditors for Impairment of a Loan”, and resolved, considering the probability of its collectibility, to establish a loan loss allowance for the entire amount. Income from impaired loan will be recorded using the cash method. During 2002 $142,000 were repaid on the account of the loan.

	(2)	In prior years Mr. Strikovsky withdrew funds from the Company in excess of the maximum allowable amount under the loan agreement. During 2002 $91,000 were repaid, in full return of these excess funds.

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

Note 3 - Related parties  (cont.)

(3)

In prior years advances were paid to certain suppliers in the amount of $478,000. In accordance with the share exchange agreement (see Note 1) the Company asked Mr. Strikovsky for the repayment of such amounts. The excess advances were paid during 2001.

b.	(1)

On May 9, 2001 an agreement (the “Bank Agreement”) was signed between the Company and Bank Hapoalim, Ltd.(the “Bank”) with respect to the Company’s debt to the Bank in the amount of $3,127,000 (the “Debt”).

In accordance with the Bank Agreement, the Bank has agreed to release the Company from its obligation to repay the Debt and to cancel the floating charge and liens registered in favor of the Bank on properties of the Company provided that, by May 31, 2001 the Company shall pay $954,000 to the Bank on account of the Debt (the “Repaid Amount”) and in addition the Company shall have assigned to the Bank all its rights with respect to the debt of the municipality of Hod Hasharon to the Company in the amount of  $2,173,000. The Company paid the $954,000 and made the assignment in the aforesaid amount.

In addition, the Company has provided the Bank with a guarantee of up to $716,000, which decreases in the ratio of NIS 1:2 paid on account of the outstanding debt of Hod Hasharon (See Note 10d).

(2)

Following the Bank Agreement, on June 30, 2001 an agreement (the “Agreement”) was signed between Mr. Strikovsky and the Company pursuant to which Strikovsky agreed to reimburse the Company for the Repaid Amount and any additional amount that the Company may have to pay to the Bank if the Bank exercises the guarantee related to the debt of Hod Hasharon. The reimbursement amount of $954,000 is due and payable to the Company and will be paid in monthly installments of $48,000 commencing on June 1, 2004 until paid in full. All amounts due and payableto the Company are linked to the Israeli CPI and bear interest of 4% per annum.

The reimbursement amount of $954,000 was not yet recognized as the probability of its realization is in doubt.

(3)

Effective March 2001 the Company sold to IDAN, a company under the control of Strikovsky, all the fixed assets, inventories, other assets and liabilities and related goodwill, in the amount of $2,000,000, relating to the electrical operations for a consideration of $597,000. The consideration is payable in 25 monthly installments of $24,000 commencing February 1, 2002. In May 2002 the Company signed an addendum with IDAN to change the terms of payments to such that the first 11 installment will be reduced to $7,000 each and the remaining 14 installments will be of $37,000. The Company, considering the probability of collection, decided to establish an allowance of $597,000 on the amount not yet collected. As of December 31, 2002  $71,000 were repaid on account of the sale consideration.

(4)

To secure his obligations under the various agreements Mr. Strikovsky has collateralized 300,000 shares that he owns of the Company. No other payments were made by Mr. Strikovski subsequent to December 31, 2002. The Company is involved in ongoing legal efforts aimed at collecting amounts due from Mr. Strikovsky and companies under his control.

Note 4 – Investment in affiliate

Until September 2000 the Company held 33.6% of the outstanding shares of Speedwise Technologies Ltd (“Speedwise”). In September 2000, Speedwise issued shares to a third party resulting in a decrease in the Company’s holdings in Speedwise to 19.19% and during February 2001 additional shares were issued to third parties resulting in a further dilution to 14.73%. In October 2002 Speedwise sold its assets and intellectual property to a third party in consideration of cash and shares. Based on the consideration received by Speedwise, the Company assesses that the recoverable amount of its investment in Speedwise will be $60,000 and as a result an impairment charge of $522,000 has been recorded.

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

Note 5 – Fixed assets

	December 31,

	2 0 0 2	2 0 0 1

Cost:
Computers and software	$196	$178
Leasehold improvements	51	50
Furniture and fixtures	40	39

	$287	$267

Accumulated depreciation:
Computers and software	$(118)	$(62)
Leasehold improvements	(10)	(1)
Furniture and fixtures	(6)	(1)

	$(134)	$(64)

Note 6 - Supplementary balance sheet information

a.	Other receivables

	December 31,

	2 0 0 2	2 0 0 1

Prepaid expenses	$60	$13
Restricted cash	30	30
Government authorities	199	102
Others	2	103

	$291	$248

b.	Short-term bank credit

	Interest rates	December 31,

	%	2 0 0 2	2 0 0 1

Unlinked shekel credit
Overdraft	13.7-10.2	-	$50
Short-term loans	6.2-10.2	-	-

		-	50

Current maturities of long-term loans		-	-

		-	$50

Liens - see Note 7c.

c.	Other payables:

	December 31,

	2 0 0 2	2 0 0 1

Wages and related accruals	$82	$52
Government authorities	98	27
Other accrued expenses (see also Note 7b)	354	750
Provision for a Bank guarantee	716	-

	$1,250	$829

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

Note 7 – Commitments and contingent liabilities

a.	Lease agreement

The facilities of the subsidiary are rented under an operating lease. The agreement included a lease extension option to extend the lease for one year period upon prior written notice. The Company exercised the option and extended the lease term for additional year until May 2003. The rent expenses under the operating lease for the year ended December 31, 2002 totaled $ 31,000.

b.	Liens, security and guarantees

	1.	As of December 31, 2002, the Company was contingently liable for bank guarantees under performance obligations to customers related to the electrical operation totaling US$ 87,000.

	2.	The Company has obtained a bank guarantee of $28,000, secured by a restricted deposit, in connection with the Company’sfacilities operating lease agreement in Israel.

c.	Legal claim

The Company and Mr. Strikovski was named as a defendant in a claim for specific performance of an agreement allegedly entered into by the Company and the plaintiff in April 1999 (the “Agreement”) as well as damages as a result of a breach of the agreement. On July 2, 2001, due to the fact that no defense and/or reply was provided by the Company, judgment was entered against the Company in the amount of $725,000. On February 7, 2002 the Company filed a motion to vacate the judgment and on February 27, 2002 the court rejected the motion. The Company filed an appeal on the court decision which was accepted by the Supreme Court of the State New York with instructions to allow evidentiary hearing. The hearing was held on May 22, 2003 and the Company is awaiting the court’s decision. The plaintiff proposed to settle the suit for $250,000 and while the Company was willing to further negotiate a substantially lower amount, in light of the plaintiff’s position the Company decided to reject the proposal. In 2001 the Company has established an allowance in the amount of $750,000 to provide for its possible exposure. In light of recent developments the Company decreased the allowance by $500,000 to $250,000 which, in light of the judgment against the Company and the settlement offer proposed, represents  a conservative estimate of the probable exposure.

d.	Royalties

The Company is committed to pay royalties to the office of the Chief Scientist of the Government of Israel on proceeds from sales of products in the research and development of which the Chief Scientist has participated by way of grants, up to the amount of 100% of the grants received, in dollar terms plus interest at LIBOR. The royalties are payable at a rate of 3% for the first three years of product sales and 3.5% thereafter. No royalties  were paid to the Chief Scientist.

The total amount of grants accrued at December 31, 2002 was $ 140,000.

The research and development grants are presented in the statements of operations as an offset to research and development costs.

The refund of the grant is contingent on future sales and the Company has no obligation to refund these grants, if sufficient sales are not generated.

Based on the terms established in the agreement with the OCS the Company may not sell its IP to a non-Israeli entity.

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

Note 8 - Share capital

a.	In December 1998 the Company consummated an Initial Public Offering (IPO).

Subsequent to the IPO, the Company’s ordinary shares were quoted and listed on the American Stock Exchange (AMEX). In April 2003 the AMEX had notified the Company that it no longer qualify for trading and that its shares would be delisted from trading on the AMEX. The Company’s shares are now traded on the Pink Sheets.

b.

In January 2000, Marnetics issued 36,318 ordinary shares of NIS 0.01 par value to an investor in consideration for $295,000. In addition, Marnetics granted the investor options to purchase 10,465 outstanding shares of the Company at $8.12 per share.

c.	In February 2000, Marnetics issued 130,719 ordinary shares of NIS 0.01 par value to ECI Telecom Ltd. for $2,000 thousand.

d.

Through September 30, 2000, Marnetics had granted to specific employees options to purchase 40,437 ordinary shares of the Company’s subsidiary pursuant to their employment agreements. The exercise price of the options is $1. Most of the options vest over four years. As part of the share exchange agreement these options were replaced with 308,300 options to purchase ordinary shares of  the Company (see also Note 8(g) below).

e.

In October 2000 Marnetics reached an agreement with a group of new investors (the “Investors”). In accordance with the agreement, the Company issued to the Investors 221,200 ordinary shares in consideration of $5,076 thousand.

f.

On June 1, 2000 a share exchange agreement (“the agreement”) was signed between the Company and Marnetics. The agreement was consummated after final approval of the Company’s shareholders on December 20, 2000. Pursuant to the agreement the Company issued to the shareholders of Marnetics shares and options in the amounts of 4,993,048 and 1,761,236 (including 308,300 options to employees of Marnetics - see 8(g) below) respectively, representing 75% of its outstanding shares and options, on a fully diluted basis, in exchange for all shares in  Marnetics.

g.

Pursuant to the agreement the Company issued newly unvested options to purchase 308,300 ordinary shares of the Company to the employees of Marnetics for their unvested options in Marnetics. In connection with this issuance, the Company recorded a deferred stock compensation expense totaling $1,836,000.

h.

In connection with the agreement, the Board of Directors of the Company adopted an Option Plan (the “Option Plan”).  The Option Plan provides for the grant of options to purchase up to an aggregate of 1,000,000 Ordinary Shares to directors, key employees and consultants of the Company. The Board of Directors of the Company will determine the terms of the grants. Under the Option Plan, the Company granted, to a company under the control of the former CEO and chairman of the board of the Company, 400,000 fully vested options to purchase shares at the exercise price of $3. With respect to these options non-cash compensation expenses totaling $2,000,000 were recorded and charged to earnings in accordance with APB 25 “Accounting for Stock Issued to Employees”.

The amount of options outstanding as at December 31, 2002 is 2,151,664 of which 268,772 were granted to employees.

i.

During 2001, option granted to Marnetics certain shareholder in connection with the merger, were expired unexercised. According to the merger agreement such options must be divided pro-ratably between the formers shareholder of Marnetics. In 2001 the Company issued 955,057 shares which were divided pro-ratably according to the agreement.

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

Note 9 – Taxes on income

The Company is assessed under the provisions of the Israeli Income Tax Law (Inflationary Adjustments) 1985, pursuant to which results for tax purposes are measured in new Israeli shekels in real terms in accordance with changes in the Israeli consumer price index.

Income is taxable at the ordinary corporate tax rate of 36%.

Deferred taxes

The main components of the Company’s deferred tax assets are as follows:

	December 31,

	2 0 0 2	2 0 0 1

Deferred tax assets:
Net operating loss carryforwards in Israel	$(2,545)	$(3,507)
Less – Valuation allowance	2,545	3,507

Balance	$—	$—

Under SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance.

Since the realization of the net operating loss carry forwards is less likely than not, a valuation allowance has been established for the amounts of the related tax benefits.

Tax loss carry forwards of the Company and its subsidiary company totaling US$ 7,070 thousand are unlimited in duration, denominated in NIS and linked to the Israeli consumer price index.

Tax assessments

The Company has closed assessments through 1998, inclusive. The Subsidiary has not been assessed for income tax purposes since incorporation.

Note 10 - Supplementary statement of operations information

a.	Research and development costs

	Year ended December 31,			Cumulative from June 1, 1998 (date of commencement of operations) to December 31,

	2 0 0 2	2 0 0 1	2 0 0 0	2 0 0 2

Salaries and related expenses	534	$670	$217	$1,532
Sub-contractors	-	-	17	60
Depreciation	61	53	6	77
Other	31	89	12	185

	626	812	252	1,854
Less - participation of the government of Israel	140	-	-	140

	$486	$812	$252	$1,714

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

Note 10 - Supplementary statement of operations information (cont.)

b.	Sales and marketing expenses, net

	Year ended December 31,			Cumulative from June 1, 1998 (date of commencement of operations) to December 31,

	2 0 0 2	2 0 0 1	2 0 0 0	2 0 0 2

Salaries and related expenses	$324	$251	$95	$670
Subcontractors	64			64
Advertising and marketing Costs	76	75	61	212

Gross sales and marketing Costs	464	326	156	946

Less-participation from the Government of Israel	-	(16)	(14)	(30)

	$464	$310	$142	$916

c.	General and administrative expenses

	Year ended December 31,			Cumulative from June 1, 1998 (date of commencement of operations) to December 31,

	2 0 0 2	2 0 0 1	2 0 0 0	2 0 0 2

Salaries and related expenses	$194	$472	$242	$1,020
Professional services	291	321	305	951
Management fee	10	-	43	53
Others	289	335	132	835

	$784	$1,128	$722	$2,859

d.	Provision for a Bank guarantee

The Company has provided the Bank with a guarantee of up to $716,000, which decreases in the ratio of NIS 1:2 paid on account of the outstanding debt of Hod Hasharon, which has been assigned to the Bank (Note 3b). To date Hod-Hasharon has not made any re-payment on account of the debt, and therefore the guarantee has not decreased. According to the terms of the Bank Agreement, following November 30, 2002, the Bank is entitled to exercise the outstanding amount of the guarantee, and since the guarantee has not decreased, the Company decided to establish an allowance for the guarantee in full.

Nevertheless, the Company and its representatives are conducting on-going negotiations with Hod-Hasharon for the repayment of the debt to the Bank, although at present the Company cannot assess what portion of the debt will be recovered, if any, (and the guarantee decreased accordingly) as a result of such negotiations, or any future action by the Company.

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

Note 11 – Impairment of goodwill

In 2001, in view of the markets decline, the Company assessed the value and future benefit of its enterprise level goodwill pursuant to Accounting Principles Board Opinion No. 17, “Intangible Assets” (“APB 17”) (see Note 1). The result of the assessment was a full write-off of the goodwill in the amount of $9,309,000.