Form 20-F
period 2003-12-31
MARNETICS BROADBAND TECHNOLOGIES LTD
filed 2004-07-14
CIK 1062447

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003.

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

As of December 31, 2003, 7,362,390 of the Registrant’s Ordinary Shares, par value NIS 0.08 per share, were issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒      No ☐

Indicate by check mark which financial statement item the registrant has elected to follow

Item 17 ☐      Item 18 ☒

                      Reference herein to the (1) “Company”, is to Marnetics Broadband Technologies Ltd., which may be referred to as “we,” “us” or “our” and unless context indicates otherwise, includes its wholly-owned subsidiary, Marnetics, Ltd. and Marnetics Ltd.’s wholly-owned subsidiary Marnetics, Inc., and (2) referenced herein to “Marnetics” unless context indicates otherwise, refers to Marnetics Ltd. and Marnetics Ltd.’s wholly- owned subsidiary Marnetics, Inc..

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

PART I

          Item 1.               Identity of Directors, Senior Management and Advisers

                      Not Applicable.

          Item 2.               Offer Statistics and Expected Timetable

                      Not Applicable.

          Item 3.               Key Information.

          A.        Selected Financial Data

                      The following selected summary of financial information was derived from our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Effective December 31, 2000, Marnetics Ltd. was acquired by the Company (formerly named Stav Electrical Systems (1994) Ltd.) in exchange for which the Company issued to the shareholders and option holders of Marnetics Ltd. shares and options in the Company representing approximately 75% of its outstanding shares, on a fully diluted basis. The acquisition of Marnetics Ltd. by the Company was accounted for as a reverse acquisition.  Marnetics Ltd. was determined to be the “accounting acquirer” in the transaction since the former shareholders and option holders of Marnetics Ltd., as a group, received the largest ownership interest in the Company. As a result, the historical financial statements of the Company prior to December 31, 2000 were replaced with the historical financial statements of Marnetics. The statement of operations for 2003, 2002 and 2001 includes the operations of the Company and of Marnetics. The December 31, 2003, December 31, 2002 and December 31, 2001 balance sheet includes the consolidated accounts of the Company and Marnetics.

                      At the annual shareholders meeting on March 12, 2004, the Company’s operational plan for the year 2004 was approved. It made provision for steps to begin liquidation of the Company. (See “Item 8B – Significant Changes.”) It is currently examining the possibility of terminating the registration of its ordinary shares under the Securities Exchange Act of 1934, hence ceasing its reporting obligations to the Securities Exchange Commission. The Company has been in on-going serious discussions throughout the second quarter of year 2004 with a with a third party acquirer interested in purchasing a controlling share in the Company. (See “Item 8B – Significant Changes.”) There can be no assurance that the potential investor will agree to purchase a controlling share in the Company or that the conditions to closing of such transaction (which will require shareholder approval) will be obtained.

                      The Company will make the required notifications and filings in accordance with the course of action that it shall adopt. It should be noted that if the Company will terminate the registration of its ordinary shares, certain information regarding the Company would no longer be available nor would it continue to be in its current form. Nevertheless, if registration is terminated, the Company will continue to be a public company under the Israeli Companies Law, and as such would still be required to prepare annual financial statements, have External Directors serving on its Board and Audit Committee, and all other requirements as detailed under the Company’s Law regarding public companies.

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

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
(U.S.$ in thousands, except share and per share data)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,			Cumulative from June 1, 1998 date of (commencement of operations) to December 31, (1)

	2 0 0 3	2 0 0 2	2 0 0 1	2 0 0 3

Revenue	$4	$19	$-	$23

Research and development	210	486	812	1,924
Sales and marketing expenses	174	464	310	1,090
General and administrative expenses	434	784	1,128	3,293
Provision for legal claim	-	(500)	750	250
Impairment of goodwill	-	-	9,309	9,309
Loss allowance on loan to related party	-	-	1,228	1,228
Collection of loan from related party	-	(266)	-	(266)
Write-down of investment in affiliate	60	522	-	582
Provision for a bank guarantee	-	716	-	716
Non-cash compensation expenses	792	792	805	4,797

Total costs and expenses	1,670	2,998	14,342	22,923

Operating loss	(1,666)	(2,979)	(14,342)	(22,900)

Financial income (loss), net	(101)	32	175	290
Loss on sale of fixed assets	-	-	-	(28)
Taxes on income	-	(74)	-	(74)
Share in losses of affiliate	-	-	-	(660)

Loss for the period	$(1,767)	$(3,021)	$(14,167)	$(23,372)

Discontinued operations
Loss from operations of electrical division	-	-	(450)	(450)
Loss on sale of electrical division	-	-	(2,278)	(2,278)

Loss for the period	$(1,767)	$(3,021)	$(16,895)	$(26,100)

Per share data (basic and diluted)
Loss from continuing operations	$(0.24)	$(0.41)	$(2.11)

Loss from discontinued operations	$-	$-	$(0.40)

Loss for the period	$(0.24)	$(0.41)	$(2.51)

Number of Shares used in computing loss per share (basic and diluted)	7,362,390	7,362,390	6,725,685

	Balance Sheet Data at December 31, US $ in thousands

	2003	2002	2001		2000

Working capital	(859)	3	1,652	*	4,925
Total assets	398	1,485	3,451	*	25,376
Short term credits and current maturities of long- term debt	--	--	50		3,337
Long-term debt	--	--	--		213
Shareholders’ equity	(767)	208	2,437		18,527

(1) Marnetics Ltd. was established and commenced its operations in June 1998. * Reclassified.

          B.        CAPITALIZATION AND INDEBTEDNESS

                      Not Applicable.

          C.        REASONS FOR THE OFFER AND USE OF PROCEEDS

                      Not applicable.

          D.        Risk Factors

                      Sale of the Company; Sale of Marnetics Ltd.; Sale of Marnetics Ltd.’s Intellectual Property

                      At the annual general meeting of shareholders held on March 12, 2004, the shareholders of the Company approved the Company’s Operational Plan for the year 2004. If a purchaser for the Company is not found prior to March 31, 2004, then management is to begin step towards liquidation of the Company. (See “Item 8B – Significant Changes”).

                      The resulting lack of sales, the inability of the Company to collect outstanding debts from a major shareholder and also from the purchaser of the net assets of the electrical operations business, and lack of funding and investment in the Company during year 2003 and first half of year 2004 has caused a material adverse effect on the financial condition of the Company and forced the Company to prepare the steps necessary to initiate liquidation procedures.

                      As of April 26, 2003, the Company decided to lay off the majority of its employees of the Company and those of its wholly-owned subsidiary, Marnetics Ltd. in the areas of marketing, sales and research and development. The remaining employees in the area of administration have remained with the Company to implement its operational plan that reflected the reduction of the research and development, and marketing and sales, and focused on efforts to sell a controlling share in the Company, the sale of its subsidiary Marnetics Ltd. and/or of Marnetic’s intellectual property, as well as continuing the legal proceedings initiated by the Company, its defense in proceedings initiated against it and other administrative activities essential to the Company’s operations.

                      During year 2003 and to date the Company continued operations for the main purpose of collecting outstanding debts owed to the Company relating to the Electrical Business, which was sold during 2001. (See “Item 8B – Significant Changes.”)

                      By letter dated November 15, 2002, the Company was advised that its status was not in compliance with certain of the standards of the American Stock Exchange (the “Exchange”), namely 1) the aggregate market value of the shares publicly held was less than $1 million for more than 90 consecutive days and, 2) the common stock had been selling for a substantial period of time at a low price per share. As a consequence, the Exchange considered suspending dealing in, or removing the common shares from the list. The Company was offered an opportunity to submit a plan which would demonstrate an ability to regain compliance with the continued listing standards. Such a plan was submitted on December 23, 2002 and revised on January 13, 2003.

                      On January 31, 2003, the Exchange communicated to the Company that it had completed its review and determined to initiate de-listing proceedings. By correspondence dated February 6, 2003, the Company appealed the Exchange’s determination and, in written submission dated March 9, 2003, the Company provided information in support of its request for review. On March 25, 2003, a hearing was held before an Exchange Listing Qualifications Panel. By letter dated March 26, 2003, the Exchange notified the Company of the Panel’s determination that the Company’s common stock should be de-listed by the Exchange. The AMEX suspended trading in the Company’s common stock effective April 1, 2003 and the Company did not appeal the Panel’s decision.  As from April 1, 2003 the Company’s shares began to be quoted on the Pink Sheets.  (See “Item 9B – Listing – Markets.”)

                      In order to determine the value of Marnetics Ltd. and/or value of the assets of the Company including the intellectual property, the Company invited a valuation from a well known consulting firm during year 2003. The Company is continually seeking a potential investor or purchaser in selected and, if possible, synergetic markets and throughout the year 2003 and the first half of year 2004 has engaged in exploratory discussions with potential purchaser and/or merger candidates.  Beginning in June 2003 the Company entered into negotiations with a past distributor of Marnetics products in Israel, regarding a merger of the two companies and/or possible sale of the intellectual property assets of the Marnetics but to date such negotiations have not materialized.

                      During the first half of year 2004 and prior to March 31, 2004, the Company has entered into serious negotiations with a third party acquirer interested in purchasing a controlling share of the Company. There can be no assurance that the potential investor will agree to purchase a controlling share in the Company or that the conditions to closing of such transaction (which will require shareholder approval) will be obtained. Failure to consummate negotiations for the purchase of the controlling shares would result in the Company initiating steps to begin liquidation and the termination of the registration of its ordinary shares under the Securities Exchange Act of 1934.

                      Intellectual Property Rights

                      As part of the steps towards liquidation of the Company for the year 2004, the Company is seeking to sell its intellectual property. Negotiations for its sale were held with a distributor of the Company, but to date such negotiations have not yielded results. If the Company fails to obtain an investor in the Company or sell the subsidiary, Marnetics Ltd., the Company will continue its attempts to sell the intellectual property.

                      The Company received funding under Government of Israel programs for research and development programs which have now been halted. In order to maintain eligibility for these programs, the Company must continue to meet specified conditions and pay royalties with respect to grants received. In addition, some of the Office of the Chief Scientist’s programs under which we were funded restricts our ability to manufacture particular products or transfer particular technology outside of Israel. If the Company’s fails to comply with these conditions in the future, the benefits received could be canceled and the Company could be required to pay back the grants with penalties. In addition, in accordance with applicable law and the Company’s obligations towards the Office of the Chief Scientist, the Company is limited in selling certain of its intellectual property to a non-Israeli entity.

                      The Company does not hold any patents related to its software technology and currently relies on a combination of contractual rights, copyrights, trademarks, and non-disclosure agreements with our employees and former employees, suppliers, distributors and customers. Marnetics submitted patent applications on December 13, 2000 (US Patent Application No. 09/734,921), for a method of data transfer acceleration in a TCP network environment, which is the core engine in BITmax™, and on December 20, 2001 (US Patent Application No. 10/022,912), for a method for enhancing physical bandwidth capacity in packet-switched network (Discrete State Driven Queuing (“DSDQ”) technology), which is the core technology to the Prospera™ family of products. The patent applications are still pending. The methods used for the protection of our intellectual property rights, however, may not afford complete protection and there can be no assurance that third parties will not independently develop such know-how or obtain access to our know-how, ideas, concepts and documentation. Although we believe that our products have been developed independently and do not infringe on the proprietary rights of others, there can be no assurances that the technology does not and will not so infringe or that third parties will not assert infringement claims against it in the future.

                      There can be no assurance that we would be able to or will have the financial or other resources necessary to defend infringement actions. Failure to do any of the foregoing could have a material adverse effect on us.  Further more, if our products or technologies are deemed to infringe upon the rights of others, we could become liable for damages, which would have a material adverse effect on us.

                      Limited Relevant Operating History of Marnetics

                      Marnetics, which is the operating entity for the Network Business, has been in operation since June 1998. Accordingly, the Marnetics Subsidiary has a limited relevant operating history upon which an evaluation of the Marnetics Subsidiary’s performance and prospects can be made.  The Marnetics Subsidiary has been subject to all of the risks, needed financing, expenses, delays, problems, and difficulties typically encountered in the establishment of a new business, especially a development stage company.

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

                      Limited Marketing Capabilities; Dependence on Third Party Marketing Arrangements

                      Given the reduction in employees and limited budgeted funding during year 2003, the Company ceased marketing activities and commercialization of any of our products.

                      In the past, the Company through Marnetics Ltd. had commenced marketing activities relating to product commercialization. It had limited marketing experience and limited financial, personnel and other resources to undertake extensive marketing activities independently. Accordingly, we relied on arrangements with third parties for the marketing and distribution of our products, including arrangements with distributors. The Company terminated these agreements during year 2003.

                      Dependence on Key Personnel

                      As of April 26, 2003, the Company decided to lay off the majority of its and those of its wholly-owned subsidiary, Marnetics Ltd. in the areas of marketing, sales and research and development. The remaining employees are in the area of administration.

                      The Company is dependent on the abilities and continued personal efforts of Marnetics Ltd.’s senior management, particularly those of Menachem Reinschmidt, Founder of Marnetics Ltd. and Chairman of the Board of the Company whose consulting agreement is subject to renewal, David Sheetrit the present acting Chief Executive Officer, previous Chief Operating Officer of the Company and Director in the Company since April 2003, and George Balot, Acting Chief Financial Officer since June 2003 and Director of the Company since December 2002.

                      Menachem Reinschmidt, David Sheetrit and George Balot have been employed under a services agreement through March 31, 2004 with the Company which was extended at a board meeting on June 30, 2004 whereby it was agreed to compensate both for their time and services rendered and expenses to the Company for the second quarter of year 2004.

                      It was further discussed at the board meeting on June 30, 2004: the continuation of the compensation and expenses for their services after June 30, 2004 regarding providing services in the negotiations with the potential purchaser in managing the due diligence process, the closing of the transaction, the proxy process and the annual shareholders meeting, as well as any initial steps for liquidation if the negotiations with the potential purchaser do not materialize. (See – “Item 8B Significant Changes”.)

                      The loss of the services of these key personnel at this time would have a material effect on the Company’s ability to manage the negotiations with the potential investors as well as the liquidation of the Company.

                      Control by Principal Shareholders

                      As of February 2, 2004, our Executive Officers and Directors and principal shareholders  beneficially own an aggregate of 61.6% of the Company’s Ordinary Shares on a fully diluted basis (based on vested option, not taking into account unallocated options and options granted but not vested). Such Shareholders, if voting together, would likely have sufficient voting power to elect a majority of the Board of Directors, exercise control of the business, policies and affairs of the Company and, in general, determine the outcome of any corporate transaction or other matter submitted to Shareholders for approval such as:  (i) any amendment to the Company’s Articles of Association, (ii) any merger, consolidation, sale of all or substantially all of the assets of the Company and (iii) any privatization  transaction, and in general prevent or cause a change in control of the Company, all of which may adversely affect the Company and its Shareholders.  In addition, certain shareholders have the right to appoint members of the Board of Directors.  Although certain shareholders are contractually obligated to vote for certain director nominees, there is no joint ownership of the shares held by such shareholders under Israeli law and such shareholders do not constitute a “controlling group” under Israel corporate and securities laws , and thus are not bound to vote together as a group.  See “Item 6A – Directors and Senior Management” and “Item 7-Major Shareholders and Related Party Transactions.”

                      Risks Relating to Collection of Debt to the Company

                      Effective March 2001 the Company sold to Idan Millenium Investments and Assets Ltd. (“IDAN’), a company under the control of Dov Strikovsky, a major shareholder and former President, Chairman and CEO of the Company, all the fixed assets, inventories, other assets and liabilities and related goodwill, in the amount of an appraised value of $2,000,000, relating to the electrical operations, for a consideration of $597,000. The consideration is payable in 25 monthly installments of $24,000 commencing February 1, 2002. In May 2002 the Company signed an addendum with IDAN to change the terms of payments to such that the first 11 installment will be reduced to $7,000 each and the remaining 14 installments will be of $37,000. The Company, considering the collectibility probability, decided to establish an allowance on the amount not yet collected. During 2002 $71,000 were repaid on the account of the sale consideration. In year 2004 Mr. Strikovsky is involved in legal proceedings leading towards his filing for bankruptcy. If adjudged bankrupt, this will have a direct negative impact on the ability of the Company to collect the amounts due from him. (See “Item 7B – Related Party Transactions.”)

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

                      To secure his obligations under the various agreements Mr. Strikovsky has collateralized 300,000 shares that he owns of the Company. No other payments were made by Mr. Strikovsky subsequent to December 31, 2002. The Company has initiated legal efforts aimed at collecting amounts due from Mr. Strikovsky and the companies under his control. In year 2004 Mr. Strikovsky is involved in legal proceedings leading towards his filing for bankruptcy. If adjudged bankrupt, this will have a direct negative impact on the ability of the Company to collect the amounts due from him. (See “Item 7B – Related Party Transactions – Indemnification by Significant Shareholder.”)

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

                      In addition, the Company has provided the Bank with a guarantee of up to $716,000, which decreases in the ratio of NIS 1:2 paid on account of the outstanding debt of the Municipality of Hod Hasharon, which has been assigned to the Bank (Note 10b). To date the Municipality of Hod Hasharon has not made any re-payment on account of the debt, and therefore the guarantee has not decreased. According to the terms of the Bank Agreement, following November 30, 2002, the Bank is entitled to exercise the outstanding amount of the guarantee, and since the guarantee has not decreased, the Company decided to establish an allowance for the guarantee in full.

                      The Company has informed the Bank that, following prolonged negotiations, the Municipality of Hod Hasharon stated its position to the effect that it is not obligated towards the Company and retains all rights in the matter, and that furthermore has, in its opinion, claims against the Company amounting to some NIS 4 Million (approximately $900,000). In light of the position taken by counsel to the Municipality, the Company informed the Bank that bringing legal action is unavoidable, and that in the opinion of the Company remains the only course of action that may result in the recovery of the funds due to it.

                      In light of the current relationship between the Company and Mr. Strikovsky (See “Item 8A - Legal Proceedings”), the Company was of the opinion that the suit brought against the Municipality of Hod Hasharon should be based upon the letter by the head of the Municipality’s Engineering Department approving the assignment of the debt to the Bank and confirming the debt towards the Company.

                      Therefore, the Company believed that it would be proper that the Bank join the Company in bringing such suit and share in its expense. The Bank has yet to formally respond to the Company’s suggestion, although it has learned from counsel to the Bank that it is reluctant to join the suit, but may be willing to share some of the expenses involved. The Company is of the opinion that the Bank’s position is detrimental to the Company’s efforts.

                      On November 20 2003, the Company’s subsidiary, Marnetics Ltd. filed suit against the Municipality of Hod Hasharon and its then head of the Engineering Department in the sum of NIS 10,000,000 (approximately $2.2 million). On March 2004, the Municipality of Hod Hasharon filed a counterclaim for NIS 4.48 million for payment in excess of work and services provided. (See “Item 8A - Legal Proceedings”.)

                      The setting up of a reserve for the value of the guarantee has had a negative impact on the financial condition of the Company. Failure to collect the total amounts, or part of it, from Idan Millenium Investments and Assets Ltd, Mr. Dov Strikovsky and the Municipality of Hod Hasharon can have a negative impact on financial condition the Company and on the negotiations with any  potential purchaser or investor.

                      Risks Relating to Legal Proceedings

                      The Company and Mr. Strikovsky was named as a defendant in a claim for specific performance of an agreement entered into by the Company and the plaintiff, Ananda Capital Partners, Inc., in April 1999 (the “Agreement”) as well as damages as a result of a breach of the agreement. On July 2, 2001, due to the fact that no defense and/or reply was provided by the Company or Mr. Strikovksy, judgment was entered against the Company in the amount of $725,000. On February 7, 2002 the Company and Mr. Strikovsky filed a motion to vacate the judgment and on February 27, 2002 the court rejected the motion. The Company filed an appeal on the court decision that was accepted by the Supreme Court of the State New York with instructions to allow evidentiary hearing. The hearing was held on May 22, 2003 and the Company is awaiting the court’s decision. The plaintiff proposed to settle the suit for $250,000 and while the Company was willing to further negotiate a substantially lower amount, in light of the plaintiff’s position the Company decided to reject the proposal. In 2001 the Company has established an allowance in the amount of $750,000 to provide for its possible exposure. In light of those developments, the Company decreased the allowance by $500,000 to $250,000, which, in light of the judgment against the Company and the settlement offer proposed, represents a conservative estimate of the probable exposure.

                      During June 2002, the plaintiff filed a request of enforcement with the District Court of Tel Aviv, Israel, asking the court to enforce the judgment against the Company and Mr. Dov Strikovsky in the amount of $725,000, in Israel.

                      The Company filed the appropriate papers to bring an appeal to the rejection of the motion to vacate the judgment, in July 2002.

                      On September 10, 2002, the District Court of Tel Aviv, Israel agreed to grant the Company an extension of thirty days to file its motion to contest the enforcement of the judgment from the date of the Israeli Court’s decision regarding the motion to dismiss the enforcement of judgment claim. The Court later denied the Company’s motion. In light of the proceedings conducted in this matter in the United States, a hearing as to the substance of the claims has not yet been held, and Company and opposing counsel have agreed, from time to time, to postpone the date of such hearing. Currently, a hearing in the case is scheduled for January 9, 2005.

                      On September 10 2003, the Company filed suit against Mr. Strikovsky and others in the sum of NIS 3,193,743 (approximately $700,000) due to default under loans extended to Mr. Strikovsky by the Company, as well as other debts related to the sale of its electrical business to companyies under Mr. Strikovsky’s control. On December 4, 2003, the Company was able to obtain a court order for the seizure of certain notes credited to the defendants by the Municipality of Hod Hasharon.

                      In year 2004 Mr. Strikovsky is involved in legal proceedings leading towards his filing for bankruptcy. If adjudged bankrupt, this will have a direct negative impact on the ability of the Company to collect the amounts due from him. There is scheduled on July 14, 2004, a hearing in court for the protection of the creditors of Mr. Strikovsky.

                      The setting up of a reserve for the value of the guarantee has had a negative impact on the financial condition of the Company. Failure to collect the total amounts, or part of it, from Idan Millenium Investments and Assets Ltd, Mr. Dov Strikovsky and the Municipality of Hod Hasharon can have a negative impact on financial condition the Company and on the negotiations with any  potential purchaser or investor.

                      Risks Relating to Marnetics’ Location in Israel

                      Risk of Political Instability.  Our principal offices and the research and development facilities of the Company are located in Israel and, thus, are directly affected by economic, political and military conditions in Israel

                      History of Inflation. In the early to mid-1980s, Israel’s economy was subject to a period of very high inflation. However, inflation was significantly reduced by the late 1980s due primarily to government intervention. Increases in inflation in Israel could have an adverse impact on our financial statements if the rate of inflation increases without a corresponding devaluation of the NIS against the dollar.

                      Military Reserve Duty. Certain of our officers and employees were currently obligated to perform annual reserve duty in the Israel Defense Forces and are subject to being called for active military duty at any time and are obligated to perform, dependent on rank, up to 36 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. We have operated effectively under these requirements since our inception though no assessment can be made as to the full impact of such requirements on our remaining workforce

                      Income Taxation. Non-residents of Israel are subject to income tax on certain income (including cash dividends) derived from sources in Israel. The Convention between the State of Israel and the federal government of the United States with respect to taxes on income provides for a maximum tax of 25% on dividends paid to residents of the United States.

It May Be Difficult to Enforce a United States Judgment Against the Company, its Officers and Directors named in this Annual Report or to Assert United States Securities’ Laws’ Claims in Israel or Serve Process on Our Officers.

                      The Company is incorporated in Israel. All of our executive officers and directors named in this annual report are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States based upon the civil liabilities provisions of the United States Federal securities laws against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for individuals to enforce civil liabilities under United States federal securities laws in original actions instituted in Israel.

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

                      In February 2000, Marnetics issued 130,719 ordinary shares to ECI Telecom Ltd. for $2,000,000. In October 2000 Marnetics reached an agreement with a group of new investors (the “Investors”). In accordance with the agreement, Marnetics issued to the Investors 221,200 ordinary shares in consideration of $5,076,000.

                      Effective March 2001, the Company sold to Idan Millenium Investments and Assets Ltd. (“IDAN’), a company under the control of Dov Strikovsky, a major shareholder and former President, Chairman and CEO of the Company, all the fixed assets, inventories, other assets and liabilities and related goodwill, in the amount of an appraised value of $2,000,000, relating to the electrical operations, for a consideration of $597,000. (See “Item 7B – Related Party Transactions”.)

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

                      During December 2001 the Company nominated Mr. Menachem Reinschmidt to the position of CEO of the Company.

                      During December 2002, the Company nominated Mr. Menachem Reinschmidt to the position of Chairman of the Board of the Company and elected new directors.  At the end of June 2003, David Sheetrit, Director in the Company since April 2003 and Chief Operating Officer since January 2001, became Acting Chief Executive Officer of the Company. (See “Item 6 -Directors, Senior Managers and Employees.”)

                      As of April 2003, the Company decided to lay off the majority of the employees of the Company and those of its wholly-owned subsidiary, Marnetics Ltd.

                      At the annual shareholders meeting on March 12, 2004, the Company’s operational plan for the year 2004 was approved. It made provision for steps to begin liquidation of the Company and to cease SEC filings and reporting if a purchaser was not found prior to March 31, 2004. (See “Item 8B – Significant Changes.”) The Company has been in on-going serious discussions in the second quarter of year 2004 with a potential investor to purchase control of the Company. There can be no assurance that the potential investor will agree to purchase a controlling share in the Company or that the conditions to closing of such transaction (which will require shareholder approval) will be obtained. (See “Item 8B – Significant Changes.”)

                      The Company will make the required notifications and filings in accordance with the course of action that it shall adopt. It should be noted that if the Company will terminate the registration of its ordinary shares, certain information regarding the Company would no longer be available nor would it continue to be in its current form. Nevertheless, if registration is terminated, the Company will continue to be a public company under the Israeli Companies Law, and as such would still be required to prepare annual financial statements, have External Directors serving on its Board and Audit Committee, and all other requirements as detailed under the Company’s Law regarding public companies.

                      Our principal executive offices are located at 10 Hayezira St., Ra’anana 43000 Israel, and our telephone number is ++ 972-9-761-6868.

          B.         Business Overview

                      The Company’s operations consisted of the core business of developing and marketing network capacity enhancement and network information analysis solutions for IP networks or the Network Business, which is handled through our wholly-owned subsidiary, Marnetics Ltd. During 2003 and throughout 2004 the Company has dealt with some legal issues and collection of debt relating to the Electrical Business, which was sold during 2001. (See “Item 8B – Significant Changes.”)

                      As of April 26, 2003, the Company decided to lay off the majority of the employees of the Company and those of its wholly-owned subsidiary, Marnetics Ltd. in the areas of marketing, sales and research and development The remaining employees are in the area of administration and are being compensated until end of June 2004. It was further discussed at the board meeting on June 30, 2004, the continuation of the compensation and expenses for their services after June 30, 2004 regarding providing services in the negotiations with the potential purchaser in managing the due diligence process, the closing of the transaction, the proxy process and the annual shareholders meeting, as well as any initial steps for liquidation if the negotiations with the potential purchaser do not materialize. The Company will discuss such at the next board meeting and come back to these officers with written proposals for such services.

                      As of March 2004, the Company has begun taking steps towards the process of liquidating the Company while at the same time, seeking a purchaser for the Company and/or its assets. (See “Item 8B – Significant Changes.”)

          NETWORK BUSINESS

                      Current Strategy – Sale of Company; Sale of Marnetics Ltd.; Selling of Marnetics Technology

                      The resulting lack of sales, the inability of the Company to collect outstanding debts from a major shareholder and also from the purchaser of the net assets of the electrical operations business, and lack of funding and investment in the Company during year 2003 and first half of year 2004 has caused a material adverse effect on the financial condition of the Company and forced the Company to prepare the steps necessary to initiate liquidation procedures.

                      At the annual shareholders meeting on March 12, 2004, the Company’s operational plan for the year 2004 was approved. It made provision for steps to begin liquidation of the Company. (See “Item 8B – Significant Changes.”) It is currently examining the possibility of terminating the registration of its ordinary shares under the Securities Exchange Act of 1934, hence ceasing its reporting obligations to the Securities Exchange Commission. The Company has been in on-going serious discussions throughout the second quarter of year 2004 with a potential investor who is interested in purchasing control of the Company (See Item 8B – Significant Changes). There can be no assurance that the potential investor will agree to purchase a controlling share in the Company or that the conditions to closing of such transaction (which will require shareholder approval) will be obtained. Further, Marnetics is limited when negotiating the possible sale of its technology, based on the terms established in the agreement with the Office of the Chief Scientist of Israel and under applicable law, on the condition that Marnetics may not sell its intellectual property to a non-Israeli entity.

                      The following description of the Company’s operating subsidiary, Marnetics Ltd., relates to the stage of commercialization of its products developed between the periods 2001 through June 2003. Since then the Company has ceased the stage of commercialization.

                      General

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

                      While the network and bandwidth management mechanism are of importance, it should be recognized that a network’s architecture is designed to serve applications and users and not to deal with bandwidth-hungry applications, peak-time congestion packet losses or other adverse symptoms created by the unbalanced use of its resources.

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

                      Bandwidth Management(also called Quality of Service Solutions) - Bandwidth management is, in essence, discrimination between session and user types to assist in delivering higher quality of service for specific users or applications. Although this can provide limited relief to congested networks the initial implementation is highly problematic, requiring labor-intensive tailoring to exact individual network specifications. Ongoing maintenance is similarly cumbersome as this type of solution is highly-sensitive to changes on the network, requiring re-configuration and re-building whenever network modifications or upgrades are carried out.

                      Compression/Decompression – Data compression was very effective in the past, specifically with certain types of files, such as text files. However, data compression has lost it’s value in today’s corporate environment, as it is not effective when it comes to “random” data such as the documents used by enterprises today – wording files, presentations, spreadsheets, images, and zip files. When porting data compression to real-life packet-based networks, vendors, as well as users, have found that data compression is less effective. The reason behind this is that corporate networks and Internet technologies, usually carry pre-compressed material, and packets usually carry very little resemblance to prior packets. Implementing of compression products requires two sides installation, thus complicating the installation process. The cost of such solution would be very high, since installation would have to be not only in the data center but also in the remote branches.

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

                      Further, Marnetics had launched an ISP Rating tool through which consumers will be able to compare the performance of the various ISPs operating in Israel and also serve as a marketing/reference site for the capabilities of the Prospera Expert™.

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

                      Market Positioning

                      To the best knowledge of the Company, Marnetics’ technology stood apart from other solutions in that it specifically addresses the problem of performance on congested IP networks. It uniquely fortifies and accelerates those specific applications that are vital to the smooth running of the enterprise’s operations by increasing the number of concurrent sessions. In fact, in instances where mission-critical applications, such as CRM, are an inherent part of the enterprises core business, Marnetics solution can provide a significant performance advantage over the competition as well as greater user satisfaction and operational profitability.

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

                      The commercial version of Prospera Expert™ (V2.1) was intended to be completed by June 2003.

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

                      In early July 2001, Marnetics signed an OEM agreement with Speedwise Technologies Ltd., a company in which Marnetics Ltd. owns a 14.73% interest as of December 31, 2002, to enable Marnetics to sell its products for cellular customers (which are currently in development), whether integrated into Speedwise’s products or as stand-alone products, to Speedwise’s installed base of approximately 40 cellular companies worldwide and a much broader network of contacts.  Pursuant to this agreement, Speedwise was to pay Marnetics 30% of the income generated by the sale and maintenance of the Marnetics products.  This agreement had a one-year term with automatic renewal. As of November 1, 2001, the OEM agreement was cancelled between the parties. As of December 2003 Speedwise Technologies Ltd. business operations has ceased. (See – “Item 7B Related Party Transactions”)

                      In March 2002, Marnetics signed a distribution agreement with Magalcom Communications & Computers Ltd. to become a non–exclusive distributor of Marnetics products in Israel. The agreement has terminated during June 2003.

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

                      During year 2003, Marnetics has ceased marketing efforts outside of Israel and was concentrating its efforts inside Israel as well as attempted to find distributors in the United States through the agreement with RevenueTraction, LLC. After June 2003, with the firing of the marketing and sales employees, Marnetics ceased all marketing and sales efforts.

                      Licensing Arrangements

                      In April 2001, Marnetics Ltd. entered into a software license agreement with Speedwise Technologies Ltd., a company in which Marnetics Ltd. owns a 14.73% interest as of December 31, 2003.  Under this license agreement, Marnetics granted Speedwise a non-exclusive license to use certain programs and software products owned by Marnetics which Speedwise is using to develop other software products.  Marnetics is entitled to receive a fee based on the sale of this derivative software product of either (a) US $25 per concurrent user if sold bundled with other Speedwise products, or (b) 15% of net revenues from the product.  The agreement has a perpetual term. During October 2002 Speedwise sold most of its assets and IP and the Company does not expect significant revenues from this agreement, if any. As of December 2003 Speedwise Technologies Ltd. business operations has ceased.  (See “Item 7B - Related Party Transactions.”)

                      Competition

                      We compete in a highly competitive sector. Our products compete with products of Packeteer, Allot, Expand, Peribit, Cisco, Check Point and several small private companies that sell products that utilize competing technologies to provide bandwidth management and network monitoring systems. In addition, our products and technology competed for information technology budgets (CapEx) allocations with services that offer network analysis offered by IT service providers. Lastly, we face indirect competition from companies that offer enterprises and service providers’ increased bandwidth and infrastructure upgrades that increase the capacity of their networks, and thereby may lessen or delay the need for capacity enhancement.

                      Research and Development

                      During April/May 2003, the Marnetics laid off the research and development employees and in June 2003 Hanoch Newman VP R&D left the Company. This has had an adverse effect on the business and operations of the Company and of Marnetics.

                      Previously, our research and development plan was aimed at leveraging the Marnetic’s current technology and developing the Prospera™ family of product and related products.

                      In May 2002, Marnetics submitted an application to obtain research and development grant in the sum of $230,000 from the Office of the Chief Scientist, of the Ministry of Industry and Trade, of the State of Israel (“OCS”) which was approved in November 2002. To date Marnetics has received a grant of $220,000.  The grant is based on research and development expenses that Marnetics had actually expensed until December 31, 2003. There can be no certainty that the remaining funding will be received by Marnetics.

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

                      As a result, Marnetics had intended to position its products as both actively and passively protecting the network, rather than simply improving its performance.

                      The commercial version of Prospera Expert™ (V2.1) had been intended to be completed in June 2003.

                      A prototype of CisMate was introduced allowing a relatively fast release of the product during Q1 of 2003 but all commercialization efforts ceased in Q2 of 2003.

                      Marketing, Promotional, and Consultants

                      In June 2003, the Company ceased marketing, promoting and retaining marketing oriented consultants.

                      In January 2002, Marnetics entered into promotional agreement with Karif Communications Ltd. to provide to Marnetics public relations services, subject to extension during June, 2002. The agreement expired May 2003.

                      In February 2002, Marnetics entered into a services agreement with Expenion LLC, to provide to Marnetics, primarily in the United States but not limited to such, on a non-exclusive basis, business development services for the sale of its products. Marketing efforts have ceased during year 2003.

                      In March 2002, Marnetics signed a distribution agreement with Magalcom Communications & Computers Ltd. to become a non–exclusive distributor of Marnetics products in Israel. In April 2002, Marnetics signed a distribution agreement with TNN Networks Ltd. to become a non–exclusive distributor of Marnetics products in Israel. The Company terminated these agreements in June 2003 and the Company remains without any local distributors in the Israeli market.

                      In June 2002, the Company entered into a letter of intent with PortfolioPR, a New York based company, for public relation and investor relations services. The Agreement expired in August 2002.

                      On December 15, 2002, the Company entered into a non-exclusive services agreement with RevenueTraction, LLC to identify potential distributors, business opportunities, investment prospects and other financing for the Company and/or any affiliates of the Company. The Agreement came expired in May 2003.

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

                      On February 3, 2003, Marnetics announced the launch of an ISP rating site that utilizes the advanced technology provided by the Prospera™ Expert. The site tests five major Israeli ADSL ISP’s service levels based on five parameters that best describe the overall service and its relative importance to the ADSL users. The site operates automatically, providing information five times daily to the users (current and potential ADSL users).  The information is then accumulated and presented on a weekly and monthly basis along with colorful graphics. Marnetics believes its the first of the kind in the ADSL market.

                      Strategic Partnerships

                      Following decisions reached at the annual general meeting in November 2002, the Company had resolved to pursue alliances and partnerships with leading companies in the Network arena.

                      The Marnetics technologies have been developed with the ability to easily integrate and operate alongside other network products. As a result, there were opportunities to establish OEM agreements with developers/suppliers of network products or to sell/license technologies to leading industry players.

                      The opportunity of strategic cooperation had an important effect on product definition and design. As product rollout continued during Q1 and Q2 of 2003, the efforts to increase market knowledge/feedback and approach potential partners was intensified especially with the assistance of RevenueTraction, LLC. This agreement expired in May 2003.

                      Current Strategy – Sale of Company; Sale of Marnetics Ltd.; Selling of Marnetics Technology

                      As a result of the Company halting its day to day activities as of July 1, 2003, and as part of the Company’s operation plan for the year 2004, the Company has been seeking a purchaser for the Company, to sell Marnetics Ltd. and/or sell the assets of the Company, mainly Marnetic’s intellectual property. (See “Item 8B – Significant Changes.”)

                      In June 2003 the Company engaged in negotiations with a past distributor of Marnetics in Israel, regarding the possible a merger of Marnetics and the distributor and/or possible sale of the intellectual property assets of Marnetics. To date, no agreement has materialized. (See “Item 8B – Significant Changes.”)

                      In addition, during 2004, the Company has been engaged in on-going discussions with a third party acquirer interested in purchasing a controlling share in the Company. Although negotiations are at an advanced stage, there can be no assurance that the third party will agree to purchase a controlling share in the Company or that the conditions to closing of such transaction (which will require shareholder approval) will be obtained. Failure to consummate these discussions may result in the Company taking the initial steps to liquidate the Company, as provided in the Company’s operational plan. (See “Item 8B – Significant Changes.”)

                      ELECTRICAL BUSINESS

                      Prior to December 2000, the Company’s sole business was as an electrical and lighting contracting and engineering firm engaged in the installation and maintenance of infrastructure works located in the State of Israel.  The Electrical Business at that time was characterized by intense competition and pricing pressures. The results of operation of the Electrical Business were materially and adversely affected by an economic slowdown and political instability in Israel.  As a result and in order to enable the Company to focus on the Network Business, the Company sold the Electrical Business, effective as of March 31, 2001.  (See - “Item 8B – Significant Changes.”)

          C.          Organizational Structure

                        The following is a list of the Company’s direct and indirect significant subsidiaries as of May, 2004:

Name of Significant Subsidiary/Affiliate	Country of Incorporation	Percentage of Ownership Interest and Voting (1)
Marnetics, Ltd.	Israel	100%(3)
Marnetics, Inc. (a subsidiary of Marnetics Ltd.) (not active)	Delaware, USA	100%
Speedwise Technologies Ltd. (an affiliate of Marnetics Ltd.)(2)	Israel	17.1% 14.73% fully diluted basis

(1)	On fully diluted basis.

(2)

The Company holds 450,000 Ordinary Shares of Speedwise Technologies Ltd (“Speedwise”). Speedwise entered into an agreement to sell all its assets and intellectual property to Orsus Solutions Ltd., an Israeli technology company, in exchange for the payment of cash and shares of Orsus Solutions Ltd.  Speedwise ceased operations in year 2003 but still owns the shares in Orsus Solutions Ltd.. (See “Item 7. B. Related Party Transactions”.)

(3)

On December 11, 2002 the Board of Directors resolved to authorize management of Marnetics  to structure an Employment Stock Option Plan for the year 2003 and to allocate to employees of Marnetics up to 5 (five) per cent of the issued and outstanding share capital of Marnetics on a fully diluted basis. There was no allocation in year 2003.

          D.          Property, Plants and Equipment

                       As of December 20, 2000, the Company’s headquarters were relocated from Moshav Batzra to a facility in Ra’anana, Israel, and leased by its subsidiary Marnetics Ltd. The facility consists of approximately 232 square meters. The lease expired on May 30, 2003 and was renewed until December 2003. Agreement was reached with the landlord that Marnetics can remain rent free at the facility until a replacement tenant is found. Marnetics is just paying the city property tax on the facility.

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

     Item 5.               Operations and Financial Review and Prospects

                         The following contains forward-looking statements, which involve risks and uncertainties.  Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors.  The following discussion and analysis of financial condition and results of operations should be read along with the accompanying Consolidated Financial Statements for the year ended December 31, 2003. (See “Item 8A –Financial Information”.) These reports are presented in United States dollars and have been prepared in accordance with US GAAP.

          A.          Operating Results

                        Overview

                        Marnetics Broadband Technologies Ltd. (formerly Stav Electrical Systems (1994) Ltd.) (“the Company or Stav”) has been engaged in the development of capacity enhancement and traffic analysis solutions for IP networks through its wholly owned subsidiary Marnetics Ltd. (“Marnetics”) and was engaged in the manufacture, installation and maintenance of electrical and lighting systems, mainly for public institutions

                        The Company’s operations during 2002 and first half of year 2003 consisted of the core business of developing and marketing network capacity enhancement and network information analysis solutions for IP networks or the Network Business, which is handled through our wholly-owned subsidiary, Marnetics Ltd. During 2003 the research development and marketing activities of our core business were halted and the Company is now engaged in efforts to sell a controlling share in the Company, the sale of its subsidiary Marnetics Ltd. and/or of Marnetic’s intellectual property, as well as continuing the legal proceedings initiated by the Company, its defense in proceedings initiated against it and other administrative activities essential to the Company’s operations. (See “Item 8B – Significant Changes.”)

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

                        Effective March 2001, the Company sold off the electrical business and wrote-off goodwill in the amount of $2 million as discontinued business. Further, during 2001, in view of the markets downturn, the Company assessed the value and future benefit of its enterprise level goodwill pursuant to Accounting Principles Board Opinion No. 17, “Intangible Assets” (“APB 17”). The result of the assessment was a full write-off of the goodwill in the amount of $9,309,000

                        Marnetics has a limited operating history and is subject to risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for network capacity enhancement products and services. The Company has ceased its business activities since the middle of June 2003 and is seeking a purchaser for a controlling share in the Company and/or for the subsidiary Marnetics Ltd. and/or for Marnetics’s intellectual property. The inability to accomplish one or more of these goals would have a material adverse effect on the Company. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty and these adjustments may be material.

                        During 2000, Marnetics raised US$ 7.04 million from new investors and recruited additional employees. During 2001, Marnetics continued to increase its research and development activities and shifted its core business from developing and marketing Internet performance enhancement solutions to the development and marketing of IP network, capacity and analysis solutions.

                        In May 2002, Marnetics submitted an application to obtain research and development grant in the sum of $230,000 from the Office of the Chief Scientist, of the Ministry of Industry and Trade, of the State of Israel (“OCS”) which application was subsequently approved in November 2002. To date Marnetics has received a grant of $220,000.  The grant is based on research and development expenses that Marnetics had actually expensed until December 31, 2003. There can be no certainty that the remaining funding will be received by Marnetics.

                        As of April 26, 2003, the Company decided to lay off the majority of the employees of the Company and its wholly-owned subsidiary, Marnetics Ltd. in the areas of marketing, sales and research and development. The Company maintained the services of certain of its officers in order to implement its operational plan, which reflected the reduction of the company’s activities in the areas of research and development, and marketing and sales

                        At the annual shareholders meeting on March 12, 2004, the Company’s operational plan for the year 2004 was approved. It made provision for steps to begin liquidation of the Company. (See “Item 8B – Significant Changes.”) It is currently examining the possibility of terminating the registration of its ordinary shares under the Securities Exchange Act of 1934, hence ceasing its reporting obligations to the Securities Exchange Commission. The Company has been in on-going serious discussions throughout the second quarter of year 2004 with a with a third party acquirer interested in purchasing a controlling share in the Company. (See “Item 8B – Significant Changes.”) There can be no assurance that the potential investor will agree to purchase a controlling share in the Company or that the conditions to closing of such transaction (which will require shareholder approval) will be obtained.

                        The Company will make the required notifications and filings in accordance with the course of action that it shall adopt. It should be noted that if the Company will terminate the registration of its ordinary shares, certain information regarding the Company would no longer be available nor would it continue to be in its current form. Nevertheless, if registration is terminated, the Company will continue to be a public company under the Israeli Companies Law, and as such would still be required to prepare annual financial statements, have External Directors serving on its Board and Audit Committee, and all other requirements as detailed under the Company’s Law regarding public companies.

                        Effective March 2001 the Company sold to Idan Millenium Investments and Assets Ltd. (“IDAN’), a company under the control of Dov Strikovsky, a major shareholder and former President, Chairman and CEO of the Company, all the fixed assets, inventories, other assets and liabilities and related goodwill, in the amount of an an appraised value of $2,000,000, relating to the electrical operations, for a consideration of $597,000. The consideration is payable in 25 monthly installments of $24,000 commencing February 1, 2002. In May 2002 the Company signed an addendum with IDAN to change the terms of payments to such that the first 11 installment will be reduced to $7,000 each and the remaining 14 installments will be of $37,000. The Company, considering the collectibility probability, decided to establish an allowance on the amount not yet collected. During year 2002 $71,000 was repaid on the account of the sale consideration. In year 2004 Mr. Strikovsky is involved in legal proceedings leading towards his filing for bankruptcy. If adjudged bankrupt, this will have a direct negative impact on the ability of the Company to collect the amounts due from him. (See “Item 7B – Related Party Transactions.”)

                        In prior years the Company granted loans to Mr. Strikovsky in the amount of $1,228,000. The loan was linked to the Israeli CPI and bore interest of 2% per annum and was repayable in eight annual installments each comprised of 1/8 of the principal and the accrued interest thereon commencing December 2000. At December 31, 2001 the Company reassessed the collectibility of the loan in accordance with provisions of SFAS No. 114 “Accounting by Creditors for Impairment of a Loan”, and resolved, considering the probability of its collectibility, to establish a loan loss allowance for the entire amount. Income from impaired loan will be recorded using the cash method. During year 2002 $142,000 was repaid on the account of the loan. In year 2004 Mr. Strikovsky is involved in legal proceedings leading towards his filing for bankruptcy. If adjudged bankrupt, this will have a direct negative impact on the ability of the Company to collect the amounts due from him.

                        To secure his obligations under the various agreements Mr. Strikovsky has collateralized 300,000 shares that he owns of the Company. No other payments were made by Mr. Strikovsky subsequent to December 31, 2002. (See “Item 7B – Related Party Transactions – Indemnification by Significant Shareholder.”)

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

                        In addition, the Company has provided the Bank with a guarantee of up to $716,000, which decreases in the ratio of NIS 1:2 paid on account of the outstanding debt of the Municipality of Hod Hasharon, which has been assigned to the Bank (Note 10b). To date the Municipality of Hod Hasharon has not made any re-payment on account of the debt, and therefore the guarantee has not decreased. According to the terms of the Bank Agreement, following November 30, 2002, the Bank is entitled to exercise the outstanding amount of the guarantee, and since the guarantee has not decreased, the Company decided to establish an allowance for the guarantee in full.

                        The Company has informed the Bank that, following prolonged negotiations, the Municipality of Hod Hasharon stated its position to the effect that it is not obligated towards the Company and retains all rights in the matter, and that further more has, in its opinion, claims against the Company amounting to some NIS 4 Million (approximately $900,000). In light of the position taken by counsel to the municipality, the Company informed the Bank that bringing legal action is unavoidable, and that in the opinion of the Company remains the only course of action that may result in the recovery of the funds due to it.

                        In light of the current relationship between the Company and Mr. Strikovsky (See “Item 8A - Legal Proceedings”), the Company was of the opinion that the suit brought against the Municipality of Hod Hasharon should be based upon the letter by the head of the Municipality’s Engineering Department approving the assignment of the debt to the Bank and confirming the debt towards the Company. The Company believed that it would be proper that the Bank join the Company in bringing such suit and share in its expense. The Bank has yet to formally respond to the Company’s suggestion, although it has learned from counsel to the Bank that it is reluctant to join the suit, but may be willing to share some of the expenses involved. The Company is of the Opinion that the Bank’s position is detrimental to the Company’s efforts.

                        On November 20 2003, the Company’s subsidiary, Marnetics Ltd. filed suit against the Municipality of Hod Hasharon and its then head of the Engineering Department in the sum of NIS 10,000,000 (approximately $2.2 million). On March 2004, the Municipality of Hod Hasharon filed a counterclaim for NIS 4.48 million for payment in excess of work and services provided. (See “Item 8A - Legal Proceedings”.)

                        The setting up of a reserve for the value of the guarantee has had a negative impact on the financial condition of the Company. Failure to collect the total amounts, or part of it, from Idan Millenium Investments and Assets Ltd, Mr. Dov Strikovsky and the Municipality of Hod Hasharon can have a negative impact on financial condition the Company and on the negotiations with any  potential purchaser or investor.

                        The loss from operation of the discontinued activities in the Electrical Business was $450,000. The loss on the sale of the Electrical Business was $2,278,000.

                        Until September 2000 the Company held 33.6% of the outstanding shares of Speedwise Technologies Ltd (“Speedwise”). In September 2000, Speedwise issued shares to a third party resulting in a decrease in the Company’s holdings to 19.19% and during February 2001 additional shares were issued to third parties resulting in a further dilution to 14.73%. In October 2002 Speedwise sold its assets and intellectual property to a third party in consideration of cash and shares. Since then Speedwise has ceased operations but still owns the shares of the third party. Based on the consideration received by Speedwise, the Company assessed the recoverable amount of its investment in Speedwise at $60,000 and recorded an impairment charge of $522,000.  As at the end of the year 2003 the Company, accepting a conservative approach, decided to write-off the remaining $60,000 value of its investment in Speedwise when it became apparent that the near-term ability to recover the assessed value of their third party shares was dependent upon uncertainties and contingencies. Any future income resulting from these shares will be recorded in the year in which monies are actually received.

                        As of April 26, 2003, the Company decided to lay off the majority of the employees of the Company and those of its wholly-owned subsidiary, Marnetics Ltd. in the areas of marketing, sales and research and development The remaining employees are in the area of administration and are being compensated until end of June 2004. It was further discussed at the board meeting on June 30, 2004, the continuation of the compensation and expenses for their services after June 30, 2004 regarding providing services in the negotiations with the potential purchaser in managing the due diligence process, the closing of the transaction, the proxy process and the annual shareholders meeting, as well as any initial steps for liquidation if the negotiations with the potential purchaser do not materialize. The Company will discuss such at the next board meeting and come back to these officers with written proposals for such services.

                        At the annual shareholders meeting on March 12, 2004, the Company’s operational plan for the year 2004 was approved. It made provision for steps to begin liquidation of the Company. (See “Item 8B – Significant Changes.”) It is currently examining the possibility of terminating the registration of its ordinary shares under the Securities Exchange Act of 1934, hence ceasing its reporting obligations to the Securities Exchange Commission. The Company has been in on-going serious discussions throughout the second quarter of year 2004 with a with a third party acquirer interested in purchasing a controlling share in the Company. (See “Item 8B – Significant Changes.”) There can be no assurance that the potential investor will agree to purchase a controlling share in the Company or that the conditions to closing of such transaction (which will require shareholder approval) will be obtained.

                        The Company will make the required notifications and filings in accordance with the course of action that it shall adopt. It should be noted that if the Company will terminate the registration of its ordinary shares, certain information regarding the Company would no longer be available nor would it continue to be in its current form. Nevertheless, if registration is terminated, the Company will continue to be a public company under the Israeli Companies Law, and as such would still be required to prepare annual financial statements, have External Directors serving on its Board and Audit Committee, and all other requirements as detailed under the Company’s Law regarding public companies.

     YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002 UPDATE

                        Operating Revenues

                        The Company had $4000 in sales for the year ended December 31, 2003 compared to $19,000 in sales for the year ended December 31, 2002.

                        Operating Expenses

                        Research and Development expenses consisted primarily of salaries and related expenses. Research and Development expenses decreased to $210,000 for the year ended December 31, 2003 from $486,000 for the year ended December 31, 2002.  The decrease was primarily due to Company’s reduction of its research and development activities and the receipt of a grant from the OCS in the sum of $80,000.

                        Selling and Marketing expenses which consisted mostly of salaries decreased to $174,000 for the year ended December 31, 2003 from $464,000 for the year ended December 31, 2002, due to reduction of business development efforts. Travel and promotional expenses decreased as promotional activities were reduced.

                        General and Administrative expenses consisted primarily of salaries and related expenses for administrative and executive staff, fees for professional services, and general office and rent expenses. General and Administrative expenses decreased to $434,000 for the year ended December 31, 2003, from $784,000 for the year ended December 31, 2002. The decrease was primarily due to the reduction of employees and decreased professional and consulting fees.

                        Until September 2000 the Company held 33.6% of the outstanding shares of Speedwise Technologies Ltd (“Speedwise”). In September 2000, Speedwise issued shares to a third party resulting in a decrease in the Company’s holdings to 19.19% and during February 2001 additional shares were issued to third parties resulting in a further dilution to 14.73%. In October 2002 Speedwise sold its assets and intellectual property to a third party in consideration of cash and shares. Since then Speedwise has ceased operations but still owns the shares of the third party. Based on the consideration received by Speedwise, the Company assessed the recoverable amount of its investment in Speedwise at $60,000 and recorded an impairment charge of $522,000.  As at the end of the year 2003 the Company, accepting a conservative approach, decided to write-off the remaining $60,000 value of its investment in Speedwise when it became apparent that the near-term ability to recover the assessed value of their third party shares was dependent upon uncertainties and contingencies. Any future income resulting from these shares will be recorded in the year in which monies are actually received.

                        Non-cash compensation expenses totaled $792,000 for the year ended December 31, 2003 and $792,000 the year ended December 31, 2002. Non-cash compensation includes the amortization of unearned employee stock-based compensation and expenses for options granted to a related party.  Stock-based compensation expenses are amortized over the vesting schedule of the option, typically four years, using the straight-line approach.

                        Financial Income

                        Net financial income (expense) for the year ended December 31, 2003 and the year ended December 31, 2002 was $(101,000) and $32,000, respectively. These items consist of interest earned on bank deposits and gains and losses from a re-measurement of monetary balance sheet items resulting from transactions in non-dollar currencies.

                        Share in losses of Affiliate

                        Until September 2000 the Company held 33.6% of the outstanding shares of Speedwise Technologies Ltd (“Speedwise”). In September 2000, Speedwise issued shares to a third party resulting in a decrease in the Company’s holdings to 19.19% and during February 2001 additional shares were issued to third parties resulting in a further dilution to 14.73%. In October 2002 Speedwise sold its assets and intellectual property to a third party in consideration of cash and shares. Since then Speedwise has ceased operations but still owns the shares of the third party. Based on the consideration received by Speedwise, the Company assessed the recoverable amount of its investment in Speedwise at $60,000 and recorded an impairment charge of $522,000.  As at the end of the year 2003 the Company, accepting a conservative approach, decided to write-off the remaining $60,000 value of its investment in Speedwise when it became apparent that the near-term ability to recover the assessed value of their third party shares was dependent upon uncertainties and contingencies. Any future income resulting from these shares will be recorded in the year in which monies are actually received.

                        Tax

                        During the year 2002 the Company and Marnetics reached an agreement with the tax authorities regarding tax liability for the years 1998 to 2001. Marnetics Ltd. reached an agreement with the tax authorities up to and including year 2002. The Company made a provision for this liability and for the year 2002. Marnetics Ltd. has not been assessed for income tax purposes since incorporation.

                        Discontinued Operations

                        On June 10, 2001, the Company executed an agreement, effective March 31, 2001, to sell, it’s Electrical Business, including certain related liabilities, to Idan Millenium Investments and Assets Ltd, wholly-owned by the Company’s former President, Chairman and Chief Executive Officer and current major stockholder, Dov Strikovsky. The company recorded a loss on the sale in the sum of $2,278,000. The company recorded the loss from the Electrical Business for the first quarter of 2001 as a discontinued operation resulting in a loss of $450,000.

                        Net Loss

                        Net loss for the year ended December 31, 2003 and for the year ended December 31, 2002 was $1,767,000 and $3, 021,000, respectively. Net loss per share was $(0.24) and $(0.41) respectively.

     YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR ENDED DECEMBER 31, 2001 UPDATE

                        Operating Revenues

                        Commercialization of the products started in third quarter of 2002. The Company had $19,000 sales for the year ended December 31, 2002, comprised of $9,000 from the Speedwise OEM Agreement, and $6,000 from selling Prospera products, and $4,000 from consulting services. The Company had no sales for the year ended December 31, 2001.

                        Operating Expenses

                        Research and Development expenses consisted primarily of salaries and related expenses. Research and Development expenses decreased to $486,000 for the year ended December 31, 2002 from $812,000 for the year ended December 31, 2001.  The decrease was primarily due to Company’s reduction of its research and development activities and the receipt of a grant from the OCS in the sum of $140,000.

                        Selling and Marketing expenses consisted mostly of salaries and increased to $464,000 for the year ended December 31, 2002 from $310,000 for the year ended December 31, 2001, due to initialization of business development efforts. Travel and promotional expenses increased as products were ready for sale.

                        General and Administrative expenses consisted primarily of salaries and related expenses for administrative and executive staff, fees for professional services, and general office and rent expenses. General and Administrative expenses decreased to $784,000 for the year ended December 31, 2002, from $1,128,000 for the year ended December 31, 2001. The decrease was primarily due to the reduction of employees and decreased professional and consulting fees.

                        The Company and Mr. Strikovsky were named as a defendant in a claim for specific performance of an agreement entered into by the Company and the plaintiff, Ananda Capital Partners, Inc., in April 1999 (the “Agreement”) as well as damages as a result of a breach of the agreement. On July 2, 2001, due to the fact that no defense and/or reply were provided by the Company, judgment was entered against the Company in the amount of $725,000. On February 7, 2002 the Company filed a motion to vacate the judgment and on February 27, 2002 the court rejected the motion. The Company filed an appeal on the court decision which was accepted by the Supreme Court of the state New York with instructions to allow evidentiary hearing that is now in process. The plaintiff proposed to settle the suit for $250,000 but the Company rejected the proposal. In 2001 the Company has established an allowance in the amount of $750,000 to provide for its possible exposure. Based on the new developments the Company decreased the allowance by $500,000 to $250,000 which was its current estimate of the probable exposure. (See “Item 8A (1) – Financial Information -Legal Proceedings.”)

                        On June 1, 2000, a share exchange agreement was signed between the Company and Marnetics Ltd. The fair value of Stav shares, US$ 11,314,280 was determined on the basis of the average market price of its outstanding shares at US$ 8.00 per share. Goodwill in the amount of $11,309,000 was recorded accordingly. Effective March 2001, sold off the electrical business and wrote-off goodwill in the amount of $2 million as discontinued business. Further, during 2001, in view of the markets downstream, the Company assessed the value and future benefit of its enterprise level goodwill pursuant to Accounting Principles Board Opinion No. 17, “Intangible Assets” (“APB 17”). (See “Item 18 Financial Statements.) The result of the assessment was a full write-off of the goodwill in the amount of $9,309,000.

                        As at December 31, 2001 the Company reassessed the collectibility of the loan given to Mr. Dov Strikovsky and his affiliated companies, a major shareholder and former President, Chairman and former CEO of the Company, and his affiliated companies in the amount of $1,228,000 in accordance with provisions of SFAS No. 114 “Accounting by Creditors for Impairment of a Loan”, and resolved, considering the probability of its collectibility, to establish a loan loss allowance for the entire amount. Income from impaired loan will be recorded using the cash method. During 2002, $266,000 was repaid to the Company. (See “Item 7B - Related Party Transactions - Loans to Significant Shareholder and Former Director and CEO ”.)

                        Until September 2000 the Company held 33.6% of the outstanding shares of Speedwise Technologies Ltd (“Speedwise”). In September 2000, Speedwise issued shares to a third party resulting in a decrease in the Company’s holdings to 19.19% and during February 2001 additional shares were issued to third parties resulting in a further dilution to 14.73%. In October 2002 Speedwise sold its assets and intellectual property to a third party in consideration of cash and shares. Since then Speedwise has ceased operations but still owns the shares of the third party. Based on the consideration received by Speedwise, the Company assessed the recoverable amount of its investment in Speedwise at $60,000 and recorded an impairment charge of $522,000.

                        The Company has provided Bank Hapoalim with a guarantee of up to $716,000, which amount decreases in the ratio of NIS 1:2 for amounts paid on account of the outstanding debt of the Municipality of Hod Hasharon, which had been assigned to the Bank (Note 3b). To date Hod-Hasharon has not made any re-payment on account of the debt, and therefore the guarantee has not decreased. According to the terms of the Bank Agreement, following November 30, 2002, the Bank is entitled to exercise the outstanding amount of the guarantee, and since the guarantee has not decreased, the Company established an allowance for the guarantee in full.

                        Non-cash compensation expenses totaled $792,000 for the year ended December 31, 2002 compared to $805,000 for the year ended December 31, 2001. Non-cash compensation includes the amortization of unearned employee stock-based compensation and expenses for options granted to a related party.  Stock-based compensation expenses are amortized over the vesting schedule of the option, typically four years, using the straight-line approach.

                        Financial Income

                        Net financial income for the year ended December 31, 2002 and for the year ended December 31, 2001 was $32,000 and $175,000, respectively. These items consist of interest earned on bank deposits and gains and losses from a re-measurement of monetary balance sheet items resulting from transactions in non-dollar currencies.

                        Share in losses of Affiliate

                        Until September 2000 the Company held 33.6% of the outstanding shares of Speedwise Technologies Ltd (“Speedwise”). In September 2000, Speedwise issued shares to a third party resulting in a decrease in the Company’s holdings to 19.19% and during February 2001 additional shares were issued to third parties resulting in a further dilution to 14.73%. In October 2002 Speedwise sold its assets and intellectual property to a third party in consideration of cash and shares. Since then Speedwise has ceased operations but still owns the shares of the third party. Based on the consideration received by Speedwise, the Company assessed the recoverable amount of its investment in Speedwise at $60,000 and recorded an impairment charge of $522,000.

                        Tax

                        During the year 2002 the Company and Marnetics reached an agreement with the tax authorities regarding tax liability for the years 1998 to 2001. The Company made a provision for this liability and for the year 2002.

                        Discontinued Operations

                        On June 10, 2001, the Company executed an agreement, effective March 31, 2001, to sell, it’s Electrical Business, including certain related liabilities, to Idan Millenium Investments and Assets Ltd, wholly-owned by the Company’s former President, Chairman and Chief Executive Officer and current major stockholder, Dov Strikovsky. The company recorded a loss on the sale in the sum of $2,278,000. The company recorded the loss from the Electrical Business for the first quarter of 2001 as a discontinued operation resulting in a loss of $450,000.

                        Net Loss

                        Net loss for the year ended December 31, 2002 and for the year ended December 31, 2001 was $3,021,000 and $16,895,000, respectively. Net loss per share was $(0.41) and $(2.51) respectively.

          B.          Liquidity and Capital Resources

                        To date, the Company has funded its operations through equity investments and bank credit lines. During the year 2000 Marnetics issued shares in consideration of $7,297,000. On December 31, 2003, the Company had $234,000 of cash and cash equivalents compared to $957,000 on December 31, 2002. The decrease of $723,000 is primarily a result of cash being used to finance the operational activities of the Company as well as to pay for legal expenses.  As of December 31, 2003, the Company had no bank credit lines and is financing its activities from available cash.

                        As from the second quarter of the year 2004, in accordance with the Company’s operational plan for the year 2004 (See Item 8B – Significant Changes), Company began selling off some of its office equipment and computers and has generated additional cash from these sales.

                        At the annual shareholders meeting on March 12, 2004, the Company’s operational plan for the year 2004 was approved. It made provision for steps to begin liquidation of the Company. (See “Item 8B – Significant Changes.”) It is currently examining the possibility of terminating the registration of its ordinary shares under the Securities Exchange Act of 1934, hence ceasing its reporting obligations to the Securities Exchange Commission. The Company has been in on-going serious discussions throughout the second quarter of year 2004 with a with a third party acquirer interested in purchasing a controlling share in the Company. (See “Item 8B – Significant Changes.”) There can be no assurance that the potential investor will agree to purchase a controlling share in the Company or that the conditions to closing of such transaction (which will require shareholder approval) will be obtained.

                        The Company’s capital requirements have been reduced in accordance with the diminished activities of the Company.

                        The cash balances and equivalents as of December 31, 2003 are sufficient to meet the budgeted operating expenses for year 2004, but would be insufficient to cover all of the liabilities, namely the provisions for the bank guarantee and legal claims as presented in the financial statements as of December 31, 2003 (See – Item 18 Financial Statements).

                        Net cash used in operating activities in 2003, 2002, and 2001 was $715,000, $1,391,000, and $4,120,000, respectively.  Since the Company has not generated meaningful revenues to date, it used its working capital to fund its research and development, marketing, sales general and administrative expenses. At present the net cash is being used to fund administrative expenses.

                        The Company had as of December 31, 2003 a negative working capital of $859,000, compared to a positive working capital of $3,000 as of December 31, 2002.

                        The Company’s cash and cash equivalents are generally held in short term US dollar bank deposits.

                        Total shareholder equity (deficiency) on December 31, 2003 was $(767,000) and $208,000 on December 31, 2002.

          C.          Recently Issued Accounting Standards

                        In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51”. The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities”) and how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”) to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities (“SPEs”) created prior to February 1, 2003. The company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

                        In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities.”  SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.  In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative.  It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows.  SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and did not have a material impact on the Company’s financial statements.

                        In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.”  SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances).  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of SFAS No. 150 did not have an impact on the Company’s financial statements.

          D.          Research and Development

                        Research and Development expenses decreased to $210,000 for the year ended December 31, 2003 from $486,000 for the year ended December 31, 2002.  The decrease was primarily due to Marnetics reduction of its research and development activities and reducing staff. As of June 2003, the Vice President of R&D, Nr. Hanoch Newman, was no longer employed by Marnetics. Present research and development efforts have ceased.

                        In May 2002, Marnetics Ltd. submitted to the OCS a request to obtain research and development funding in the sum of $230,000 from the Office of the Chief Scientist, of the Ministry of Industry and Trade, of the State of Israel (“OCS”) for development of products for the Prospera™ platform which was approved on November 2002. The total amount of grants received during the years ended December 31, 2003 and December 31, 2002 were $80,000 and $140,000 respectively, or a total of $220,000.

                        Marnetics is committed to pay royalties to the Office of the Chief Scientist of the Government of Israel on proceeds from sales of products in which the Chief Scientist has participated by way of grants, up to the amount of 100% of the grants received, in dollar terms plus interest at LIBOR. The royalties are payable at a rate of 3% for the first three years of product sales and 3.5% thereafter. No royalty expenses were paid to the Chief Scientist in 2002 and 2003. The research and development grants are presented in the statements of operations as an offset to research and development costs. The refund of the grant is contingent on future sales and Marnetics has no obligation to refund these grants, if sufficient sales are not generated. Based on the terms established in the agreement with the OCS the Company may not sell its IP to a non-Israeli entity.

          E.          Trend Information

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

          F.          Off-Balance Sheet Arrangements

                        We do not have any off-balance-sheet arrangements.

Item 6.          Directors, Senior Managers and Employees

          A.         Directors and Senior Management

                        The following is a list of our directors and senior management, as of the end of March 31, 2004 followed by a description of their business background:

Name	Age	Position

Menachem Reinschmidt	44	Chairman of the Board*
Moshe Rubin	50	External Director
Dr. Ora Setter	51	External Director
George Balot	62	Director and Acting Chief Financial Officer*
David Sheetrit	41	Director and Acting Chief Executive Officer*

*Mr. Menachem Reinschmidt became Chairman of the Board of the Company on November 2002.  Mr. David Sheetrit, who had been the Chief Operating Officer of the Company from January 2001, became the Acting Chief Executive Officer of the Company effective June 22, 2003. Mr. Ilan Hadar was the Chief Financial Officer of the Company up until July 26, 2003. As from June 15, 2003 Mr. George Balot shared the duties of CFO with Mr. Hadar until Mr. Hadar’s departure, at which time Mr. Balot was Acting Chief Financial Officer of the Company on a part-time basis.

                        Menachem Reinschmidt, Chairman of the Board of the Company since November 2002 and Director of the Company since 2001; Mr. Reinschmidt has been Director of Marnetics Ltd., and Director of Marnetics, Inc, since the establishment of both entities. Mr. Reinschmidt established Marnetics in 1998 and was the first Chief Executive Officer of Marnetics.  Being one of the leading data communication experts in Israel, Mr. Reinschmidt has 19 years of experience in the most advanced fields of computer networks, including design, analysis, integration and development.  His expertise incorporates advanced networking topics, including frame relay, TCP/IP, Internet architecture, ATM, Local Area Networks, routers and switches, voice-over IP, etc. Prior to founding Marnetics, from 1993 to 1997 Mr. Reinschmidt was President of ATLan, a software development company located in Tel Aviv.  He is a lecturer and the author of the Hebrew bestseller Local Area Networks for PC and Compatibles.

                        Moshe Rubin, External Director of the Company since 1999, currently serves as a Financing Consultant for the Jerusalem branch of Pama Car Financing. For 15 years, he operated the Dihatsu car dealership, which he opened in Herzliya.  He has also been involved in the businesses of car parts, accessories, and car maintenance.

                        Dr. Ora Setter, External Director of the Company since November 2002, currently serves also as External Director on the board of directors of Israeli Ligtharege and Supply Ltd. of Ravad Ltd., two publicly traded companies. Dr. Setter has 20 years of experience in performing consulting to a variety of large enterprises in Israel including the major industrial companies and as well as political parties. Dr. Setter established several start-up companies in the area of knowledge management and e-learning. She is an active lecturer in Israel and at international conferences. Dr. Setter has been a lecturer for 10 years at the Business School of Management at Tel Aviv University. Dr. Setter received her doctorate of business from the Business School of Management at Tel Aviv University.

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

                        Changes in the Composition of the Board of Directors during the Year 2003

                        On March 4, 2003, the last director designated by Prime Technology Ventures, Mr. Pekka Roine, resigned.

                        In April 2003 David Sheetrit was appointed as a member of the Company’s Board of Directors.

                        Term and Rights to Designate Board Members

                        The Amended and Restated Articles of Association of the Company provide that each director is elected for a period of one year at the Company’s Annual Meeting of Shareholders and serves until the next such meeting or until his or her successor is duly elected and qualified. Directors may be re-elected annually without limitation.

                         With the exception of the two External Directors (who are paid in accordance with the provisions of the Companies Law, as defined below) and of Mr. Menachem Reinschmidt for his services as Active Chairman (under the Services Agreement with Netlogic Ltd., a company wholly owned by Mr. Reinschmidt), the Company’s directors do not currently receive any compensation for their services as directors. The Company paid Mr. George Balot an attendance fee of $200 for his participation in meetings of the Board of Directors which were held prior to and up until his becoming Acting Chief Financial Officer of the Company.

                          Certain shareholders of the Company have the right to nominate designees for the Company’s Board of Directors. The former Marnetics Ltd. shareholders, who were issued shares of the Company pursuant to a merger agreement between the Company and Marnetics Ltd. consummated on December 20, 2000, agreed that they will vote in favor of certain nominees for Director of the Company as follows: (i) one nominee designated by ECI Telecom Ltd. (“ECI”) in the event that ECI holds 12.5% of the issued and outstanding share capital of the Company, or two nominees in the event that ECI holds 25% of the issued and outstanding share capital of the Company, (ii) one nominee designated by STI Ventures Investments No. 2 B.V. (“STI”), as long as STI holds not less than 5% of the outstanding share capital of the Company, as well as STI can appoint one member as an observer to the Board of Directors of the Company, (iii) one nominee designated collectively by Prime Technology Ventures NV, Docor International BV and Ronchal Investments NV, as long as the Docor Group holds no less than 5% of the outstanding share capital of the Company, and (iv) one nominee designated by Linkware Ltd. (a company under the control of Mr. Reinschmidt) as based on an agreement between the shareholders. To date, STI and ECI have not designated a nominee for the Company’s board and the last director designated by Prime Technology Ventures, Mr. Pekka Roine, resigned on March 4, 2003.

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

                        External Directors

                        Under the Israel Companies Law (the “Companies Law”), public companies are required to elect two external directors who must meet specified standards of independence.  Companies that are registered under the laws of Israel and whose shares are listed for trading on a stock exchange outside of Israel, such as the Company, are defined as public companies and under such definition are subject to the requirement of electing two external directors.  An external director may not have had during the previous two years any economic relationship with the Company.  Controlling shareholders of a company, 50% shareholders, and their relatives or employees cannot serve as external directors.  External directors are elected by shareholders.  No individual shall be appointed as an external director if his other positions or affairs create or are liable to create a conflict of interest with his position as director, or if they are liable to constrain his ability to serve as director.  The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the Company who are present at the meeting.  This minority approval requirement need not be met if the total shareholdings of the non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the Company.  Under the Companies Law, external directors serve for a three-year term, which may be renewed for only one additional three-year term, accordingly, Dr. Ora Setter will serve for a three-year term, or until November 2005.

                        One of our two external directors, Moshe Rubin, was appointed on October 4, 1999 before the adoption of the Companies Law and under the previous Israeli corporate laws.  Pursuant to the provisions of the Companies Law an external director appointed in accordance with the provisions of the former corporate governance law shall be deemed an external director appointed in accordance with the provisions of the Companies Law however the term of appointment shall be for a five-year period therefore Mr. Rubin shall remain in office until October 2004.

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

                        Liability, Indemnification and Exemption of Officers and Directors

                        According to the Companies Law and the Amended and Restated Articles of Association of the Company, the Company may indemnify an office holder against:

•

a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court in respect of an act performed in his capacity as an office holder; and

•

reasonable litigation expenses, including attorneys’ fees expended by such office holder or charged to him by a court, in proceedings the Company institutes against him or instituted on the Company’s behalf or by another person, or in a criminal charge from which he was acquitted, or a criminal charge for which he was convicted, providing such charge does not require proof of criminal intent.

                        These provisions are specifically limited in their scope by the Companies Law which provides that a company may not indemnify an office holder, nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

•	a breach by the office holder of his duty of loyalty, unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his duty of care, if such breach was done intentionally or in disregard of the circumstances of the breach or of the consequences;

•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine levied against the office holder.

                        In addition, pursuant to the Companies Law, approval by the Company’s Audit Committee and the Company’s Board of Directors and, in specified circumstances by the Company’s shareholders, must be obtained for the indemnification of, and procurement of insurance coverage for, the Company’s office holders for the following actions:

•	breach of duty of care owed to the Company or any other person by any office holder;

•

breach of fiduciary duty owed to the Company by any office holder, to the extent that such office holder acted in good faith and had a reasonable basis to assume that the action would not prejudice the Company; and

•	any financial liability imposed on any office holder for the benefit of a third party as a result of any act or omission such office holder committed as an office holder of the Company.

                        As a result of previous shareholders’ resolutions dated March 12, 2004, the Company entered into an indemnification agreement with the officers and directors of the Company and intends to continue entering into an agreement with each new officer and director, subject to shareholder approval. Such agreements contain provisions which endeavor to limit the personal liability of the officers and directors, both to the Company and to its shareholders, for monetary damages resulting from breaches of certain fiduciary duties as directors and officers of the Company. In particular, such agreements provide that the Company will indemnify such individuals to the fullest extent permitted by the Companies Law, as such rights shall from time to time be amended or limited, against all expense, liability, and loss reasonably incurred or suffered by the indemnified as a result of serving as an officer or director or employee of the Company, or any affiliate thereof or any other entity at the request of the Company.

                        Under the Company’s Amended and Restated Articles of Association, the Company may also indemnify its officers and directors for financial obligations imposed on them in favor of a third party by a court judgment, including a compromise judgment or a court-approved arbitrator’s decision, as well as for concomitant reasonable legal expenses, including attorney’s fees, as a result of any claim arising from a wrongful act in the discharge of their duties in their capacity as officers or directors of the Company which could materially adversely affect the business, prospects, financial condition, or results of operations of the Company. (See – Item 8B Significant Changes) regarding providing legal services under a legal services agreement in lieu of obtaining D&O insurance).

                        Consequently, the ability of the Company’s shareholders, including United States shareholders, to recover monetary damages from officers and directors of the Company for certain breaches of their fiduciary duties may be significantly limited.

                        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to officers, directors, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the United States Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable in the United States.

          B.          Compensation

                        The Company’s directors do not currently receive any compensation for their services as directors.  In addition, under the Companies Law, external directors are entitled to annual compensation plus per meeting attendance fee.  The Company currently pays its external directors an annual fee of US $3,100 and per meeting attendance fee of US $200. Every two telephone conference calls are considered one meeting.  Mr. George Balot received a per meeting attendance fee of US $200 until his becoming Active Chief Financial Officer on June 15, 2003. In addition, upon Mr. Balot’s assuming the function of Acting Chief Financial Officer of the Company, he received compensation of $2,000 per month for 70 hours per month of work for the Company from June 15, 2003 until December 31, 2003, and $2,500 per month from January 1, 2004 until March 31, 2004. At a board meeting on June 30, 2004 it was agreed to compensate both for their time and services rendered and expenses, to Mr. Reinschmidt, Mr. Sheetrit and Mr. Balot for their services to the Company for the second quarter of year 2004.

                        It was further discussed at the board meeting on June 30, 2004, the continuation of the compensation and expenses for their services after June 30, 2004 regarding providing services in the negotiations with the potential purchaser in managing the due diligence process, the closing of the transaction, the proxy process and the annual shareholders meeting, as well as any initial steps for liquidation if the negotiations with the potential purchaser do not materialize. (See “Item 8B – Significant Changes.”) The Company will discuss such at the next board meeting and come back to these officers with written proposals for such services.

                        In addition, Mr. Balot had an agreement with the Company to receive a finder’s fee based only on success in selling the Company’s technology and/or finding an appropriate merger partner for the Company. This agreement expired during year 2003.

                         Effective December 2, 2001, Marnetics Ltd. entered into a services agreement with Netlogic Ltd., a company under the control of Menachem Reinschmidt, Chairman of the Board of Directors of the Company, whereby he provides executive managerial and other related services on a non-exclusive basis with respect to the Company, Marnetics Ltd. and any of its affiliated companies, as may be prescribed from time to time by the Board of Directors of Marnetics,

                         The Board of Director after receiving the approval of the Audit Committee approved an Addendum to the Netlogic Ltd. Services Agreement (effective December 2, 2002) for six (6) months, from December 2, 2002 to June 2, 2003. The position of Mr. Reinschmidt during the period with the Company was that of Active Chairman of the Board of Directors. The duties of the Active Chairman, amongst others, includes locating potential companies to enter into partnerships, finding potential mergers and acquisitions, finding investors interested in the Company, selling the Company’s technology and its intellectual property. Mr. Reinschmidt spent 50% of his time with respect to these duties and the compensation for such duties being a monthly gross fee of $5,000 (five thousand dollars) plus Value Added Tax. In addition, the Company provides Mr. Reinschmidt with a leased car and cellular phone for the duration of the extension of the Netlogic Ltd. Services Agreement.

                        A Second Addendum to this Services Agreement effective December 2, 2002, was signed on June 2, 2003 and approved by the shareholders for the additional period through December 31, 2003.

                        The Company with shareholder approval extended the Netlogic Ltd. Services Agreement for an additional period up to March 31, 2004 for the continued rendition of services at two days per week with a monthly compensation of $2,000 with a leased car and a cellular phone. At a board meeting on June 30, 2004 it was agreed to compensate both for their time and services rendered and expenses, to Mr. Reinschmidt, Mr. Sheetrit and Mr. Balot for their services to the Company for the second quarter of year 2004.

                        It was further discussed at the board meeting on June 30, 2004, the continuation of the compensation and expenses for their services after June 30, 2004 regarding providing services in the negotiations with the potential purchaser in managing the due diligence process, the closing of the transaction, the proxy process and the annual shareholders meeting, as well as any initial steps for liquidation if the negotiations with the potential purchaser do not materialize. (See “Item 8B – Significant Changes.”) The Company will discuss such at the next board meeting and come back to these officers with written proposals for such services.

                        In addition, Mr. Reinschmidt is receiving contingent compensation for continued support of the Company’s Legal Proceedings.  (See Item 7B Related Party Transactions - Compensation for Continued Support of Company’s Legal Proceedings.”)

                        Mr. David Sheetrit, Acting Chief Executive Officer of the Company since June 2003, the Chief Operating Officer of the Company between January 2001 and June 2003, and Director of the Company since April 2003, provides services under a Services Agreement and received monthly compensation through December 31, 2003 of $4,000, a leased car and a cellular phone, the same as when he was the Chief Operating Officer of the Company. For the additional period through March 31, 2004 his monthly compensation, based upon two days a week, was reduced to $2,000. At a board meeting on June 30, 2004 it was agreed to compensate both for their time and services rendered and expenses, to Mr. Reinschmidt, Mr. Sheetrit and Mr. Balot for their services to the Company for the second quarter of year 2004.

                        It was further discussed at the board meeting on June 30, 2004, the continuation of the compensation and expenses for their services after June 30, 2004 regarding providing services in the negotiations with the potential purchaser in managing the due diligence process, the closing of the transaction, the proxy process and the annual shareholders meeting, as well as any initial steps for liquidation if the negotiations with the potential purchaser do not materialize. (See “Item 8B – Significant Changes.”) The Company will discuss such at the next board meeting and come back to these officers with written proposals for such services.

                        In addition, Mr. Sheetrit is receiving contingent compensation for the continued support of the Company’s Legal Proceedings. See “Item 7.B. Related Party Transactions –Compensation for Continued Support of Company’s Legal Proceedings”

                        Mr. Ilan Hadar, former CFO, left the Company effective the end of July 2003.

                        Mr. Hanoch Newman, VP Research and Development, provided services to the Company during 2003 at a reduced salary according to 80% of his time. In addition to his salary, he was entitled to receive from sales commission of 8 percent of all sales accomplished through his efforts. Mr. Newman left the Company in June 2003.

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

                        The Company has an audit committee that consists of Ora Setter and Moshe Rubin. George Balot served on the audit committee until his assuming the function of Acting Chief Financial Officer in June 2003. The audit committee examines, for the Board of Directors, the Company’s accounting, reporting and financial control practices.

                        Advisory Committee

                        During year 2002, to further the Company’s progress in both marketing and technology, an Advisory Committee was formed to represent both the technology and the investments made in the Company. It was comprised of the following individuals: Erez Aluf, representing STI Ventures Investments No. 2 B.V., Moshe Kessner, Joshua Piasetzky representing ECI Telecom Ltd, and Michael Schlesinger representing Docor International BV. The Committee, advisory to management in nature, did not have the power of board of director members and has been inactive since August 2002.

          D.          Employees

                        On December 11, 2002 the Board of Directors resolved to authorize management of Marnetics  to structure an Employment Stock Option Plan for the year 2003 and to allocate to employees of Marnetics up to 5 (five) per cent of the issued and outstanding share capital of Marnetics on a fully diluted basis. During year 2003 there was no allocation.

                        As of April 26, 2003 when the Company and its wholly-owned subsidiary, Marnetics Ltd,  decided to lay off the majority of its marketing, sales, research and development employees, the Company had employed approximately 13 persons, of whom six (6)  worked in research and development, two (2) in marketing and sales, and five (5) in general and administrative.

                        The Company maintained the services of certain of its officers in order to implement its operational plan, which reflected the reduction of the company’s activities in the areas of research and development, and marketing and sales. Mr. Reinschmidt, Mr. Sheetrit and Mr. Balot have been serving the Company under services agreements.

                        The Board of Director after receiving the approval of the Audit Committee approved an Addendum to the Netlogic Ltd. Services Agreement (effective December 2, 2002) for six (6) months, from December 2, 2002 to June 2, 2003. The position of Mr. Reinschmidt during the period with the Company was that of Active Chairman of the Board of Directors. The duties of the Active Chairman, amongst others, includes locating potential companies to enter into partnerships, finding potential mergers and acquisitions, finding investors interested in the Company, selling the Company’s technology and its intellectual property. Mr. Reinschmidt spent 50% of his time with respect to these duties and the compensation for such duties being a monthly gross fee of $5,000 (five thousand dollars) plus Value Added Tax. In addition, the Company provides Mr. Reinschmidt with a leased car and cellular phone for the duration of the extension of the Netlogic Ltd. Services Agreement.

                        A Second Addendum to this Services Agreement effective December 2, 2002, was signed on June 2, 2003 and approved by the shareholders for an additional period through December 31, 2003.

                        The Company with shareholder approval extended the Netlogic Ltd. Services Agreement for an additional period up to March 31, 2004 for the continued rendition of services at two days per week with a monthly compensation of $2,000 with a leased car and a cellular phone. (See “Item 7B Related Party Transactions – Netlogic Ltd.”)

                         At a board meeting on June 30, 2004 it was agreed to compensate both for their time and services rendered and expenses, to Mr. Reinschmidt, Mr. Sheetrit and Mr. Balot for their services to the Company for the second quarter of year 2004.

                        It was further discussed at the board meeting on June 30, 2004, the continuation of the compensation and expenses for their services after June 30, 2004 regarding providing services in the negotiations with the potential purchaser in managing the due diligence process, the closing of the transaction, the proxy process and the annual shareholders meeting, as well as any initial steps for liquidation if the negotiations with the potential purchaser do not materialize. (See “Item 8B – Significant Changes.”) The Company will discuss such at the next board meeting and come back to these officers with written proposals for such services.

                        In addition, Mr. Reinschmidt is receiving contingent compensation for continued support of the Company’s Legal Proceedings.  (See Item 7B Related Party Transactions - Compensation for Continued Support of Company’s Legal Proceedings.”)

                        Mr. David Sheetrit, Chief Executive Office of the Company since June 2003, the Chief Operating Officer of the Company between January 2001 and June 2003, and Director of the Company since April 2003, provides services under a Services Agreement and received monthly compensation through December 31, 2003 of $4,000, a leased car and a cellular phone, the same as when he was the Chief Operating Officer of the Company. For the additional period through March 31, 2004 his monthly compensation, based upon two days a week, was reduced to $2,000. At a board meeting on June 30, 2004 it was agreed to compensate both for their time and services rendered and expenses, to Mr. Reinschmidt, Mr. Sheetrit and Mr. Balot for their services to the Company for the second quarter of year 2004. It was further discussed at the board meeting on June 30, 2004, the continuation of the compensation and expenses for their services after June 30, 2004 regarding providing services in the negotiations with the potential purchaser in managing the due diligence process, the closing of the transaction, the proxy process and the annual shareholders meeting, as well as any initial steps for liquidation if the negotiations with the potential purchaser do not materialize. (See “Item 8B – Significant Changes.”) The Company will discuss such at the next board meeting and come back to these officers with written proposals for such services.

                        In addition, Mr. Sheetrit is receiving contingent compensation for the continued support of the Company’s Legal Proceedings. (See “Item 7B Related Party Transactions –Compensation for Continued Support of Company’s Legal Proceedings.”)

                        Mr. Ilan Hadar, former CFO, left the Company effective the end of July 2003.

                        Based on a signed agreement June 22, 2003, effective June 15, 2003 and in effect until December 31, 2003, Mr. George Balot was the Acting Chief Financial Officer of the Company on a part-time basis of $2,000 a month for 70 hours of work, with an additional $45 per hour for every approved hour over that time, and $2,500 a month for the period January 1, 2004 through March 31, 2004. At a board meeting on June 30, 2004 it was agreed to compensate both for their time and services rendered and expenses, to Mr. Reinschmidt, Mr. Sheetrit and Mr. Balot for their services to the Company for the second quarter of year 2004. It was further discussed at the board meeting on June 30, 2004, the continuation of the compensation and expenses for their services after June 30, 2004 regarding providing services in the negotiations with the potential purchaser in managing the due diligence process, the closing of the transaction, the proxy process and the annual shareholders meeting, as well as any initial steps for liquidation if the negotiations with the potential purchaser do not materialize. (See “Item 8B – Significant Changes.”) The Company will discuss such at the next board meeting and come back to these officers with written proposals for such services.

                        Mr. Hanoch Newman, VP Research and Development, provided services to the Company during 2003 at a reduced salary. In addition to his salary, he was entitled to receive sales commission of 8 percent of all sales accomplished through his efforts. Mr. Newman left the Company in June 2003.

                        Israeli law, as well as collective bargaining agreements and orders of the Israeli Ministry of Labor and Welfare, contain provisions regarding conditions of employment, including, among other things, the length of the workday, minimum wages, insurance for work-related accidents, the determination of severance pay, and adjustments of wages in accordance with inflation.  The Company generally provides its employees with benefits and working conditions at or above the required minimums.  Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration.  Since January 1, 1995, such amounts have included payments for national health insurance.  The payments to the National Insurance Institute are approximately 14.6% of wages, of which 4.9% are contributed by the Company pursuant to Israeli law requirements, and the rest, 9.7%, by the employee.

                        Most of the Company’s employees were insured through a Managers’ Insurance Policy, which offers a combination of pension plans, insurance in cases of death and injury, and retirement and severance pay benefits.  An amount equal to 5% of an employee’s gross salary is contributed to the Managers’ Insurance Policy by the Company and an additional 5% by the employee.  Another component of up to 2.5% paid by the Company covers insurance for damages sustained by employees due to loss of work capability.  An additional amount equal to 8.3% is funded by the Company to cover severance liability.

                        In addition, most of the Company’s employees had been provided with an Educational Fund Savings Plan pursuant to which the Company contributes an amount equal to 7.5% of the employee’s salary and the employee contributes an amount equal to 2.5% of his salary.

                        Obligations of the Company resulting from the termination of employer-employee relationships are primarily accounted for through allocations made on behalf of the employees to various compensation funds, pension funds, and insurance companies within the framework of Managers’ Insurance Policies and the Mivtahim Pension Fund,

                        The wages of most of the Company’s employees were linked to changes of the Israeli standard of living price index (CPI) as determined by the Israeli Bureau of Statistics.

                        The total overhead expenses for wages in Israel are usually, approximately 30%.

                        As of December 31, 2003, the Company had no outstanding loans to employees and officers of the Company except to Mr. Dov Strikovsky, former the President, Chairman and CEO, who is no longer employed by the Company but is a significant shareholder of the Company.  (See “Item 7B-Related Party Transactions.”)

          E.          Share Ownership

                        See Item 7: “Major Shareholders and Related Party Transactions.”

                        Stock Option Plan

                        In connection with the June 1, 2000 share exchange agreement (“the agreement”) signed between the Company and Marnetics, the Board of Directors of the Company adopted an unwritten Option Plan (the “Option Plan”).  The Option Plan provides for the grant of options to purchase up to an aggregate of 1,000,000 Ordinary Shares to directors, key employees and consultants of the Company. The Board of Directors of the Company will determine the terms of the grants. Under the Option Plan, the Company granted, to a company under the control of Dov Strikovsky, a major shareholder and former CEO and chairman of the board of the Company, 400,000 fully vested options to purchase shares at the exercise price of $3. With respect to these options non-cash compensation expenses totaling $2,000,000 were recorded and charged to earnings in accordance with APB 25 “Accounting for Stock Issued to Employees”.

                        The Company’s board of directors adopted a written stock option plan in its meeting of June 17, 2001. As of December 31, 2003, 187,221 options are allocated to employees. In addition, former employees of Stav, have been allocated 157,143 options, which are fully vested.

                        On December 11, 2002 the Board of Directors resolved to authorize management of Marnetics  to structure an Employment Stock Option Plan for the year 2003 and to allocate to employees of Marnetics up to 5 (five) per cent of the issued and outstanding share capital of Marnetics on a fully diluted basis. During year 2003 there was no allocation.

Item   7.          Major Shareholders and Related Party Transactions

          A.           Major Shareholders

                        The following table identifies, as of February 2, 2004, certain information with respect to the beneficial ownership of securities of the Company of each person or entity by the Company to be the beneficial owner of five percent (5%) or more of the Ordinary Shares of the Company:

Name and Address of Beneficial Owner	Number		Percent(1)

Linkware Ltd. 3 Hadror Street P.O. Box 73 Hod Hasharon 45100 Israel	1,740,575	(2)	18.77%

Dov Strikovsky 83 Akiva Street Ra’anana, Israel	985,714	(3)	10.63%

ECI Telecommunications Ltd. 34 Hasivim Street Kiryat Aryeh Industrial Park Petach Tikva Israel	1,187,439		12.81%

STI Ventures Investments No. 2 B.V Hullenbergweg 379 1101 Cr. Amsterdam Zuide – Oost The Netherlands	1,180,907		12.74%

Prime Technology Ventures NV Stroombaan 6-8 1181 VX Amstelveen, The Netherlands	630,550		6.80%

(1)

The number of shares beneficially owned is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days after February 2, 2004, through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares such power with his or her spouse, with respect to all shares of capital stock listed as owned by such person or entity. The calculation hereunder does not take into account (i) an unallocated pool of 648,759 options and (ii) 17,125 un-vested options granted to employees.

Based on 7,362,390 Ordinary Shares outstanding as of February 2, 2004 and 1,964,113 options, which are presently or will become exercisable within 60 days.

(2)

Includes 302,266 shares that may be acquired by Linkware Ltd. pursuant to options that are presently or will become exercisable within 60 days at an exercise price of par value per share. Mr. Menachem, Reinschmidt, major shareholder and Active Chairman of the Board of Directors of the Company, is a controlling shareholder of Linkware Ltd.

(3)

Includes 550,000 shares that may be acquired pursuant to options with an exercise price of $3.00 per share, which are presently or will become exercisable within 60 days by O.S.I. Limited, which is controlled by a trust, the beneficiaries of which are family members of Dov Strikovsky.

          As of February 2, 2004, 1,008,809 Ordinary Shares of the Company were held of record in the United States. Such Ordinary Shares were held by five (5) record holders and represented 13.7% of the total Ordinary Shares then outstanding (10.1% on fully diluted basis). On February 2, 2004, 6,353,581 of the Ordinary Shares were held of record outside of the United States. Such shares were held by seventeen (17) Record holders and represented 86.3% (89.9% on a fully diluted basis) of the total Ordinary Shares outstanding. Since brokers or other nominees held 927,546 of these Ordinary Shares, the number of record holders in the United States may not be representative of the number of beneficial holders or where the beneficial holders are resident.

          The following table sets forth certain information as of February 2, 2004, with respect to the beneficial ownership of shares of Ordinary Shares by each of the Company’s directors and executive officers, individually, and the directors and executive officers of the Company as a group, assuming conversion of all convertible debt or preferred stock and exercise of all warrants and stock options by such person and only by such person

	Amount and Nature of Beneficial Ownership(1)

Name of Beneficial Owner	Number of Shares		Percent of Class(2)

Menachem Reinschmidt, Director and CEO	1,740,575	(3)	18.7%

Moshe Rubin, External Director	--		--

David Sheetrit, Director and CEO*	34,375	(4)	*

All Officers and Directors as a Group

(2 individuals)	1,774,950		19.03%

*Less than 1%

(1)

The number of shares beneficially owned is determined under rules promulgated by the Securities and Exchange Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares that the individual has the right to acquire within 60 days after February 2, 2004, through the exercise of any stock option or other right. The inclusion herein of such shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of such shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power, or shares such power with his or her spouse, with respect to all shares of capital stock listed as owned by such person or entity. The calculation hereunder does not take into account (i) an unallocated pool of 648,759 options and (ii) 17,125 un-vested options granted to employees.

(2)	Based on in 7,362,390 Ordinary Shares outstanding as of February 2, 2004 and 1,964,113 options, which are presently or will become exercisable within 60 days.

(3)

Menachem Reinschmidt is a controlling shareholder of Linkware Ltd. and, as such, has the ability to control the voting and disposition of the securities owned by such company. Mr. Reinschmidt disclaims beneficial ownership of such shares. Includes 302,266 shares that may be acquired pursuant to options, which are presently or will become exercisable within 60 days by Linkware Ltd. at an exercise price of par value per share.

(4)

Includes 34,375 shares that may be acquired pursuant to options, which are presently or will become exercisable within 60 days. Mr. Sheetrit has an option to acquire 2% of Linkware Ltd.,out of which 1% are presently or will become exercisable within 60 days after February 2, 2004.

B.	Related Party Transactions

                      Sale of Electrical Business

                      Effective March 2001 the Company sold to Idan Millenium Investments and Assets Ltd. (“IDAN’), a company under the control of Dov Strikovsky, a major shareholder and former President, Chairman and CEO of the Company, all the fixed assets, inventories, other assets and liabilities and related goodwill, in the amount of an appraised value of $2,000,000, relating to the electrical operations for a consideration of $597,000. The consideration is payable in 25 monthly installments of $24,000 commencing February 1, 2002. In May 2002 the Company signed an addendum with IDAN to change the terms of payments to such that the first 11 installment will be reduced to $7,000 each and the remaining 14 installments will be of $37,000. The Company, considering the collectibility probability, decided to establish an allowance on the amount not yet collected. During years 2002 $71,000 was repaid on the account of the sale consideration. In year 2004 Mr. Strikovsky is involved in legal proceedings leading towards his filing for bankruptcy. If adjudged bankrupt, this will have a direct negative impact on the ability of the Company to collect the amounts due from him. See “Item 8B – Significant Changes.”

                      Speedwise Technologies Ltd.

                      In April 2001, Marnetics Ltd. entered into a software license agreement with Speedwise Technologies Ltd., a company in which Marnetics Ltd. currently owns 14.7% interest, that has ceased business operations.  See “Item 4B – Licensing Arrangements.”

                      In July 2001, Marnetics Ltd. entered into an OEM agreement with Speedwise Technologies Ltd. Income of $9,000 was earned from Speedwise during year 2002. See “Item 4B – Customers and Distributors.”  The OEM agreement was since cancelled.

                      Until September 2000 the Company held 33.6% of the outstanding shares of Speedwise Technologies Ltd (“Speedwise”). In September 2000, Speedwise issued shares to a third party resulting in a decrease in the Company’s holdings to 19.19% and during February 2001 additional shares were issued to third parties resulting in a further dilution to 14.73%. In October 2002 Speedwise sold its assets and intellectual property to a third party in consideration of cash and shares. Since then Speedwise has ceased operations but still owns the shares of the third party. Based on the consideration received by Speedwise, the Company assessed the recoverable amount of its investment in Speedwise at $60,000 and recorded an impairment charge of $522,000.  For the year ended December 31, 2003 the Company, accepting a conservative approach, decided to write-off the remaining $60,000 value of its investment in Speedwise when it became apparent that the near-term ability to recover the assessed value of their third party shares was dependent upon uncertainties and contingencies. Any future income resulting from these shares will be recorded in the year in which monies are actually received.

                      Netlogic Ltd.

                      The Board of Director after receiving the approval of the Audit Committee approved an Addendum to the Netlogic Ltd. Services Agreement (effective December 2, 2002) for six (6) months, from December 2, 2002 to June 2, 2003. The position of Mr. Reinschmidt during the period with the Company was that of Active Chairman of the Board of Directors. The duties of the Active Chairman, amongst others, includes locating potential companies to enter into partnerships, finding potential mergers and acquisitions, finding investors interested in the Company, selling the Company’s technology and its intellectual property. Mr. Reinschmidt spent 50% of his time with respect to these duties and the compensation for such duties being a monthly gross fee of $5,000 (five thousand dollars) plus Value Added Tax. In addition, the Company provides Mr. Reinschmidt with a leased car and cellular phone for the duration of the extension of the Netlogic Ltd. Services Agreement.

                      A Second Addendum to this Services Agreement effective December 2, 2002, was signed on June 2, 2003 and approved by the shareholders for an additional period through December 31, 2003.

                      The Company with shareholder approval extended the Netlogic Ltd. Services Agreement for an additional period up to March 31, 2004 for the continued rendition of services at two days per week with a monthly compensation of $2,000 with a leased car and a cellular phone.

                      At a board meeting on June 30, 2004 it was agreed to compensate both for their time and services rendered and expenses, to Mr. Reinschmidt, Mr. Sheetrit and Mr. Balot for their services to the Company for the second quarter of year 2004.

                      It was further discussed at the board meeting on June 30, 2004, the continuation of the compensation and expenses for their services after June 30, 2004 regarding providing services in the negotiations with the potential purchaser in managing the due diligence process, the closing of the transaction, the proxy process and the annual shareholders meeting, as well as any initial steps for liquidation if the negotiations with the potential purchaser do not materialize. (See “Item 8B – Significant Changes.”) The Company will discuss such at the next board meeting and come back to these officers with written proposals for such services.

                      Compensation for Continued Support of Company’s Legal Proceedings

                      In light of the Company’s need for the continued support and involvement of its officers and directors in the legal proceedings which the Company and its subsidiary, Marnetics Ltd., have initiated against the Municipality of Hod Hashron, as well as against Dov Strikovsky and others (see “Legal Proceedings” below), the Company decided, with shareholder approval, considering it’s limited financial resources, to secure the continued involvement and support of Messrs. Menachem Reinschmidt, Chairman of the Board and David Sheetrit, director and acting Chief Executive Officer of the Company following March 31, 2004 by payment to each of Messrs. Reinschmidt and Sheetrit of 9% of any amounts awarded to the Company and/or its subsidiary, Marnetics Ltd., regarding these legal proceedings against the Municipality of Hod Hasharon.

                      The Company considers Messrs. Reinschmidt and Sheetrit’s continued support and involvement in the above legal proceedings, in light of the extent of their previous involvement, to be a pivotal factor in the Company’s ability to prevail in such proceedings, and therefore to be in the best interests of the Company and its shareholders. The Company believes that the contingent form of payment for such services, concluded in negotiations with Messrs. Reinschmidt and Sheetrit, is appropriate in light of the Company’s limited financial capabilities and prospects.

                      Inter Company Loan Agreement

                      During September 2002 the Company signed a loan agreement with Marnetics Ltd, a fully owned subsidiary, whereby Marnetics Ltd made available to the Company a secured loan of up to $500,000. The principle of the loan is linked to the changes in the Israeli CPI. The interest was set to 4% annually. The loan will be paid until December 31, 2005. In order to secure the repayment of the loan, the Company agreed to pledge in favor of Marnetics Ltd. the amounts that will be collected from the account of the “Loans to Significant Shareholder and Former Director and Officer” in the amount of $1,228,000.

                      Combination Transaction

                      Effective December 31, 2000, Stav Electrical Systems (1994) Ltd. acquired Marnetics Ltd. pursuant to the terms of that certain share exchange agreement among the Company, Marnetics Ltd. and the security holders of Marnetics Ltd.  Upon the closing of that transaction, certain entities and individuals affiliated with the Company, including Dov Strikovsky, a principal shareholder and former President, Chairman and Chief Executive Officer of the Company and entities affiliated with Mr. Strikovsky, received options to purchase up to 400,000 Ordinary Shares of the Company.

                      Assignment of Bank Debt

                      On May 9, 2001, an agreement was signed between the Company and Bank Hapoalim Ltd. (“Bank”) with respect to the Company’s debt to the Bank in the amount of $3,127,000 (the “Debt”). In accordance with the agreement with the Bank, the Bank agreed to release the Company from its obligation to repay the Debt and to cancel the floating charge and liens registered in favor of the Bank on properties of the Company provided that, by May 31, 2001, the Company pay $954,000 to the Bank on account of the Debt (the “Repaid Amount”), and in addition, the Company assign to the Bank all its rights with respect to the debt of the Municipality of Hod Hasharon to the Company in the amount of $2,173,000. The Company paid the $954,000 and made the assignment in the aforesaid amount in May 2001.

                      In addition, the Company provided the Bank with a guarantee of up to $716,000, which decreases in the ratio of NIS 1:2 paid on account of the outstanding debt of Hod Hasharon which has been assigned to the Bank. To date, Hod Hashron has not made any re-payment on account of the debt, and therefore the guarantee has not decreased to date. According to the terms of the agreement with the Bank, following November 30, 2002, the Bank is entitled to exercise the outstanding amount of the guarantee. As the guarantee has not decreased, the Company decided to record an allowance in the financial records for the entire amount of the guarantee.

                      The Company has informed the Bank that, following prolonged negotiations, the Municipality of Hod Hasharon stated its position that it is not obligated towards the Company and that it retains all rights in the matter, and that further has claims against the Company amounting to some NIS 4 Million (approximately $900,000). In light of the position taken by counsel to the Municipality, the Company informed the Bank that bringing legal action is unavoidable, and that in the opinion of the Company remains the only course of action that may result in the recovery of the funds due to it.

                      In light of the current relationship between the Company and Mr. Strikovsky, the Company was of the opinion that the suit brought against the Municipality of Hod Hasharon should be based upon the letter by the head of the Municipality’s Engineering Department approving the assignment of the debt to the Bank and confirming the debt towards the Company.

                      Therefore, the Company was of the opinion that it would be proper that the Bank join the Company in bringing such suit and share in its expense. The Bank has yet to formally respond to the Company’s suggestion, although it has learned from counsel to the Bank that it is reluctant to join the suit, but may be willing to share some of the expenses involved. The Company is of the opinion that the Bank’s position is detrimental to the Company’s efforts.

                      On November 20 2003, the Company’s subsidiary, Marnetics Ltd., filed suit against the Municipality of Hod Hasharon and its then head of the Engineering Department, in the sum of NIS 10,000,000 (approximately $2.2 million). On March 2004, the Municipality of Hod Hasharon filed a counterclaim for NIS 4.48 million for payment in excess of work and services provided. (See “Item 8A - Legal Proceedings.”)

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

                      2.   In connection with the Stav/Marnetics transaction and pursuant to an amendment to the share exchange agreement, Mr. Strikovsky granted an indemnification to the former shareholders of Marnetics Ltd. against certain losses or damages related to the Electrical Business and had deposited 300,000 shares of the Company held by him in escrow as security for his indemnification obligations.

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

                      4.   The Company and Mr. Strikovsky were named as a defendant in a claim for specific performance of an agreement allegedly entered into by the Company and the plaintiff, Ananda Capital Partners, Inc., in April 1999 (the “Agreement”) as well as damages as a result of a breach of the agreement. On July 2, 2001, due to the fact that no defense and/or reply were provided by the Company or Mr. Strikovsky, judgment was entered against the Company and Mr. Strikovsky in the amount of $725,000. On December 5, 2001, Mr. Strikovsky gave an undertaking to indemnify the Company for all legal expenses and court costs arising out or in connection with this claim. On February 7, 2002 the Company filed a motion to vacate the judgment and on February 27, 2002 the court rejected the motion. The Company filed an appeal on the court decision which was accepted by the Supreme Court of the State New York with instructions to allow evidentiary hearing. The hearing was held on May 22, 2003 and the Company is awaiting the court’s decision. The plaintiff proposed to settle the suit for $250,000 and while the Company was willing to further negotiate a substantially lower amount, in light of the plaintiff’s position the Company decided to reject the proposal. In 2001 the Company has established an allowance in the amount of $750,000 to provide for its possible exposure. In light of those developments the Company decreased the allowance by $500,000 to $250,000 which, in light of the judgment against the Company and the settlement offer proposed, represents a conservative estimate of the probable exposure. (See “Item 8A (1) – Financial Information -Legal Proceedings.”)

                      Loans to Significant Shareholder and Former Director and CEO

                      The Company had, from time-to-time, made loans to Dov Strikovsky during the period of time he was Chairman of the Board of Directors, President, and Chief Executive Officer of the Company.  At December 31, 1997, 1998, and 1999 the amount of such loans outstanding was US $1,151,000, US $1,443,000 and US $1,570,000 respectively.  Such loans did not bear interest through December 31, 1997.  (Such loans currently linked to the Israeli Consumer Price Index and bear interest at the rate per annum equal to LIBOR plus 2%.)  In addition, during 1999 and 2000, the Company inadvertently made excess advances to Mr. Strikovsky.  Upon discovery of this error, Mr. Strikovsky repaid to the Company the amount of such excess advances.

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

                      Mr. Strikovsky did not make further payments towards this loan. The balance due of the loan is $138,000. The Company notified Mr. Strikovsky of its default and is involved in ongoing legal efforts aimed at collecting amounts due from Mr. Strikovsky and the companies under his control. In year 2004 Mr. Strikovsky is involved in legal proceedings that can lead to his filing for bankruptcy which will have a direct negative impact on the ability of the Company to collect the amounts due from him.

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

                      In year 2004 Mr. Strikovsky is involved in legal proceedings leading towards his filing for bankruptcy. If adjudged bankrupt, this will have a direct negative impact on the ability of the Company to collect the amounts due from him.

          C.        Interests of Experts and Counsel

                      Not Applicable

Item   8.       Financial Information

          A.       Financial Information

                      See “Item 18-Financial Statements”.

                      Legal Proceedings

          1.         The Company and Mr. Strikovsky were named as defendants in a claim for damages and specific performance of an agreement allegedly entered into by the Company and the plaintiff, Ananda Capital Partners, Inc., in April 1999 (the “Agreement”). On July 2, 2001, due to the fact that no defense and/or reply were provided by the Company or Strikovsky, judgment was entered against the Company and Strikovsky in the amount of $725,000. On February 7, 2002, both the Company and Strikovsky filed a motion to vacate the judgment, and on February 27, 2002, the court rejected the motion. The Company filed an appeal that was accepted by the Supreme Court of the State New York with instructions to allow an evidentiary hearing in regard to the defendants claim that the default judgment was entered without proper service of process. The hearing was held on May 22, 2003, but the court has not yet entered its decision. The plaintiff proposed to settle the suit for $250,000, and while the Company was willing to further negotiate a substantially lower amount, in light of the plaintiff’s position, the Company decided to reject the proposal. In 2001 the Company established an allowance in the amount of $750,000 to provide for its possible exposure. In light of subsequent developments, the Company decreased the allowance by $500,000 to $250,000, which, in light of the judgment against the Company and the settlement offer proposed, represents a conservative estimate of the probable exposure.

                      During June 2002, the plaintiff filed a request of enforcement with the District Court of Tel Aviv, Israel, asking the court to enforce the judgment against the Company and Mr. Dov Strikovsky in the amount of $725,000, in Israel.

                      The Company filed the appropriate papers to bring an appeal to the rejection of the motion to vacate the judgment, in July 2002.

                      On September 10, 2002, the District Court of Tel Aviv, Israel agreed to grant the Company an extension of thirty days to file its motion to contest the enforcement of the judgment from the date of the Israeli Court’s decision regarding the motion to dismiss the enforcement of judgment claim. The Court later denied the Company’s motion. In light of the proceedings conducted in this matter in the United States, a hearing as to the substance of the claims has not yet been held, and Company and opposing counsel have agreed, from time to time, to postpone the date of such hearing. Currently, a hearing in the case is scheduled for January 9, 2005.

          2.         On September 10 2003, the Company filed suit against Mr. Strikovsky and others in the sum of NIS 3,193,743 (approximately $700,000) due to default under loans extended to Mr. Strikovsky by the Company, as well as other debts related to the sale of its electrical business to companyies under Mr. Strikovsky’s control. On December 4, 2003, the Company was able to obtain a court order for the seizure of certain notes credited to the defendants by the Municipality of Hod Hasharon.

                      In year 2004 Mr. Strikovsky is involved in legal proceedings leading towards his filing for bankruptcy. If adjudged bankrupt, this will have a direct negative impact on the ability of the Company to collect the amounts due from him. There is scheduled on July 14, 2004, a hearing in court for the protection of the creditors of Mr. Strikovsky.

          3.         On May 9, 2001 an agreement was signed between the Company and Bank Hapoalim, Ltd. with respect to the Company’s debt to the Bank in the amount of $3,127,000. (See “Item7B - Related Party Transactions - Assignment of Bank Debt.”)

                      After the consummation of the Bank Agreement, the Company was informed that the municipality of Hod Hasharon is delaying the payments due to the Bank. As a consequence the Company is carrying out negotiations with the municipality of Hod Hasharon for the repayment of the debt including interest accrued thereon. The legal advisor of the Company in a letter dated June 6, 2002 wrote that the present negotiations by the lawyers of the Company with the lawyers representing the municipality of Hod Hasharon can be considered to be legal procedures and that the guarantee can be considered extended under the Bank agreement until November 30, 2002. Since then the Bank has extended its agreement to withhold proceedings, which has lapsed in May 2003.

                      On November 20 2003, the Company’s subsidiary, Marnetics Ltd., filed suit against the Municipality of Hod Hasharon and its then head of the Engineering Department, in the sum of NIS 10,000,000 (approximately $2.2 million) (for court fee purposes), claiming that the negligence of and/or misrepresentations made by the Municipality at the time of the reverse merger transaction between the Company and Marnetics Ltd., in regard to the Municipality’s debt towards the Company, caused Marnetics Ltd. damages of some NIS 24,000,000 (approximately $5.33 million) between the years 2000 and 2002. On March 2004, the Municipality of Hod Hasharon filed a counterclaim for NIS 4.48 million for payment in excess of work and services provided.

          4.         On December 4, 2001, Mr. Menachem Reinschmidt, the Active Chairman of the Board of Directors of the Company, received two letters from Advocate Yori Nehushtan on behalf of two shareholders of the Company, Messrs. Yossi Tessler and Lavi Krasni. The letters raised the allegation that the Company’s Proxy Statement filed on November 17, 2000, contained false representations regarding the Company’s technology. Mr. Reinschmidt and the Company contend that no false representations were given, that such representations were given subject to various risk factors clearly detailed in the Company’s Proxy Statement, and that in any event, such representations are protected under the “safe harbor” provisions of the Securities and Exchange Act of 1934 as forward looking statements under United States securities laws. On September 14, 2001, the shareholders of Marnetics Ltd. approved a resolution to indemnify Mr. Reinschmidt in respect to the demand letter sent by Advocate Yori Nehustan on behalf of Yossi Tessler and Lavie Krasni, in accordance with the provisions and limitations set out in the Israeli Companies Law.

          5.         During March 2003, the Company received letters from the lawyers of Marot Imaging Israel Ltd., the Israeli representative of Getty Images, Inc. that pictures from GETTYIMAGES were incorporated into the Company’s internet site without obtaining the copyright permission of the owner. The Company denied responsibility for the alleged infringement, as the builder of the site retained by the Company was responsible for the incorporation of the images into the site. Upon notification that the images may be infringing rights of third party’s, the Company ceased to use the pictures in question and has so notified the agent of Getty Images. Although Marot Imaging has offered to settle the matter the Company at this time has decided not to accept the settlement offer. To date no action has been filed with the courts by Marot in this matter.

          6.         During year 2002, the Company resolved an issue with the Israel Airports Authority regarding previous agreements made with the former CEO of the Company whereby the Company had issued in the past a guarantee to provide electrical work to the Israel Airports Authority.

                      On November 24, 1997 the Company under the previous name Stav Electrical Systems(1994) Ltd signed an agreement to perform services for the Israel Airports Authority and provided a guarantee to perform the services under the agreement. On January 21, 2001a further agreement was signed regarding changes and additions to such services to be performed. The Company, under its previous name, requested that Stav Lighting Manufacturer Electric Services (Company no. 51-1108128) and Stav Electric Works Ltd. (Company no. 51-1065880) perform the services and manage the work for the Company.

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

          7.         The Company had an outstanding debt of approximately $28,000 to the law firm of Ohernstein & Brown for legal services rendered to the Company in connection with its defense of the Ananda Capital Partners Inc. lawsuit. The debt was settled in full by payment of $14,000 in June 2004. Ohernstein & Brown has signed a release of claim against the company, but no longer represents the Company in regard to the Ananada Capital Partners Inc. law suit.

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

          B.         Significant Changes

                      As of April 26, 2003, the Company decided to lay off the majority of the employees of the Company and those of its wholly-owned subsidiary, Marnetics Ltd. in the areas of marketing, sales and research and development The remaining employees are in the area of administration and are being compensated until end of June 2004. It was further discussed at the board meeting on June 30, 2004, the continuation of the compensation and expenses for their services after June 30, 2004 regarding providing services in the negotiations with the potential purchaser in managing the due diligence process, the closing of the transaction, the proxy process and the annual shareholders meeting, as well as any initial steps for liquidation if the negotiations with the potential purchaser do not materialize. The Company will discuss such at the next board meeting and come back to these officers with written proposals for such services.

                      At the annual shareholders meeting on March 12, 2004, the Company’s operational plan for the year 2004 was approved. It made provision for steps to begin liquidation of the Company. (See “Item 8B – Significant Changes.”) It is currently examining the possibility of terminating the registration of its ordinary shares under the Securities Exchange Act of 1934, hence ceasing its reporting obligations to the Securities Exchange Commission. The Company has been in on-going serious discussions throughout the second quarter of year 2004 with a with a third party acquirer interested in purchasing a controlling share in the Company. (See “Item 8B – Significant Changes.”) There can be no assurance that the potential investor will agree to purchase a controlling share in the Company or that the conditions to closing of such transaction (which will require shareholder approval) will be obtained.

                      The Company will make the required notifications and filings in accordance with the course of action that it shall adopt. It should be noted that if the Company will terminate the registration of its ordinary shares, certain information regarding the Company would no longer be available nor would it continue to be in its current form. Nevertheless, if registration is terminated, the Company will continue to be a public company under the Israeli Companies Law, and as such would still be required to prepare annual financial statements, have External Directors serving on its Board and Audit Committee, and all other requirements as detailed under the Companies’s Law regarding public companies.

THE COMPANY’S OPERATIONAL PLAN FOR THE YEAR 2004

Following is a summary of the Company’s Operational Plan for the year 2004:

1.     Finalize the sale of Marnetics Ltd. to Magal Ltd., or find an alternate purchaser if the proposed transaction with Magal Ltd. is not consummated. Since the operational plan was approved, the transaction was not consummated due to a failure to come to agreement in the negotiations.

2.     If no agreement for the sale of Marnetics Ltd. is consummated, to seek a purchaser for all of Marnetics Ltd.’s Intellectual Property (technology) as well as for the sale of the Company’s fixed assets not in use.

3.     Actively seek a purchaser for the shares of the Company who will bring new business to the Company, or who seeks an investment in the Company. The Company is currently considering an offer for the acquisition of a controlling interest in the Company by a third party which, if consummated, will result in such third party having a effective control of the Company. The proposal the Company is considering has been made along the guidelines detailed below, and if the negotiations are completed, consummation of the transaction will be subject to the receipt of all necessary approvals, including shareholder approval. In addition, the execution of the contemplated transaction will dependent upon the settlement and/or disposition of the proceedings involving Bank Hapoalim and Ananda Capital Partners Inc., to the satisfaction of the third party acquirer.

         The guidelines for the proposed transaction are as follows: (a) a cash investment in the Company of $300,000 against issuance of shares according to a post-money valuation of $500,000; (b) continuing legal proceedings initiated by the Company and its subsidiary Marnetics Ltd. against the Municipality of Hod Hasharon and Mr. Strikovsky, with all funds recovered in such proceedings going to the benefit of the current shareholders of the Company.

4.     File notice with the Securities and Exchange Commission (SEC) in order to enable the Company to cease SEC filings and reporting.

5.     Legal proceedings:

•	Continue supporting the legal proceedings currently in progress against Mr. Dov Strikovsky and companies controlled by him, as well as those against the Municipality of Hod Hasaharon;
•

Continue defense in legal proceedings initiated against the Company, including those that have been threatened, Ananda Capital Partners Inc., or may be possibly initiated, Bank Hapoalim and/or the Municipality of Hod Hasharon..

6.     Maintain bookkeeping, budgeting and the reporting of results.

7.     Provide financial management for the maximization of yields on funds invested.

8.     If a purchaser for the Company is not found prior to March 31, 2004, then to begin steps towards liquidation of the Company. For the year 2004, the Company forecasts the following utilization of its estimated cash balance of $230,000 as follows:

	Q1 2004	Q2-Q4 2004

Director fees	14,000	-

Salaries	24,000	6,000

Legal fees	50,000	45,000

Filing costs and related expenses	15,000	-

Outstanding taxes	-	64,000

Other	10,000	2,000

Total	113,000	117,000

                      Potential Purchaser of the Company

                      The Company is in negotiations with a third party acquirer interested in purchasing a controlling share in the Company, including Marnetics Ltd and its intellectual property. This would possibly bring a new direction to the Company. The Company is considering the proposal, which may be different to the Company’s Operational Plan for the Year 2004 (See Item 8B – Significant Changes.”) In addition, the execution of the contemplated transaction will be dependent upon the settlement and/or disposition of various legal proceedings the Company is involved in, to the satisfaction of the third party acquirer. There can be no assurance that the potential investor will agree to purchase a controlling share in the Company or that the conditions to closing of such transaction (which will require shareholder approval) will be obtained.

                      Reduction of Marnetics Business and Research and Development Activities

                      As of April 26, 2003, the Company decided to lay off the majority of the employees of the Company and its wholly-owned subsidiary, Marnetics Ltd. in the areas of marketing, sales and research and development. The Company maintained the services of certain of its officers in order to implement its operational plan, which reflected the reduction of the company’s activities in the areas of research and development, and marketing and sales.

                      Approval of the Principles for the Sale of Marnetics Ltd.

                      The Board of Directors proposed to sell its wholly-owned subsidiary, Marnetics Ltd. (the “Subsidiary”), which has operated the core business of the Company in developing and marketing network capacity enhancement and network information analysis solutions for IP networks, to Magal Ltd. (“Magal”), a holding company of a group of leading Israeli companies in the field of data communications and infrastructure (the “Transaction”).

                      The Company received shareholder approval for the transaction in March 2004 but to date the negotiations have not been consummated.

                      The main principles of the proposed sale of Marnetics Ltd. to Magal, for which the Company sought shareholder approval, were as follows:

•	The Company would sell to Magal its holdings in Marnetics Ltd., constituting the entire issued and outstanding share capital of the Subsidiary (the “Sale”).

•

Prior to the Sale, certain assets recorded in the books of Marnetics Ltd. would be transferred to the Company for no consideration, which are mainly cash and cash equivalents, its holdings in Speedwise Ltd., and other fixed assets which would enable the Company to continue its operations as proposed after consummation of the Transaction. The remaining assets of the Subsidiary would be, mainly, all its intellectual property rights in and to the technology it has developed (the “Technology”) and certain of the fixed assets related thereto.

•

Upon consummation of the Sale, Magal would assign to Marnetics Ltd. its exclusive rights to distribute and maintain 3Com Corporation’s (“3Com”) Faxport for workgroup (version 8.0) and WINport (version 8.0) software, as well as the worldwide exclusive right to use 3com’s distribution and service basis related to such software. In addition, Magal would assign to Marnetics Ltd. all the original source code, as well as source code developed in Israel.

•	Upon consummation of the Sale, Marnetics Ltd. would waive repayment of the Company’s entire outstanding debt towards Marnetics Ltd. (approximately $2.2 million as of December 31, 2003).

•

Any monies received by Marnetics Ltd. subsequent to the sale to Magal, as a consequence of the lawsuit against the Municipality of Hod Hasharon, would be considered to be the property of the former owners of Marnetics Ltd. and would be transferred to the Company immediately upon receipt by Marnetics.

•	In consideration for its holdings in Marnetics Ltd., the Company would receive from Magal:

•

Royalty fee payments equaling 5.5% of Marnetics Ltd.’s annual sales of products developed by Marnetics Ltd. prior to the Sale, and derivatives thereof, for a period of 5 years following the Sale (the “Royalties”);

	•	25% of the actual amounts saved by Marnetics Ltd. in income taxes, due to Marnetics’recorded deductible losses prior to the Sale, which are realized within 10 years of the Sale;

•

10% of the consideration (in cash or securities) resulting from the sale, merger or IPO (Initial Public Offering) of Marnetics Ltd. or one of its parent companies, if occurring within 6 years following the Sale.

•

If the Royalties actually received by the Company do not total $10,000 or more by the end of  two years from the date of the Sale, the Company would have the joint, non-exclusive, but unlimited right to use the Technology for its own benefit.

                          The Transaction included several conditions to closing, chiefly, the completion of a due diligence examination of the Subsidiary by Magal, and the Company’s obtaining all the necessary consents, waivers and approvals required by law or otherwise to effect the Transaction, including that of the Office of the Chief Scientist in the Ministry of Trade and Industry. On August 18, 2003 the Company obtained the consent of principal of Bank Hapoalim Ltd. for the sale, which is required under the terms of the debentures securing the Company’s debt to the Bank.

                          The Board of Directors considered the consummation of the transaction for the sale of Marnetics Ltd. to Magal to be in the best interests of the Company and its shareholders and noted the following reasons:

•

In light of the Company’s diminished financial resources and following lengthy efforts by management to continue the use and benefit of the technology developed by Marnetics Ltd., the offer made by Magal was the best and most serious proposal offered to the Company’s management at the time.

•

The Company had an established relationship with Magal Ltd., through its affiliate Magalcom, a distributor of Marnetics Ltd.’s line of products, hence Magal is well aware of Marnetics’ potential. The Board considered this to be a marked advantage in realizing such potential.

•

The Board also believed that Magal’s undertaking to incorporate its distribution activities of 3Com Corporation’s products with those of Marnetics Ltd. would further strengthen the marketability of Marnetics products through, among other things, exposure to Magal’s existing client base.

                      Following the consummation of the Transaction, the Company proposed to continue its operations for the main purpose of collecting outstanding debts owed to the Company by Mr. Dov Strikovsy and the Municipality of Hod Hasharon, regarding which the Company had initiated legal proceedings, as well as continue its defense in legal proceedings initiated against it, including those which have been threatened or may be possibly initiated. In the event that the Transaction is not consummated, for whatever reason, the Company proposed that in addition to the above, it shall continue to seek opportunities for the sale of the Subsidiary and its Technology and/or other transactions with respect thereto.

                      Delisting of Trading of Shares from the Amex

                      By letter dated November 15, 2002, the Company was advised that its status was not in compliance with certain of the standards of the American Stock Exchange (the “Exchange”), namely 1) the aggregate market value of the shares publicly held was less than $1 million for more than 90 consecutive days and, 2) the common stock had been selling for a substantial period of time at a low price per share. As a consequence, the Exchange considered suspending dealing in, or removing the common shares from the list. The Company was offered an opportunity to submit a plan which would demonstrate an ability to regain compliance with the continued listing standards. Such a plan was submitted on December 23, 2002 and revised on January 13, 2003.

                      On January 31, 2003, the Exchange communicated to the Company that it had completed its review and determined to initiate de-listing proceedings.

                      By correspondence dated February 6, 2003, the Company appealed the Exchange’s determination and, in written submission dated March 9, 2003, the Company provided information in support of its request for review.

                      On March 25, 2003, a hearing was held before an Exchange Listing Qualifications Panel. By letter dated March 26, 2003, the Exchange notified the Company of the Panel’s determination that the Company’s common stock should be de-listed by the Exchange.

                      The AMEX suspended trading in the Company’s common stock effective April 1, 2003 and the Company did not appeal the Panel’s decision.

                      As from April 1, 2003 the Company’s shares began to be quoted on the Pink Sheets under the symbol MXBT.PK.

                      The Company is currently examining the possibility of terminating the registration of its ordinary shares under the Securities Exchange Act of 1934, hence ceasing its reporting obligations to the Securities Exchange Commission. The Company will make the required notifications and filings in accordance with the course of action that it shall adopt. It should be noted that if the Company will terminate the registration of its ordinary shares, certain information regarding the Company would no longer be available nor would it continue to be in its current form. Nevertheless, if registration is terminated, the Company will continue to be a public company under the Israeli Companies Law, and as such would still be required to prepare annual financial statements, have External Directors serving on its Board and Audit Committee, and all other requirements as detailed under the Company’s Law regarding public companies.

                      Sale of Electrical Business

                      Effective March 2001 (executed June 10, 2001) the Company sold to Idan Millenium Investments and Assets Ltd. (“IDAN’), a company under the control of Dov Strikovsky, a major shareholder and former President, Chairman and CEO of the Company, all the fixed assets, inventories, other assets and liabilities and related goodwill, in the amount of an appraised value of $2,000,000, relating to the electrical operations for a consideration of $597,000. The consideration is payable in 25 monthly installments of $24,000 commencing February 1, 2002. In May 2002 the Company signed an addendum with IDAN to change the terms of payments to such that the first 11 installment will be reduced to $7,000 each and the remaining 14 installments will be of $37,000. The Company, considering the collectibility probability, decided to establish an allowance on the amount not yet collected. During year 2002 Mr. Strikovsky repaid $71,000 on the account of the sale consideration. In year 2004 Mr. Strikovsky is involved in legal proceedings leading towards his filing for bankruptcy. If adjudged bankrupt, this will have a direct negative impact on the ability of the Company to collect the amounts due from him. (See “Item 7B – Related Party Transactions.”)

                      This summary highlights selected information about the Electrical Business purchase agreement and may not contain all of the information that is important to you.  To understand the sale of the Electrical Business more fully and for a more complete description of the legal terms, you should read (See -“Item 7B – Related Transactions”), and the agreements, which are included as exhibits to the annual reports on Form 20-F for the fiscal years ended December 31, 2000 and December 31, 2001.

                      Legal Services Agreement

                      The Company entered into a legal services agreement with the offices of Advocate Oded Steiff for the provision of legal services in Israel to the Company, its wholly owned subsidiary Marnetics Ltd. and their officers and directors, as from December 31, 2003. Prior to December 31 2003, the Company received legal services for it on-going operations in Israel from the law firm of Haim Samet, Steinmetz, Haring & Co., which is affiliated with Holland & Knight LLP., the law firm which provided legal services to the Company mostly with regard to U.S. securities issues.

                      As a result of the Company’s financial restraints, and in light of the Company’s now limited scope of operations, the Company sought to enter into a long-term relationship, within a fixed fee structure, which will meet its expected legal needs, especially with regard to its ongoing litigation matters.

                      In addition, the legal services agreement that the Company entered into with the offices of Advocate Oded Steiff will meet the Company’s needs in lieu of obtaining D&O insurance, which the Company maintained in recent years, and which the Company’s finances can no longer support. The Company believes that the legal services agreement will be sufficient to cover those legal expenses that the Company may incur in regard to D&O claims arising from acts prior to entering into the agreement and which are covered under the Company’s previous D&O insurance, and that the scope of the legal services agreement proposed is reasonably sufficient to cover future claims that may arise.

                      The services to be rendered under the agreement proposed include both ongoing legal services (drafting of correspondence and agreements, legal representation in negotiations, etc.) as well as representation in court proceedings initiated against the above persons and entities, up to but not including evidentiary hearings.

                      The ongoing legal services will be provided for a period of seven years, beginning January 1, 2004, and are limited to 10 hours per month and representation in up to 6 claims.

                      In consideration for the above services, the Company will pay a sum of US$ 40,000 plus VAT (Value Added Tax) as a one-time non-refundable payment.

Item 9.         The Listing

          A.        Listing Details

          The following are the high and low sales prices by fiscal quarter for the quarterly periods in which the Ordinary Shares had traded on the AMEX.

	Ordinary Shares Trading Prices

	High	Low

1998
Fourth Quarter (from November, 25, 1998)	US $6.125	US $4.875
1999
First Quarter	5.250	4.000
Second Quarter	4.125	1.750
Third Quarter	2.500	1.500
Fourth Quarter	3.500	1.330
2000
First Quarter	24.750	2.500
Second Quarter	15.750	6.750
Third Quarter	17.500	14.063
Fourth Quarter	14.500	6.313
2001
First Quarter	7.250	4.200
Second Quarter	4.600	1.10
Third Quarter	2.20	0.30
Fourth Quarter	0.90	0.35
2002
First Quarter	0.89	0.30
Second Quarter	0.44	0.20
Third Quarter	0.25	0.06
Fourth Quarter	0.18	0.06
2003
First Quarter	0.22	0.06

For the period from April 1, 2003 until July 6, 2004, the Company’s shares are traded on the Pink Sheets, and the high during this period was $0.16 and the low was $0.01. As at July 6, 2004, the shares were quoted at $0.03.

          B.         Markets

                      By letter dated November 15, 2002, the Company was advised that its status was not in compliance with certain of the standards of the American Stock Exchange (the “Exchange”), namely 1) the aggregate market value of the shares publicly held was less than $1 million for more than 90 consecutive days and, 2) the common stock had been selling for a substantial period of time at a low price per share. As a consequence, the Exchange considered suspending dealing in, or removing the common shares from the list. The Company was offered an opportunity to submit a plan which would demonstrate an ability to regain compliance with the continued listing standards. Such a plan was submitted on December 23, 2002 and revised on January 13, 2003.

                      On January 31, 2003, the Exchange communicated to the Company that it had completed its review and determined to initiate de-listing proceedings.

                      By correspondence dated February 6, 2003, the Company appealed the Exchange’s determination and, in written submission dated March 9, 2003, the Company provided information in support of its request for review.

                      On March 25, 2003, a hearing was held before an Exchange Listing Qualifications Panel. By letter dated March 26, 2003, the Exchange notified the Company of the Panel’s determination that the Company’s common stock should be de-listed by the Exchange.

                      The AMEX suspended trading in the Company’s common stock effective April 1, 2003 and the Company did not appeal the Panel’s decision.

                      As from April 1, 2003 the Company’s shares began to be quoted on the Pink Sheets under the symbol MXBT.PK.

                      The Company is currently examining the possibility of terminating the registration of its ordinary shares under the Securities Exchange Act of 1934, hence ceasing its reporting obligations to the Securities Exchange Commission. The Company will make the required notifications and filings in accordance with the course of action that it shall adopt. It should be noted that if the Company will terminate the registration of its ordinary shares, certain information regarding the Company would no longer be available nor would it continue to be in its current form. Nevertheless, if registration is terminated, the Company will continue to be a public company under the Israeli Companies Law, and as such would still be required to prepare annual financial statements, have External Directors serving on its Board and Audit Committee, and all other requirements as detailed under the Company’s Law regarding public companies.

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

                      On November 26, 2002, at the annual general meeting of shareholders, the shareholders of the Company amended Article 99 of the Articles of Association of the Company to provide to the fullest extent allowed under Israeli Companies Law a change of language to provide provisions which endeavor to limit personal liability of an office holder towards the Company and shareholders regarding insurance coverage, indemnification and exemption from duty of care. This amendment to the Articles of Association is included as an exhibit as revised articles of association to the annual report on Form 20-F for the fiscal year ended December 31, 2002.

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

                       C.  Material Contracts

                      Services agreement with Netlogic Ltd., a company under the control of Mr. Menachem Reinschmidt, Director and Chairman of the Company effective December 2, 2001, dated February 11, 2002, and (ii) an Addendum to the Services agreement dated December 2, 2002 until June 2, 2003, a Second Addendum to the Services agreement for an additional period through December 31, 2003 and an extension until March 31, 2004. (See “Item 7B - Major Shareholders and Related Party Transactions – Related Party Transactions.”)

                       Mr. Reinschmidt and Mr. Sheetrit are receiving contingent compensation for the continued support of the Company’s Legal Proceedings of 9% each of any amounts awarded to the Company and/or its subsidiary, Marnetics Ltd in its action against the Municipality of Hod Hasharon. (See “Item 7.B. Related Party Transactions –Compensation for Coninued Support of Company’s Legal Proceedings.”)

                      Amendment to the asset purchase agreement dated as of June 10, 2001 (Effective March 31, 2001) between the Company and Idan Millennium Investments and Assets dated as of May 6, 2002. (See “Item 8B – Significant Changes – Sale of Electrical Business.”)

                      Until September 2000 the Company held 33.6% of the outstanding shares of Speedwise Technologies Ltd (“Speedwise”). In September 2000, Speedwise issued shares to a third party resulting in a decrease in the Company’s holdings to 19.19% and during February 2001 additional shares were issued to third parties resulting in a further dilution to 14.73%. In October 2002 Speedwise sold its assets and intellectual property to a third party in consideration of cash and shares. Since then Speedwise has ceased operations but still owns the shares of the third party. Based on the consideration received by Speedwise, the Company assessed the recoverable amount of its investment in Speedwise at $60,000 and recorded an impairment charge of $522,000.  For the year ended December 31, 2003 the Company, accepting a conservative approach, decided to write-off the remaining $60,000 value of its investment in Speedwise when it became apparent that the near-term ability to recover the assessed value of their third party shares was dependent upon uncertainties and contingencies. Any future income resulting from these shares will be recorded in the year in which monies are actually received. (See “Item 18 - Consolidated Financial Statements December 31, 2003”); also (See -”Item 7B - Major Shareholders and Related Party Transactions – Related Party Transactions.”)

                      Inter Company Loan Agreement between the Company and Marnetics where as Marnetics Ltd will grant the Company a loan of up to $500,000 dated September 2002. (See “Item 7B - Major Shareholders and Related Party Transactions – Related Party Transactions.”)

                      In March 2002, Marnetics signed a distribution agreement with Magalcom Communications & Computers Ltd. to become a non–exclusive distributor of Marnetics products in Israel. The agreement has terminated during June 2003. (See “Item 8B – Significant Changes” regarding negotiations to sell Marnetics to Magalcom.)

                      D.  Currency Exchange Controls

                      Since January 1, 2003, all exchange control restrictions imposed by the State of Israel have been removed, although there are still reporting requirements for foreign currency transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. Nonresidents of Israel who purchase our ordinary shares are able to receive any dividends thereon (and any amounts payable upon the dissolution, liquidation and winding up of our affairs) freely repatriable in non-Israeli currency, provided that Israeli income tax has been paid or withheld on such amounts. (See - “Item 10.E. Additional Information - Taxation - Taxation of Non-Resident Shareholders.”)

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
Taxation

                      E.  Taxation

                      The following is a summary of the material Israeli and United States tax consequences, Israeli foreign exchange regulations and certain Israeli government programs affecting us. To the extent that the discussion is based on new tax or other legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax or other authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice, is not exhaustive of all possible tax considerations and should not be relied upon for tax planning purposes. Each individual should consult his or her own tax or legal advisor as to the Israeli, United States or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

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

                      On June 2, 2004, the Israel government introduced a bill to the Israel parliament proposing, among other things, changes to the corporate tax rate. The bill proposes to reduce the corporate tax rate from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. In order to enact the bill as law, the bill must be approved by the Israel parliament and published. The bill might be modified prior to enactment or might not be enacted at all. Accordingly, we cannot predict the consequences of the bill to us.

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

                      In December 2003, regulations promulgated pursuant to the Tax Reform were amended so that, in certain circumstances, capital gains derived from the sale and subsequent (same day) repurchase of shares traded on the TASE or from shares of Israeli companies publicly traded on a recognized stock exchange or regulated market in a country that has a treaty for the prevention of double taxation with Israel, may be taxed at a rate equal to the withholding tax rate applicable to revenues derived from such sale. In accordance with an announcement published by the Israeli Income Tax Commission, the withholding tax rate applicable to the sale of such shares until the end of the 2003 tax year, which was equal at such time to 1% of the revenues generated in their sale, was determined as the final tax rate applicable to such sale. The amended regulations also determined that the day of such sale and repurchase shall be considered the new date of purchase of such shares. The forgoing was not applicable to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; (iii) shareholders who acquired their shares prior to an initial public offering; (iv) in some cases, shareholders that received their shares within the framework of an employer-employee relationship; or (iii) shareholders claiming a deduction for financing expenses in connection with such shares. The amended regulations further provided that with respect to shares of Israeli companies traded in a stock exchange outside of Israel, the market price determined at the close of the trading day preceding the day of the sale and repurchase of such shares, shall constitute the new tax basis for any future sale of such shares.

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

          F.  Dividends and Paying Agents

                            Not applicable.

          G.  Statement of Experts

                           Not applicable.

          H.   Documents on Display

                      The Company (formerly named Stav Electrical Systems (1994) Ltd.) is subject to certain of the informational requirements of the Securities Exchange Act of 1934 and the rules and regulations promulgated there under and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission. Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N. W., Washington, D. C. 20549 and at the Regional Offices thereof at 233 Broadway, New York, New York and at 175 West Jackson Boulevard, Suite 900, Chicago, Illinois. Copies of such information can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N. W., Washington, D. C. 20549 at prescribed rates.  As a foreign private issuer, we became subject to the electronic filing requirements of Regulation S-T under the federal securities laws of the United States on November 4, 2002. Certain of our filings are available on the SEC’s website at http://www.sec.gov. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

                      You may request a copy of our U.S. Securities and Exchange Commission filings, at no cost, by writing or calling us at Marnetics Broadband Technologies Ltd., 10 Hayetzira Street, Ra’anana 43000, Israel, Attention: Mr. David Sheetrit, Chief Executive Officer, telephone: ++ 972-9-7616868. A copy of each report submitted in accordance with applicable United States law is available for public review at our principal executive offices.

          A copy of each document concerning Marnetics Broadband Technologies Ltd. that is referred to in this Annual Report on Form 20-F, is available for public view at our principal executive offices at Marnetics Broadband Technologies Ltd., 10 Hayetzira Street, Ra’anana 43000, Israel.

          I.  Subsidiary Information

                      Not Applicable.

Item  11.       Quantitative and Qualitative Disclosures about Market Risk

                      The Company is exposed to various market risks, including but not limited to risks deriving from changes in interest rates and inflation rates and changes in the exchange rate of the NIS against foreign currencies.

                      Interest Rate Risk.  At December 31, 2003, the Company had cash and cash equivalents in the aggregate amount of $234,000 deposited primarily in major Israeli banks.  These amounts accrue or bear nominal interest based on U.S. dollar interest rate and NIS interest rate.

                      Foreign Currency Exchange Risks. At December 31, 2003, more than 95% of the cash and cash equivalent were deposits denominated in NIS and linked to the US dollar exchange rate. Less than 5% of the Company’s current assets were cash deposits denominated in NIS. These amounts as presented in U.S. dollars may be affected by changes in the exchange rate between NIS and the U.S. dollars.

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

                      (a)     We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic filings with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms relevant to our Company. Within 90 days prior to the filing date of this Annual Report on Form 20-F, we have carried out an evaluation, under the supervision and with the participation of our management, including our active chairman of the board and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based upon that evaluation, acting chief executive officer and acting chief financial officer after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended) as of December 31, 2003, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the periods specified by the SEC’s rules and forms.

                      (b)     There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Item  16A.     Audit Committee Financial Report

                      Our audit committee did have an audit committee financial expert, Mr. George Balot, as defined by Item 401(h) of the SEC’s Regulation S-K until June 2003, at which time Mr. Balot resigned from the audit committee to become the Acting Chief Financial Officer of the Company, effective June 15, 2003.

                      Under Israeli Companies Law every public company is required to retain the services of an independent internal auditor. Therefore, our Company continued to make use of the services of Mr. Yossi Barak, an Israeli CPA/MBA, whose has an understanding of generally accepted accounting principles and financial statements, who has the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;  experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements; and an understanding of internal control over financial reporting.

Item  16B.     Code of Ethics.

                      The Company did not formally adopt a Code of Ethics and Business Conduct that apply to all our directors, officers and employees, including our principal executive officer and principal financial officer.

                      The Company began formulating its Code of Ethics and Business Conduct in the latter half of year 2003 to meet the SEC requirements. In the second quarter of year 2004, the Company began serious negotiations for the sale of the Company and anticipated ceasing its SEC reporting requirements. If negotiations with spotential purchaser do not materialize the Company will request permission to cease filing reports with the SEC.

Item  16C.     Principal Accounting Fees and Services

	YEAR ENDED DECEMBER 31, 2003		YEAR ENDED DECEMBER 31, 2002

	AMOUNT ($ IN THOUSANDS)	PERCENTAGE	AMOUNT ($ IN THOUSANDS)	PERCENTAGE

Audit Fees	8,800	88%	11,189	90.3%

Tax Fees	1,200	12%	1,200	9.7%

Notes:

Comprises audit and tax fees to Brightman Almagor, independent public accountants in Israel, a member of Deloitte Touche Tohmatsu. These fees include fees paid for both the Company and its subsidiary Marnetics Ltd.

Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

Audit-related fees relate to assurance and associated services that traditionally are performed by the independent auditor, including: accounting consultation and consultation concerning financial accounting and reporting standards.

Pre-approval Policies and Procedures:  Any services provided by Brightman Almagor that are not specifically included within the scope of the audit must be pre-approved by our audit committee prior to any engagement. None of the fees paid to Brightman Almagor were approved pursuant to a de minimus exception.

ITEM 16D.   Exemptions from Listing Requirements of Audit Committee

                      Not yet applicable to the Registrant.

ITEM 16E.   Purchase of Equity Securities by Issuer and Affiliated Purchasers

                      Not yet applicable to the Registrant

PART III

Item 17.        Financial Statements.

                      Not applicable.  The Company has elected to furnish financial statements pursuant to Item 18 below.

Item 18.        Financial Statements.

The Consolidated Financial Statements and related notes required by this item are found at the end of this Annual Report, F-1 to F-19.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Public Accountants	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2002	F-3
Consolidated Statements of Operations or the years ended December 31, 2003, 2002, and 2001 and for the cumulative period from June 1, 1998 to December 31, 2003	F-4
Statements of Changes in Shareholders’ Equity for the years ended December 31, 2003, 2002 and 2001	F-5
Statements of Consolidated Cash Flows for the years ended December 31, 2003, 2002 and 2001 and for the cumulative period from June 1, 1998 to December 31, 2003	F-6 to F-8
Notes to the Financial Statements	F-9 to F-18

Item 19.        EXHIBITS

1.1	Memorandum of Association of the Registrant (filed as Exhibit 3.1 to Form F-1 Registration Statement No. 333-8800 and by this reference incorporated herein).

1.2

Amended and Restated Articles of Associations of the Registrant (including revision for Amendment from November 26, 2002 reflected in amended wording to Article 99) (incorporated by reference to Exhibit 1.2 to the Company’s annual report on Form 20-F for the year ended December 31, 2002).

4.1	2001 Share Option Plan (incorporated by reference to Exhibit 4.1 to the Company’s annual report on Form 20-F for the year ended December 31, 2000).

4.2

Services agreement with Netlogic Ltd., a company under the control of Mr. Menachem Reinschmidt, Director and then Chief Executive Officer of the Company, effective December 2, 2001, dated February 11, 2002 (incorporated by reference to Exhibit 4.2 to the Company’s annual report on Form 20-F for year ended December 31, 2001).

4.3

Addendum to services agreement with Netlogic Ltd., a company under the control of Mr. Menachem Reinschmidt, current Chairman of the Board of the Company, dated December 2, 2002 (incorporated by reference to Exhibit 4.3 to the Company’s annual report on Form 20-F for the year ended December 31, 2001).

4.4

Second addendum to services agreement with Netlogic Ltd., a company under the control of Mr. Menachem Reinschmidt, current Chairman of the Board of the Company dated June 2, 2003 (incorporated by reference to Exhibit 4.4 to the Company’s annual report on Form 20-F for the year ended December 31, 2002).

4.5	Extension to the Service Agreement up until March 31, 2004 (incorporated by reference to “Item 6. Directors, Senior Managers and Employees – Compensation” in this annual report on Form 20-F).

8	List of subsidiaries (incorporated by reference to “Item 4 – Information on the Company – Organizational Structure” in this Annual Report on Form 20-F).

10.1	Form of officers’ and directors’ indemnification agreement (filed as Exhibit 10.3 to Form F-1 Registration Statement No. 333-8800 and by this reference incorporated herein).

10.2	Loan agreement between Bank Hapoalim Ltd. and the Registrant (filed as Exhibit 10.4 to Form F-1 Registration Statement No. 333-8800 and by this reference incorporated herein).

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

10.8

Agreements to the assignment of debt by and among the Company, Bank Hapoalim Ltd. and Shlavor Systems Ltd. dated as of May 9, 2001 (incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 20-F for year ended December 31,  2000).

12.1	Certification of Chairman of the Board pursuant to Exchange Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Acting Chief Financial Officer pursuant to Exchange Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1

Certification of Chairman of the Board and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This document is being furnished in accordance with SEC Release No. 33-8212 and 34-47551.

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MARNETICS BROADBAND TECHNOLOGIES LTD.

By:	/s/ Menachem Reinschmidt

Menachem Reinschmidt, Chairman of the Board

By:	/s/ George Balot

George Balot, Acting Chief Financial Officer

Date:  July 14, 2004

EXHIBIT 12.1

Certification of Chairman of the Board
pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)),
as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION

I, Menachem Reinschmidt, certify that:

1. I have reviewed this annual report on Form 20-F of Marnetics Broadband Technologies Ltd..;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15e and 15d-15e) for the company and have:

     (a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b)   evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c)   disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

     (a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

     (b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: July 14, 2004

/s/ Menachem Reinschmidt

Menachem Reinschmidt Chairman of the Board

EXHIBIT 12.2

Certification of Chief Financial Officer
pursuant to Rules 13a-14(a) (17 CFR 240.13a-14(a)),
as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

CERTIFICATION

I, George Balot, certify that:

1. I have reviewed this annual report on Form 20-F of Marnetics Broadband Technologies Ltd..;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15e and 15d-15e) for the company and have:

     (a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b)   evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (c)   disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and

5. The company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):

     (a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and

     (b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: July 14, 2004

/s/ George Balot

George Balot Acting Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Marnetics Broadband Technologies Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), the undersigned hereby certify pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that to the best of our knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Menachem Reinschmidt

Name: Menachem Reinschmidt Title: Chairman of the Board

/s/ George Balot

Name: George Balot Title: Acting Chief Financial Officer

Date: July 14, 2004

A signed copy of this written statement required by Section 906 has been provided to Marnetics Broadband Technologies Ltd. and will be retained by Marnetics Broadband Technoloiges Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS

Page

Report of Independent Public Accountants	F-2

Consolidated Balance Sheets as at December 31, 2003 and 2002	F-3

Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001 and for the cumulative period from June 1, 1998 to December 31, 2003	F-4

Statements of Changes in Shareholders’ Equity (Deficiency) for the years ended December 31, 2003, 2002 and 2001	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001 and for the cumulative period from June 1, 1998 to December 31, 2003	F-6

Notes to the Financial Statements	F-9

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Marnetics Broadband Technologies Ltd.

We have audited the accompanying consolidated balance sheets of Marnetics Broadband Technologies Ltd. (“the Company”) (a development stage company) as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity (deficiency) and cash flows for the years ended December 31, 2003, 2002 and 2001 and the cumulative period from June 1, 1998 (date of commencement of operations) to December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company  (a development stage company) as of December 31, 2003 and 2002, and its consolidated results of operations and its cash flows for the years ended December 31, 2003, 2002 and 2001 and the cumulative period from June 1, 1998 (date of commencement of operations) to December 31, 2003, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Due to the lack of additional funds and the delay of potential orders, the Board of Directors of the Company decided to cease all activities of the Company (see Note 1b). The accompanying consolidated financial statements do not include any adjustments as a result.

Brightman Almagor & Co.
Certified Public Accountants (Israel)
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
July 8, 2004

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
(U.S.$ in thousands, except share data)

CONSOLIDATED BALANCE SHEETS

	December 31,

	2 0 0 3	2 0 0 2

ASSETS

Current assets
Cash and cash equivalents	$234	$957
Trade accounts receivable	-	13
Other accounts receivable (Note 5a)	72	302

Total current assets	306	1,272

Investment in affiliate (Note 3)	-	60

Fixed assets (Note 4)
Cost	295	287
Less - accumulated depreciation	203	134

Fixed assets, net	92	153

	$398	$1,485

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)

Current liabilities
Trade payables	$3	$19
Other liabilities and accrued expenses (Note 5b)	1,162	1,250

Total current liabilities	1,165	1,269

Accrued severance pay, net	-	8

Commitments and contingent liabilities (Note 6)

Shareholders’ equity (deficiency) (Note 7)
Share capital:
Ordinary shares of NIS 0.08 par value (Authorized - 25,000,000 shares, issued and outstanding - 7,362,390 shares at December 31, 2003 and 2002)	130	130
Additional paid-in capital	25,203	25,203
Deferred stock based compensation	-	(792)
Accumulated deficit	(26,100)	(24,333)

Total shareholders’ equity (deficiency)	(767)	208

	$398	$1,485

The accompanying notes are an integral part of the financial statements

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
(U.S.$ in thousands, except share and per share data)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,			Cumulative from June 1, 1998 date of (commencement of operations) to December 31,

	2 0 0 3	2 0 0 2	2 0 0 1	2 0 0 3

Revenue	$4	$19	$-	$23

Research and development costs, net (excluding $702 and $2,287 of non-cash compensation for the year ended December 31, 2003 and cumulative from June 1, 1998 to December 31, 2003, respectively) (Note 9a)	210	486	812	1,924
Sales and marketing expenses, net (Note 9b)	174	464	310	1,090
General and administrative expenses (excluding $90 and $2,510 of non-cash compensation for the year ended December 31, 2003 and cumulative from June 1, 1998 to December 31, 2003, respectively) (Note 9 c)	434	784	1,128	3,293
Provision for legal claim (Note 6b)	-	(500)	750	250
Impairment of goodwill (Note 10)	-	-	9,309	9,309
Loss allowance on loan to related party (Note 11)	-	-	1,228	1,228
Collection of loan from related party (Note 11)	-	(266)	-	(266)
Write-down of investment in affiliate (Note 3)	60	522	-	582
Provision for a bank guarantee (Note 11)	-	716	-	716
Non-cash compensation expenses	792	792	805	4,797

Total costs and expenses	1,670	2,998	14,342	22,923

Operating loss	(1,666)	(2,979)	(14,342)	(22,900)

Financial income (loss), net	(101)	32	175	290
Loss on sale of fixed assets	-	-	-	(28)
Taxes on income	-	(74)	-	(74)
Share in losses of affiliate	-	-	-	(660)

Loss from continuing operations	(1,767)	(3,021)	(14,167)	(23,372)

Discontinued operations
Loss from operations of electrical division	-	-	(450)	(450)
Loss on sale of electrical division	-	-	(2,278)	(2,278)

Loss for the period	$(1,767)	$(3,021)	$(16,895)	$(26,100)

Per share data (basic and diluted)(Note 2g)
Loss from continuing operations	$(0.24)	$(0.41)	$(2.11)

Loss from discontinued operations	$-	$-	$(0.40)

Loss for the period	$(0.24)	$(0.41)	$(2.51)

Number of shares used in computing loss per share (basic and diluted)	7,362,390	7,362,390	6,725,685

The accompanying notes are an integral part of the financial statements

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
(U.S.$ in thousands, except share data)
STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIENCY)

	Number of shares	Share capital	Additional paid-in capital	Deferred stock-based compensation	Accumulated deficit	Total

Balance at January 1, 2001	6,407,333	$130	$25,143	$(2,329)	$(4,417)	$18,527

Amortization of deferred compensation				745		745
Compensation related to options granted to service providers			60			60
Issuance of shares for no consideration	955,057
Loss for the year					(16,895)	(16,895)

Balance at December 31, 2001	7,362,390	130	25,203	(1,584)	(21,312)	2, 437

Amortization of deferred compensation				792		792
Loss for the year					(3,021)	(3,021)

Balance at December 31, 2002	7,362,390	130	25,203	(792)	(24,333)	208

Amortization of deferred compensation				792		792

Loss for the year					(1,767)	(1,767)

Balance at December 31, 2003	7,362,390	$130	$25,203	$-	$(26,100)	$(767)

The accompanying notes are an integral part of the financial statements

MARNETICS BROADBAND TECHNOLOGIES LTD
(A Development Stage Company)
(U.S.$ in thousands)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,			Cumulative from June 1, 1998 date of (commencement of operations) to December 31,

	2 0 0 3	2 0 0 2	2 0 0 1	2 0 0 3

Cash flows from operating activities:
Loss for the period	$(1,767)	$(3,021)	$(16,895)	$(26,100)
Adjustments to reconcile loss for the period to cash used in operating activities (Appendix A):	1,052	1,630	12,775	18,641

Net cash used in operating activities	(715)	(1,391)	(4,120)	(7,459)

Cash flows from investing activities:
Cash acquired in a non-cash reverse merger (Appendix B)	-	-	-	22
Purchase of fixed assets	(8)	(20)	(85)	(346)
Proceeds from sale of fixed assets	-	-	-	10

Net cash used in investing activities	(8)	(20)	(85)	(314)

Cash flows from financing activities:
Short-term debt, net	-	(50)	(751)	(801)
Repayment of long-term loan	-	-	828	828
Issuance of share capital	-	-	-	7,981
Investment in affiliate	-	-	-	(1)

Net cash provided by (used in) financing activities	-	(50)	77	8,007

Increase (decrease) in cash and cash equivalents	(723)	(1,461)	(4,128)	234

Cash and cash equivalents at the beginning of the period	957	2,418	6,546	-

Cash and cash equivalents at the end of the period	$234	$957	$2,418	$234

The accompanying notes are an integral part of the financial statements

MARNETICS BROADBAND TECHNOLOGIES LTD
(A Development Stage Company)
(U.S.$ in thousands)

APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,			Cumulative from June 1, 1998 date of (commencement of operations) to December 31,

	2 0 0 3	2 0 0 2	2 0 0 1	2 0 0 3

Appendix A
Adjustments to reconcile loss for the period to net cash used in operating activities:

Depreciation	$69	$70	$53	$265
Loss on sale of fixed assets	-	-	-	28
Accrued severance pay, net	(8)	8	-	-
Share in losses of affiliate	-	-	-	660
Loss on sale of discontinued operations (Appendix C)	-	-	2,278	2,278
Impairment of goodwill	-	-	9,309	9,309
Loss allowance on loan to related party	-	-	1,228	1,228
Non-cash compensation expenses	792	792	805	4,797
Write-down for decline in value of investments	60	522	-	582
Provision for a bank guarantee	-	716	-	716
Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	13	(13)	303	235
Decrease (increase) in other accounts receivable	230	(54)	(235)	(115)
Decrease in inventories	-	-	684	684
Decrease in trade payables	(16)	(116)	(1,342)	(1,439)
Decrease in other liabilities and accrued expenses	(88)	(295)	(308)	(587)

	$1,052	$1,630	$12,775	$18,641

Appendix B
Purchase of a subsidiary in a reverse merger:

Current assets				4,947
Non-current assets				1,272
Fixed assets				474
Goodwill				11,309
Current liabilities				(6,497)
Long-term liabilities				(213)
Cash acquired				22

Total non-cash consideration				$11,314

The accompanying notes are an integral part of the financial statements

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
(U.S.$ in thousands)

APPENDICES TO CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,	Cumulative from June 1, 1998 date of (commencement of operations) to December 31,

	2 0 0 1	2 0 0 3

Appendix C
Sale of discontinued operations:

Current assets	$1,076	$1,076
Fixed assets	425	425
Goodwill	2,000	2,000
Current liabilities	(867)	(867)
Long-term liabilities	(356)	(356)

Loss on sale of discontinued operations	$2,278	$2,278

Information on non-cash transactions
Extinguishments of a short-term debt to bank in exchange for assignment of a receivable

Short-term debt	$2,173	$2,173
Assignment of a receivable	(2,173)	(2,173)

	$-	$-

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

The merger between Marnetics and the Company was accounted for as a reverse merger. As the shareholders of Marnetics (as a group) received the largest ownership interest in the Company, Marnetics was determined to be the “accounting acquirer” in the reverse acquisition. As a result, the historical financial statements of the Company (prior to December 31, 2000) were replaced with the historical financial statements of Marnetics. The fair value of Stav shares, US$ 11,314,280 was determined on the basis of the average market price of its outstanding shares US$ 8.00 per share. Goodwill in the amount of $ 11,309,000 was recorded accordingly.

Effective March 2001 the Company sold to Idan Millennium Investments and Assets Ltd (“IDAN”), a company under the control of Mr. Strikovsky, former CEO and former chairman of the board, all the fixed assets, inventories, other assets and liabilities and goodwill related to the electrical operations for a consideration of $597,000 (see also Note 11).

b.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company has a limited operating history and has sustained losses since its inception. As shown in the accompanying financial statements, the Company incurred a net loss of $ 1,767 for the year ended December 31, 2003 and as of that date has accumulated loss of $ 26,100.

In March 2003, in light of the financial position and liquidity considerations of the Company, the Company’s board of directors decided to cease all of the Company’s operations to lay-off most of the Company’s employees, to seek a potential purchaser for the subsidiary or its IP and to find a potential investor in the Company.

The consolidated financial statements do not include any adjustments as a result.

Note 2 - Significant accounting policies

a.	Development stage enterprise

Since planned principal operations have not yet begun to generate any revenues, the Company is a development stage company. All pre-operating costs have been expensed as incurred.

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

Certain figures from prior years have been reclassified in order to conform to the 2003 presentation.

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

Note 2 - Significant accounting policies (cont.)

k.	Recent accounting pronouncements

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51”. The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities”) and how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”) to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities (“SPEs”) created prior to February 1, 2003. The company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities.”  SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.  In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative.  It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows.  SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and did not have a material impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.”  SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity.  It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances).  SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.  The adoption of SFAS No. 150 did not have an impact on the Company’s financial statements.

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

Note 3 – Investment in affiliate

Until September 2000 the Company held 33.6% of the outstanding shares of Speedwise Technologies Ltd (“Speedwise”). In September 2000, Speedwise issued shares to a third party resulting in a decrease in the Company’s holdings to 19.19% and during February 2001 additional shares were issued to third parties resulting in a further dilution to 14.73%. In October 2002 Speedwise sold its assets and intellectual property to a third party in consideration of cash and shares. Based on the consideration received by Speedwise, the Company assessed the recoverable amount of its investment in Speedwise at $60,000 and recorded an impairment charge of $522,000.  As at the end of the year 2003 the Company, accepting a conservative approach, decided to write-off the remaining $60,000 value of its investment in Speedwise when it became apparent that the near-term ability to recover the assessed value of their third party shares was dependent upon uncertainties and contingencies. Any future income resulting from these shares will be recorded in the year in which monies are actually received.

Note 4 - Fixed assets

	December 31,

	2 0 0 3	2 0 0 2

Cost:
Computers and software	$204	$196
Leasehold improvements	51	51
Furniture and fixtures	40	40

	$295	$287

Accumulated depreciation:
Computers and software	$179	$118
Leasehold improvements	16	10
Furniture and fixtures	8	6

	$203	$134

Note 5 - Supplementary balance sheet information

a.	Other accounts receivable

	December 31,

	2 0 0 3	2 0 0 2

Prepaid expenses	$19	$60
Restricted cash	28	30
Government authorities	13	199
Others	12	13

	$72	$302

b.	Other liabilities and accrued expenses

	December 31,

	2 0 0 3	2 0 0 2

Wages and related accruals	$10	$82
Government authorities	12	98
Provision for a bank guarantee	716	716
Provision of legal claim	250	250
Other accrued expenses	174	104

	$1,162	$1,250

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

Note 6 - Commitments and contingent liabilities

a.	Liens, security and guarantees

The Company has obtained bank guarantees of $39,400, of which $28,000 are secured by a restricted deposit, in connection with the Company’s facilities operating lease agreement in Israel.

b.	Legal claim

The Company and Mr. Strikovski was named as a defendant in a claim for specific performance of an agreement allegedly entered into by the Company and the plaintiff in April 1999 (the “Agreement”) as well as damages as a result of a breach of the agreement. On July 2, 2001, due to the fact that no defense and/or reply was provided by the Company, judgment was entered against the Company in the amount of $725,000. On February 7, 2002 the Company filed a motion to vacate the judgment and on February 27, 2002 the court rejected the motion. The Company filed an appeal on the court decision which was accepted by the Supreme Court of the State New York with instructions to allow evidentiary hearing. The hearing was held on May 22, 2003 and the Company is awaiting the court’s decision. The plaintiff proposed to settle the suit for $250,000 and while the Company was willing to further negotiate a substantially lower amount, in light of the plaintiff’s position the Company decided to reject the proposal. In 2001 the Company has established an allowance in the amount of $750,000 to provide for its possible exposure. In light of the developments in 2002, the Company decreased the allowance by $500,000 to $250,000 which, in light of the judgment against the Company and the settlement offer proposed, represents  a conservative estimate of the probable exposure.

c.	Royalties

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

The total amount of grants accrued at December 31, 2003 was $220,000.

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

Note 7 - Shareholders’ equity (deficiency)

a.	In December 1998 the Company consummated an Initial Public Offering (IPO).

Subsequent to the IPO, the Company’s ordinary shares were quoted and listed on the American Stock Exchange (AMEX). In April 2003 the AMEX had notified the Company that it no longer qualify for trading and that its shares would be deleted from trading on the AMEX. The Company’s shares are now traded on the Pink Sheets.

b.

In January 2000, Marnetics issued 36,318 ordinary shares to an investor in consideration for $295,000. In addition, Marnetics granted the investor options to purchase 10,465 outstanding shares of the Company at $8.12 per share.

c.	In February 2000, Marnetics issued 130,719 ordinary shares to ECI Telecom Ltd. for $2,000 thousand.

d.

Through September 30, 2000, Marnetics had granted to specific employees options to purchase 40,437 ordinary shares of the Company’s subsidiary pursuant to their employment agreements. The exercise price of the options is $1. Most of the options vest over four years. As part of the share exchange agreement these options were replaced with 308,300 options to purchase ordinary shares of  the Company (see also Note 8(f) below).

e.

In October 2000 Marnetics reached an agreement with a group of new investors (the “Investors”). In accordance with the agreement, the Company issued to the Investors 221,200 ordinary shares in consideration of $5,076 thousand.

f.

On June 1, 2000 a share exchange agreement (“the agreement”) was signed between the Company and Marnetics. The agreement was consummated after final approval of the Company’s shareholders on December 20, 2000. Pursuant to the agreement the Company issued to the shareholders of Marnetics shares and options in the amounts of 4,993,048 and 1,761,236 (including 308,300 options to employees of Marnetics) respectively, representing 75% of its outstanding shares and options, on a fully diluted basis, in exchange for all shares in  Marnetics.

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

The amount of options outstanding as at December 31, 2003 is 1,964,113 of which 187,221 were granted to employees.

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

Note 8 - Taxes on income

The Company is assessed under the provisions of the Israeli Income Tax Law (Inflationary Adjustments) 1985, pursuant to which results for tax purposes are measured in new Israeli shekels in real terms in accordance with changes in the Israeli consumer price index.

Income is taxable at the ordinary corporate tax rate of 36%.

Deferred taxes

The main components of the Company’s deferred tax assets are as follows:

	December 31,

	2 0 0 3	2 0 0 2

Deferred tax assets:
Net operating loss carryforwards in Israel	$(3,089)	$(2,545)
Less – Valuation allowance	3,089	2,545

Balance	$-	$-

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

Tax loss carryforwards of the Company and its subsidiary company totalling US$ 8,597 thousand are unlimited in duration, denominated in NIS and linked to the Israeli consumer price index.

Tax assessments

The Company received final tax assessments through the tax year ended December 31, 1998.
The Subsidiary received final tax assessments through the tax year ended December 31, 2002.

Note 9 - Supplementary statement of operations information

a.	Research and development costs, net

	Year ended December 31,			Cumulative from June 1, 1998 (date of commencement of operations) to December 31,

	2 0 0 3	2 0 0 2	2 0 0 1	2 0 0 3

Salaries and related expenses	$207	$534	$670	$1,739
Subcontractors	13	-	-	73
Depreciation	63	61	53	140
Other	7	31	89	192

	290	626	812	2,144
Less - participation of the Government of Israel	80	140	-	220

	$210	$486	$812	$1,924

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

Note 9 - Supplementary statement of operations information

b.	Sales and marketing expenses, net

	Year ended December 31,			Cumulative from June 1, 1998 (date of commencement of operations) to December 31,

	2 0 0 3	2 0 0 2	2 0 0 1	2 0 0 3

Salaries and related expenses	$155	$324	$251	$825
Subcontractors	-	64		64
Advertising and marketing costs	19	76	75	231

	174	464	326	1,120

Less - participation of the Government of Israel	-	-	(16)	(30)

	$174	$464	$310	$1,090

c.	General and administrative expenses

	Year ended December 31,			Cumulative from June 1, 1998 (date of commencement of operations) to December 31,

	2 0 0 3	2 0 0 2	2 0 0 1	2 0 0 3

Salaries and related expenses	$165	$194	$472	$1,185
Professional services	118	291	321	1,069
Management fee	-	10	-	53
Others	151	289	335	986

	$434	$784	$1,128	$3,293

Note 10 - Impairment of goodwill

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

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

Note 11 –Transactions with related parties in previous years

a.

In prior years the Company granted loan to Mr. Strikovsky in the amount of $1,228,000. The loan was linked to the Israeli CPI and bore interest of 2% per annum and was repayable in eight annual installments each comprised of 1/8 of the principal and the accrued interest thereon commencing December 2000. At December 31, 2001 the Company reassessed the collectibility of the loan in accordance with provisions of SFAS No. 114 “Accounting by Creditors for Impairment of a Loan”, and resolved, considering the probability of its collectibility, to establish a loan loss allowance for the entire amount. During 2002 $266,000 were repaid on the account of the loan.

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

Through December 31, 2002 Hod Hashron has not made any re-payment on account of the debt, and therefore the guarantee has not decreased. According to the terms of the Bank Agreement, following November 30, 2002, the Bank is entitled to exercise the outstanding amount of the guarantee, and since the guarantee has not decreased, the Company decided in 2002 to establish an allowance for the guarantee in full.

Nevertheless, the Company and its representatives are conducting on-going negotiations with Hod Hasharon for the repayment of the debt to the Bank, although at present the Company cannot assess what portion of the debt will be recovered (and the guarantee decreased accordingly) as a result of such negotiations, or any future action by the Company.

On November 20 2003, the Company filed suit against the Municipality of Hod Hasharon and its then head of the Engineering Department, in the sum of NIS 10,000,000 (approximately $2.2 million) (for court fee purposes), claiming that the negligence of and/or misrepresentations made by the Municipality at the time of the reverse merger transaction between the Company and Marnetics Ltd., in regard to the Municipality’s debt towards the Company, caused Marnetics Ltd. damages of some NIS 24,000,000 (approximately $5.33 million) between the years 2000 and 2002. On March 2004, the Municipality of Hod Hasharon filed a counterclaim for NIS 4.48 million for payment in excess of work and services provided.

(2)

Following the Bank Agreement, on June 30, 2001 an agreement (the “Agreement”) was signed between Mr. Strikovsky and the Company pursuant to which Strikovsky agreed to reimburse the Company for the Repaid Amount and any additional amount that the Company may have to pay to the Bank if the Bank exercises the guarantee related to the debt of Hod Hasharon. The reimbursement amount of $954,000 is due and payable to the Company and will be paid in monthly installments of $48,000 commencing on June 1, 2004 until paid in full. All amounts due and payable to the Company are linked to the Israeli CPI and bear interest of 4% per annum.. The reimbursement amount of $954,000 was not  recognized as the probability of its realization was in doubt.

(3)

Effective March 2001 the Company sold to IDAN, a company under the control of Strikovsky, all the fixed assets, inventories, other assets and liabilities and related goodwill, in the amount of $2,000,000, relating to the electrical operations for a consideration of $597,000. The consideration is payable in 25 monthly installments of $24,000 commencing February 1, 2002. In May 2002 the Company signed an addendum with IDAN to change the terms of payments to such that the first 11 installment will be reduced to $7,000 each and the remaining 14 installments will be of $37,000. The Company, considering the probability of collection, decided to establish an allowance of $597,000 on the amount that was not collected. As of December 31, 2002  $71,000 were repaid on account of the sale consideration.

MARNETICS BROADBAND TECHNOLOGIES LTD.
(A Development Stage Company)
Notes to the Consolidated Financial Statements

Note 11 –Transactions with related parties in previous years (cont.)

(4)

To secure his obligations under the various agreements Mr. Strikovsky has collateralized 300,000 shares that he owns of the Company. No other payments were made by Mr. Strikovski subsequent to December 31, 2002.

(5)

On September 10, 2003 the Company filed a lawsuit against Mr. Strikovsky and companies under his control for about NIS 3.2 million ($about $700,000), alleging default in loan repayment as well as amounts due from the sale of the Company’s electrical business. The Company obtained a court order for the seizure of certain notes credited to the defendants by the Municipality of Hod Hasharon.

The defendants have not yet filed any defense motion.

Following the failure of the defendants to file a defense motion the Company learned that Mr. Strikovsky filed a request for liquidation and has already begun the statutory steps required for that purpose; consequently, the Company asked the court to retrieve its lawsuit. Within the framework of the liquidation proceedings the first creditors meeting was called for July 14, 2004.